Confidentially submitted to the Securities and Exchange Commission on September 25, 2017

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Camposol Holding Plc

(Exact name of registrant as specified in its charter)

Cyprus	100	Not Applicable
State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Av. El Derby 250,

Santiago de Surco,

Lima, Peru

(51) (1) 634-7100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Congency Global Inc.

10 E. 40th Street, 10th floor

New York, NY 10016

(212) 947-7200

(Name and address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Gregory Harrington Arnold & Porter Kaye Scholer LLP 601 Massachusetts Ave., NW Washington, D.C. (202) 942 5000 (202) 942 5999	Jorge L. Ramirez Chief Executive Officer Camposol Holding Plc Av. El Derby 250 Santiago de Surco Lima, Peru (51) (1) 213-6565	Adam J. Brenneman Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York (212) 225 2704 (212) 225 3999

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company.  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE	AMOUNT OF REGISTRATION FEE
Ordinary Shares nominal value	$	$	$

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED SEPTEMBER 25, 2017

PROSPECTUS

Ordinary Shares

Camposol Holding Plc

This is Camposol Holding Plc’s (the “Company”) initial public offering. We and the selling shareholders named in this prospectus (the “Selling Shareholder(s)”) are offering                 Ordinary Shares (the “Ordinary Shares”) of the Company (this “Offering”) in a combined offering consisting of (1) an international offering of                 Ordinary Shares in the United States and other countries outside the United States and Peru through the international underwriters named in this prospectus, which we refer to as the international offering, and (2) a concurrent public offering of                 Ordinary Shares in Peru registered with the Peruvian Capital Markets Superintendency (Superintendencia del Mercado de Valores or the “SMV”), through the Peruvian placement facilitation agents named in this prospectus, which we refer to as the Peruvian offering. We will not receive any proceeds from the sale of Ordinary Shares by the Selling Shareholder(s). No public market currently exists for our Ordinary Shares. We expect the initial public offering price of the Ordinary Shares to be between $         and $         per share. We have applied to have our Ordinary Shares listed on the New York Stock Exchange (“NYSE”) under the symbol “            ”. We will apply to register this Offering, this prospectus and the Ordinary Shares in the Peruvian Public Registry of the Capital Markets (Registro Público del Mercado de Valores) under the Institutional Investors’ Market Section managed by the Peruvian Capital Markets Superintendency (Superintendencia del Mercado de Valores or the “SMV”), and to list the Ordinary Shares on the Lima Stock Exchange (Bolsa de Valores de Lima or the “LSE”) pursuant to the Institutional Investors’ Market Regulations (Reglamento del Mercado de Inversionistas Institucionales or the “IIM Regulations”) approved by SMV Resolution No. 021-2013-SMV/01 and the Securities Registration and Exclusion Regulations (Reglamento de Inscripción y Exclusión de Valores Mobiliarios en el Registro Público del Mercado de Valores y en la Rueda de Bolsa), approved by SMV Resolution No. 031-2012-SMV-01.

We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933 and, as a result, are subject to reduced public company reporting requirements.

Investing in our Ordinary Shares involves risks. Please read “Risk Factors” beginning on page 20 of this prospectus.

Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	See “Underwriting” for additional information regarding total underwriter compensation.

We and the Selling Shareholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                 additional Ordinary Shares at the public offering price, less the underwriting discount.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Ordinary Shares against payment in New York, New York on or about                , 2017.

Joint Global Coordinators

BofA Merrill Lynch	UBS Investment Bank

The date of this prospectus is                 , 2017

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. Neither Camposol, the Selling Shareholders, nor the underwriters have authorized anyone to provide you with information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. The information contained in this prospectus or any free writing prospectus is accurate only as of the date of this prospectus or such free writing prospectus, regardless of the time of delivery of this prospectus or any free writing prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

We and the Selling Shareholders are offering to sell, and seeking offers to buy, Ordinary Shares only in jurisdictions where offers and sales are permitted. None of the Company, the Selling Shareholders nor the underwriters have taken any action to permit a public offering of our Ordinary Shares or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required,

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other than the United States and Peru. You are required to inform yourselves about and to observe any restrictions relating to this Offering and the distribution of this prospectus.

Basis of Presentation

Unless otherwise specified, references herein to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to United States dollars, the legal currency of the United States; references to “sol”, “PEN,” “soles” or “S/” are to the sol, the legal currency of Peru; references to “€,” “euros” and “EUR” are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

References in this prospectus to “Camposol,” “the Company,” “we,” “us” or “our” refer to Camposol Holding Plc. and its consolidated subsidiaries, unless the context requires otherwise. As used in this prospectus, the terms “fiscal,” “fiscal year” and “fiscal year ended” refer to our fiscal year, which ends on December 31 of such fiscal year. “ Camposol S.A.” refers to our subsidiary Camposol S.A., a sociedad anónima organized and existing under the laws of Peru.

NOTICE TO RESIDENTS OF PERU

THIS OFFERING WILL BE CONSIDERED A PUBLIC OFFERING DIRECTED EXCLUSIVELY TO “INSTITUTIONAL INVESTORS” (AS SUCH TERM IS DEFINED UNDER THE IIM REGULATIONS). THE ORDINARY SHARES, THIS OFFERING AND THIS PROSPECTUS WILL BE REGISTERED WITH THE SMV PURSUANT TO THE PROCEDURES SET FORTH IN TITLE III OF THE IIM REGULATIONS, WHICH IS APPLICABLE TO CONCURRENT U.S. INITIAL PUBLIC OFFERINGS DULY REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION AND PERUVIAN INITIAL PUBLIC OFFERINGS. THE ORDINARY SHARES OFFERED HEREBY ARE SUBJECT TO TRANSFER AND RESALE RESTRICTIONS AND SHALL NOT BE OFFERED OR SOLD IN PERU, EXCEPT (I) IN COMPLIANCE WITH THE IIM REGULATIONS, OR (II) IF SUCH OFFERING IS CONSIDERED A PRIVATE OFFERING UNDER THE PERUVIAN SECURITIES LAWS AND REGULATIONS OF PERU. THE PERUVIAN SECURITIES LAWS ESTABLISH, AMONG OTHER THINGS, THAT AN OFFER DIRECTED EXCLUSIVELY TO INSTITUTIONAL INVESTORS QUALIFIES AS A PRIVATE OFFERING. IN MAKING AN INVESTMENT DECISION, INSTITUTIONAL INVESTORS (AS DEFINED BY THE IIM REGULATIONS) MUST RELY ON THEIR OWN EXAMINATION OF THE TERMS OF THE OFFERING OF THE SHARES TO DETERMINE THEIR ABILITY TO INVEST IN THE SHARES.

NO OFFER OF OR INVITATION TO SUBSCRIBE FOR OR BUY OR SELL THE ORDINARY SHARES CAN BE MADE IN THE REPUBLIC OF PERU, EXCEPT IN COMPLIANCE WITH THE APPLICABLE SECURITIES LAWS OF PERU.

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PRESENTATION OF FINANCIAL MEASURES AND OTHER INFORMATION

Financial Statements

Camposol Holding Plc

Camposol Holding Limited was incorporated on July 9, 2007 as a limited company under Cyprus law. On August 7, 2017, Camposol Holding Limited was converted to a public company limited by shares under Cyprus law with the name “Camposol Holding Plc”. This prospectus includes the audited historical consolidated financial statements of Camposol Holding Limited and Subsidiaries as of December 31, 2016, December 31, 2015 and January 1, 2015 and for each of the two years in the period ended December 31, 2016 and the related notes thereto, which were prepared in accordance with International Financial Reporting Standards, or “IFRS”, and interpretations issued by the IFRS Interpretations Committee applicable to companies reporting under IFRS, as issued by the International Accounting Standards Board, or the IASB, and audited in accordance with the Public Company Accounting Oversight Board, or PCAOB, standards. The Camposol Holding Plc functional currency is the U.S. dollar. For more information, see “Exchange Rates.”

Non-IFRS Financial Measures

We have disclosed our historical Adjusted EBITDA from continuing operations and Adjusted EBITDA Margin from continuing operations in this prospectus, which are non-IFRS financial measures. See “Summary Selected Consolidated Financial and Other Data” and “Selected Consolidated Financial and Other Data”. Adjusted EBITDA from continuing operations and Adjusted EBITDA Margin from continuing operations should not be considered as an alternative to net income (loss) or operating cash flow, nor should they be considered as a liquidity measurement, since they do not reflect certain costs involved in our operations, such as finance expenses, taxes, depreciation, capital expenses and other related costs, any of which may have a significant effect on our net income. Adjusted EBITDA from continuing operations and Adjusted EBITDA Margin from continuing operations are not a measurement of our financial performance under IFRS and should not be considered as an alternative to net income (loss), income (loss) from continuing operations or any other performance measures derived in accordance with IFRS.

Adjusted EBITDA from continuing operations and Adjusted EBITDA Margin from continuing operations are presented in this prospectus because they are an important metrics used by management as one the means by which we assess our financial performance. Adjusted EBITDA from continuing operations and Adjusted EBITDA Margin from continuing operations are also frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We use Adjusted EBITDA from continuing operations and Adjusted EBITDA Margin from continuing operations as supplements to IFRS measures of performance to evaluate the effectiveness of our business strategies. This measure, when used in conjunction with related IFRS financial measures, provides investors with additional financial analytical framework which management uses, in addition to historical operating results, as the basis for financial, operational and planning decisions and present measurements that third parties have indicated are useful in assessing our company and its results of operations. You should rely primarily on our IFRS results, and use Adjusted EBITDA from continuing operations and Adjusted EBITDA Margin from continuing operations in a supplemental manner. There is no standard definition of Adjusted EBITDA from continuing operations and Adjusted EBITDA Margin from continuing operations, and our definitions may not be comparable to Adjusted EBITDA from continuing operations and Adjusted EBITDA Margin from continuing operations as used by other companies.

We calculate Adjusted EBITDA from continuing operations as loss for the year excluding interest net, from continuing operations; income tax expense; depreciation and amortization and adjusted to exclude loss for the year from discontinued operations, net of income taxes; share of profit of investments accounted for using the equity method; net foreign exchange transaction losses, other income and expenses; net gain arising from changes in fair value of biological assets and impairment of fixed assets. We calculate Adjusted EBITDA Margin from continuing operations as Adjusted EBITDA from continuing operations divided by revenue from continuing operations.

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The use of Adjusted EBITDA from continuing operations and Adjusted EBITDA Margin from continuing operations, instead of net income (loss) and net income (loss) margin, has limitations as an analytical tool, including the following:

•	Adjusted EBITDA from continuing operations and Adjusted EBITDA Margin from continuing operations do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA from continuing operations and Adjusted EBITDA Margin from continuing operations do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	Adjusted EBITDA from continuing operations and Adjusted EBITDA Margin from continuing operations do not reflect our tax expense or the cash requirements to pay taxes;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA from continuing operations and Adjusted EBITDA Margin from continuing operations does not reflect any cash requirements for such replacements; and

•	Adjusted EBITDA from continuing operations and Adjusted EBITDA Margin from continuing operations do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments.

Industry, Market Data and Other Information

We obtained the statistical data and information included in this prospectus relating to the markets where we operate from reports prepared by government agencies, third party surveys, market research, consultant surveys, industry publications and surveys and other publicly-available sources. Although we believe that these sources are reliable, neither we nor the Selling Shareholders have performed any independent verification with respect to such statistical data and information and, therefore, we and the Selling Shareholders cannot guarantee its accuracy or completeness. Any such market data, information or forecast may prove to be inaccurate because of the method by which we obtain it or because it cannot always be verified with complete certainty given the limits on availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties, including those discussed under the “Risk Factors”. Nothing in this prospectus should be interpreted as a market forecast. In addition, the data that we compile internally and our estimates included in this prospectus have not been verified by an independent source.

Rounding

Certain figures and some percentages included in this prospectus have been subject to rounding adjustments. Accordingly, the totals included in certain tables contained in this prospectus may not correspond to the arithmetic aggregation of the figures or percentages that precede them.

Implications of Being an Emerging Growth Company

As a company with less than U.S.$1.07 billion in revenue during our last fiscal year, we qualify as an “Emerging Growth Company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An Emerging Growth Company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement in the assessment of the Emerging Growth Company’s internal control over financial reporting. The JOBS Act also provides that an Emerging Growth Company need not comply with any new or revised financial accounting standard until such date that a non-reporting company is required to comply with such new or revised accounting standard. Furthermore, we are not required to present selected financial information or any management’s discussion herein for any period prior to the earliest audited period presented in connection with this prospectus.

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We will remain an Emerging Growth Company until the earliest of (1) the last day of our fiscal year during which we have total annual gross revenues of at least U.S.$1.07 billion; (2) the last day of our fiscal year following the fifth anniversary of the completion of this Offering; (3) the date on which we have, during the previous 3-year period, issued more than U.S.$1.07 billion in non-convertible debt; or (4) the date on which we are deemed to be a “Large Accelerated Filer” under the Securities Exchange Act of 1934, or the Exchange Act. When we are no longer deemed to be an Emerging Growth Company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. If we choose to take advantage of any of these reduced reporting burdens, the information that we provide shareholders may be different than you might receive from other public companies.

In addition, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. As a “foreign private issuer”, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. We will be required to file or furnish to the SEC the continuous disclosure documents that we will be required to file in Peru under the IIM Regulations after our Ordinary Shares are registered with the Peruvian Public Registry of Capital Markets under the Institutional Investor’s Market Section managed by the SMV. For example, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders are exempt from the insider reporting and short-swing profit recovery requirements in Section 16 of the Exchange Act.

Pursuant to the IIM Regulations, issuers registered with the Peruvian Public Registry of the Capital Markets under the Institutional Investors’ Market Section must file with the SMV the following information:

•	annual audited individual financial statements;

•	annual reports; and

•	certain material information relating to the issuer and its activities described in Annex 14 of the IIM Regulations, as applicable.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” within the meaning of U.S. securities laws, or collectively, forward-looking statements. Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that is not historical information. Many of these statements appear, in particular, under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements can often be identified by the use of terminology such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “envision,” “predict,” “target,” “contemplate,” “potential,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. In particular, forward-looking statements in this prospectus include, but are not limited to, statements about:

•	our ability to implement our goals and strategies;

•	the size of our addressable markets and our ability to commercialize product candidates;

•	our ability to identify optimal production windows;

•	our ability to maintain the size of our distribution network;

•	our ability to maintain our relationships with our merchants and agents;

•	the expected growth of our company and our products;

•	our ability to continue to develop new and attractive products;

•	our future business development, results of operations and financial condition;

•	our ability to continue to develop new technologies and upgrade our existing technologies;

•	competition in our industry;

•	the proposed use of proceeds of this Offering;

•	our expected continuation from Cyprus to the Commonwealth of The Bahamas (“The Bahamas”);

•	projected revenue, profits, earnings and other estimated financial information; and

•	developments in, or changes to, the laws, regulation and governmental policies governing our business and industry.

All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. Certain assumptions made in preparing the forward-looking statements include:

•	our ability to manage our growth effectively;

•	the absence of material adverse changes in our industry or the local, regional and global economy;

•	expectations regarding industry trends and the size and growth rates of addressable markets;

•	our ability to maintain good business relationships with our strategic partners and international distributors;

•	our ability to comply with current and future regulatory standards;

•	our ability to manage and integrate acquisitions;

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•	our ability to retain key personnel; and

•	our ability to raise sufficient debt or equity financing to support our continued growth.

We believe there is a reasonable basis for our expectations and beliefs, but they are inherently uncertain. We may not realize our expectations, and our beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements. The following uncertainties and factors, among others (including those set forth under “Risk Factors”), could affect future performance and cause actual results to differ materially from those matters expressed in or implied by forward-looking statements:

•	changes in demand for, and prices of, fruits and vegetables;

•	our ability to obtain, maintain and renew all licenses, permits, quota shares and other authorizations associated with our land, processing plants or otherwise required in connection with our business;

•	the availability of qualified personnel to work on our land and in our processing plants;

•	other governmental policies affecting our business, including agriculture, food processing and trade policies;

•	our ability to generate cash and to obtain sufficient financing for our operations and our future expansion plans;

•	our ability to integrate and benefit from our recent acquisitions, as well as other joint ventures and strategic alliances;

•	our ability to comply with laws and regulations;

•	industry conditions, including the cyclicality of the agricultural industry, and unpredictability of the weather;

•	our ability to meet changes in customer preferences;

•	the effects of economic, political or social conditions and changes in foreign exchange policy or other conditions affecting our principal export markets;

•	increases in our operating costs or our inability to meet efficiency or cost reduction objectives, including increases in the cost of personnel;

•	possible disruptions to commercial activities due to natural and human-induced disasters, including terrorist activities and armed conflict;

•	the outcome of pending regulatory and legal proceedings;

•	economic, political, regulatory and other risks associated with international operations;

•	the risk of losing our “foreign private issuer” status;

•	our ability to retain key executives and attract and retain qualified personnel;

•	our ability to manage organizational growth; and

•	additional factors discussed under the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements and should be read with other cautionary statements in this prospectus. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or

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implied by the forward-looking statements. In particular, you should consider the numerous risks provided under “Risk Factors” in this prospectus. Although we have attempted to identify important risk factors, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results and developments to differ materially from those made in or suggested by the forward-looking statements contained in this prospectus.

Given these risks and uncertainties, you are cautioned not to place substantial weight or undue reliance on these forward-looking statements when making an investment decision. These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this prospectus and the documents filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

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SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should read and carefully consider the following summary together with the entire prospectus, especially the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus and our consolidated financial statements and the notes thereto appearing elsewhere in this prospectus before deciding to invest in our Ordinary Shares. For more information on our business refer to the “Business” section of this prospectus. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed in the “Risk Factors” and other sections of this prospectus. See “Cautionary Note Regarding Forward-Looking Statements.”

Our Company

We are a fast-growing, vertically-integrated producer of branded and predominantly off-season fresh and healthy food for leading global retailers and wholesalers, with strong operating margins. Our strategic location in Peru, with our corporate headquarters in Lima, gives us flexibility to sell products either year-round or when supplies are low and prices are high in North America, Europe and China. We optimize our operations to supply products that are in high demand by consumers, which today include fresh produce such blueberries and avocados, as well as other produce such as tangerines, mangoes, grapes and peppers, as well as shrimp. We control our entire value chain: research and product development, growing fields and ponds, processing facilities and sales and distribution channels. Our 20-year track record of success introducing and scaling new on-trend products in the demanding European Union and United States markets, mainly through world-class retailers such as Walmart and Costco, among others, is sustained by our recognized value proposition: high consistency, superior quality and full traceability. Moreover, our sustainable production practices address the demand by consumers and our retail customers for socially-responsible and environmentally-friendly products.

Our strategy has driven our growth and financial success. During the year ended December 31, 2016, we generated revenue from continuing operations of U.S.$276.7 million, a loss for the year of U.S.$10.5 million and Adjusted EBITDA from continuing operations of U.S.$76.0 million. Our loss for the year margin was 9.0% and our Adjusted EBITDA Margin from continuing operations was 27.5% for that time period. We have grown substantially over the past year with revenue from continuing operations increasing from U.S.$236.6 million in 2015 to U.S.$276.7 million in 2016, a year on year (“YoY”) growth rate of 16.9%. Over the same time period, our loss for the year decreased from U.S.$25.3 million to U.S.$10.5 million, a YoY decrease of 58.4%, while our Adjusted EBITDA from continuing operations grew from U.S.$31.0 million to U.S.$76.0 million, a YoY growth rate of 145.2%. For the year ended December 31, 2015 we incurred a loss for the year from continuing operations of U.S.$8.9 million, and for the year ended December 31, 2016 we obtained a profit from continuing operations of U.S.$1.9 million.

*Other includes tangerines, mangoes, grapes and peppers.

*	In millions of U.S. Dollars.

During 2016, we sold our products in over 50 countries and sold directly to 16 of the world’s top 25 retailers as determined by the National Federation of Retailers, based on fiscal year 2014 sales. We operate through commercial offices in the United States, the Netherlands and China with a network of distribution centers throughout our markets. We currently have over 9,000 gross planted hectares, which consist of planted hectares, roads and facilities, and 1,336 hectares focused on shrimp farming. During 2016, we employed an average of 11,074 production workers and 687 administrative employees.

Our Market Opportunity

We are focused on fast-growing produce categories as consumer preferences are shifting towards healthier and more convenient products. Fresh produce is one of the fastest growing food categories, with avocado and blueberries playing an outsized role in this growth, due to their perceived health benefits and convenience.

According to the Food and Agriculture Organization of the United Nations (“FAOSTAT”), global production of avocados has increased from 2.7 kilotons in 2000 to 5.0 kilotons in 2014. Furthermore, in the United States blueberries are one of the most consumed fruits and are known for their overall health benefits, taste and versatility for a variety of situations, including snacking and baking. We believe that blueberries are on-trend with the increase in healthy eating and are beneficial for brain health, fat-free, sodium-free and cholesterol-free and are also rich in Vitamin C and Vitamin K. We believe the continued increase in demand in the United States, particularly in periods of low supply when prices tend to be higher, will be supplied by imported blueberries from Mexico and South America. We are well-positioned to capitalize on this trend by expanding our production window in a disciplined manner to drive revenue while closely analyzing pricing and supply dynamics.

We also plan to continue expanding our shrimp production to meet continued global growth. Global growth in shrimp consumption has been driven by multiple factors. According to the United States Department of Agriculture (“USDA”) and FAOSTAT, consumption in developing countries has increased as populations have become wealthier, providing the means to consume more protein. In developed countries, shrimp has continued to grow in popularity due to its overall health benefits, where consumers view shrimp as a low-fat alternative to other proteins. As companies and countries continue to shift shrimp exports from developed to developing countries, we believe that we can capitalize on this trend by supplying United States retailers with a high-quality, consistent and traceable shrimp supply.

Our Business

We are comprised of two main business units: Camposol Fruits & Vegetables (“Fresh Produce”), focused on fresh fruit and vegetable production, and Marinasol (“Aquaculture”), which engages in aquaculture. Our four reported segments are composed of three segments, blueberries, avocados and seafood, which are our most relevant products, and a fourth segment grouped as “other” which mainly includes tangerines, mangoes, grapes and peppers. These business units are supported by our international commercial platform, with commercial offices in the United States, Europe and China.

The following table shows 2016 revenue by segment excluding discontinued operations and unallocated revenue:

	Revenue (in millions of U.S. dollars)	% of Total
Blueberries	100.2	36.9%
Avocados	53.4	19.7%
Seafood	70.2	25.9%
Other(1)	47.5	17.5%

Total	271.2	100%

(1)	Includes tangerines, mangoes, grapes and peppers.

The following table is a reconciliation of the revenue from continuing operations of our reportable segments with the consolidated total revenue from continuing operations:

	2016	2015
	(in thousands of U.S. dollars)
Total revenue of reportable segments	271,242	227,360
Unallocated(1) revenue	5,449	9,277

Total revenue from continuing operations	276,691	236,637

(1)	Unallocated items correspond to minor activities not reported to the chief operating decision maker.

Fresh Produce

We produce fresh fruits under the Camposol subsidiary brand, mainly blueberries and avocados, along with other products such as tangerines, mangoes, grapes and peppers. We do not source from third parties to gain volume and most of our sales come from our own fields thus making us the largest independent producer of blueberries in Peru as measured by the 10,943 metric tons sold in 2016. We are also the largest Peruvian exporter to the United States of Hass avocados, having sold 9,525 metric tons in the United States market in 2016.

We believe the strategic locations of our fields translates into more favorable prices, because we are able to produce year-round and hence supply fruits when supplies are low and prices are high in North America, Europe and China. We also believe the location of our fields makes us less susceptible to extreme weather, due to a greenhouse effect from the Humboldt current and our proximity to the Andean mountains. Consequently, our fields experience a moderate dry climate and stable temperatures throughout the year. Additionally, the proximity of our fields to the Equator results in longer daylight hours, which also positively affects productivity.

We have fully integrated our value chain, all the way from farming to commercialization and logistics, which allows us to consistently provide high-quality products that are fully traceable to top retailers and wholesalers in our markets. As of March 31, 2017, we had over 9,000 gross planted hectares of land. In addition to our planted hectares, we own and operate a 35,000 square meter production facility in close proximity to our fields, which includes two fresh-packing facilities, two freezing facilities and a laboratory for molecular and microbial biotechnology research. We operate through commercial offices in the United States, the Netherlands and China with a network of distribution centers throughout our markets.

We rely on our strong focus on research & development (“R&D”). Over time, this R&D has identified, tested and developed each new product in our portfolio, including our blueberry, avocado and tangerine products. The R&D process starts with testing adaptability to our field conditions and ends with reaching high-scale production. We are also focused on biological pest control to minimize the use of pesticides, which we believe makes our products healthier and more appealing for health-conscious customers.

Aquaculture

We are the largest vertically-integrated producer of shrimp in Peru, in terms of volume and hectares, producing 8,286 metric tons during 2016 with a total 1,336 hectares of ponds, 930 of those operational at 2016 year end. Our Aquaculture operations are located in a region with favorable conditions for shrimp farming due to our proximity to clean ocean water, far from cities and heavy industry. We also own and operate a hatchery and three freezing facilities in Tumbes, Peru dedicated to the Aquaculture business and a fourth in Piura (Paita), Peru for our wild catch business.

Over the past six years, we have been developing an expertise in breeding and farming shrimp in intensive farming methods, which has improved the yield from five metric tons per hectare/year to a target of more than 100 metric tons per hectare/year. During the last two years, we have gradually been converting our open ponds to intensive ponds, with the objective of becoming a leading global player in this business. We have also mitigated biological risk by using SPF (specific pathogen free) larvae from our own hatchery.

Marketing

Our commercial office team maintains relationships with retailers and supermarkets worldwide and provides them with the consistency in supply and the quality that they require. We focus on major retailers in the United States and European Union markets, including Costco, Walmart, Publix, Sam’s Club, EDEKA and Kaufland, among others. Our customers demand high standards, which we have been able to meet. For example, during 2016 we successfully underwent 90 audits from different retailers. We were recognized with the 2016 Supplier of the Year Award in the Produce Category by Walmart. Through the continued development of our commercial offices, we are focused on developing and pursuing direct commercial relationships with retailers and supermarkets and as a result, during 2016, we sold approximately 76% of our blueberries and 41% of our avocados directly to retailers.

Moreover, we are focusing on boosting our brand recognition among consumers; an initial effort to achieve this is our “The Berry that Cares” branding campaign, launched this year. With this campaign we aim to express our value proposition to our end consumer and highlight our focus on millennials and health and environmentally-conscious consumers. The campaign’s objective is to emphasize four key elements present during our production cycle: our consumers, our field laborers, our community and our environmental impact.

We export our diverse range of products to countries throughout the world. Each product is targeted to a specific export market based on customer demand. Overall, we exported to over 50 countries in 2016 and sold directly to 16 of the world’s top 25 retailers as determined by the National Federation of Retailers based on fiscal year 2014 sales. The main countries that we export to include the United States, Spain, Germany, the Netherlands and France, which collectively represented 80% of revenues in 2016. Further, sales to Asia commenced in 2009 and in 2016, Asia accounted for approximately 6% of revenues. We opened a commercial office in Shangai in August 2017.

Key Strengths

We believe our competitive strengths have contributed to our historical success and will enable us to capitalize on future growth opportunities. Our principal strengths include the following:

Unique value proposition widely recognized by the leading global retailers

We have built a reputation for providing retailers with a variety of high-quality, consistent, traceable, socially-responsible products. We are also one of the few companies of scale in our industry that can serve our retail partners during “off-season” time periods. During the past five years, we have enhanced this value proposition by developing our R&D capabilities, continually improving our production capabilities, and building and expanding our commercial and logistics platform. We are currently present in 16 of the world’s top 25 retailers, as determined by the National Federation of Retailers, based on fiscal year 2014 sales, and have been able to establish strong relationships with many of these retailers in a relatively short period of time, as shown by Walmart, who we began selling to in 2011 awarding us Supplier of the Year in 2016 for the produce category. In 2016, we sold approximately 76% of our blueberries and 41% of our avocados directly to retailers. We are focused on expanding our relationships with these retailers through our unique value proposition and commercial offices.

Vertically- integrated production delivers consistency and full traceability

We own our productive land and grow, harvest, pack and process substantially all of our products. We distribute our products directly to retailers and wholesalers globally. As a result, we control all processes in the value chain, which allows us to trace our products back to the parcel of land from which they were harvested, and to the seeds, inputs, people or services used in our sustainable and socially-responsible growing process. This business model differentiates us and has been key to quickly building strong relationships with the top retailers and the development of “The Berry that Cares” campaign.

Strategic location and advanced production techniques have resulted in superior yields, strong profitability and stable production

Our current production fields are located in Peru where the climate is temperate throughout the year, facilitating our strategic production cycles and lowering agricultural risks. The Humboldt current creates a moderate climate that when coupled with long daylight creates a greenhouse effect allowing us to produce fruits usually found further from the Equator. All of these factors contribute to our ability to drive higher yields and provide our products during favorable commercial windows, such as in the northern hemisphere winter months when supply is low. In 2014, our yield per hectare for blueberries was 9.0 tons, compared to a global average of 5.5 tons and a Peruvian average of 2.0 tons. In 2014, our yield per hectare for avocados was 14.7 tons, compared to a global average of 9.2 tons and a Peruvian average of 11.5 tons. Our fully-integrated shrimp production facilities are located in Tumbes, Peru where we have access to clean ocean water. We maintain control of the breeding process and have begun transforming our open ponds into intensive ponds, which are enclosed and will drive increased yields while allowing us to control temperatures, oxygen levels and provide protection against outside pathogens. With comparison to open ponds, our intensive ponds have a density of approximately 220 shrimp per square meter, as compared to 28 shrimp per square meter with a yield of over 34 MT per campaign vs. 3 MT per campaign. With an average of 2.9 campaigns per year, vs. 1.8 campaigns with traditional open ponds, this results in a total yield per year of over 100 MT, as compared to 5 MT in open ponds.

Successful track record of introducing and rapidly scaling new products supported by strong R&D process

We have leading R&D programs and facilities complemented by partnerships with key research institutions in Peru, Chile, Mexico and the Netherlands. These R&D capabilities allow us to improve the quality of existing products, introduce new products to our portfolio, and quickly scale up production. We are constantly testing new products in on-trend categories and adjust our product mix to optimize sales and profits. In 2009, we identified avocados as a more profitable product for our portfolio than some of our legacy products, and we became one of the world’s top producers of Hass avocados in less than five years. Similarly, in 2013 we began to test production of blueberries and are now a key global producer. As of August 2017, we had more than 16 crops being tested by our R&D team. We are currently expanding our intensive shrimp production capacity with the objective of reaching a similar leading position.

Highly-experienced, results-oriented management team supported by a controlling shareholder focused on corporate governance and growth

We believe our management team is a key driver to our success and positions us well for long-term growth. Our day-to-day operations are led by Chief Executive Officer Jorge Ramirez Rubio and Chief Financial Officer Andres Colichón Sas, each of whom has a track record of success at Camposol and other leading organizations. Jorge Ramirez Rubio has been with Camposol for over nine years, starting as CFO of the company in 2008. Prior to that, he served as CFO of Latin America for Mexichem. Andres Colichón Sas, who recently joined Camposol, has over 20 years of experience as a CFO in leading companies in diverse sectors. The leaders of our primary operating businesses are Jose Antonio Gomez Bazan, Pedro Javier Morales Garces and Allan Cooper, all of whom have extensive experience with Camposol and other organizations in related industries. Our management team is supported by the controlling shareholder of the company, the Dyer Coriat family, which has consistently maintained a strong focus on corporate governance and growth. The Dyer Coriat family has an extensive and track record of success in the fresh produce, fishing and agro-industrial sectors, with leadership and corporate governance experience at Camposol and Copeinca.

Our Strategy

Our vision is to become the preferred global supplier of healthy, fresh and convenient food. To reach this goal, we intend to:

Further expand our existing fresh produce and seafood operations

We are expanding production across a number of our largest product categories. Over the next few years we plan to substantially expand our production of blueberries, avocados, shrimp, tangerines and grapes. In the near term, production of shrimp and blueberries will increase on existing land by intensifying production, and in years to come we plan to plant additional hectares of blueberries. Blueberry production will be increased to tap into growing demand and provide a larger production window. We are also fully committed to driving the expansion of the shrimp business by converting 511 hectares of open ponds into intensive ponds, which we expect will significantly improve production yields without impacting feed conversion and unitary costs. Additionally, we are in the process of expanding our production of seedless grapes by transitioning our existing grape fields, which were producing the red globe variety. We plan to expand our easy-to-peel tangerine and avocado businesses over time using our available land bank, as well as through the acquisition of new land.

Continue to identify, develop and launch new products

We continue to identify on-trend “super foods” products and evaluate how these products will interact with the Peruvian growing environment. We are currently evaluating and testing over 16 types of products, including pecans, almonds, walnuts, persimmon, dragon fruit, cherries, lychees and kiwi. Additionally, through ongoing R&D efforts, we are continuing to improve our existing products through breeding programs, biological pest control programs and testing of new seed types. As of June 2017, as part of our introduction of organic blueberries, 13 hectares have already been certified as USDA organic, and we plan to substantially increase our organic production in the short to medium term.

Further diversify our geographic presence

We are focused on diversifying our geographic presence into key markets. For example, we believe that the Chinese market represents an important opportunity as consumption patterns are expected to continue to rise due to an expanding middle class, urbanization and changing eating habits. We began exporting avocados to China in 2015 and blueberries in 2016 and have opened a commercial office in China to strengthen and develop relationships with retailers. We have also worked to generate awareness of these products and their benefits to Chinese consumers. These actions demonstrate our commitment to driving revenue growth in new geographies. Additionally, we are analyzing new opportunities to consolidate our leadership through additional planting of current products in other geographies.

Develop and maintain a best-in-class commercial and logistics platform in the regions where we operate

We are focused on becoming the leading strategic supplier for the key retailers in the markets in which we operate. Our strong business model and robust infrastructure enable us to meet our client’s standards regarding product quality and reliability of services. Through the continued development of our commercial offices, we are focused on developing and pursuing commercial relationships with retailers and supermarkets worldwide. As a result, in 2016 we sold approximately 76% of our blueberries and 41% of our avocados directly to retailers. We continue to focus on building strong brand recognition with our clients and end customers. Current branding efforts include our “The Berry that Cares” initiative and the continued commercialization of products under the Camposol brand. “The Berry that Cares” campaign seeks to differentiate Camposol by demonstrating Camposol branded products can be traced back to sustainable and environmentally-conscious growing practices. We are also able to benefit from increasing penetration into leading retailers by leveraging existing relationships and product purchases as we continue to harvest and roll out new products to clients. Furthermore, our best-in-class customer service and consistent delivery of fresh and high-quality products has resulted in a loyal retail client base.

Commitment to our sustainable business model

Our sustainability practices are widely recognized by major retailers and food safety administrations. We also believe we are at the forefront of responsible and sustainable production practices. For example, we were the first Peruvian fresh food company in August 2008 to join the United Nations Global Compact, which encourages businesses worldwide to adopt sustainable and socially responsible policies and to report on their implementation. We believe that our commitment to corporate sustainability is a competitive differentiator. We intend to continue to devote resources to sustainability policies and collaborate with our retail partners and relevant organizations to improve and increase the availability of sustainably farmed produce and seafood. As part of our workers first initiative, we provide several key programs to foster employee support and wellness. The Wawa Wasi Institute “Sun Ray” program offers comprehensive child care to employees, offering healthcare and nourishment to employees’ children. We also provide a number of programs to foster community development and support, such as the Nuevo Chao Health Clinic, agricultural operator training programs, and other community initiatives to promote youth, art and development. Lastly, we maintain several sustainability programs to support the preservation and betterment of the environment. For example, we initiated a water-efficiency campaign and the installation of “windbreaker curtains” on our trees to mitigate soil erosion and create a suitable habitat for native bird species, among other programs.

Implications of Being an Emerging Growth Company

As a company with less than U.S.$1.07 billion in revenue during our last fiscal year, we qualify as an “Emerging Growth Company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An Emerging Growth Company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement in the assessment of the Emerging Growth Company’s internal control over financial reporting. The JOBS Act also provides that an Emerging Growth Company need not comply with any new or revised financial accounting standard until such date that a non-reporting company is required to comply with such new or revised accounting standard. Furthermore, we are not required to present selected financial information or any management’s discussion herein for any period prior to the earliest audited period presented in connection with this prospectus.

We will remain an Emerging Growth Company until the earliest of (1) the last day of our fiscal year during which we have total annual gross revenues of at least U.S.$1.07 billion; (2) the last day of our fiscal year following the fifth anniversary of the completion of this Offering; (3) the date on which we have, during the previous three-year period, issued more than U.S.$1.07 billion in non-convertible debt; or (4) the date on which we are deemed to be a “Large Accelerated Filer” under the Securities Exchange Act of 1934, or the Exchange Act. When we are no longer deemed to be an Emerging Growth Company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. If we choose to take advantage of any of these reduced reporting burdens, the information that we provide shareholders may be different than you might receive from other public companies.

The Re-domiciliation

We are currently a public company limited by shares domiciled in Cyprus. Shortly after the transactions contemplated by this prospectus, we intend to change our jurisdiction of incorporation by discontinuing from Cyprus as a public company limited by shares under the laws of Cyprus and continuing as an international business company under the laws of The Bahamas. We refer to this process as the “re-domiciliation”.

Resolutions of the board of directors and special resolutions of the shareholders of the Company were approved on                 , 2017 to discontinue from Cyprus. On                 , 2017, we filed our application with the Registrar of Companies in Cyprus to this effect and published the required notice on                 , 2017 in two daily Cypriot newspapers. We are subject to a three-month objection period starting from the publication of this notice, during which our creditors may object to our re-domiciliation in Cyprus courts. Additionally, we must receive the consent of the Registrar of Companies to effect the re-domiciliation.

Resolutions of the board of directors and special resolutions of the shareholders’ of the Company were passed on August 7, 2017, approving the continuation to The Bahamas as an international business company under the International Business Companies Act, 2000, as amended (the “IBCA”), Articles of Continuation, the adoption of the Second Amended and Restated Memorandum and Articles of Association filed as an exhibit to the registration statement of which this prospectus is a part, and the change of name of the Company, to take effect upon the re-domiciliation. Once the necessary documents are filed with the Companies Registry in The Bahamas and the prescribed fees are paid, a Certificate of Continuation will be issued by the Registrar General in The Bahamas certifying that the Company has complied with all of the requirements under the IBCA in respect of the re-domiciliation. From the date of the issuance of the Certificate of Continuation, the Company will continue to be a corporate body incorporated under the IBCA, be capable of exercising all of the powers of an international business company incorporated under the IBCA and will no longer be treated as a company incorporated under the laws of Cyprus.

Because all required approvals in connection with the re-domiciliation have been granted prior to the Offering, the shareholders who purchase Ordinary Shares pursuant to this Offering will not need to take any action to effect the re-domiciliation. Additionally, there are no dissenter or other similar rights available to the shareholders in either Cyprus or The Bahamas in connection with the re-domiciliation. Once the re-domiciliation is complete, our name will change from “Camposol Holding Plc” to “Camposol Holding Limited.” See “Description of Share Capital—The Re-domiciliation” for additional information on the conditions and documentation relating to the re-domiciliation; see “Description of Share Capital—Differences in Corporate Law” for material differences in rights of holders of the Ordinary Shares under Cypriot law and Bahamian law; and see “Risk Factors—Risk Related to the Re-domiciliation” for risks related to the re-domiciliation.

Summary Risk Factors

Investing in our Ordinary Shares is speculative and involves substantial risk. You should carefully consider all of the information in this prospectus prior to investing in our Ordinary Shares. There are numerous risk factors related to our business that are described under “Risk Factors” and elsewhere in this prospectus. These risks could materially and adversely impact our business, results of operations, financial condition and future prospects, which could cause the trading price of our Ordinary Shares to decline and could result in a loss of your investment. Among these important risks are the following:

•	our fruits and vegetables and seafood products are subject to price fluctuations;

•	even when we successfully develop marketable products, consumer preferences can evolve over time;

•	the sale and distribution of our products depend on the continued availability of transportation and logistics infrastructure and services and the growth of our supply is dependent, in part, on improvements thereto, which may not occur on a timely basis, if at all;

•	the long-growth cycle of fruits and the cost associated make it difficult for us to meet change in demand from the market;

•	our operations may be affected by climatic events, such as El Niño and La Niña;

•	we are dependent on exports to the European Union, the United States and our other main export markets and our sales could be affected by economic, political and social developments in such markets;

•	changes in laws and regulations (or the interpretations thereof) in Peru or any of our principal export markets may adversely affect our business, financial condition and results of operations;

•	we face competition from other fruit, vegetable and shrimp producers located throughout the world and are subject to consumer product substitution;

•	we currently experience limited competition during our windows of production and our competitors may be able in the future to provide similar products or different varieties that appeal more to our customers during the same windows of production;

•	we are exposed to foreign exchange rate risk;

•	illegal occupations may affect the use of our agricultural properties, which could adversely affect our operations and results of operations;

•	our production and revenues are highly concentrated on blueberries, avocados and seafood;

•	our customer concentration may adversely affect our business, financial condition and results of operations;

•	if we are unable to implement and maintain effective internal control over financial reporting in the future, or if we fail to promptly remediate our current material weaknesses, our results of operations and the price of our shares could be adversely affected;

•	economic and political developments in Peru could affect our business, financial condition and results of operations;

•	the re-domiciliation is subject to conditions, including certain conditions that may not be satisfied or completed on a timely basis, if at all. If we are unable to complete the re-domiciliation, we cannot obtain the expected benefits of the re-domiciliation and we may suffer administrative losses and expenses based on the efforts to seek the re-domiciliation;

•	our planned re-domiciliation to The Bahamas is expected to take place shortly after the completion of the transaction contemplated by this prospectus and may result in taxes imposed on shareholders;

•	the rights of our shareholders are governed by Cyprus law and our Articles of Association, and differ in some important respects from the typical rights of shareholders under U.S. state laws; and

•	upon completing our re-domiciliation process we will continue our existence as a Bahamian international business company limited by shares, and our shareholders may be subject to the uncertainties of a foreign legal system in protecting their interests.

As a result of these risks and other risks described under “Risk Factors” there is no guarantee that we will experience growth or profitability in the future.

Corporate Structure

We operate as a holding company and through wholly-owned subsidiaries own our main operating subsidiary, Camposol S.A. Camposol S.A. owns a series of subsidiaries which contribute to our consolidated activities, including Marinazul S.A., which is primarily responsible for our Aquaculture business. The following organizational chart sets forth our direct and indirect subsidiaries, shareholders and certain related parties, as of the date of this prospectus:

Company Information

The legal address of Camposol Holding Plc. is Kyprianou & Ayiou Andreou, Loukaides Court 5th Floor, 3036 Limassol, Cyprus and its telephone number is +357-2582-0020. Camposol Holding Plc is incorporated in Cyprus as a public company limited by shares, under the registration number 12203524C.

Upon the re-domiciliation, the address of Camposol Holding Limited’s registered office in The Bahamas will be Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, New Providence, The Bahamas with its postal address as P.O. Box SS-19804, Nassau, Providence, Bahamas and its telephone number will be +1 (242) 502 5300.

The complete mailing address of the Company’s principal executive offices is Av. El Derby 250, Santiago de Surco, Lima, Peru and its telephone number is + (51) (1) 634-7100.

Our Principal and Selling Shareholders

The following table shows the beneficial ownership of our capital stock of our principal and selling shareholders as of the date of this prospectus, before this global offering, and as adjusted for the Offering.

	Shares Beneficially Owned Prior to the Offering		Number of Shares being Offered	Shares Beneficially owned after the Offering
Generación del Pacífico Grupo S.L.(1)	27,194,027	82.6%
Osterlin Luis Dyer Ampudia	2,987,009	9.1%
Sergio Dyer Osorio	958,570	2.9%
William P. Dyer Osorio(2)	741,251	2.2%
Yazmin Dyer Osorio	653,961	2.0%
Rodrigo Dyer Fernandez	390,378	1.2%

Total	32,925,196	100.0%

(1)	A company owned and controlled by members of the Dyer Coriat family, including Samuel Barnaby Dyer Coriat, Piero Martin Dyer Coriat and Sheyla Dyer Coriat, who serve as directors of the Company.
(2)	William P. Dyer Osorio serves as a director of the Company.

The address of our principal and selling shareholders is Av. El Derby 250, 4th Floor, Santiago de Surco, Lima Peru.

THE OFFERING

The following is a brief summary of the terms of this Offering and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. For a more complete description of our Ordinary Shares, see “Description of Share Capital” in this prospectus.

Issuer	Camposol Holding Plc

The global offering	We and the Selling Shareholder(s) are offering an aggregate of Ordinary Shares of the Company in a global offering, consisting of an international offering and a concurrent Peruvian offering.

International offering	We and the Selling Shareholder(s) are offering an aggregate of Ordinary Shares in the United States and elsewhere outside Peru.

Peruvian offering	Concurrently with the international offering, we and the Selling Shareholder(s) are offering in Peru an aggregate of Ordinary Shares of the Company in a public offering directed exclusively to Institutional Investors (as such term is defined under the IIM Regulations) pursuant to the IIM Regulations. The Peruvian offering does not require a separate prospectus and certain additional conditions applicable to the Peruvian offering will be made available to the Institutional Investors in Peru through an offer notice to be made public shortly before the Peruvian offering, in compliance with Peruvian law.

Peruvian SMV Registration	This Offering, this prospectus and the Ordinary Shares will be registered with the Peruvian Public Registry of the Capital Markets (Registro Público del Mercado de Valores) under the Institutional Investors’ Market Section managed by the SMV, and the Ordinary Shares will be listed on the LSE pursuant to the IIM Regulations and the Securities Registration and Exclusion Regulations (Reglamento de Inscripción y Exclusión de Valores Mobiliarios en el Registro Público del Mercado de Valores y en la Rueda de Bolsa), approved by SMV Resolution No. 031-2012-SMV-01. The documents to be filed with the SMV and the LSE (other than this prospectus) will not be part of the registration statement of which this prospectus forms a part and are not and will not be incorporated by reference herein.

Selling Shareholders	Generación del Pacífico Grupo S.L.

Osterlin Luis Dyer Ampudia

Sergio Dyer Osorio

William P. Dyer Osorio

Yazmin Dyer Osorio

Rodrigo Dyer Fernandez

Underwriters	Merrill Lynch, Pierce, Fenner & Smith

    Incorporated

UBS Securities LLC

Type of Offering	Initial public offering of Ordinary Shares to be made by Camposol Holding Plc and the Selling Shareholders pursuant to a global offering, consisting of an international offering and a concurrent Peruvian offering.

Public offering price	We currently expect that the initial public offering price will be between U.S.$ and U.S.$ per ordinary share.

Over-allotment option	We and the Selling Shareholders have granted the underwriters an option, exercisable within 30 days of the date of this prospectus, to purchase up to an additional Ordinary Shares to cover over-allotments, if any, in connection with this Offering.

Ordinary shares to be outstanding after this Offering:	Ordinary Shares (or Ordinary Shares if the over-allotment option is exercised in full).

Use of proceeds:	We estimate that we will receive net proceeds from this Offering of approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares from us in full, based on an assumed initial public offering price of $ per ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this Offering to increase our liquidity and raise capital directed at our expansion plan. More specifically, around 40% will be invested in planting of additional hectares for blueberries and acquiring new land for avocado, an additional 40% in expanding our intensive shrimp operations, and around 20% in expanding productive capacity in other fresh foods such as tangerines and grapes, as well as in other general corporate purposes.

We will not receive any proceeds from the sale of the Ordinary Shares by the Selling Shareholders.

Proposed NYSE trading symbol:	NYSE: “ ”

Risk factors:	See “Risk Factors” beginning on page 20 and the other information included in this prospectus for a discussion of factors you should consider carefully before investing in our Ordinary Shares.

Dividend policy:	Our Board of Directors has adopted a policy of considering paying regular and special cash dividends. Any future determination regarding the declaration of dividends reservation of part of the profits and distributions to shareholders will depend on a range of factors, including the availability of distributable profits, our liquidity and financial position, restrictions imposed by our financing arrangements, tax considerations, planned acquisitions and other relevant factors.

Lock-up:	In connection with this Offering, for a period of 180 days from the date of this prospectus, our selling shareholders and our directors and officers will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC sell, dispose of or hedge any shares or any securities convertible into or exchangeable for our Ordinary Shares. See “Underwriting.”

Pre-emptive rights	Under the law of Cyprus, existing holders of shares in Cypriot public companies are entitled to pre-emptive rights on the issue of new shares in that company (provided such shares are paid in cash and the pre-emption rights have not been disapplied).

Voting rights	Shareholders are allowed one vote per share. Each Shareholder is entitled to attend general meetings, to address the meeting and to exercise any voting rights of such shareholder. Upon the re-domiciliation, each share of the Company shall continue to carry one vote and shareholders shall be entitled to receive notice of and attend and vote at meetings of the shareholders.

Taxation	For a summary of certain U.S. federal income tax and certain Cyprus and Bahamas tax consequences of the acquisition, ownership and disposition of our Ordinary Shares, see “Taxation.”

The total number of Ordinary Shares outstanding before and after this Offering is based on                  Ordinary Shares outstanding as of                 .

Unless otherwise indicated, all information in this prospectus assumes no exercise of the outstanding options and no vesting and settlement of the restricted share units described above.

SUMMARY SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents our summary consolidated financial information, as of and for the years indicated, in each case in accordance with IFRS. This information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

We have derived the consolidated statement of financial position as of December 31, 2015 and 2016 and the consolidated statement of comprehensive income and consolidated statement of cash flows for the years ended December 31, 2015 and 2016 from our audited consolidated financial statements included elsewhere in this prospectus. The report of Gaveglio, Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada, a member firm of PricewaterhouseCoopers International Limited on such audited consolidated financial statements as of and for the years ended December 31, 2016 and 2015 appears elsewhere in this prospectus.

Consolidated Statement of Comprehensive Income (Loss)

	For the fiscal year ended December 31,
	2016	2015
	(in thousands of U.S. dollars, except earnings per share)
Revenue	276,691	236,637
Cost of sales	(179,704)	(178,318)

Gross profit before adjustments for biological assets	96,987	58,319

Net gain arising from changes and fair value of biological assets	7,624	18,737
Selling, administrative expenses and other expenses	(71,974)	(60,995)
Other income	4,440	9,152
Net foreign exchange transaction losses	(2,455)	(5,222)

Operating profit	34,622	19,991

Share of profit of investments accounted for using the equity method	728	253
Financial Income	174	13
Financial Cost	(24,865)	(24,969)

Profit (loss) before income tax	10,659	(4,712)
Income tax expense	(8,802)	(4,204)

Profit (loss) for the year from continuing operations (attributable to equity holders of the parent)	1,857	(8,916)
Loss for the year from discontinued operations	(12,394)	(16,387)

Loss for the year	(10,537)	(25,303)

Currency translation adjustment	(854)	(5,862)

Total comprehensive loss for the year	(11,391)	(31,165)

Earnings per share—Basic and Diluted:
Earnings per share—Basic and Diluted—from continuing operations	0.06	(0.28)
Earnings per share—Basic and Diluted—from discontinued operations	(0.38)	(0.51)
Total comprehensive loss attributable to owners of the parent	(10,054)	(26,093)
Total comprehensive loss attributable to non-controlling interest	(483)	790

Statement of Financial Position (at period end)

	At December 31,
	2016	2015
	(in thousands of U.S. dollars, except number of shares outstanding)
Cash and cash equivalents	84,700	26,647
Working capital	90,125	115,538
Total assets	627,320	606,651
Long-term debt	155,430	204,851
Total equity and liabilities	627,320	606,651
Total equity	260,098	266,578
Share capital	513	507
Number of shares outstanding (thousands of shares)	32,925	32,404

Consolidated Statement of Cash Flows:

	For the year ended December 31,
	2016	2015
	(in thousands of U.S. dollars)
Cash paid to suppliers and employees	(223,270)	(231,930)
Interest paid	(20,691)	(23,564)
Net cash generated from operating activities	70,523	32,287
Net cash used in investing activities	(22,612)	(8,336)
Net cash flow from (used in) financing activities	10,142	(27,809)

Non-IFRS information and other information:

	For the year ended December 31,
	2016	2015
Adjusted EBITDA from continuing operations(1)	76,046	30,965
Loss for the year margin(2)	(4)%	(9)%
Adjusted EBITDA Margin from continuing operations(1)	27.5%	13.1%
Profit (loss) for the year margin from continuing operations(3)	1%	(4)%

(1)	Adjusted EBITDA from continuing operations and Adjusted EBITDA Margin from continuing operations are non-IFRS measures. See “Presentation of Financial Measures and Other Information” for a discussion of how we define and calculate these measures and why we believe it is important. A reconciliation of Adjusted EBITDA from continuing operations to loss for the year, the most directly comparable measure calculated in accordance to IFRS, is set forth below and is included in “Selected Consolidated Financial and Other Data”.
(2)	Loss for the year divided by total revenue (consisting of continued and discontinued revenue)
(3)	Profit (loss) for the year from continuing operations (attributable to equity holders of the parent) divided by revenue from continuing operations.

Reconciliation:

	For the year ended December 31,
	2016	2015
	(in thousands of U.S. dollars, except Adjusted EBITDA Margin from continuing operations)
Loss for the year	(10,537)	(25,303)
Interest net, from continuing operations(5)	24,691	24,956
Income tax expense	8,802	4,204
Depreciation and amortization	30,750	25,816
Loss for the year from discontinued operations, net of income taxes	12,394	16,387
Share of profit of investments accounted for using the equity method	(728)	(253)
Net foreign exchange transactions losses(6)	2,455	5,222
Other income and expenses(7)	13,342	(1,327)
Net gain arising from changes in fair value of biological assets	(7,624)	(18,737)
Impairment of fixed assets	2,501	—

Adjusted EBITDA from continuing operations	76,046	30,965

Adjusted EBITDA Margin from continuing operations(4)	27%	13%

(4)	We calculate Adjusted EBITDA Margin from continuing operations as Adjusted EBITDA from continuing operations divided by revenue from continuing operations.
(5)	We calculate interest net, from continuing operations by adding financial income and financial cost.
(6)	Losses due to the translation of currencies into our functional currency, the U.S. dollar.
(7)	See Note 30 to the consolidated financial statements included elsewhere in the prospectus for additional information on other income and expenses.

RISK FACTORS

Investing in our Ordinary Shares is speculative and involves substantial risk. You should carefully consider all of the information in this prospectus prior to investing in our Ordinary Shares. There are numerous risk factors related to our business that are described under “Risk Factors” and elsewhere in this prospectus. These risks could materially and adversely impact our business, results of operations, financial condition and future prospects, which could cause the trading price of our Ordinary Shares to decline and could result in a loss of your investment. Among these important risks are the following:

Risks Related to our Business and Industry

Our fruits, vegetables and seafood products are subject to price fluctuations.

Our financial performance and future development depend to a considerable extent on the market prices of the fruits, vegetables and seafood products that we produce and sell. Most of the products we sell are soft commodities, and market prices generally follow a cyclical pattern. In particular, the consumption level of fruits and vegetables is an important force that drives prices. Our fresh products are more price sensitive than our frozen products, mainly due to the ability to store frozen products for longer periods. The prices for fresh products vary according to the volume supplied and price of comparable fresh products offered during the same time period.

The supply, and therefore pricing, of agricultural and seafood products is subject to wide fluctuations due to factors that are beyond our control such as weather, acreage planted, governmental farm programs, incentives and policies, changes in foreign exchange rates, development in trade negotiations, changes in global demand resulting from population growth and changes in standards of living and consumer preferences, global production of similar and competitive crops and outbreaks of disease and natural disasters which produce temporary imbalances in demand and supply. These factors have historically caused volatility in the agricultural and seafood products industry and, consequently, in the availability and price of the agricultural and seafood products we produce and distribute. A prolonged decline in the market prices of agricultural and seafood products due to any of the foregoing factors could adversely affect our business, financial condition and operating results.

Even when we successfully develop marketable products, consumer preferences can evolve over time.

Consumer preferences evolve over time and our success depends on our ability to identify the tastes and dietary habits of consumers and offer products that appeal to those preferences. We need to continue to respond to changing consumer preferences and develop new products that are appealing to our consumers and align to their preferences. It takes substantial time and effort to develop products that are suitable to grow on the location of our land holdings and to then scale those operations in order to profitably sell these products. If our current products including blueberries, avocados, seafood and other products like tangerines, mangoes, grapes and peppers fail to meet consumer preferences or if we are unable to introduce new products that fail to meet consumer preferences on a timely basis, then our return on those investments and our sales could suffer. As a result, changing consumer preferences for our products could materially and adversely affect our business, financial condition and operating results.

The sale and distribution of our products depend on the continued availability of transportation and logistics infrastructure and services and the growth of our supply is dependent, in part, on improvements thereto, which may not occur on a timely basis, if at all.

Our products are delivered by truck to ports and shipped in chartered container vessels to markets in Europe, the United States and Asia, among other destinations. Due to the location of our fields, we rely heavily on one main highway in Peru, the Pan-American highway. Moreover, we use the services provided by port terminal operators who are exposed to changes in law and port regulations that may, for example, require the hiring of additional, higher-paid unionized workers. We also purchase and sell ocean freight services globally. In contrast to the well-established transportation and logistical operations and infrastructure supporting avocado exports, blueberries exports demand more complex preparation and means of distribution, including outlets from our facilities to ports and shipping to other countries.

Our supply chain relies on the availability of dependable and efficient transportation and logistics services and infrastructure. A natural disaster, an accident, human error, rising fuel costs, port congestion, social unrest, a strike, work slowdown or other labor action, or other circumstances could result in disruptions in regional and international transportation systems that could materially and adversely affect our logistics and distribution operations and ultimately could adversely affect our business, financial condition and operating results.

Substantial infrastructure development by persons and entities outside our control is required for our operations to grow. Areas requiring expansion include, but are not limited to, additional port cargo capacity and additional storage facilities. Any delay or failure in making improvements to, or in expanding, transportation and logistics operations and infrastructure may hurt the growth potential of the demand for, or prices of, our products, prevent our products’ delivery, impose additional costs on us or otherwise have an adverse effect on our business, financial condition and operating results.

The long-growth cycle of fruits and the cost associated make it difficult for us to meet change in demand from the market.

Planting new fruit can take years before the plants will bear fruit that can be harvested. For example, avocados on average take three years for a tree to initially bear fruit and six years for production to be fully mature. Consequently, we may not be able to grow fruit fast enough to meet an increase in demand. In addition, planting and growing new fruit crops is capital intensive and we may not recover the investment in planting such crops should demand fall prior to being able to harvest the new crops. An inability to meet market demand as it changes could have an adverse effect on our business, financial condition and operating results.

Our operations may be affected by climatic events, such as El Niño and La Niña.

As we are involved in a fruit and vegetables business, we are subject to inherent risks associated with changes in weather patterns and natural phenomena can disrupt and adversely affect our operations. Although the Peruvian lands on which our products are grown generally enjoy favorable growing conditions due to stable weather patterns and the absence of extreme weather patterns such as frost or heavy rain, natural phenomena such as “El Niño” or “La Niña” can threaten production during certain seasons. Because we produce a variety of fruits and vegetables, such phenomena affect each crop differently and it is difficult to predict the consequences of any such phenomena on our operations as a whole, as changes in weather patterns can have either a positive or negative effects on us, depending on the particular product.

In terms of unusual temperature conditions, La Niña generally means that the winter is colder than usual, and this can have either a positive or negative effect on our production, depending on the particular product. For example, in the case of avocados, the cold weather reduces the growth rate of the fruit, and by harvest time the fruit typically weighs less than an avocado grown under typical conditions. However, since as of the date of this prospectus we have not experienced “La Niña” with this product yet, we cannot confirm the extent of the impact that any such phenomenon would have on our avocado production. On the other hand, El Niño, which can usually be predicted some months in advance, increases both summer and winter temperatures. El Niño reduces avocado volumes depending on the time of the year in which it occurs and has a moderate effect on semi-intensive shrimp ponds due to the exposure to changing weather patterns.

El Niño also heightens the risk of flooding and infrastructure damage, particularly, in the Northern part of Peru where our plantations and shrimp ponds are located, and could therefore create disruptions to our supply chain. Consequently, El Niño can have a negative effect on production should it occur during the harvest season, and therefore can limit the ability of fruits and vegetables businesses, such as ours, of generating cash flow.

During the first quarter of 2017, a specific phenomenon known as “El Niño Costero”, a variation of El Niño in which there was an irregular increase in the temperature of the ocean surface along the coast of Peru and Ecuador which resulted in massive rainfall and floods, caused heavy losses in several regions along the Northern coastline of Peru, including Trujillo, Piura and Tumbes, where the Company has some operations. The Peruvian government has estimated that it will need to invest approximately U.S.$6.4 billion in repairing public infrastructure, such as roads and bridges, and cities in the 14 regions where the impact of the phenomenon was worst. Notwithstanding the level of devastation caused by “El Niño Costero”, our fields, shrimp ponds and related infrastructure were not materially affected by these floods and, consequently, this phenomenon did not have an impact on our yield volumes. We cannot be certain however, that a recurrence of this phenomenon, or the occurrence of any other climatic phenomena, will not have any significant impact on our supply-chain and therefore on our business, financial condition and operating results.

We are dependent on exports to the European Union, the United States and our other main export markets and our sales could be affected by economic, political and social developments in such markets.

Exports account for a considerable proportion of our total sales with North America accounting for 45% of foreign 2016 sales and Europe 39%. In recent years, the principal markets for our products have been the United States, Spain, Germany, the Netherlands and France. In particular, our business has been highly dependent on the European Union, as it traditionally has been the largest importer of our products. We expect this trend to shift toward a dependency on the United States and China, mainly due to our decision to exit the preserved products business and to focus on fresh products, particularly avocados and blueberries. The United States is currently the largest importer of blueberries in the world, and has also seen increasing sales of Hass avocados in recent years. The imposition of tariffs, quotas, trade barriers, import bans or any other restrictions by the European Union, the United States, China or any of our export countries would affect our pricing structure, competitiveness and our ability to sell into these countries, and it may be difficult to place our products in other countries. With respect to the United States, the President of the United States, Donald J. Trump, and his Administration have expressed support for policies that could negatively impact existing trade agreements, such as the United States-Peru Free Trade Agreement (FTPA) and other existing and proposed trade agreements, and has promoted greater restrictions on free trade generally, including significant increases on tariffs on goods imported into the United States. There can be no assurances that other countries will not react to such policies by restricting their own trade policies. Should such policies be undertaken it could adversely affect our business, financial condition and operating results.

Additionally, our ability to compete effectively in our export markets could be materially and adversely affected by a number of factors beyond our control, including deterioration in macroeconomic conditions, exchange rate volatility or government subsidies. For example, depreciation of the currency in the markets to which we export against the U.S. dollar could also have an adverse impact on us as long as we are collecting revenues in local currency. This could take the form of reduced demand, losses on receivables resulting from customers’ inability to pay their debts, or other factors. Moreover, the demand for our products may decrease materially if there are any unforeseen events such as outbreak of wars, terrorist attacks or other political, economic or social events in our principal markets that lead to a protracted economic downturn. If our ability to sell our products competitively in one or more of our significant export markets were impaired by any such development, we might not be able to reallocate our products to other markets on equally favorable terms, and our business, financial condition and operating results might be adversely affected.

Changes in laws and regulations (or the interpretations thereof) in Peru or any of our principal export markets may adversely affect our business, financial condition and results of operations.

Our industry is subject to numerous statutes, rules, and regulations, both within Peru and internationally, including health regulations. To operate our land and production plants, for example, we must comply with certain administrative requirements, such as acquiring appropriate permits, licenses, concessions, authorizations, certifications and registrations, some of which are granted for fixed terms and therefore require periodic renewal.

Fresh fruits and vegetables and seafood production as well as trade thereof are subject to extensive government policies and regulations. Governmental policies affecting the fruits and vegetables and seafood industry, such as taxes, tariffs, duties, subsidies and import and export restrictions on agricultural and seafood commodities and commodity products, can influence which crops are planted or which ponds are used, the amount of seafood produced, the location and size of crop production and of new ponds, trade in unprocessed or processed commodity products, the volume and types of imports and exports, and industry profitability. In addition, international trade disputes can adversely affect agricultural commodity trade by limiting or disrupting trade between countries or regions. Future government policies or changes to existing policies may adversely affect the supply of, demand for, and prices of products we produce and distribute, restrict our ability to do business in our existing and target markets, reduce our access to water to irrigate our fields and otherwise adversely affect our business, financial condition and operating results.

Compliance with such government policies and regulations may require us to incur costs and capital expenditures on an ongoing basis. Such regulations may require us to obtain and maintain authorizations, permits and licenses for, among other things, the use of water for irrigation and breeding purposes, construction of new facilities, the installation and operation of new equipment used in our operations. Such authorizations, permits and licenses may be subject to periodic renewal and challenges from third parties. Regulatory agencies may take enforcement actions against us for any failure to comply with applicable laws and regulations. Such enforcement actions could include the imposition of fines, revocation of licenses, suspension of operations or imposition of criminal liability for non-compliance.

Furthermore, we depend substantially on a large labor force to operate our business. As in most countries, labor is subject to regulation in Peru, and such regulation is subject to changes which may or may not be foreseeable. Future changes in labor regulations applicable to us could have a material adverse effect on our business, financial condition and operating results.

In addition to being required to comply with Peruvian regulations, the governments of countries in which we sell our products, including the European Union, the United States, China, Japan and Canada, from time to time consider new regulatory proposals relating to raw materials, food safety and environmental regulations. If adopted, such regulations could lead to disruptions in the distribution of our products and increase our operational costs, which, in turn, could affect our results of operations and cash flows. To the extent that we increase our product prices as a result of such changes, our sales volume and revenues may be adversely affected. Furthermore, governments may change regulations or impose taxes or duties on certain imports, which may have an adverse effect on our business, financial condition and operating results.

Failure by us to comply with current or future laws, regulations, rules, or policies that apply to us may subject us to revocation of licenses or to civil or regulatory proceedings, including fines, injunctions, recalls, suspension of operations, imposition of criminal liability for non-compliance or seizures, which may have a material adverse effect on our business, financial condition and operating results.

Illegal occupations may affect the use of our agricultural properties which could adversely affect our operations and results of operations.

Invasions or illegal occupations of rural land by members of certain native or farming communities are a common occurrence in certain regions of Peru, including those where we currently operate. Remedies such as police protection or eviction procedures are often inadequate, insufficient or take a long time to be resolved. As a result, we cannot assure you that our agricultural properties will not be subject to trespass or occupation. Any trespass or occupation may materially impair the use of our lands and adversely affect our operations and the value of such land.

In 2011, approximately 400 hectares of our 1090 hectares “Fundo Huangala” parcel, located in Piura, were trespassed upon and occupied by a group of local residents. We cannot assure you that future occupation to our agricultural properties will not occur. Any occupation of a significant portion of our agricultural properties could have a material adverse effect on our business, financial condition and operating results. On August 2016, the leader of the occupying group, Mr. Claudio Guirón, was convicted to four months of imprisonment on probation and ordered to pay damages to Camposol S.A. in the amount of S/5,000.00. As the defendant failed to file an appeal, the court’s decision became final on October 2016. Furthermore, in February and May 2016 other groups of local residents occupied 15 hectares of uncultivated land located in “Fundo Huangalá” destroying part of the boundary hedges, sowing seeds and installing irrigation equipment. Two separate complaints were filed in connection with the aforementioned incidents and investigations are being conducted by the Regional Prosecutor of Sullana. Given that no specific individuals have been identified yet as the potential offenders, the prosecutor has not, as of the date of this prospectus, pressed charges against any of the persons who trespassed into and occupied our property. If we are unable to seek remedy against illegal occupations or if occupations impair the use of our lands there may be a material effect on our business, financial condition and operating results.

We face competition from other fruit, vegetable and shrimp producers located throughout the world and are subject to consumer product substitution.

We have several competitors for our products in Peru and around the world. Some competitors for certain products are larger than we are and have greater financial resources than we do. Competition is based on price, logistics, service offerings and geographic location. With respect to our main products, we face competition from producers in diverse parts of the world. For example, our main competition in the avocado market comes from producers located in California, Mexico and South Africa, and our main competition in the blueberry market are Peruvian producers, and producers located in Chile and Argentina. Our main competitors in the shrimp market are Ecuadorian and Asian producers. Accordingly, our competitors operate in diverse regions characterized by different weather patterns, geographies and regulatory regimes, as well as varying labor, production, transportation and other costs. Many of the risks associated with the industry are inherently local; for example, a natural disaster or labor disruption in Peru may affect our crop yields, but are unlikely to affect simultaneously those of our North American, Asian or African competitors.

Furthermore, the market for our products is highly price competitive and sensitive to product substitution. Consumers have been shown to change their fruit and vegetable purchasing preferences based on material changes in price. For example, consumers may substitute peaches for mangoes, or broccoli for asparagus, depending on the prices offered. Competition could cause us to lose market share, exit certain lines of business, or reduce prices, each of which could adversely affect our business, financial condition and operating results.

In addition, potential changes to international trade regulations and agreements, as well as other political and economic arrangements (including direct or indirect subsidies) may benefit agro-industrial companies or traders operating in countries other than where our operations are currently located or adversely affect our export costs when we engage in international transactions. We cannot guarantee you that we will be able to compete on the basis of price or other factors with companies that in the future may benefit from favorable regulations, trading or other agreements or that we will be able to maintain our export costs.

We currently experience limited competition during our windows of production and our competitors may be able in the future to provide similar products or different varieties that appeal more to our customers during the same windows of production.

Due to our location and climate, we are able to produce fruits and vegetables during periods of time that are considered “off-season” for such products, thus we are able to demand a higher price for such products. If our competitors become able to procure or grow similar products during the “off-season” window when we supply our products, there may be a downward effect on the prices we may charge for our products, affecting our profitability. Additionally, our competitors may develop different varieties of the same fruit and vegetables than what we provide during these “off-season” periods, and such varieties may be more attractive to our customer than our products due to different factors, such as taste, shelf-life and appearance, among other factors. Should we experience increase competition in the manner described, it could have a material adverse effect on our business, financial condition and operating results.

The production of our seafood business may be interrupted by the introduction of sources of pollution near our operations.

The location of our shrimp producing ponds near the ocean and away from sources of pollutions such as large cities and heavy industry currently provides us with the clean fresh salt water we use in our seafood business. The quality of the water supply is essential for the health of our shrimp and to prevent the spread of disease. Should sources of pollution be introduced by the opening of heavy industry near our ponds or some other means beyond our control, our shrimp production could be affected and it could increase the spread of disease in our shrimp ponds that may lead to a recall of our products or lower yields. Additionally, our shrimp ponds require substantial capital for their initial set-up and moving shrimp ponds to different locations not affected by such newly-introduced pollution source may not be possible to do in a timely or cost effective manner. We cannot guarantee you that there will not be an introduction of sources of pollution that could affect our seafood business in a manner that could have a material adverse effect on our business, financial condition and operating results.

Water shortages, any failure to maintain existing licenses for water rights or the unavailability of a supply of clean water could adversely affect our business.

We grow our crops in an arid, desert region of Northern Peru that is characterized by low levels of rainfall. Therefore, the continued supply of water is essential for our Fresh Produce business unit. We obtain the vast majority of the water used to irrigate our crops pursuant to licenses granted to us by the Peruvian Water National Authority (Autoridad Nacional del Agua, or the “ANA”). These rights permit us to use a system of canals that diverts water from major rivers that are fed by melting snow in the Andes Mountains. These licenses generally do not have an expiration date.

Water rights, including licenses, may be terminated by government authorities or courts under certain circumstances, including: (i) waiver by the titleholder; (ii) annulment declared by the ANA of the resolution approving the corresponding permit, authorization and/or license, based on certain infringements of applicable laws and regulations; and (iii) failure to pay applicable water rights fees. Under Peruvian law, authorities may grant temporary water rights, as well as rights for indefinite periods, such as those licenses that have been granted to us as of the date of this prospectus. Our licenses are subject to our compliance with certain customary legal conditions related to the permitted use of the water. For example, Peruvian law requires that water rights must be used efficiently without adversely affecting water quality or the environment, and taking into account uses with a higher order of priority (such as water for food preparation, human direct consumption, agricultural activities and personal hygiene) and preexisting water rights.

Although we continue to seek alternative sources of water to minimize the risk of any disruption, the available water supply may be adversely affected by shortages or changes in governmental regulations that may reduce the available volumes of water to which we currently have access.

We cannot assure you that water will be available in sufficient quantities or in an adequate quality to meet our water supply needs. In addition, we cannot assure you that our existing licenses related to water rights will be maintained. If our water supply is reduced or the quality of the supply is diminished, this could adversely affect our business, financial condition and operating results. See “Regulatory Environment—Water Supply Law.”

Environmental regulation may adversely affect our business.

We are subject to a broad range of environmental laws and regulations which require us to incur costs and capital expenditures on an ongoing basis and expose us to substantial liabilities in the event of non-compliance.

These laws and regulations apply mainly to our land, seafood farms and processing plants and cover, among other things, emissions into the atmosphere; disposal of solid waste and water effluents; management, transportation and disposal of hazardous wastes; and other activities incidental to our business. These laws and regulations also require us to obtain and maintain environmental permits, licenses and authorizations for the construction of new facilities or the installation and operation of new equipment required for our activities. Such permits, licenses and authorizations are subject to periodic renewal. In this regard, government environmental agencies could take enforcement actions against us for any failure to comply with applicable laws and regulations. Such enforcement actions could include the imposition of fines, revocation of permits, licenses and authorizations, suspension of operations or imposition of criminal liability for non-compliance.

In addition, any change to environmental regulations will likely include environmental compliance costs. Compliance with new or modified environmental regulations could require us to make significant capital investments in additional pollution controls or process modifications. These expenditures may not be recoverable and may consequently divert funds away from planned investments in a manner that could adversely affect our business, financial condition and operating results. See “Regulatory Environment—Environmental Matters.”

Our results are seasonal, and any circumstance that adversely affects our business during high seasons would have a disproportionately significant effect on our annual results of operations and cash flows.

We produce a diverse range of fruits and vegetables, each of which is subject to its own pattern of planting, growth and harvesting. For example, avocados are typically harvested in April through September, blueberries typically from October to March and mangoes are harvested from December through February. We tend to experience high and low periods of sales revenues, which have a corresponding effect on our cash flows, due to the nature of our business as an agricultural company. Any circumstance that adversely affects our business during high seasons would have a disproportionately significant effect on our annual results of operations and cash flows. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal factors affecting our results of operations and financial conditions—Seasonality.”

The land, shrimp farms and processing plants we operate or manage may be temporarily interrupted or suffer loss or damage which may not be covered by our insurance policies.

We may experience property and casualty loss, or the operation of our land, seafood ponds or processing plants may be temporarily interrupted, arising from a number of causes, including adverse weather, collision, governmental or regulatory intervention, fire, flood or other natural calamity, mechanical failure, industrial accidents, repair, maintenance or servicing, communal unrest or acts of terrorism and human error. Any prolonged and/or significant disruption of our production facilities, could disrupt and adversely affect our operations and result in direct losses and liabilities, loss of income or increased costs. Further, any major or sustained disruptions in the supply of utilities such as water or electricity may disrupt our operations or damage our production facilities or inventories. We believe that we maintain insurance at reasonable levels and in line with other companies in our industry. However, if any of the above-mentioned or similar events occur, our insurance may not compensate us for all of our losses and our contingency plan may be inadequate. If so, such events could have a material adverse effect on our business, financial condition and operating results.

We are exposed to foreign exchange rate risk.

Management has determined that the functional currency of our principal operating entities is the U.S. dollar. These entities sell their products in international markets to customers in a number of countries, and sales are influenced by a number of currencies. Most operating costs are incurred in Peru but many are invoiced in U.S. dollars and the price of certain raw materials and supplies are influenced by the U.S. dollar. The borrowings and cash balances of these entities are held in U.S. dollars. Management has used its judgment to determine our functional currency, and concluded that the currency that most accurately represents the economic environment and conditions of these entities is the U.S. dollar. We buy and sell our products and services and obtain funding for our working capital and investments mainly in U.S. dollars and euros. During the year ended December 31, 2016, 26.7% of our production costs were related to labor, which are incurred in soles. As a result, our financial results are affected by exchange rate fluctuations between the U.S. dollar and the sol. Furthermore, in 2016, 36% of our sales were made to customers in Europe, with such sales being made mainly in euros. Because our functional currency is the U.S. dollar, our financial results are affected by the exchange rate between the euro and the U.S. dollar and between those currencies and the Peruvian sol. Fluctuations in exchange rates could have a significant impact on the portion of our costs denominated in soles, or the portion of our sales denominated in euros, thus affecting our results of operations. For example, an appreciation of the sol against the euro and/or the U.S. dollar could have a material adverse effect on our margins.

During 2016 and the course of the current year the Peruvian sol has depreciated against the U.S. dollar. As a result of the decision to exit the preserved products business, we expect to reduce our sales to Europe, therefore reducing our exposure to fluctuation in the exchange rate between the euro and the U.S. dollar. For more information, see “Exchange Rates.”

Our products may be subject to contamination, as a result of which we may be subject to product recalls or other liabilities that could cause us to incur significant additional costs.

The sale of food products for human consumption involves the risk of injury to consumers. We are subject to risks that include, but are not limited to, spoilage, contamination (including, without limitation, the presence of bacteria, pathogens, foreign objects, substances, chemicals, other agents, or residues introduced during the growing, storage, handling or transportation phases), tampering or other adulteration of products, product recalls, governmental regulations and potential product-liability claims. We cannot guarantee that consumption of our products will not cause a health-related illness in the future or that we will not be subject to claims or lawsuits relating to such matters. Any contamination, recall or other such event affecting any of our products could lead to significant harm to our corporate image, business interruption or unforeseen liabilities, each of which could have a material adverse effect on our financial condition and results of operations. Moreover, claims or liabilities of this nature might not be covered by any rights of indemnity or contribution that we may have against others, which could have a material adverse effect on our business, financial condition and operating results.

We are subject to labor risks and a dispute with one or more of our labor unions could have an adverse effect on our results of operations.

Our business is labor intensive with labor costs being a significant cost of production. During 2016, we employed an average of 11,074 production workers and 687 administrative employees. During the peak months in 2016, we employed a total of 15,536 production and administrative workers, making us the third largest employer in Peru during those peak times. Changes in labor regulations and increases in labor costs would have a significant effect on our operations.

Approximately 8% of our employees are covered by collective bargaining agreements with labor unions. A work slowdown, work stoppage, strike or other labor dispute may occur prior to or upon the expiration of our other labor agreements, and we are unable to estimate the adverse effect of any such work slowdown, stoppage or strike or other dispute on our production and sales. Given our high concentration and dependency of labor in specific tasks, work slowdowns, stoppages, strikes or other labor-related developments affecting us, particularly in high seasons, could have an adverse effect on our business, financial condition and operating results.

We require large numbers of workers and future expansion of our operations will require additional workforce, including in regions of Peru where agricultural workers are not readily available. If we are unable to hire, train and retain qualified employees, our business could be harmed and we may be unable to implement our growth plans.

Labor shortages or increases in labor costs could slow our growth or harm our business.

We depend on production workers to harvest our products. During peak harvest times, competition for production workers with our local competitors has steadily increased in the past few years. We have maintained our employers by offering increased salaries and benefits, which we may not be able to do in the future. Additionally, we have benefited in availability of personnel by the slowdown in other labor-intensive industries such as mining and construction, which could in the future recover and provide additional competition in the labor market. While in the past we have been able to transport laborers from other parts of the country to our operations, such laborers may be unwilling to do so if there is availability of other labor in the areas in which they are located. If we experience labor shortages or increases to our labor costs it could have a material affect our business, financial condition and operating results.

Our agricultural operations qualify for certain labor benefits contemplated in the Agricultural Sector Promotion Law, Law 27360 (Ley de Promoción del Sector Agrario) that will be in effect through December 31, 2021 and include mainly: (i) the possibility of hiring workers on a temporary or fixed basis; (ii) a minimum wage of S/33 per day, instead of S/850.00 per month; which includes Christmas and National Holiday’s legal bonuses (gratificaciones legales) and compensation for time or services (compensación por tiempo de servicios); (iii) vacations for employees of 15 days per year, instead of 30 days per year; (iv) a social security in health contribution assumed by the employer equal to 4% of the employee’s monthly remuneration, instead of 9%; and (v) a severance payment for unfair dismissal amounting to 15 daily remunerations for every complete year of service and with a maximum of 180 daily remunerations, instead of 1.5 monthly remunerations per year of services with a maximum of 12 monthly remunerations. We cannot assure that such labor benefits will be extended beyond December 31, 2021, as this will require the enactment of a law amending the Agricultural Sector Promotion Law, or that they will not be reduced or eliminated prior to such date. As of the date of this prospectus, several bills have been submitted to Congress to amend, reduce and/or eliminate these benefits. If these benefits are not renewed of if they are otherwise eliminated before December 31, 2021 our total labor costs could increase approximately by 10% to 12%, which could materially adverse effect our business, financial condition and operating results.

We have a highly-skilled senior management team, as well as other key personnel, and our business may be disrupted if we lose their services.

Our senior management team possesses extensive operating experience and industry knowledge. We rely upon our senior management to set our strategic direction and manage our business, both of which are crucial to our success. Furthermore, our continued success depends upon our ability to attract and retain a large group of experienced professionals. The loss of the services of our senior management or our inability to recruit, train or retain a sufficient number of experienced personnel could have an adverse effect on our operations and profitability. Our ability to retain senior management as well as experienced personnel will in part depend on us having in place appropriate staff remuneration and incentive schemes. The remuneration and incentive schemes we have in place may not be sufficient in retaining the services of our experienced personnel, which could have a material adverse effect on our business.

An increase in our production expenses relating to the cost of packaging materials, fuel, fertilizers, feedstock or crop protection products could reduce our profitability.

Changes in our production expenses have a major impact on our profitability. Other than labor, our main production expenses relate to the cost of packaging materials, fuel, fertilizers and crop-protection products, which represent a significant portion of our cost of production. Changes in the prices of such materials (which may be linked to changes in global commodity prices), as well as general price inflation, may lead to increases in production expenses. Such increases could have a material adverse impact on our profitability. If we are unable to pass on any increases in our raw materials or other production expenses through higher product prices, or if increases in prices of packaging materials, fuel, fertilizer and/or crop protection products impair our ability to package our products in a cost effective manner or increase or maintain our crop yields, which could have a material adverse effect on our business, financial condition and operating results.

If the supplier from whom we source our shrimp food fails to perform its contractual obligations, our ability to provide shrimp to our customers, as well as our ability to obtain future business, may be harmed.

We currently depend on a single supplier to provide food for our shrimp operations. Should this supplier fail to perform its contractual obligations, our ability to provide shrimp to our customers, as well as our ability to obtain future business, may be harmed. We may encounter problems in finding alternate shrimp food supplies of the same quality and suppliers who are able to supply these products to the location of our shrimp farms. Additionally, even if alternative supplies of shrimp food are found in the quality and quantity of our current supplier, such alternative supply may cost substantially more than what is provided by our current supplier, adversely affecting our profit margins. Our current supplier may also increase its prices in the future, which could also similarly adversely affect our profit margins if we are not able to find a cost-effective alternative supply. While we are experimenting with different types of food for our shrimp operations, which we may purchase from an alternate supplier, there can be no assurances that these will be viable for our shrimp business or that they will diminish the dependence we currently have on our single supplier. An inability to purchase food from our current suppliers, or, if necessary, to purchase similar quality food from a competitor, could have a material adverse impact on our business financial condition and operating results.

Various diseases, pests and adverse weather conditions could affect quality and quantity of our agricultural and seafood products.

Various diseases, pests, fungi, viruses, drought or floods and certain other weather conditions could affect the quality and quantity of our agricultural and seafood products, decreasing the supply of our products and negatively impacting profitability. Adverse weather conditions may be exacerbated by the effects of climate change. The effects of adverse weather conditions may reduce yields of our agricultural activities. Additionally, higher than average temperatures and rainfall can contribute to an increased presence of pest and insects that may adversely impact our agricultural production. The occurrence and effects of disease and plagues can be unpredictable and devastating to agricultural and seafood products, potentially rendering all or a substantial portion of the affected harvests unsuitable for sale or wiping out all or substantially all of the population in our shrimp farms. Our agricultural products are also susceptible to fungus and bacteria. Even when only a portion of the production is damaged, our results of operations could be adversely affected because all or a substantial portion of the production costs have been incurred. Although some diseases are treatable, the cost of treatment is high, and we cannot assure you that such events in the future will not adversely affect our operating results and financial condition. In recent years, for example, we have been adversely affected by lower crop yields that have resulted from the El Niño and La Niña weather phenomenon. See “—Our operations may be affected by climatic events, such as El Niño and La Niña.” Furthermore, if we fail to control a given plague or disease and our production is threatened, we may be unable to supply our main customers, which could affect our results of operations and financial condition. We cannot guarantee that we will succeed in preventing contamination in existing or future fields or farms we may acquire or build, as applicable. Future government restrictions regarding the use of certain materials used in agricultural production may increase maintenance costs and/or reduce production.

Our facilities are located near known earthquake fault zones and the occurrence of an earthquake or other catastrophic disaster could cause damage to our facilities and equipment that could require us to cease or curtail operations.

Peru has experienced severe earthquakes in the past that have caused damage to buildings and other infrastructure and have interrupted commerce. The last significant earthquake in Peru took place in August 2007, when a 6.9 (Richter scale) earthquake affected a large area on the Peruvian coast near the region of Ica. Substantially all of our offices and plants are located in Peru and could be materially adversely affected or disrupted by an earthquake or other natural disasters.

Our production and revenues are highly concentrated on blueberries, avocados and seafood.

We derive a substantial portion of our revenues from a limited number of products, and we expect these products to continue to account for a large percentage of our revenues in the near term. As of December 31, 2016, blueberries, avocados and seafood products accounted for approximately 80.9%, of our total sales revenue (36.2% blueberries, 19.3% avocados and 25.4% seafood products). A decrease in the global consumption of blueberries, avocados and seafood products or a material increase in our production costs would substantially affect our revenues. Our ability to maintain and increase net sales from these products depends on factors including, among others: a decline in demand for any of our more significant products, a decline in the average selling price of our more significant products, failure of our products to achieve continued market acceptance, availability of competitive products at the “off-season” windows we sell our products and changing preferences of consumers. A decrease in the sales or prices for any these products could have a material adverse effect on our business, financial condition and operating results.

We are subject to legal and regulatory proceedings.

We are subject to a variety of legal and regulatory proceedings and legal compliance risks. We, our representatives, and the industries in which we operate are at times subject to review or investigation by regulators and other governmental authorities, which could lead to enforcement actions, fines and penalties or the assertion of private litigation, claims and damages. We have adopted risk management and compliance programs, but the global and diverse nature of our operations means that legal, regulatory and compliance risks will continue to exist and additional legal and regulatory proceedings and other contingencies, the outcome of which cannot be predicted with certainty, will arise from time to time. Legal and/or regulatory proceedings initiated against us, even those without merit and/or ultimately decided in our favor, may affect our reputation and business standing. See “Business—Legal Proceedings.”

Our customer concentration may adversely affect our business, financial condition and results of operations.

We are subject to customer concentration risk as a result of three customers representing a significant amount of our revenues. Walmart, Eastern Fish and Costco accounted for approximately 8%, 6% and 5% respectively, of our revenues for the fiscal year ended December 31, 2016. No other direct or wholesale customers accounted for more than 5% of our revenues in either December 31, 2016 or December 31, 2015. Our loss of Walmart, Eastern Fish or Costoco as a customer or a reduction in the amount of purchases from Walmart, Eastern Fish or Costco could have a significant adverse impact on our business, financial condition and operating results.

Investment in our seafood business and in acquisition of new land for planting of blueberries may not be successful and may present risks to our current and future business operations.

We have previously invested and will invest the proceeds of this offering to invest in expanding our shrimp intensive farming activities, as well as to increase our cultivated land and landholdings in order to produce more blueberries and avocados. See “Use of Proceeds”. These expansion projects are subject to a number of risks. Such risks include disruption of our ongoing business, potential overpayment for the acquired assets required for the expansion, inability to gain comparable return on new investment operations and difficulties in staffing our expanding operations. Additionally, since in some cases there is a substantial lead time between initial investment and full scale production, we face the risk that demand for such shrimp and blueberries may decline prior to being able to benefit from increased production, which may lower our profitability. If demand declines and we have increased the size of our shrimp and blueberry business without experiencing an increase in sales of our shrimp and blueberries, we will experience reductions in our gross and operating margins and net income. If we are unable to effectively manage our expanding shrimp and blueberry business, our expenses may increase more than expected, our revenues could decline or grow more slowly than expected and we may be unable to implement our business strategy, which could materially affect our business, financial condition and operating results.

We have limited liquidity and we may not be able to generate sufficient cash flows to fund our operations, which may require us to seek additional funding from other sources.

We finance our working capital and operating needs using a combination of our cash and cash equivalents balance, cash generated from operations, and as needed, the borrowings available from our credit agreements. Adverse climatic conditions could result in diminished, or even negative, cash flow from operations. The most common stress on our operating cash flow generation in past years has come from short-falls of working capital. Since our operating cash flow generation depends on both our operating fields and substantially from our young fields, as our young field represent a higher percentage of our total fields, we tend to experience high and low periods of sales revenues, which have a corresponding effect on our liquidity position. See “—Our results are seasonal, and any circumstance that adversely affects our business during high seasons would have a disproportionately significant effect on our annual results of operations and cash flows.” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Seasonality.” Other risks and uncertainties that could impact our liquidity include our worldwide sales, our profit margin, our ability to respond to changes in consumer preferences, our ability to collect our receivables in a timely manner, our ability to effectively manage our inventories, unexpected changes in weather conditions and our ability to adapt to change in the regulatory environment, among others.

Furthermore, we may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing sources of liquidity are insufficient to satisfy our cash requirements, we may seek to borrow under our existing borrowing arrangements, seek new borrowing arrangements, or sell additional debt or equity securities. The sale of convertible debt or equity securities could result in additional dilution to our shareholders, and equity securities may have rights or preferences that are superior to those of our existing shareholders. The incurrence of additional indebtedness would result in additional debt service obligations, could result in operating and financial covenants that would restrict our operations, and could cause us to further encumber our assets. In addition, there can be no assurance that any additional financing will be available on acceptable terms, if at all.

Entering new markets poses new competitive threats and commercial risks.

We recently expanded into China by opening a commercial office in order to market and sell our products directly to retailers, instead of through third parties or wholesalers. Expanding into new markets, such as China, requires investments and resources that may not be available as needed. We cannot guarantee that we will be successful in leveraging our capabilities to compete favorably in China or any new market we enter or that we will be able to recoup our significant investments in our expansion projects into China and other new markets. We may not compete successfully against future potential competitors, especially those with significantly greater financial resources or brand name recognition in China or any new market we enter. Our products may not gain consumer acceptance and we may experience difficulties, delays and/or unanticipated costs due to our inexperience in working directly in China or the new markets we enter. Furthermore, there may be regulatory differences between the markets that we currently operate in, the Chinese market and any other new markets we enter, further increasing compliance costs. If we experience any of these issues in entering the Chinese market or any new market we may enter in the future, our business, financial condition and operating results could be materially affected.

Increases in electricity costs or a shortage or disruption in electricity supply may adversely affect our business.

We consume a significant amount of electricity in our shrimp farming operations. The location of our shrimp farms require investment in transmission and distribution of electricity in order to be connected to the local power company’s distribution network. Additionally, the supply and price of electricity may be volatile and may substantially increase depending on the season and development of area surrounding our location, further adding to our cost of operations. Shortages of electricity would substantially hamper our ability to produce shrimp. As we proceed to transition to intensive shrimp farming methods, our demand for electricity will also substantially increase. We are currently considering generating our own power in order to supplement the power we receive from the local utility. However, no assurances can be given even if we generate a portion our own power we will not also be affected by disruption or increased electricity costs. If we are not able to maintain a steady supply and contain costs of the electricity we use in our shrimp farming operations it could materially affect our business, financial condition and operating results.

We are subject to transportation risks.

An extended interruption in our ability to ship or distribute our products could have a material adverse effect on our business, financial position and operating results. We rely on third-party stevedores to load and unload our products at our port locations and third-party trucking companies to transport our products to and from our port locations, and these third parties are therefore a source of transportation risk. If we were to experience an interruption due to a strike, natural disaster or otherwise, we cannot assure that we would be able to find alternative transportation, or be successful in doing so, in a timely and cost-effective manner, which could have a material adverse effect on our business, financial condition and operating result.

Restrictive covenants in our debt instruments restrict or prohibit our ability to engage in or enter into a variety of transactions, which could restrict our financial and operating flexibility and subject us to other risks.

The indenture governing Camposol S.A.’s 10.50% Senior Secured Notes due 2021 (“Senior Secured Notes due 2021”) contains various restrictive covenants that limit our and our subsidiaries’ ability to, among other things:

•	incur additional indebtedness;

•	make restricted payments, including paying dividends on, redeeming or repurchasing our Ordinary Shares;

•	issue guarantees for additional indebtedness;

•	engage in certain affiliate transactions;

•	undertake certain asset sales; and

•	change the business activities we and our subsidiaries may be engaged in.

Any or all of these covenants could have a material adverse effect on our business and our subsidiaries by limiting our and our subsidiary’s ability to take advantage of financing or other corporate opportunities, or to fund our operations. Any future debt could also contain financial and other covenants more restrictive than those imposed under the indenture that governs Camposol S.A.’s Senior Secured Notes due 2021.

A breach of any of these restrictive covenants or any other provision in any debt instrument governing our current or future indebtedness, could result in a default under that instrument and, due to customary cross-default and cross-acceleration provisions, could result in a default under our other debt obligations. If a default occurs, the holders of Camposol S.A.’s Senior Secured Notes due 2021, trustee or lenders in our other indebtedness could elect to declare all amounts outstanding to be immediately due and payable. If Camposol S.A. were unable to repay those amounts, the trustee could proceed against the collateral granted to the holders, to secure the indebtedness under Camposol S.A’s Senior Secured Notes due 2021. Similarly lenders under our other indebtedness could proceed against the collateral granted to them. If the holders and the trustee under Camposol S.A.’s Senior Secured Notes due 2021 or the lenders in Camposol S.A.’s other indebtedness were to accelerate the payment of Camposol S.A.’s Senior Secured Notes due 2021 or other indebtedness, as the case may be, we cannot assure you that Camposol S.A.’s assets would be sufficient to timely repay in full such indebtedness. See “Description of Certain Material Agreements” for additional information on the restrictions and collateral pledged in relation to Camposol S.A.’s Senior Secured Notes due 2021.

If we are unable to implement and maintain effective internal control over financial reporting in the future, or if we fail to promptly remediate our current material weaknesses, our results of operations and the price of our shares could be adversely affected.

As an Emerging Growth Company (EGC) and pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 20-F for the year ending December 31, 2018, our management will be required to report on the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We have not yet made a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Also, once we no longer qualify as an EGC the independent registered public accounting firm that audits our financial statements will also be required to audit our internal control over financial reporting. Any delays or difficulty in satisfying these requirements could adversely affect our future results of operations and the price of our shares. Moreover, it may cost us more than we expect to comply with these control- and procedure-related requirements. Failure to comply with Section 404 or to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations could potentially result in a loss in investor confidence in our reported financial information and subject us to sanctions or investigations by regulatory authorities.

During our audit process in accordance with PCAOB standards, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”) Rule 12b-2. A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in the annual or interim financial statements will not be prevented or detected on a timely basis. In this regard, we will need to improve our controls in response to the risk of a material misstatement. Specifically, in certain cases we need to design controls at a sufficient level of precision to identify potential material misstatements and design controls covering certain transactions to address the risks of a material misstatement. This material weakness contributed to the following control deficiencies, which are considered material weaknesses: effective controls with respect to the accounting for business combinations, including the allocation of goodwill to cash generating units and the presentation and disclosure of multiple acquisition transactions with the same counterparty; controls with respect to the presentation and disclosure of transactions accounted for as discontinued operations; and controls to assess the appropriateness of the classification of provisions and other accounts payable on the balance sheet, as well as the appropriateness of the classification of expenses between cost of sales and operating expenses in the income statement. These control deficiencies resulted in the restatement of our consolidated financial statements as of and for the years ended December 31, 2016 and 2015, not affecting our cash position. These control deficiencies could result in material misstatements of the annual or interim financial statements that would not be prevented or detected.

We are in the process of implementing measures designed to improve our internal control over financial reporting and to remediate the control deficiencies that led to the material weaknesses, including performing a Sarbanes-Oxley compliance risk assessment process on a regular basis to identify, design, implement, and reevaluate our control activities related to internal control over financial reporting. We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or that they will prevent potential future material weaknesses. In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our share price may decline as a result.

Risks Related to Peru

Economic and political developments in Peru could affect our business, financial condition and results of operations.

The vast majority of our operations are conducted in Peru and are dependent upon the performance of the Peruvian economy. As a result, our business, financial condition and results of operations may be affected by the general conditions of the Peruvian economy, price instability, inflation, interest rates, regulation, taxation, social instability, political unrest and other developments in or affecting Peru, over which we have no control. In the past, Peru has experienced periods of weak economic activity and deterioration in economic conditions. If such conditions return they may have a material and adverse effect on our business, financial condition or results of operations.

During the past several decades, Peru has experienced political instability that has included a succession of regimes with differing economic policies. Previous governments have imposed controls on prices, exchange rates, local and foreign investment and international trade, restricted the ability of companies to dismiss employees, expropriated private sector assets and prohibited the remittance of profits to foreign investors. We cannot assure you that the Peruvian government will continue to pursue open market economic policies that are designed to foster and stimulate economic growth and social stability.

During the 1980s and the early 1990s, Peru experienced severe terrorist activity targeted against, among others, the government and the private sector. Despite the suppression of terrorist activity, we cannot assure you that a resurgence of terrorism in Peru will not occur, or that if there is resurgence, it will not disrupt the economy and our business. In addition, Peru has, from time to time, experienced social and political turmoil, including riots, nationwide protests, strikes and street demonstrations. Despite Peru’s ongoing economic growth and stabilization over the past several years, the social and political tensions and high levels of poverty and unemployment continue. Future government policies to preempt or respond to social unrest could include, among other things, expropriation, nationalization, suspension of the enforcement of creditors’ rights and new taxation policies. These policies could adversely and materially affect the Peruvian economy and our business.

Peru’s current president, Mr. Pedro Pablo Kuczynski, has been in office since July 28, 2016. His administration has adopted and espouses open-market policies and is expected to continue the economic model of recent governments, as well as undertake reforms to improve macroeconomic performance. However, since he does not have a majority in Congress, it may be difficult for President Kuczynski to get significant reforms approved, and he will have to negotiate with the opposition which may dilute intended economic results. The election of Mr. Kuczynski initially generated tremendous optimism and high expectations from the business community. However, the recent corruption scandal related to Odebrecht’s alleged bribery of Peruvian officials, the impact of “El Niño Costero” phenomenon and other political challenges have decreased the pace of economic growth. All of this has significantly impacted Mr. Kuczynski’s approval ratings and delayed progress.

Although the new Kuczynski administration espouses business friendly and open-market policies, we cannot assure you that it will maintain policies that stimulate economic growth and social stability. Any changes in the Peruvian economy or the Peruvian government’s economic policies may have a negative effect on our business, financial condition and operating results.

The implementation of certain laws by the Peruvian government, most notably restrictive exchange rate policies, could have an adverse effect on our business, financial condition and results of operations.

Since 1991, the Peruvian economy has undergone a major transformation from a highly protected and regulated system to a free-market economy. During this period, protectionist and interventionist laws and policies have been gradually dismantled to create a liberal economy dominated by private sector and market forces. The Peruvian economy has, in general, responded well to this transformation, growing at an average annual rate of over 4.9% during the period from 1998 to 2016. Currently, there are no exchange controls or restrictions on remittances of profits, dividends and royalties in effect. Prior to 1991, Peru exercised control over the foreign exchange markets by imposing multiple exchange rates and placing restrictions on the possession and use of foreign currencies. In 1991, the presidential administration of Alberto Fujimori eliminated all foreign exchange controls and unified exchange rates. Currently, foreign exchange rates are determined by market conditions, with regular operations by the Central Bank of Peru in the foreign exchange market to reduce volatility in the value of Peru’s currency against the U.S. dollar.

The Peruvian government may institute restrictive exchange rate policies in the future. Any such restrictive exchange rate policy could affect our ability to access foreign currency or to engage in foreign exchange activities and make payments on debt instruments in U.S. dollars, and could also have a material adverse effect on our business, financial condition and operating results.

The Peruvian economy could be adversely affected by economic developments in Latin American or global markets.

Financial and securities markets in Peru are influenced, to varying degrees, by economic and market conditions in Latin American and global markets. Although economic conditions vary from country to country, investors’ perceptions of the events occurring in one country may substantially affect capital flows into and securities from issuers in other countries, including Peru. The Peruvian economy was adversely affected by the political and economic events that occurred in several emerging economies in the 1990s, including in Mexico in 1994, which impacted the market value of securities in many markets throughout Latin America. The crisis in the Asian markets beginning in 1997 also negatively affected markets throughout Latin America. Similar adverse consequences resulted from the economic crisis in Russia in 1998, the Brazilian devaluation in 1999 and the Argentine crisis in 2001. In addition, Peru’s economy continues to be affected by events in the economies of its major regional partners. Furthermore, the Peruvian economy may be affected by events in developed economies that are trading partners or that affect the global economy. During the recent global economic and financial crisis, global conditions led to a slowdown in economic growth in Peru, slowing GDP growth in 2009 to approximately 0.9%. In particular, the Peruvian economy suffered the effects of lower commodity prices in the international markets, a decrease in export volumes and a decrease in foreign direct investment inflows resulting in a decline in foreign reserves.

Adverse developments in regional or global markets in the future could adversely affect the Peruvian economy and, as a result, adversely affect our business, financial condition and results of operations. The 2008 global economic crisis, principally driven by the sub-prime mortgage market in the United States, significantly affected the international financial system, including Peru’s securities market and economy. Additionally, the current economic crisis in Europe, beginning with the financial crises in Greece, Spain, Italy and Portugal, has reduced the confidence of foreign investors, which has caused volatility in the securities markets and affected the ability of companies to obtain financing in the global capital markets. Moreover, the fiscal problems in the United States due to difficulties and delays in increasing the government debt ceiling, culminating in the downgrade of the U.S. long-term sovereign credit rating by Standard & Poor’s on August 6, 2011, has added to an already high risk-avert environment. Further, in 2015, the global economy was negatively affected by China’s economic slowdown, a factor that has affected growth across emerging markets. Although the United States and Europe have witnessed a slight economic recovery over the last few years, any interruption to the recovery of these or other developed economies, the continued effects of the global crisis in 2008 and 2009, a new economic and/or financial crisis, uncertainty surrounding the implementation and effect of the proposed exit of the United Kingdom of Great Britain and Northern Ireland from the European Union, which could increase economic volatility, or the projected reduced growth of the Chinese economy and its shift away from infrastructure development growth could affect Peru’s economy and, consequently, materially adversely affect our business, financial condition and operating results.

The laws of Peru include anti-bribery and anti-corruption legislation which could be less stringent than that of other jurisdictions, and our risk management and internal controls may not be successful in preventing or detecting all violations of law or of company-wide policies.

The regulatory regime of Peru includes anti-bribery and anti-corruption legislation which is currently under development and which could be less stringent than anti-bribery and anti-corruption legislation which has been implemented in other jurisdictions. Our business is subject to a significant number of laws, rules and regulations, including those relating to anti-bribery and anti-corruption.

Our existing compliance processes and internal control systems may not be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our employees, contractors, agents, officers or any other persons who conduct business with or on behalf of us. We may in the future discover instances in which we have failed to comply with applicable laws and regulations or internal controls. If any of our employees, contractors, agents officers or other persons with whom we conduct business engage in fraudulent, corrupt or other improper or unethical business practices or otherwise violate applicable laws, regulations or our own internal compliance systems, we could become subject to one or more enforcement actions by Peruvian or foreign authorities (including the U.S. Department of Justice) or otherwise be found to be in violation of such laws, which may result in penalties, fines and sanctions and in turn adversely affect our reputation, business, financial condition and operating results.

Inflation could adversely affect our financial condition and results of operations.

As a result of reforms initiated in the early 1990s, Peruvian inflation has decreased significantly in recent years from triple-digit inflation during the 1980s. Over the five-year period ended on December 31, 2016, the Peruvian economy experienced annual inflation averaging approximately 3.3% per year, as measured by the Peruvian Consumer Price Index, or CPI. The CPI is calculated by the Instituto Nacional de Estadística e Informática (the National Institute of Statistics and Information, or INEI) and measures variations in prices of a selected group of goods and services typically consumed by Peruvian families. Inflation may not remain at these levels. The Peruvian Central Bank establishes annually a target inflation rate for each fiscal year and announces this target rate to shape market expectations.

If Peru experiences substantial inflation in the future, our costs may increase and our operating and net margins may decrease, which may adversely affect our business, financial condition and operating results.

Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Peruvian economy. Our operating results may be adversely affected by higher inflation.

Market volatility generated by distortions in the international financial markets may affect the Peruvian capital markets.

Volatility in the international markets could adversely affect the Peruvian capital markets. In addition, international investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors. The Peruvian economy and Peruvian capital markets could be adversely affected by negative economic or financial developments in other countries. Since we will apply to register this Offering, this prospectus and the Ordinary Shares in the Peruvian Public Registry of the Capital Markets (Registro Público del Mercado de Valores) under the Institutional Investors’ Market Section managed by the SMV, and to list the Ordinary Shares on the LSE, these adverse effects on the Peruvian capital markets and may affect trading prices and volumes of our company in the LSE and thus in the NYSE, which could have a material adverse effect on the price of our Ordinary Shares and our business, financial condition and operating results.

Changes in tax laws may increase our tax burden and, as a result, negatively affect our profitability

Peru may adopt new tax laws or modify existing laws to increase taxes and/or eliminate certain tax benefits applicable to our business. These changes may include modifications in the rate of assessments and, on occasion, enactment of temporary taxes. For example, a decrease in the rate of drawback (benefit to recover import or custom duties previously paid on our fruit and vegetable operations) may affect our financial performance.

Historically, the rate for drawback has been 5.0%. However, in January 2016 the rate for drawback was reduced to 3%. On October 2016, the rate was increased to 4% by Supreme Decree (Decreto Supremo) No282-2046-EF, which will be effective through December 31, 2018, after which it will be 3% commencing on January 1, 2019. Additionally, under current Peruvian law, an individual or a legal entity cultivating land is entitled to a reduced income tax rate of 15% until 2022, compared to a general income tax rate, as shown in the following table:

	Reduced income tax	Ordinary income tax
2014	15.0%	30.0%
2015	15.0%	28.0%
2016	15.0%	28.0%
2017	15.0%	29.50%
2018	15.0%	29.50%
2019	15.0%	29.50%
2020	15.0%	29.50%
2021	15.0%	29.50%

Though the expectation is that Peruvian government will renew the 15% rate for periods after 2022, we cannot assure you that it will do so. Peru may impose new taxes or increase taxes in the agro-industry business or cease favorable tax treatment for the agricultural industry. The imposition of new taxes or increases on the rates of existing taxes could negatively affect our overall financial performance.

Risks Relating to this Offering

Our share price is likely to be volatile and the market price of our Ordinary Shares after this Offering may drop below the price you pay.

You should consider an investment in our Ordinary Shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. You may be unable to sell your Ordinary Shares at or above the offering price due to fluctuations in the market price of our Ordinary Shares arising from changes in, among others, our operating performance, prospects or market perception. In addition, the stock market has recently experienced significant volatility, particularly with respect to agro-industrial, biotechnology and other life sciences company stocks. The volatility of agro-industrial, biotechnology and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. Some of the factors that may cause the market price of our Ordinary Shares to fluctuate or decrease below the price paid in this Offering include:

•	issues in developing our product candidates or future approved products;

•	regulatory developments or enforcement in Peru, the United States and foreign countries with respect to our products or our competitors’ products;

•	existing competition or new competition that may emerge;

•	introduction of technological innovations or new commercial products by us or our competitors;

•	changes in estimates or recommendations by securities analysts, if any cover our Ordinary Shares;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	public concern over our products;

•	litigation;

•	future sales of our Ordinary Shares;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our Ordinary Shares;

•	economic and other external factors or other disasters or crises;

•	general market conditions and market conditions for stocks in our industry;

•	overall fluctuations in U.S. equity markets; and

•	other factors that may be unanticipated or out of our control.

In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit and divert the time and attention of our management, which could seriously harm our business.

An active trading market for our Ordinary Shares may not be sustained.

There is currently no public market for our Ordinary Shares. Although we intend to apply to list our Ordinary Shares on the NYSE and the LSE, an active trading market for our Ordinary Shares may not develop or be sustained. If an active market for our Ordinary Shares does not develop or, once developed, is not sustained, it may be difficult for our shareholders to sell their Ordinary Shares without depressing the market price for the shares or sell their Ordinary Shares at or above the prices at which they acquired their Ordinary Shares or sell their Ordinary Shares at the time they would like to sell. The offering price of our Ordinary Shares will be determined through negotiations between us, the Selling Shareholders and the underwriters. The offering price may not be indicative of the market price of our Ordinary Shares after the offering. Any inactive trading market for our Ordinary Shares may also impair our ability to raise capital to continue to fund our operations by selling Ordinary Shares and may impair our ability to expand our business by using our Ordinary Shares as consideration.

Substantial future sales of our Ordinary Shares, or the perception that these sales could occur, may cause the price of our Ordinary Shares to drop significantly, even if our business is performing well.

A large volume of sales of our Ordinary Shares could decrease the prevailing market price of our Ordinary Shares and could impair our ability to raise additional capital through the sale of equity securities in the future. Even if a substantial number of sales of our Ordinary Shares does not occur, the mere perception of the possibility of these sales could depress the market price of our Ordinary Shares and have a negative effect on our ability to raise capital in the future.

We are an “Emerging Growth Company” and we cannot be certain whether the reduced requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “Emerging Growth Company,” as defined in the Jumpstart Our Business Startups Act of 2012 effective on April 5, 2012, or the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not “emerging growth companies.” Most of these requirements relate to disclosures that we would only be required to make if we cease to be a foreign private issuer in the future. Nevertheless, as a foreign private issuer that is an Emerging Growth Company, we will not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for potentially up to five fiscal years after the date of this Offering. We will remain an Emerging Growth Company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least U.S.$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this Offering; (c) the date on which we have, during the previous three-year period, issued more than U.S.$1.07 billion in non-convertible debt; or (d) the date on which we are deemed to be a “Large Accelerated Filer” under the Exchange Act. When we are no longer deemed to be an Emerging Growth Company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our Ordinary Shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our Ordinary Shares price may be more volatile.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to corporate governance standards.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, our administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company, we will need to adopt additional internal controls and disclosure controls and procedures and retain a transfer agent. As a public company, we will bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws.

In addition, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and the related rules and regulations implemented by the SEC, the NYSE, the SMV and the LSE will increase legal and financial compliance costs and will make some compliance activities more time consuming. We are currently evaluating these rules, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment will result in increased general and administrative expenses and may divert management’s time and attention from our other business activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. In the future, it may be more expensive or more difficult for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board of Directors, particularly to serve on our Audit, Internal Control and Risks Committee and Governance, Compensation and Social Responsibility Committee, and qualified executive officers.

Under the corporate governance standards of the NYSE, a majority of our Board of Directors and each member of our Audit, Internal Control and Risks Committee must be an independent director no later than the first anniversary of the completion of this Offering. We may encounter difficulty in attracting qualified persons to serve on our Board of Directors and the Audit, Internal Control and Risks Committee, and our Board of Directors and management may be required to divert significant time and attention and resources away from our business to identify qualified directors. If we fail to attract and retain the required number of independent directors, we may be subject to the delisting of our Ordinary Shares from the NYSE and subsequently from the LSE.

We will be a “foreign private issuer” and our disclosure obligations will be different from those of U.S. domestic reporting companies. As a foreign private issuer, we will be subject to different U.S. securities laws and rules than a domestic U.S. issuer, which could limit the information publicly available to our shareholders.

As a “foreign private issuer”, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. We will be required to file or furnish to the SEC the continuous disclosure documents that we will be required to file in Peru under the IIM Regulations after our Ordinary Shares are registered with the Peruvian Public Register of the Capital Markets under the Institutional Investor’s Market Section managed by the SMV. For example, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders will be exempt from the insider reporting and short-swing profit recovery requirements in Section 16 of the Exchange Act. Accordingly, our shareholders may not know when our officers, directors and principal shareholders purchase or sell their Ordinary Shares. As a foreign private issuer, we will also exempt from the requirements of Regulation FD (Fair Disclosure), which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. As a result of such varied reporting obligations, shareholders should not expect to receive the same information at the same time as information provided by U.S. domestic companies.

In addition, as a foreign private issuer, we will have the option to follow certain corporate governance practices of the country in which we are incorporated, rather than those of the United States, except to the extent that such laws would be contrary to U.S. securities laws, provided that we disclose the requirements we are not following and describe the practices we follow instead. We are currently incorporated in Cyprus and, following our corporate re-domiciliation we will be incorporated in the Bahamas. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all domestic U.S. corporate governance requirements.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our Ordinary Shares will depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. We cannot assure you that analysts will cover us or provide favorable coverage. If one or more of the analysts who cover us downgrade our stock or change their opinion of our Ordinary Shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Insiders have substantial control over us which could delay or prevent a change in corporate control or result in the entrenchment of management or the Board of Directors.

After this Offering, certain of our directors, executive officers and principal shareholders, together with their affiliates and related persons, will beneficially own, in the aggregate, approximately % of our outstanding Ordinary Shares. As a result, these shareholders, if acting together, may have the ability to determine the outcome of matters submitted to our shareholders for approval, including the election and removal of directors and any merger, or sale of all or substantially all of our assets. In addition, these persons, acting together, may have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our Ordinary Shares by:

•	delaying, deferring, or preventing a change in control;

•	entrenching our management or the Board of Directors;

•	impeding a merger, takeover, or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Our controlling shareholder will continue to have significant influence over us after this Offering, and its interests could conflict with yours

Upon the consummation of the Offering, Generación del Pacífico Grupo S.L., our controlling shareholder, will beneficially own approximately     % of our outstanding Ordinary Shares (assuming no exercise of the overallotment option). As such, our controlling shareholder has the ability to determine the outcome of substantially all matters submitted for a vote to our shareholders and thus exercise control over our business policies and affairs, including, among others, the following:

•	the composition of our Board of Directors and, consequently, determinations of our board with respect to our business direction and policy, including the appointment and removal of our executive officers;

•	determination with respect to mergers, other business combinations and other transactions, including those that may result in a change of control;

•	whether dividends are paid or other distributions are made and the amount of such dividends or distributions;

•	whether we decide that our subsidiaries pay dividends or make other distributions to us and the amount of such dividends or distributions;

•	sales and dispositions of assets; and

•	the amount of debt financing that we may incur.

Our controlling shareholder may direct us to take actions that could be contrary to your interests and may be able to prevent other shareholders, including you, from blocking these actions or from causing different actions to be taken. Additionally, our shrimp ponds could continue to be dependent on electrical facilities owned by an affiliate of our controlling shareholder, further providing influence over our operations. We cannot assure you that our controlling shareholder will act in a manner consistent with your best interests.

Risks Related to the Re-domiciliation

The re-domiciliation is subject to conditions, including certain conditions that may not be satisfied or completed on a timely basis, if at all. If we are unable to complete the re-domiciliation, we cannot obtain the expected benefits of the re-domiciliation and we may suffer administrative losses and expenses based on the efforts to seek the re-domiciliation.

We intend, shortly after the completion of the transaction contemplated by this prospectus, to re-domicile from Cyprus to The Bahamas. The re-domiciliation is subject to conditions, including certain conditions that may not be satisfied, or completed on a timely basis. These include obtaining tax clearance and receiving the consent of the Registrar of Companies in Cyprus, and being subject to a three-month objection period during which our creditors may object to our re-domiciliation, among other conditions. See “Description of Share Capital—The Re-Domiciliation.” Additionally, the re-domiciliation may result in material unanticipated factors that may be outside our control, including expenses, liabilities and diversion of management’s attention, among others. Any failure to complete or delay in completing the reincorporation could cost us additional time, expense, effort and attention, as well as cause us not to realize some or all of the expected benefits expected as a result of completing the reincorporation successfully within our expected time frame.

Your rights as a shareholder after the transaction proposed in this prospectus will arise under Cyprus law as well as our existing articles of association. Upon effectiveness of the re-domiciliation, your rights as a shareholder of our Ordinary Shares will arise under Bahamas law and we will be required to adopt new constitutional documents in accordance with Bahamas law.

Upon effectiveness of the re-domiciliation, the rights of the holders of our Ordinary Shares will arise under Bahamas law. We will need to adopt a new Memorandum and Articles of Association in accordance with Bahamian law after the effectiveness of the re-domiciliation. The new constitutional documents and Bahamas law contain provisions that differ in some respects from those in our current constitutional documents and Cyprus law and, therefore, some of your rights as a shareholder of our Ordinary Shares will differ materially from the rights you will possess as a shareholder of the Ordinary Shares under Cyprus law. The Second Amended and Restated Memorandum and Articles of Association will be substantially the same as our current Articles of Association subject to changes to conform to the International Business Companies Act 2000 under Bahamas law. See “Description of Share Capital—Differences in Corporate Law”. The form of our new Second Amended and Restated Memorandum and Articles of Association expected to be adopted after the effectiveness of the re-domiciliation is filed as an exhibit to the registration statement of which this prospectus is a part.

Our planned re-domiciliation to The Bahamas is expected to take place shortly after the completion of the transaction contemplated by this prospectus and may result in taxes imposed on shareholders.

We intend to re-domicile to The Bahamas shortly after the completion of the transaction contemplated by this prospectus. The re-domiciliation may require a shareholder to recognize taxable income in the jurisdiction in which the shareholder is a tax resident or in which its members are resident if it is a tax transparent entity. We do not intend to make any cash distributions to shareholders to pay such taxes. Shareholders may be subject to withholding taxes or other taxes with respect to their ownership of us after the reincorporation.

Risks Related to Cyprus Law

The rights of our shareholders are governed by Cyprus law and our articles of association, and differ in some important respects from the typical rights of shareholders under U.S. state laws.

Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in Cyprus. The rights of our shareholders and the responsibilities of members of our Board of Directors under Cyprus law and our articles of association are different than under the laws of some U.S. state laws. For example, by law existing holders of shares in Cypriot public companies are entitled to pre-emptive rights on the issue of new shares in that company (provided such shares are paid in cash and the pre-emption rights have not been disapplied).

You will not be able to benefit from certain anti-takeover protections.

As we are incorporated in Cyprus, we are subject to Cypriot law. As of the date of this prospectus, Cypriot law does not contain any requirement for a mandatory offer to be made by a person acquiring shares of a Cypriot company even if such an acquisition confers on such person control over us if neither such company’s shares are listed on a regulated market in the European Economic Area unless the acquirer acquires 90% or more of all the shares of a target company or of any class of shares in the target company, or acquires sufficient shares to aggregate, together with those which it already holds (in its own name or that of a nominee or held by its subsidiary) 90% or more of the target’s shares. Our Ordinary Shares are not listed on a European regulated market. Consequently, a prospective bidder acquiring Ordinary Shares may gain control over us in circumstances in which there is no requirement to conduct a mandatory offer under an applicable takeover protection regime. As a result, holders of Ordinary Shares may not be given the opportunity to receive treatment equal to what may be received, in the event of an offer made by a potential bidder with a view to gaining control over us or by certain other holders of Ordinary Shares. As a result, a bid for, or creeping acquisition of control over, us is currently not regulated by Cyprus law except in the limited circumstances outlined above.

You may not be able to exercise your pre-emptive rights in relation to future issuances of Ordinary Shares.

To raise funding in the future, we may issue additional Ordinary Shares, including in the form of Ordinary Shares. Generally, existing holders of shares in Cypriot public companies are entitled by law to pre-emptive rights on the issue of new shares in that company (provided that such shares are paid in cash and the pre-emption rights have not been disapplied). You may not be able to exercise pre-emptive rights for Ordinary Shares where there is an issue of a shares for a non-cash consideration or where pre-emption rights are disapplied. In the United States, we may be required to file a registration statement under the Securities Act to implement pre-emptive rights. We can give no assurance that an exemption from the registration requirements of the Securities Act would be available to enable U.S. holders of Ordinary Shares to exercise such pre-emptive rights and, if such exemption is available, we may not take the steps necessary to enable U.S. holders of Ordinary Shares to rely on it. Accordingly, you may not be able to exercise your pre-emptive rights on future issuances of Ordinary Shares, and, as a result, your percentage ownership interest in us would be reduced. Furthermore, rights offerings are difficult to implement effectively under the current U.S. securities laws and our ability to raise capital in the future may be compromised if we need to do so via a rights offering in the United States. Additionally, Bahamas law does not provide for any pre-emptive rights, thus once the re-domiciliation is effective holders of the Ordinary Shares will no longer have pre-emptive rights

We may be deemed to be a tax resident outside of Cyprus.

According to the provisions of the Cyprus Income Tax Law, a company is considered to be a resident of Cyprus for tax purposes if its management and control are exercised in Cyprus. The concept of “management and control” is not defined in the Cypriot tax legislation. However, certain criteria generally considered as having to be taken into account in order to determine whether a company will be considered as being a tax resident of Cyprus: (i) whether the company is incorporated in Cyprus and is a tax resident only in Cyprus; (ii) whether the Board of Directors has a decision making power that is exercised in Cyprus in respect of key management, strategic and commercial decisions necessary for the company’s operations and general policies and, specifically, whether the majority of the Board of Directors meetings take place in Cyprus and, also, whether the majority of the Board of Directors are tax residents of Cyprus; (iii) whether the shareholders’ meetings take place in Cyprus; (iv) whether the company has issued general powers of attorney delegating the board’s power to exercise control and make decisions; (v) whether the corporate filings and reporting functions are performed by representatives located in Cyprus; (vi) whether the agreements relating to the company’s business or assets are executed or signed in Cyprus. Where, as with our Company, the majority of the Board of Directors is comprised of tax residents of Peru, there may be increased risk that the Company is not managed and controlled in Cyprus and, therefore, not a tax resident in Cyprus. If we are deemed not to be a tax resident in Cyprus, we may not be subject to the Cypriot tax regime other than in respect of Cyprus sourced income and we may be subject to the tax regime of the country in which we are deemed to be a tax resident. Further, we would not be eligible for benefits under the tax treaties entered into between Cyprus and other countries. Where the majority of our Board of Directors comprises tax residents or citizens of Peru, this may pose a risk that we, even if we are managed and controlled in Cyprus and therefore a tax resident in Cyprus, may be deemed to have a permanent establishment in Peru or elsewhere. Such a permanent establishment could be subject to taxation of the jurisdiction of the permanent establishment on the profits allocable to the permanent establishment. If we are tax resident in a jurisdiction outside of Cyprus or are deemed to have a permanent establishment in Peru or elsewhere, our tax burden may increase significantly, which, in turn, may materially adversely affect our business, financial condition and results of operations.

We may be subject to defense tax in Cyprus.

Cypriot companies must pay a Special Contribution for the Defense Fund of the Republic of Cyprus, or the defense tax, at a rate of 17% on deemed dividend distributions to the extent that their ultimate beneficial owners are Cypriot tax residents. A Cypriot company that does not distribute at least 70% of its after tax profits within two years from the end of the year in which the profits arose, is deemed to have distributed this amount as a dividend two years after that year end. The amount of this deemed dividend distribution, subject to the defense tax, is reduced by any actual dividend paid out of the profits of the relevant year at any time up to the date of the deemed distribution and the resulting balance of profits will be subject to the defense tax to the extent of the appropriation of shares held in the company at that time by Cyprus tax residents. The profits to be taken into account in determining the deemed dividend do not include fair value adjustments to any movable or immovable property.

The defense tax payable as a result of a deemed dividend distribution is paid in the first instance by the Company which may recover such payment from its Cypriot shareholders by deducting the amount from an actual dividend paid to such shareholders from the relevant profits. To the extent that we are unable to recover this amount due to a change in shareholders or no actual dividend is ever paid out of the relevant profits, we will suffer the cost of this defense tax. Imposition of this tax could have a material adverse effect on our business, financial condition and operating results if we are unable to recover the tax from shareholders as described above.

We may face hindrances regarding the transfer of our registered seat from Cyprus to the Bahamas.

The process of the re-domiciliation is not fully under our control (for example, obtaining the requisite tax clearance which is subject to confirmation that we do not owe any taxes or duties) and we cannot predict a specific date for the re-domiciliation, nor whether it will be completed successfully. The process of the re-domiciliation along with the listing on a non-regulated market is novel in Cyprus and therefore in case of any hindrances there will be uncertainty in our status for an unspecified period of time.

Our interest expenses may not be deductible.

In May 2012, the House of Representatives of Cyprus enacted laws, effective as of January 1, 2012, which provide that if a Cyprus parent company incurs an interest expense on the acquisition of shares of a company that is a wholly-owned subsidiary (whether directly or indirectly and irrespective of whether the subsidiary is a Cyprus or foreign company), the interest expense will now be deductible for tax purposes by the parent company. This deduction will only be available provided the subsidiary owns assets that are used in its business and the amount of interest deducted is limited and proportionate to the amount and value of assets used in the business. If we are unable to deduct our interest expenses for tax purposes, our results of operations and financial conditions may be materially adversely affected.

Our controlling shareholder is a party to a litigation related to a squeeze-out transaction for our Ordinary Shares, should our controlling shareholder not be successful and not otherwise pay the monetary damages awarded by the court, if any, plaintiffs could seek to attach its property in satisfaction of a judgment, including the Ordinary Shares it owns and intends to sell on this Offering.

On September 24, 2013, Dyer Coriat Holdings S.L. (the predecessor company to our controlling shareholder, Generación del Pacífico Grupo S.L.) made a public offer for all the shares outstanding of Camposol Holding Plc. On October 23, 2013, our controlling shareholder received acceptance of its offer from shareholders representing 90.47% of the total share capital of Camposol Holdings Plc. Pursuant to the Public Takeover Bids for the Acquisition of Securities and Related Matters Law 41(I)/2007, once a shareholder acquires at least 90% of the voting rights of a company, the shareholder is permitted to acquire all the remaining securities in a squeeze-out transaction. After receiving the relevant approvals from the Cyprus Securities and Exchange Commission, our controlling shareholder bought the remaining shares of Camposol Holdings Plc at a price of 25 Norwegian Krone per share, the minimum statutory price.

Under Cyprus law, the plaintiffs had the right to challenge the fairness of the consideration received in court and filed such a suit in late 2014. On January 1, 2015, plaintiffs filed a Statement of Claims with the District

Court of Limassol asking for damages of 59,216, 970 Norwegian Krone (approximately U.S.$7.5 million) and any amount the court considers a fair amount per share that is over the 25 Norwegian Krone per share paid by our controlling shareholder in the squeeze-out transaction. Plaintiffs contend that the fair value of the shares at the time of the squeeze-out should have been 208 Norwegian Krone per share. The plaintiff’s sole remedy in the action is monetary in nature. A hearing with regard to this matter is schedule for December 18, 2017.

We cannot assure you that our controlling shareholder will be successful in defending the litigation or that it will not be ordered to pay monetary damages. Should our controlling shareholder not pay the monetary damages awarded, if any, the plaintiffs in the action could seek as part of an attachment of property of our controlling shareholder, including the Ordinary Shares it owns and intends to sell in this Offering.

Risks Related to Bahamian Law

Upon completing our re-domiciliation process, we will continue our existence as a Bahamian international business company limited by shares, and our shareholders may be subject to the uncertainties of a foreign legal system in protecting their interests.

Upon completing the re-domiciliation, our corporate affairs will be governed by our articles of continuation, Second Amended and Restated Memorandum and Articles of Association and by the corporate laws of The Bahamas applicable to international business companies, including, without limitation the IBCA. We will also be required to comply with the securities laws of The Bahamas including, the Securities Industry Act, 2011 (the “SIA) and the Securities Industry Regulations, 2012 (the “SIR”).

The corporate laws of The Bahamas may differ in material respects from the corporate laws in U.S. jurisdictions. Thus, our shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation organized in a U.S. jurisdiction. It is unlikely that Bahamian courts would entertain original actions against Bahamian companies predicated solely upon U.S. federal securities laws. The Bahamian courts may apply any rule of Bahamian law which is mandatory irrespective of the governing law and may refuse to apply a rule of such governing law of the relevant documents, if it is manifestly incompatible with the public policy of The Bahamas. Furthermore, judgments obtained in the U.S. courts are not directly enforceable in The Bahamas. Rather, a lawsuit must be brought in The Bahamas on any such judgment. The courts of The Bahamas would recognize a U.S. judgment as a valid judgment, and permit the same to found the basis of a fresh action in The Bahamas and should give a judgment based thereon without there being a re-trial or reconsideration of the merits of the case provided that (i) the courts in the United States had proper jurisdiction under Bahamian conflict of law rules over the parties subject to such judgment, (ii) the judgment is for a debt or definite sum of money other than a sum payable in respect of taxes or charges of a like nature or in respect of a fine or penalty, (iii) the U.S. courts did not contravene the rules of natural justice of The Bahamas, (iv) the judgment was not obtained by fraud on the part of the party in whose favor the judgment was given or of the Court pronouncing it, (v) the enforcement of such judgment would not be contrary to the public policy of The Bahamas, (vi) the correct procedures under the laws of The Bahamas are duly complied with, (vi) the judgment is not inconsistent with a prior Bahamian judgment in respect of the same matter and (vii) enforcement proceedings are instituted within six years after the date of such judgment.

We intend to apply for an exemption from the Prospectus Filing Requirement. However, there is no guarantee that the application for an exemption will be approved. If we are not successful, the Company will be required to comply with the requirements under the SIA and the SIR applicable to public issuers including among others, filing, disclosure and reporting requirements in addition to the requirements arising from the Company’s listing on the NYSE and the BVL and amendments may be required to this prospectus if required by the SCB.

There are no statutory preemption rights under Bahamian law.

Shareholders are entitled to the payment of the fair value of their shares upon dissenting from certain corporate actions including (i) a merger, unless the Company is the surviving company to the merger and the shareholder continues to hold the same or similar shares, (ii) a consolidation or (iii) a sale, transfer, lease, exchange or other disposition of more than 50% of the assets or business of the company, if not made in the regular course of business carried out by the Company. The procedure for the exercise of the right to dissent is set out in section 83 of the IBCA.”.

EXCHANGE RATES

Peruvian Sol/U.S. Dollar

There have been no exchange controls in Peru since 1991, and since that time foreign exchange transactions have been based on free market exchange rates. However, during the previous two decades the Peruvian currency had experienced a significant number of large appreciations and depreciations. Therefore, the Peruvian Central Bank is used to intervene to stabilize the currency, generating a managed float. Investors are allowed to purchase foreign currency at free market exchange rates through any authorized institution of the Peruvian banking system.

The following table shows, for the periods indicated, certain information regarding the exchange rates for U.S. dollars expressed in nominal soles per U.S. dollar. The Federal Reserve Bank of New York does not report a noon buying rate for soles.

	Low(1)	High(1)	Period Average(2)	Period End
Year:
2012	2.550	2.709	2.639	2.550
2013	2.540	2.820	2.702	2.795
2014	2.761	2.988	2.839	2.986
2015	2.982	3.411	3.186	3.411
2016	3.249	3.537	3.375	3.356
2017
January	3.277	3.392	3.340	3.285
February	3.242	3.292	3.260	3.261
March	3.242	3.295	3.264	3.248
April	3.242	3.253	3.248	3.244
May	3.248	3.287	3.273	3.271
June	3.253	3.277	3.268	3.253
July	3.240	3.262	3.249	3.241
August	3.236	3.249	3.241	3.241
September (through September 22nd)	3.231	3.248	3.239	3.243

(1)	Exchange rates are actual high/low, on a day-by-day basis, for each period.
(2)	Calculated as the average of daily exchange rates over the relevant period.

Source: Superintendencia de Banca, Seguros y AFP.

Euro/U.S. dollar

A material portion of our sales are made to customers in Europe, with such sales being made in euros. Because our functional currency is the U.S. dollar, our financial results are affected by the exchange rate between the euro and the U.S. dollar. The table below shows, for the periods indicated, certain information regarding the exchange rates for U.S. dollars expressed in U.S. dollars per euro.

	Low(1)	High(1)	Period Average(2)	Period End
Year:
2012	1.206	1.346	1.286	1.319
2013	1.277	1.382	1.328	1.378
2014	1.210	1.393	1.330	1.210
2015	1.052	1.202	1.110	1.086
2016	1.038	1.152	1.107	1.055
2017
January	1.042	1.079	1.063	1.079
February	1.055	1.080	1.065	1.062
March	1.051	1.088	1.069	1.070
April	1.061	1.094	1.071	1.090
May	1.087	1.124	1.105	1.124
June	1.112	1.142	1.123	1.141
July	1.134	1.183	1.153	1.183
August	1.170	1.203	1.181	1.189
September (through September 15th)	1.188	1.204	1.195	1.196

(1)	Exchange rates are actual high/low, on a day-by-day basis, for each period.
(2)	Calculated as the average of daily exchange rates over the relevant period.

Source: Board of Governors of the Federal Reserve System.

USE OF PROCEEDS

We estimate that the net proceeds from this Offering will be approximately $         million, based upon an assumed initial public offering price of $         per ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional Ordinary Shares from us in full, we estimate that the net proceeds will be approximately $         million after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We will not receive any proceeds from the sale of the Ordinary Shares by the Selling Shareholders.

A $1.00 increase or decrease in the assumed initial public offering price of $         per ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this Offering by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease in the number of Ordinary Shares offered by us would increase or decrease the net proceeds to us from this Offering by approximately $         million, assuming the assumed initial public offering price remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The proceeds will be used to finance our expansion plan. More specifically, around 40% will be invested in planting of additional hectares for blueberries and acquiring new land for avocado, an additional 40% in expanding our intensive shrimp operations, and around 20% in expanding productive capacity in other fresh foods such as tangerines and grapes, as well as in other general corporate purposes.

DIVIDEND POLICY

We may only pay out dividends of the profits as shown in our adopted annual IFRS accounts. Under Cyprus law, we are not allowed to make distributions if the distribution would reduce our net assets below the total sum of the issued share capital and the reserves which we must maintain under Cyprus law and our Amended and Restated Articles of Association.

Our Board of Directors has adopted a policy of considering paying regular and special cash dividends. We have not declared nor paid dividends to our shareholders in the past. The declaration of dividends by us is subject to the discretion of the Board of Directors. Any future determination regarding the declaration of dividends will depend on a range of factors, including the availability of distributable profits, our liquidity and financial position, restrictions imposed by our financing arrangements, tax considerations, planned acquisitions and other relevant factors.

Moreover, for so long as the Senior Secured Notes due 2021 of Camposol S.A. are outstanding, we have limitations on declaring or paying dividends other than dividends payable in Ordinary Shares or in options, warrants or other rights to acquire shares of our capital stock if certain conditions are not met, including among other, conditions relating to our indebtedness, net income and whether a default under the Senior Secured Notes due 2021 has occurred. The Senior Secured Notes due 2021 mature on July 15, 2021.

Upon the re-domiciliation to The Bahamas, we will only be able to declare dividends if the Board of Directors is satisfied that immediately after the payment of the dividend (i) we will be able to satisfy our liabilities as they become due in the ordinary course of business and (ii) our realizable value of the assets of will not be less than the sum of our total liabilities, other than deferred taxes, as shown in its books of account and its issued and outstanding share capital. Following the re-domiciliation, the Second Amended and Restated Memorandum and Articles will provide that dividends may be declared and paid by a resolution of the shareholders in an amount which does not exceed what is recommended by the Board of Directors.

As a holding company, the level of our income and our ability to pay dividends depend primarily upon the receipt of dividends and other distributions from our subsidiaries. The payment of dividends by our subsidiaries is contingent upon the sufficiency of their earnings, cash flows, regulatory capital requirements and distributable profits.

To the extent that we declare and pay dividends, holders of Ordinary Shares on the relevant record date will be entitled to receive dividends payable in respect of Ordinary Shares.

CAPITALIZATION

The following table indicates our capitalization, cash and cash equivalents, short-term investments and long-term debt at December 31, 2016:

•	on an actual basis;

•	on a as adjusted basis to give effect to our issuance and sale of Ordinary Shares in this Offering at an assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The as adjusted information below is illustrative only, and our cash, cash equivalents and consolidated capitalization following the completion of this Offering will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing. You should read this table together with “Selected Consolidated Financial and other Data” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Actual, as of December 31, 2016	As Adjusted, as of December 31, 2016
	(In thousands of U.S. dollars)
Cash and cash equivalents	84,700

Long-term debt(1)	155,430
Current portion of long term debt	62,761
Bank loans(2)	40,850

Total debt(3)	259,041
Shareholders’ equity:
Ordinary Shares, par value €0.01 (U.S.$0.011) per share—40,000,000 shares authorized at December 31, 2016; 32,925,197 shares issued and outstanding at December 31, 2016	513
Share premium	217,312
Treasury share reserves	825
Retained earnings	33,980
Non-controlling interest	7,468

Total shareholder’s equity	260,098

Total capitalization	519,139

(1)	Includes (i) $147,490,000 of Camposol S.A.’s 10.5% Senior Secured Notes due 2021 (ii) $3,885 of financial leases related to real property and (iii) $46,947,000 of Camposol S.A.’s 9.875% Senior Notes due 2017 (“Senior Notes due 2017”). See Note 19 to the consolidated financial statements included elsewhere in the prospectus.
(2)	Bank loans are promissory notes with maturities of up to 90 days, which were obtained for working capital purposes. See Note 23 to the consolidated financial statements included elsewhere in the prospectus.
(3)	All our debt, other than the Senior Notes due 2017, is secured.

DILUTION

If you invest in the Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Ordinary Shares and our net tangible book value per Ordinary Shares after this Offering. Dilution results from the fact that the initial public offering price per ordinary share underlying our Ordinary Shares is substantially in excess of the net tangible book value per ordinary share. Our net tangible book value as of             , 2017 was approximately million (U.S.$     million), or     per ordinary share (U.S.$     ). Net tangible book value per ordinary share represents the amount of total assets, excluding intangible assets and goodwill, minus the amount of total liabilities, divided by the total number of Ordinary Shares outstanding at the end of the period.

Without taking into account any other changes in such net tangible book value after             , 2017, other than to give effect to our issuance and sale of             Ordinary Shares in this Offering, based upon an assumed initial public offering price of U.S.$             per Ordinary Shares, which is the midpoint of the range set forth on the cover page of this prospectus, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us, as adjusted net tangible book value as of         , 2017 would have been U.S.$         per outstanding ordinary share, or U.S.$             per ordinary share. This represents an immediate increase (decrease) in net tangible book value of U.S.$         or     % per ordinary share to our existing shareholders and an immediate dilution in net tangible book value of U.S.$         or     % per ordinary share to new investors of Ordinary Shares in this Offering. Dilution is determined by subtracting net tangible book value per ordinary share immediately upon the completion of this Offering from the assumed initial public offering price per ordinary share.

We and the Selling Shareholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to         additional Ordinary Shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional Ordinary Shares proportionate to that underwriter’s initial amount reflected in the above table.

The following table illustrates such dilution, assuming either no exercise or full exercise of the underwriters’ over-allotment option:

	No Exercise		Full Exercise
	SOL	U.S.$	SOL	U.S.$
Assumed initial public offering price per ordinary share
Net tangible book value per ordinary share as of , 2017
Amount of dilution in net tangible book value per ordinary share to new investors in the offering
Amount of dilution in net tangible book value per Ordinary Shares to new investors in the Offering

A U.S.$1.00 change in the assumed initial public offering price of U.S.$             per ordinary share would, in the case of an increase,                 and, in the case of a decrease,                 our the dilution per ordinary share and per shares to new investors in this Offering by U.S.$             per ordinary share and U.S.$             per Ordinary Shares, assuming no change to the number of Ordinary Shares offered by the Selling Shareholders as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. Our net tangible book value following the completion of this Offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following operating and financial review together with our consolidated financial statements and related notes included elsewhere in this prospectus. Certain statements in this section are “forward-looking statements” and are subject to risks and uncertainties, which may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Please see “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for more information.

The following discussion and analysis should be read together with our audited consolidated financial information.

Overview

We are among the largest growers and suppliers of fresh and healthy food products in Peru in terms of revenue and land ownership. Our operations are vertically integrated, providing us with control over our entire value chain: fields, packing facilities, sales and distribution channels. Our 20-year track record of success introducing and scaling new products in the demanding European Union and United States markets, mainly through world-class retailers (such as Walmart and Costco, among others), is sustained by our recognized value proposition: high consistency, superior quality and full traceability. Moreover, our sustainable production practices foster socially-responsible and environmentally-friendly practices. Our main products are fresh blueberries, avocados and other products (tangerines, mangoes, grapes and peppers), and we also are the largest shrimp producer and exporter in Peru. Our value proposition is mainly supported by our ability to provide consistency, quality and full traceability to our clients, mainly through our international commercial arm.

Our Business

We are comprised of two main business units: Fresh Produce, focused on fresh fruit and vegetable production, and Aquaculture, which engages in seafood production. Our four reported segments are composed of three segments, blueberries, avocado and seafood, which are our most relevant products and a fourth segment grouped as “other” which includes mainly tangerines, mangoes, grapes and peppers. These business units are supported by our international commercial platform. The following table shows 2016 revenue by segment excluding discontinued operations and unallocated revenues.

	Revenue (in millions of U.S.$)	% of Total
Blueberries	100.2	36.9%
Avocados	53.4	19.7%
Seafood	70.2	25.9%
Other(1)	47.5	17.5%

Total	271.2	100%

(1)	Includes tangerines, mangoes, grapes and peppers

The following table is a reconciliation of the revenue from continuing operations of our reportable segments with the consolidated total revenue from continuing operations:

	2016	2015
	(in thousands of U.S. dollars)
Total revenue of reportable segments	271,242	227,360
Unallocated revenue	5,449	9,277

Total revenue from continuing operations	276,691	236,637

Fresh Produce

We produce fresh fruits under the Camposol subsidiary brand, mainly blueberries and avocados, along with other products such as tangerines, mangoes, grapes and peppers. We do not source from third parties to gain volume and most of our sales come from our own fields thus making us the largest independent producer of blueberries in Peru as measured by the 10,943 metric tons sold in 2016. We are also the largest Peruvian exporter to the United States of Hass avocados, having sold 9,525 metric tons in the United States market in 2016.

We believe the strategic locations of our fields translates into more favorable prices, because we are able to produce year-round and hence supply fruits when supplies are low and prices are high in North America, Europe and China. We also believe the location of our fields makes us less susceptible to extreme weather, due to a moderate dry climate and stable temperatures throughout the year. Additionally, our proximity to the Equator provides longer daylight hours, which also positively affects productivity.

We have fully integrated our value chain, all the way from farming to commercialization and logistics, which allows us to consistently provide high-quality products that are fully traceable to top retailers and wholesalers in our markets. As of March 31, 2017, we had over 9,000 gross planted hectares of land. In addition to our planted hectares, we own and operate a 35,000 square meter production facility in close proximity to our fields, which includes two fresh-packing facilities, two freezing facilities and a laboratory for molecular and microbial biotechnology research. We operate through commercial offices in the United States, the Netherlands and China with a network of distribution centers throughout our markets.

We rely on our strong focus on R&D. Over time, this R&D has identified, tested and developed each new product in our portfolio, including our blueberry, avocado and tangerine products. The R&D process starts with testing adaptability to our field conditions and ends with reaching high-scale production. We are also focused on biological pest control to minimize the use of pesticides, which we believe makes our products healthier and more appealing for health-conscious customers.

Aquaculture

We are the largest vertically-integrated producer of shrimp in Peru, in terms of volume and hectares, producing 8,286 metric tons during 2016 with a total 1,336 hectares of ponds, 930 of those operational at 2016 year end. Our aquaculture operations are located in a region with favorable conditions for shrimp farming due to our proximity to clean ocean water, far from cities and heavy industry. We also own and operate a hatchery and three freezing facilities in Tumbes, Peru dedicated to the Aquaculture business and a fourth in Piura (Paita), Peru for our wild catch business.

Over the past six years, we have been developing an expertise in breeding and farming shrimp in intensive farming methods, which has improved the yield from 5 metric tons per hectare/year to a target of more than 100 metric tons per hectare/year. During the last two years, we have gradually been converting our open ponds to intensive ponds, with the objective of becoming a leading global player in this business. We have also mitigated biological risk by using SPF (specific pathogen free) larvae from our own hatchery.

Marketing

Our commercial office team maintains relationships with retailers and supermarkets worldwide and provides them with the consistency in supply and the quality that they require. We focus on major retailers in the United States and European Union markets, including Costco, Walmart, Publix, Sam’s Club, EDEKA and Kaufland, among others. Our customers demand high standards, which we have been able to meet. For example, during 2016 we successfully underwent 90 audits from different retailers. We were recognized with the 2016 Supplier of the Year Award in the Produce Category by Walmart. Through the continued development of our commercial offices, we are focused on developing and pursuing direct commercial relationships with retailers and supermarkets and as a result, in 2016, we sold approximately 76% of our blueberries and 41% of our avocados directly to retailers.

Moreover, we are focusing on boosting our brand recognition among consumers; an initial effort to achieve this is our “The Berry that Cares” branding campaign, launched this year. With this campaign we aim to express our value proposition to our end consumer and highlight our focus on millennials and health and environmentally-conscious consumers. The campaign’s objective is to emphasize four key elements present during our production cycle: our consumers, our field laborers, our community and our environmental impact.

Principal factors affecting our results of operations and financial condition

The primary factors affecting our results of operations include the following:

The maturity of our crops and resulting yields. The productive curve of a plant, determined as volume of harvested product per hectare (MT/Ha) in a year, depends on the plant’s age. This curve starts low and increases as plants reach peak years, during which period the curve remains flat before declining during old age. The productive curve varies by crop. As a result, our production increases as new investments approach their period of maximum yields and decreases when they pass that point. Because the cost of maintaining a plant remains fairly stable during its lifetime, costs per unit decrease sharply as yields increase. In Peru, avocado plants typically take three years to grow and begin production, and another three years to mature and achieve peak stable yields. By December 31, 2016, 81% of our avocado plants entered their fully-productive stage. Internal studies, undertaken by our agricultural operations management and by our Fresh Produce business unit, indicate that blueberry plants take 1.5 years to grow and begin production and two years to mature and achieve normalized yields. By December 31, 2016, 27% of our blueberry plants entered their fully-productive stage. However, our practices include replanting with genetically improved trees and bushes as well as continuously testing new species to substitute maturing crops, as the case may be, to mitigate this risk.

The phases of maturity for the segment by year are as follows (in hectares):

	2016				2015
Segment	Unproductive	Medium Yield	High Yield	Total	Unproductive	Medium Yield	High Yield	Total
Blueberries	791	278	391	1,460	776	70	204	1,050
Avocados	107	391	2,155	2,653	10	1,448	1,197	2,655
Other(1)	189	33	784	1,006	94	56	771	921

Total	1,087	702	3,330	5,119	881	1,574	2,172	4,627

(1)	Includes tangerines, mangoes, grapes and peppers.

The effects of supply and demand on the prices of our products. Our results of operations depend substantially on the market prices of the products we sell. Our main export competitors are primarily based outside of Peru. For example, we compete with Californian and Mexican exporters in the fresh avocado market in the United States and South African exporters in the European market, as well as with Ecuadorian and Asian producers in the shrimp business. Due to the global nature of our business, any event that has a positive or negative effect on production levels in a competitor’s home country may have the opposite effect on our sales and profitability. For example, adverse climatic conditions in South Africa would reduce the amount of fresh avocados available for Europe and increase the price at which we sell our fruit in this market, or vice versa. Also, a significant increase or decrease in shrimp yields in Ecuador can impact the global prices of shrimp. Furthermore, shifts in consumer demand for certain products can affect our results. Hence, in 2015 we decided to work directly with retailers to achieve more stable export prices as well as to better understand consumers and thus adapt our value proposition to new trends. Working with retailers leads to stable export prices by establishing commercial programs and reducing exposure to spot market prices. Today, more than half of our sales are directly to retailers.

The percentages of sales from our channels are as follows:

	2016	2015
Direct	50%	46%
Importers	50%	54%

Free trade agreements, the lifting of import barriers and access to our principal export markets. We derive revenues from the export of our products to several countries around the world. Our results have benefited significantly in recent years from the execution by Peru of free trade agreements with the United States, the European Union and China. Furthermore, China granted phytosanitary clearance to Peruvian Hass avocados, which allowed Peruvian exports to enter the country beginning in 2016. Even though China is currently a small market for avocados—mainly imported from Mexico—it has shown significant growth from 2010 to 2015, according to a market study undertaken by Peru’s Ministry of Agriculture and Irrigation (Ministerio de Agricultura y Riego or “MINAGRI”).

The imports of avocado into China are as follows:

Metric Tons	2010	2011	2012	2013	2014	2014*	2015*
Total	2	32	154	1,498	4,066	1,669	5,638
Mexico	2	32	154	1,498	3,966	1,669	5,541
Chile	—	—	—	—	100	—	97

Source: China’s Customs. Elaboration: DGPA-DEEIA

*	From January to June

Moreover, avocados are becoming a common product on restaurant menus and at juice bars in China. Thus, per-capita consumption of avocados in China may grow in future years, which would turn China into an important third market for Peruvian exports, along with the United States and Europe. To be in a position to take advantage of this potential opportunity, we opened a new commercial office in Shanghai in August 2017. A free trade agreement is being negotiated between Peru and China which, if successfully concluded, we believe would have a positive effect on our seafood segment.

Seasonality. Agriculture is inherently seasonal in nature. Each of our products is subject to its own pattern of growth, planting and harvesting cycles. For example, while avocados are typically harvested in April through September, we typically harvest blueberries in the specific commercial windows that take place during the months of August to December. We maintain a strategically-diversified mix of export products that are characterized by varying harvest seasons, largely to mitigate risks associated with seasonality. In this respect, in 2016, approximately 20% of our revenues were generated during the first quarter, 18% during the second quarter, 26% during the third quarter and 37% during the fourth quarter. In future years, as our products reach peak yields and our shrimp business consolidates, we expect that the seasonality of our revenues will decrease.

Revenue by segment by quarter during 2015 and 2016 are as follows (in thousands of U.S. dollars or in percentages where indicated) (excluding unallocated revenue):

	Q1		Q2		Q3		Q4		Total		Participation
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Blueberries	17,106	4,130	5,146	2,015	15,031	5,635	62,919	36,313	100,202	48,093	36.9%	21%
Avocados	1,237	1,992	20,889	19,351	29,790	31,504	1,497	831	53,413	53,678	19.7%	24%
Seafood	18,002	18,424	16,695	13,452	17,987	13,744	17,489	11,536	70,173	57,156	25.9%	25%
Other	17,532	27,292	5,039	10,114	7,872	8,809	17,011	22,218	47,454	68,433	17.5%	30%

Total	53,877	51,838	47,769	44,932	70,680	59,692	98,916	70,898	271,242	227,360	100%	100%

(1)	Includes tangerines, mangoes, grapes and peppers.

The following table is a reconciliation of the revenue from continuing operations of our reportable segments with the consolidated total revenue from continuing operations:

	2016	2015
	(in thousands of U.S. dollars)
Total revenue of reportable segments	271,242	227,360
Unallocated revenue	5,449	9,277

Total revenue from continuing operations	276,691	236,637

Economic situation globally, and in particular in our main export markets. Our business and results of operations are directly affected by developments in the global economy. Europe and the United States have been our primary export markets, while the Chinese market, with the recent opening of China to blueberries and avocados, will be an interesting alternative destination for our products. The portion of our total exports directed to the Americas (primarily the United States) and Europe has been balanced. Our total sales to Europe in 2015 and 2016 represented 48% and 36% of our total sales, respectively. Sales to North America represented 36% and 47% of our total sales during 2015 and 2016, respectively. During 2015 and 2016, our sales to China represented approximately 6% of our sales, while our sales to other countries represented 10% and 13% during 2015 and 2016, respectively. Customer demand in these countries is directly tied to the prevailing economic situation. For us, it is important to have the flexibility to sell to and have the flexibility to switch between these markets, depending on the current market opportunity in each, to obtain better results.

Exchange rates between the U.S. dollar and the Peruvian sol, and the U.S. dollar and the euro. Notwithstanding that substantially all of our assets are located in Peru, our functional currency is the U.S. dollar, primarily as a result of our export driven business and because our primary revenues and costs are denominated in U.S. dollars. We buy and sell our products and services and obtain funding for our working-capital and investments mainly in U.S. dollars. In 2016, 26.7% of our production costs were related to labor, which are incurred in soles. As a result, our financial results are affected by exchange rate fluctuations between the U.S. dollar and the sol; the appreciation of the U.S. dollar against the sol benefits our financial results, while the depreciation of the U.S. dollar against the sol has a negative impact on our financial results. Furthermore, a material portion of our sales are made to customers in Europe, in euros, so our financial results are also affected by the U.S. dollar/euro exchange rate. See “Exchange Rates.”

Climate-related risk. Even though our operations are located in a region characterized by stable climatic conditions, high fluctuations, if any, may affect both the yields and the quality of our products. During the first quarter of 2017, Northern Peru was affected by a weather phenomenon called “El Niño Costero,” caused by a sudden and abnormal warming of Pacific waters off Peru and resulting in widespread flooding. Our own operations in the region and our revenues were not materially affected, notwithstanding the damage to the region’s logistical infrastructure, such as roads and bridges, in part because the main impact was in the month of March, at which time our blueberry and mango production was almost finished. Mangoes are harvested from December to March and blueberries, which can be harvested year round, are primarily harvested from September to December and secondarily from January to March.

Segment Information

We have two operating business units which represent different cash-generating business units. Our business units consist of Fresh Produce and Aquaculture. These two business units are conformed by four segments based on their relevance in terms of sales. These four segments are: Blueberries, Avocados, Seafood and Other (tangerines, mangoes, grapes and peppers).

The table below provides a breakdown of our revenues by business lines for the periods indicated excluding unallocated revenue (in thousands of U.S. dollars).

	For the year ended December 31,
	Blueberries		Avocados		Seafood		Other(1)		Total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Revenues	100,202	48,093	53,413	53,678	70,173	57,156	47,454	68,433	271,242	227,360

(1)	Includes tangerines, mangoes, grapes and peppers.

The following table is a reconciliation of the revenue from continuing operations of our reportable segments with the consolidated total revenue from continuing operations:

	2016	2015
	(in thousands of U.S. dollars)
Total revenue of reportable segments	271,242	227,360
Unallocated revenue	5,449	9,277

Total revenue from continuing operations	276,691	236,637

The table below provides a breakdown of our assets by business lines as of the dates indicated (in thousands of U.S. dollars).

2016 -	Blueberries	Avocados	Seafood	Other(1)	Total
Biological assets	39,209	14,636	9,005	5,213	68,063
Goodwill	0	0	95	0	95
Finished products	7,139	562	5,210	5,774	18,685
Property, plant and equipment	87,612	144,284	62,722	65,573	360,191

Total assets by segment	133,960	159,482	77,032	76,560	447,034

Area (Has)	1,460	2,653	1,003	1,006	6,122
Impairment of assets	0	10,973	0	0	10,973

2015 -	Blueberries	Avocados	Seafood	Other	Total
Biological assets	40,766	6,970	5,714	5,626	59,076
Goodwill	0	8,472	0	0	8,472
Finished products	1,879	2,141	8,686	6,717	19,423
Property, plant and equipment	52,907	174,997	82,298	56,377	366,579

Total assets by segment	95,552	192,580	96,698	68,720	453,550

Area (Has)	1,050	2,655	724	922	5,351
Impairment of assets	0	0	0	0	0

(1)	Includes tangerines, mangoes, grapes and peppers.

Results of Operations

The table below shows our results of operations, and including information such as a percentage of revenues, for the periods indicated.

	Year ended December 31,
	2016	% of 2016 Revenues	2015	% of 2015 Revenues
	(in thousands of U.S. dollars, except for percentages)
Continued operations
Revenue	276,691	100%	236,637	100%
Cost of sales:
Cost of sales	(157,625)	(57%)	(160,557)	(68%)
Depreciation of bearer plants	(19,578)	(7%)	(17,761)	(8%)
Impairment of fixed assets	(2,501)	(1%)	—	0%
Gross profit before adjustments for biological assets	96,987	35%	58,319	25%
Net gain arising from change in fair value of biological assets	7,624	3%	18,737	8%

Gross profit after adjustment for biological assets	104,611	38%	77,056	33%

Selling expenses	(27,582)	(10%)	(28,266)	(12%)
Administrative expenses	(26,610)	(10%)	(24,904)	(11%)
Other income	4,440	2%	9,152	4%
Other expenses	(17,782)	(6%)	(7,825)	(3%)
Net foreign exchange transaction losses	(2,455)	(1%)	(5,222)	(2%)

Operating profit (loss)	34,622	13%	19,991	8%

Share of profit of investments accounted for using the equity method	728	0%	253	0%
Financial income	174	0%	13	0%
Financial cost	(24,865)	(9%)	(24,969)	(11%)

Profit (loss) before income tax	10,659	4%	(4,712)	(2%)

Income tax expense	(8,802)	(3%)	(4,204)	(2%)

Profit (loss) for the year from continuing operations	1,857	1%	(8,916)	(4%)

Loss for the year from discontinued operations	(12,394)	(5%)	(16,387)	(7%)

Loss for the year	(10,537)	(4%)	(25,303)	(11%)

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenues

In 2016, our revenues were U.S.$276.7 million, which represented an increase of U.S.$40.1 million, or 16.9%, compared to revenues of U.S.$236.6 million in 2015. This increase was primarily a result of a U.S.$35.6 million increase in 2016 revenues from our Fresh Produce unit mainly due to a U.S.$52.1 million increase from blueberries net of a U.S.$21.0 million decrease from other, which includes tangerines, mangoes, grapes and peppers.

The table below provides a breakdown of our revenues by segment for the periods indicated excluding unallocated revenue (in thousands of U.S. dollars).

	For the year ended December 31,
	Blueberries		Avocados		Seafood		Other(1)		Total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Revenues	100,202	48,093	53,413	53,678	70,173	57,156	47,454	68,433	271,242	227,360

(1)	Includes tangerines, mangoes, grapes and peppers.

The following table is a reconciliation of the revenue from continuing operations of our reportable segments with the consolidated total revenue from continuing operations:

	2016	2015
	(in thousands of U.S. dollars)
Total revenue of reportable segments	271,242	227,360
Unallocated revenue	5,449	9,277

Total revenue from continuing operations	276,691	236,637

Blueberries

In 2016, revenues from our blueberries were U.S.$100.2 million, which represented an increase of U.S.$52.1 million, or 108.3%, from U.S.$48.1 million in 2015. In 2016, revenues from our blueberries represented 36.2% of total revenues, compared to 20.3% of our total revenues in 2015.

The increase in revenues from our blueberries in 2016 was primarily a result of the net effect of a 146.6% increase in volumes sold, from 4,436 net MT in 2015 to 10,941 net MT in 2016, due to increased production originated by the new 395 productive hectares; partially offset by a 15.5% decrease in average prices for blueberries in 2016, from U.S.$10.84 per net kg in 2015 to U.S.$9.16 per net kg in 2016, mainly due to climatic factors that caused Chile’s production to come to market earlier, during the same targeted window as our blueberries.

Avocados

In 2016, revenues from avocados were U.S.$53.4 million, which represented a decrease of U.S.$0.3 million, or 0.5%, from U.S.$53.7 million in 2015. In 2016, revenues from our avocados represented 19.3% of total revenues, compared to 22.7% of our total revenues in 2015. Fresh avocados are our principal avocado product, which in 2016 represented 85% of our total avocado sales.

The decrease in revenues from our avocado segment in 2016 was primarily a result of a:

•	15.9% decrease in volumes sold, from 27,274 net MT in 2015 to 22,947 net MT in 2016, due to a moderated El Niño phenomenon during 2016, which raised temperatures during months in which the plant required cold temperatures to secure its natural flowering process, partially offset by, an 18.3% increase in average prices for avocados in 2016, from U.S.$1.97 per net kg in 2015 to U.S.$2.33 per net kg in 2016, due to the implementation of our new commercial strategy which prioritized more profitable markets.

Seafood

In 2016, revenues from shrimp were U.S.$70.2 million, which represented an increase of U.S.$13.0 million, or 22.8%, from U.S.$57.2 million in 2015. In 2016, revenues from shrimp represented 25.4% of our total revenues, compared to 24.2% of our total revenues in 2015. Frozen shrimp is our principal seafood product.

The increase in revenues from our seafood line of business in 2016 was primarily a result of:

•	A 12.4% increase in average prices of shrimp driven by the market in 2016, from U.S.$7.25 per net kg in 2015 to U.S.$8.15 per net kg in 2016; and

•	A 12.2% increase in volumes sold, from 5,378 net MT in 2015 to 6,034 net MT in 2016.

Other

In 2016, revenues from our “other” segment, which is made up of tangerines, mangoes, grapes and peppers were U.S.$47.5 million, which represented a decrease of U.S.$21.0 million, or 30.7%, from U.S.$68.4 million in 2015. In 2016, revenues from “other” represented 17.2% of our total revenues, compared to 28.9% of our total revenues in 2015.

The decrease in revenues from our “other” segment in 2016 was primarily a result of a decrease of U.S.$17.0 million, or 80.3% of revenues associated to our sales of peppers, from U.S.$21.2 million in 2015 to U.S.$4.2 million in 2016, due to our decision to reduce efforts in this crop because of its low margins, which led to lower volumes of this product being sold.

Cost of Sales

In 2016, our cost of sales was U.S.$179.7 million, which represented an increase of U.S.$1.4 million, or 0.8%, compared with 2015’s cost of sales of U.S.$178.3 million, due to a higher volume sold of blueberries and seafood, as well as higher costs in the avocado segment, that increased total cost by U.S.$24.4 million, net of a U.S.$26.8 million decrease in costs from “Other” segment due to the reduction in volumes.

The tables below details cost of sales for the periods indicated:

2016 Cost of Sales	Blueberries	Avocados	Seafood	Other(1)	Total
Cost of sales	(29,543)	(26,344)	(61,761)	(34,623)	(152,271)
Depreciation of bearer plants	(4,828)	(11,831)	0	(2,919)	(19,578)
Impairment of fixed assets	0	(1,570)	0	(931)	(2,501)

Total	(34,371)	(39,745)	(61,761)	(38,473)	(174,350)

2015 Cost of Sales	Blueberries	Avocados	Seafood	Other(1)	Total
Cost of sales	(11,458)	(25,438)	(56,279)	(55,991)	(149,166)
Depreciation of bearer plants	(3,011)	(11,831)	0	(2,919)	(17,761)
Impairment of fixed assets	0	0	0	0	0

Total	(14,469)	(37,269)	(56,279)	(58,910)	(166,927)

(1)	Includes tangerines, mangoes, grapes and peppers.

The table below is a reconciliation of the cost of sales from continuing operations of our reportable segments with the consolidated cost of sales from continuing operations:

	2016	2015
	(in thousands of U.S. dollars)
Total cost of sales of reportable segments	174,350	166,927
Unallocated cost of sales	5,354	11,391

Total cost of sales from continuing operations	179,704	178,318

Blueberries

In 2016, cost of sales was U.S.$34.4 million, which represented an increase of U.S.$19.9 million, or 137.6%, from U.S.$14.5 million in 2015. This increase was primarily a result of a 146.6% increase in volumes sold, from 4,436 net MT in 2015 to 10,941 net MT in 2016, explained by the expansion in production capacity that grew by 395 hectares. In 2016, cost of sales from blueberries represented 19.1% of total cost of sales, compared to 8.2% in 2015.

Avocados

In 2016, cost of sales was U.S.$39.7 million, which represented an increase of U.S.$2.5 million, or 6.6%, from U.S.$37.3 million in 2015. This increase was primarily due to higher fertilizer amounts required to counteract the impact of warmer climatic conditions. In 2016, cost of sales from avocados represented 22.1% of total cost of sales, compared to 20.9% in 2015.

Seafood

In 2016, cost of sales was U.S.$61.8 million, which represented an increase of U.S.$5.5 million, or 9.7%, from U.S.$56.3 million in 2015. This increase was primarily a result of a 12.2% increase in volume in the sale of shrimp, from 5,378 net MT in 2015 to 6,034 net MT in 2016. In 2016, cost of sales from seafood represented 34.4% of total cost of sales, compared to 31.6% in 2015.

Other

In 2016, cost of sales from “Other” segment, which includes tangerines, mangoes, grapes and peppers, was U.S.$38.5 million, which represented a decrease of U.S.$20.4 million, or 34.7%, from U.S.$58.9 million in 2015. This decrease was primarily a result of our decision to reduce production in several categories that comprise this segment, such as artichokes and peppers, as a consequence of regular portfolio realignment with the company’s strategy, which led to lower volumes in the segment.

Gross Profit

In 2016, our gross profit was U.S.$97.0 million, which represented an increase of U.S.$38.7 million, or 66.3%, of our gross profit of U.S.$58.3 million in 2015. This resulted in a gross margin of 35.1% for 2016, compared to a gross margin of 24.6% in 2015, primarily due to an increase in gross margin in blueberries.

The table below sets forth Gross Profit and Gross Margin for the years 2016 and 2015:

	For the Year ended December 31,
	2016		2015
	Gross Profit	Gross Margin	Gross Profit	Gross Margin
	(in thousands of U.S. dollars, except percentages)
Blueberries	65,831	65.7%	33,624	69.9%
Avocados	13,668	25.6%	16,409	30.6%
Seafood	8,412	12.0%	877	1.5%
Other(1)	8,981	18.9%	9,523	13.9%

Total	96,892	35.7%	60,433	26.6%

(1)	Includes tangerines, mangoes, grapes and peppers.

The table below is a reconciliation of the gross profit from continuing operations of our reportable segments with the consolidated gross profit from continuing operations:

	2016	2015
	(in thousands of U.S. dollars)
Total gross profit of reportable segments	96,892	60,433
Unallocated gross profit	95	(2,114)

Total gross profit from continuing operations	96,987	58,319

Blueberries

In 2016, the gross profit for blueberries was U.S.$65.8 million, which represented an increase of U.S.$32.2 million, or 95.8%, over the gross profit of U.S.$33.6 million from 2015. This resulted in a gross margin of 65.7% for blueberries in 2016, compared to a gross margin of 69.9% in 2015. The decrease is mainly explained by climatic factors which resulted in Chile’s production going to market earlier, which had the effect of driving down prices.

Avocados

In 2016, the gross profit for avocados was U.S.$13.7 million, which represented a decrease of U.S.$2.7 million, or 16.7%, over the gross profit of U.S.$16.4 million from avocados in 2015. This resulted in a gross margin of 25.6% for avocados in 2016, compared to a gross margin of 30.6% in 2015, primarily as a result of a lower production yield due to higher temperatures in 2016, notwithstanding a higher average price.

Seafood

In 2016, the gross profit for seafood was U.S.$8.4 million, which represented an increase of U.S.$7.5 million compared to the gross profit of U.S.$0.9 million in 2015 due in part to the consolidation of our acquisition of three smaller Peruvian companies in our industry. This resulted in a gross margin of 12.0% in 2016, compared to a gross margin of 1.5% in 2015, primarily as a result of the higher volume of shrimp and higher prices.

Other

In 2016, the gross profit for “other” was U.S.$9.0 million, as compared to a gross profit of U.S.$9.5 million in 2015. This resulted in a gross margin of 18.9% in 2016, compared to a gross margin of 13.9% in 2015. This result is primarily due to the better results of the grape crop, as compared to previous periods.

Net gain (loss) arising from change in fair value of biological assets

We recognize in our results the effects of adjustments originated by income for biological assets, which correspond to changes in fair value of our products and shrimp made as of the reporting date. Biological assets of blueberries, avocados, seafood and other fruits and vegetables, such as tangerines, mangoes, grapes and peppers are stated at their fair value less cost of sales. See “—Critical Accounting Policies—Biological Assets.”

In 2016, our net adjustment from change in fair value of biological assets was U.S.$7.6 million, which represented a decrease of U.S.$11.1 million, or 59.3%, over our net adjustment from change in fair value of biological assets of U.S.$18.7 million in 2015. This decrease is due primarily to the fact that the increase in planted blueberry hectares was higher in 2015 than in 2016.

Selling Expenses

The table below sets forth our selling expenses for the periods indicated.

	For the Year ended December 31,
	2016	% of 2016 Revenues	2015	% of 2015 Revenues
	(in thousands of U.S. dollars, except percentages)
Freight	12,675	4.6%	13,643	4.8%
Custom duties	5,512	2.0%	5,531	2.3%
Personnel expenses	3,586	1.3%	4,003	1.7%
Selling commissions	745	0.3%	389	0.2%
Analysis and quality control	468	0.2%	545	0.2%
Consulting services	713	0.3%	879	0.4%
Travel and business expenses	774	0.3%	931	0.4%
Insurance	1,913	0.7%	1,119	0.5%
Subscriptions to associations	256	0.1%	240	0.1%
Other expenses	940	0.3%	986	0.4%

Total selling expenses	27,582	10.0%	28,266	11.9%

In 2016, our selling expenses were U.S.$27.6 million, which represented a decrease of U.S.$0.7 million, or 2.4%, from our selling expenses of U.S.$28.3 million in 2015. This decrease was primarily a result of a U.S.$1.0 million decrease in freight fees resulting from a renegotiation with our suppliers in consideration of higher volumes being exported, which was partially offset by the increase in insurance cost due to the increase in the number of exported containers of blueberries.

Administrative Expenses

The table below sets forth our administrative expenses for the periods indicated.

	For the Year ended December 31,
	2016	% of 2016 Revenues	2015	% of 2015 Revenues
	(in thousands of U.S. dollars, except percentages)
Personnel expenses	15,015	5.4%	11,832	5.0%
Professional fees	2,873	1.0%	2,517	1.1%
Statutory auditors’ remuneration	114	0.0%	56	0.0%
Audit services and others	336	0.1%	279	0.1%
Depreciation	633	0.2%	881	0.4%
Travel and business expenses	510	0.2%	768	0.3%
Transport and telecommunications	843	0.3%	923	0.4%
Directors’ remuneration	418	0.2%	394	0.2%
Renting of machinery and equipment	1,391	0.5%	2,428	1.0%
Amortization of computer software	712	0.3%	537	0.2%
Materials and supplies	634	0.2%	889	0.4%
Maintenance	623	0.2%	745	0.3%
Insurances	73	0.0%	233	0.1%
Utilities	93	0.0%	95	0.0%
Other taxes	110	0.0%	150	0.1%
Other expenses	2,232	0.8%	2,177	0.9%

	26,610	9.6%	24,904	10.5%

In 2016, our administrative expenses were U.S.$26.6 million, which represented an increase of U.S.$1.7 million, or 6.9%, from our administrative expenses of U.S.$24.9 million in 2015. This increase was primarily as a result of a U.S.$3.2 million increase in personnel expenses, mainly due to the provision of a bonus for the management team due to the achievement of goals in 2016, net of a U.S.$1.0 million decrease in leasing of machinery and equipment due to a better management of cost of services.

Other Income

In 2016, our other income was U.S.$4.4 million, which represented a decrease of U.S.$4.7 million, or 51.5%, compared to U.S.$9.2 million in 2015. This decrease was primarily due to a U.S.$6.7 million increase in 2015 in the sale of property, plant and equipment mainly related with the preserved products business that was discontinued, which resulted in unusually high other income for that year.

Other Expenses

In 2016, our other expenses were U.S.$17.8 million, which represented an increase of U.S.$10.0 million, or 127.2%, over our other expenses of U.S.$7.8 million in 2015. This increase was primarily as a result of the avocado goodwill impairment of U.S.$8.5 million as a result of unexpected climatic conditions which reduced and delayed the production as well as increased maintenance costs for bearer plants during the year.

Operating Profit

In 2016 our operating profit was U.S.$34.6 million, which represented an increase of U.S.$14.6 million compared to U.S.$20.0 million in 2015.

Share of Profit of Investments Accounted for Using the Equity Method

In 2016, our share of profit of investments accounted for using the equity method was U.S.$0.7 million, which represented an increase of U.S.$0.5 million, or 187.7%, over our share of profit of such investments of U.S.$0.3 million in 2015. This corresponds to the results of Empacadora de Frutos Tropicales S.A., which is the company that packs our grapes and mangoes, and in which we have a 40% stake as its largest shareholder.

Financial Cost

In 2016, our financial expenses were U.S.$24.9 million, which represented a decrease of U.S.$0.1 million, or 0.4%, compared to U.S.$25.0 million in 2015. There is no major variation in our finance expenses, as our levels of long-term debt remained constant between 2016 and 2015.

Net Foreign Exchange Transaction Losses

In 2016, our net foreign exchange transaction losses were U.S.$2.5 million, which represented a decrease of U.S.$2.8 million, or 53.0%, compared to our net foreign exchange transaction losses of U.S.$5.2 million in 2015. These losses were primarily as a result of the fluctuation of foreign currency in 2015. Our exchange differences are mainly explained by the change in the value of our accounts receivable in euros when converted to our functional currency, which is the U.S. dollar. This decrease was mainly due to a devaluation of the euro/U.S. dollar exchange rate in 2016.

Income Tax Expense

The effective tax rates for continuing operations were 83% in 2016 and 89% in 2015. In 2016, we recognized profit before tax and tax expense, but recognized a loss before tax and tax expense in 2015. This was driven by a number of factors including that income taxes to be paid are determined in local currency in Peru, rather than our functional currency of U.S. dollars, which results in non taxable currency adjustments between book and tax, tax rates that are different by tax jurisdictions and items not subject to tax. In 2015, we recognized a tax expense of U.S.$2.5 million from the expiration of deferred tax loss carryforwards previously recognized as assets. In 2016, we recognized tax expense from changes in tax rates of U.S.$2.7 million.

Loss for the Year

As a result of the foregoing, in 2016 our loss for the year was U.S.$10.5 million, which represented a decrease of U.S.$14.8 million compared to our loss of U.S.$25.3 million in 2015. This result is in part due to a loss in discontinued operations in 2016 of U.S.$12.4 million and in 2015 of U.S.$16.4 million. The Board decided to discontinue all of the operations of artichokes and asparagus in 2015 and 2016, respectively. By the end of 2016, we retired and ceased the production process and industrial activity of both products. Lands and other property, plant and equipment were transferred to other segments (mainly blueberries), and the personnel and management were retired.

Liquidity and Capital Resources

As of December 31, 2016, Camposol’s cash position totaled U.S.$84.7 million, an increase of U.S.$58.1 million, compared to U.S.$26.6 million as of year-end 2015 cash balance, explained mainly by the positive result of Camposol’s S.A. 2016 blueberry campaign.

As of December 31, 2016 total debt amounted to U.S.$259.0 million, an increase of U.S.$8.1 million compared with year end 2015, mainly explained by a new midterm facility taken to complete the balance due of the senior unsecured notes that were due early 2017.

We have credit lines with major local financial institutions under terms that we believe are consistent with market practice.

In addition, the typical seasonality of our business is also reflected in our cash generation plans. We expect to stabilize this seasonality with increased volumes of our seafood segment as well as by the diversification of financing sources.

Cash Flow Information

The following table presents selected cash flow information for the periods indicated.

	Year ended December 31,
	2016	2015
	(in thousands of U.S.$)
Net cash provided by (used in)
Operating activities	70,523	32,287
Investing activities	(22,612)	(8,336)
Financing activities	10,142	(27,809)

Net change in cash	58,053	(3,858)
Beginning cash	26,647	30,505
Ending cash	84,700	26,647

Cash Flows from Operating Activities

In 2016, we generated U.S.$70.5 million from operations, compared to U.S.$32.3 million in 2015. This increase in cash flows from operating activities as compared to 2015 is due to the increase in the revenues resulting from our increased blueberry and shrimp sales.

Cash Flows from Investing Activities

In 2016, we used cash flow in net investing activities in an amount of U.S.$22.6 million, and mainly in the investment of the new planted areas of blueberries, in the plant and equipment supporting our growing blueberry operation and in the new intensive ponds for the seafood segment. In 2015, we used cash flow from investing activities in an amount of U.S.$8.3 million, mainly in the investment of the new planted areas of blueberries and grapes, and other investments related to shrimp.

Cash Flows from Financing Activities

Cash flow from financing activities in 2016 was U.S.$10.1 million, compared to negative cash flow of U.S.$27.8 million in 2015. This difference is mainly due to:

•	U.S.$15 million mid-term loan from a Peruvian bank to complete payment of the outstanding Senior Notes due 2017,

•	U.S.$28.2 million in regular working capital requirements,

•	U.S.$5 million in equity contribution made by the shareholders, and

•	U.S.$89 thousand distributed to the non-controlling interest (U.S.$188 thousands in 2015). The non-controlling interest is related to Marinazul S.A., Corporación Refrigerados Iny S.A. and Pesquera ABC S.A.C.

As of December 31, 2016, our total financial debt was U.S.$259.0 million, consisting of U.S.$218.2 million of long-term debt and U.S.$40.9 million of short-term debt. Camposol Holding PLC acts as the guarantor of this indebtedness, not as borrower or issuer.

The following tables sets forth our outstanding financial indebtedness at December 31, 2016:

	Principal Amount at December 31, 2016	Maturity
Bank loans(1)	U.S.$40.9 million	2016
Senior Notes due 2017(2)	U.S.$46.9 million	2017
Senior Notes due 2021(2)	U.S.$152.0 million	2021
Financial leases	U.S.$4.6 million	2019
Other borrowings	U.S.$14.9 million	2019

(1)	Includes short term debt.
(2)	U.S.$200 million aggregate principal amount of our 9.875% Senior Notes due 2017.

Camposol S.A.’s 10.50% Senior Secured Notes due 2021

In May 2017, Camposol S.A. exchanged U.S.$147.5 million (of a total of U.S.$200 million) of its 9.875% Senior Notes due 2017 in the international capital markets for a new issue of its 10.50% Senior Secured Notes due 2021. The remaining 9.875% Senior Notes due 2017, U.S.$52.5 million, which were not exchanged were paid in full at maturity, on February 2, 2017. All 10.50% Senior Secured Notes are secured by a collateral trust agreement encompassing certain of our main agricultural properties, biological assets and related equipment and installations, and also guaranteed by the parent company (and issuer of the shares subject of this prospectus), Camposol Holding PLC, and by our subsidiaries Marinazul S.A. and Campoinca S.A. Camposol S.A.’s 10.50% Senior Secured Notes due 2021 contain certain restrictive covenants, including limitations on our ability to incur additional indebtedness, pay dividends and make other restricted payments, issue subsidiary guarantees in respect of other indebtedness, incur liens securing other indebtedness and sell assets. As of December 31, 2016, and as of the date of this prospectus, the Company was in full compliance with its debt covenants.

Financial leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

We lease certain property, plant and equipment. Leases of property, plant and equipment where we have substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in long-term debt. The interest payments are charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Bank loans

As of August 31, 2017, our outstanding bank loans were as follows:

•	U.S.$3.2 million loan arranged by Scotiabank Perú S.A.A. (Peru), which will mature in a single installment on September 19, 2017. At August 31, 2017, the outstanding principal balance was U.S.$3.2 million, which accrued interest rate at a rate of 1.6%. This facility was secured by mortgages over several assets of the Company, including the Santa Julia, Ocoto Bajo and La Merced agricultural properties.

•	U.S.$5.0 million loan by Banco Santander Peru S.A., maturing in a single installment in October 2017. At August 31, 2017, the outstanding principal balance was U.S.$5.0 million, which accrued interest rate at a rate of 4.9%. This facility was secured by mortgages over certain properties of the Company, including the Paracas aquaculture property.

•	U.S.$15 million Mid-Term Loan with Banco Internacional del Peru S.A.A.—Interbank (“Mid-Term Loan”), which will mature and be payable in full on December 2019 through twelve quarterly installments. The use of proceeds of the Mid-Term Loan was for the repayment of Camposol S.A.’s Senior Notes due 2017 that were not otherwise exchanged for Camposol S.A.’s Senior Secured Notes due 2021. As of the date hereof, there are no outstanding Senior Notes due 2017. At June 2017, the outstanding principal balance of this loan was U.S.$12.7 million which accrues at a quarterly interest rate of 6.70%.

Financial Contractual Obligations and Commitments

The following tables present information relating to our financial contractual obligations, including interest payments, as of December 31, 2016:

Contractual Obligations		Payment Due by Period
		2017	2018-2019	2020-2021	>2022
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
		(in thousands of U.S.$) (Unaudited)
Long-term debt	213,784	59,976	8,079	145,729	0
Capital (Finance) Lease Obligations	4,407	2,786	1,621		0
Operating Lease Obligations	3,913	1,257	1,899	757	0
Total	222,104	64,019	11,599	146,486	0

Capital Expenditures

Since the acquisition of Camposol S.A. in 2007 by investors led by Dyer Coriat Holding (since renamed Generación del Pacífico Grupo S.L.), we have made substantial investments in diversifying crops, significantly growing planted areas of avocados, opening the U.S. market for Peruvian Hass avocados and table grapes. In addition, we also invest yearly in research and development, which includes costs associated with physical facilities, purchase of new equipment, new technologies and other expansion and improvement projects associated with our business.

During 2016, we invested a total of U.S.$27.7 million in capital expenditures, of which U.S.$16.0 million were invested in additional planting and maintenance of blueberries fields, U.S.$1.0 million in planting of grapes and U.S.$1.2 million in planting of tangerine; U.S.$5.8 million were invested in equipment and infrastructure; U.S.$2.5 million were invested in our shrimp business; and U.S.$1.2 million were destined to other purposes. These investments were financed with operating cash flow and capital contributions.

During 2015, we invested a total of U.S.$28.6 million in capital expenditures, of which U.S.$10.9 million were invested in additional planting and maintenance of blueberries fields, U.S.$1.5 million in planting of grapes and U.S.$0.5 million in planting of tangerine; U.S.$7.7 million were invested in equipment and infrastructure (U.S.$2.3 million in our processing plant, U.S.$ 3.3 million in administrative infrastructure and IT; and U.S.$2.1 million in our fields); and U.S.$8.0 million were invested in the shrimp business (U.S.$5.2 million for the conversion of intensive shrimp ponds and U.S.$2.8 million for the purchase of land). These investments were financed with operating cash flow and the sale of 302.6 Has to a real estate related company.

Our capital expenditure program for 2017 includes:

•	U.S.$6.8 million for the implementation of a 250 hectares blueberries expansion project,

•	U.S.$7.8 million for field maintenance (blueberries, tangerines, grapes and avocados),

•	U.S.$6.2 million for the implementation of a 100 hectares tangerines expansion project,

•	U.S.$15 million for seafood for the construction of new 40 hectares of intensive ponds,

•	U.S.$2 million for administrative investments and

•	U.S.$13.2 million for other field investments.

We may modify our capital expenditure program at any time to address, among others, changes in market conditions for our products, changes in general economic conditions in Peru, the United States, Europe or any other relevant country or region, changes in the prices of raw materials, interest rate changes, inflation and competitive conditions. Accordingly, our projected capital expenditures may not be actually made, or if made, the actual amount of such capital expenditures could be significantly greater or less than projected.

Quantitative and Qualitative Disclosure about Market Risk

In the normal course of our business, we are exposed to fruits and vegetables price and interest rate risks. The following discusses our exposure to these risks. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in the risk factors section of this prospectus. Uncertainties that are either non-financial or not quantifiable, such as political, economic, tax, other regulatory, or credit risks, are not included in the following assessment of our market risks. See Note 3 to the consolidated financial statements included elsewhere in the prospectus for additional information regarding our market risks.

Price Risk

We are exposed to the risk of fluctuations in the prices for our products, as international prices of fruits and vegetables are subject to changes. Although we seek to mitigate our exposure to price risk by selling a portion of our production from each season on a forward basis, the amount and terms of any such forward sales is subject to market risk and other commercial uncertainties, and we do not hedge the price at which our products are sold and as a result are fully exposed to the effects of changes in prevailing market prices of fruits and vegetables. A decline in the market price of fruits and vegetables would adversely impact our revenues, net income and cash flows and could have a material adverse effect on our ability to repay our debt and meet our other financial obligations.

As of December 31, 2016, we had U.S.$276.7 million in revenues, which were primarily composed of blueberries, avocado and seafood. Given these volumes and distribution of revenues, we estimate that a 10% increase/decrease in the average price, would generate a higher/lower pre-tax income of approximately U.S.$27.7 million, given all other variables remain constant.

Foreign Exchange Rate Risk

Our activities and borrowings in foreign currency expose us to the risk of fluctuations in U.S. dollar exchange rates. We seek to mitigate this risk partially by maintaining debt balances in foreign currency. Notwithstanding the fact that substantially all of our assets are located in Peru, our functional currency is the U.S. dollar, primarily as a result of our export driven business and the fact that our primary revenues and costs are denominated in U.S. dollars. We buy and sell our products and services and obtain funding for our working capital and investments mainly in U.S. dollars. We generally do not enter into derivative financial instruments to hedge our exposure to exchange rate risk.

During 2016, 26.6% of our production costs were related to labor, which are incurred in soles. As a result, our financial results are affected by exchange rate fluctuations between the U.S. dollar and the sol. Furthermore, a material portion of our sales are made to customers in Europe, with such sales being made in euros. As a result of our functional currency being the U.S. dollar, our financial results are affected by the exchange rate between the euro and the U.S. dollar. Future variations in exchange rates could have a significant impact on the portion of our costs denominated in soles or the portion of our sales denominated in euros, thus affecting our results of operations.

As of December 31, 2016, 72.6% of our collections were denominated in U.S. dollars, our functional currency, of the rest of the collections 9.6% was denominated in Soles and 17.8% in Euros. Given this exposure, we estimate that a 10% strengthening/weakening of the U.S dollar, against these currencies would generate an increased/decreased of approximately U.S.$9.4 million.

Interest Rate Risk

Our exposure to interest rate risk arises primarily from short-term borrowings. Borrowings issued at variable rates expose us to interest rate risk. As of December 31, 2016, our long-term debt contracts are set at a fixed interest rate. Our short-term debts are also set at a fixed interest rate during the life of the contracts but in the renovation of these contracts the interest rate could rise depending on the current market conditions. We do not enter into derivative financial instruments to hedge our exposure to interest rate risk.

As of December 31, 2016, we had U.S.$ 40.9 million of short-term debt which is subject to be impacted by changes in the interest rates. All of our medium and long term-debt has fixed rates. Given this current exposure to interest rate fluctuations, we estimate a variation of 100 basis points in interest rates would lower pre-tax income by approximately U.S.$0.4 million.

Internal Controls Over Financial Reporting

During our audit process in accordance with PCAOB standards, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting as defined in the Exchange Act Rule 12b-2. In this regard, we will need to improve our controls in response to the risk of material misstatement. Specifically, in certain cases we need to design controls at a sufficient level of precision to identify potential material misstatements, as well as, design controls covering certain transactions to address the risks of material misstatement. This material weakness contributed to the following control deficiencies, which are considered material weaknesses related to: effective controls with respect to the accounting for business combinations, including the allocation of goodwill to cash generating units and the presentation and disclosure of multiple acquisition transactions with the same counterparty; controls with respect to the presentation and disclosure of transactions accounted for as discontinued operations; and controls to assess the appropriateness of the classification of provisions and other accounts payable on the balance sheet, as well as the appropriateness of the classification of expenses between cost of sales and operating expenses in the income statement. These control deficiencies resulted in the restatement of our consolidated financial statements as of and for the years ended December 31, 2016 and 2015, not affecting our cash position. These control deficiencies could result in material misstatements of the annual or interim financial statements that would not be prevented or detected. See Note 2.2 b to the consolidated financial statements included elsewhere in this prospectus for additional information. Additionally, see “Risk Factors—If we are unable to implement and maintain effective internal control over financial reporting in the future, or if we fail to promptly remediate our current material weaknesses, our results of operations and the price of our shares could be adversely affected.”

Off-Balance Sheet Arrangements

As of December 31, 2016, we did not have any material off-balance sheet obligations that were not reflected in our consolidated financial statements at such date.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in the notes to our consolidated financial statements, we believe that the following accounting policies and estimates are critical to our business operations and understanding our financial results.

Biological Assets. We assess fair value of biological assets in accordance to the criteria set out in IAS 41 and IFRS 13 by determining the present value of net cash flows expected to be obtained from the assets. In determining fair value, we exercise judgment to decide the way biological assets are recovered and the assumptions to be used which can influence the fair value calculation. These include estimates for plantation volumes, prices, weather condition on expected yields, discount rate and cost per hectare.

We also consider a short-term risk-adjusted discount rate affected by specific industry and market risk considerations. We perform a sensitivity analysis of the biological asset to take into consideration volatility levels that would give rise to a material effect in profit before tax. In 2016, a 5% increase or decrease in the discount rate would have had an effect on profit before tax of a loss or gain, respectively, of U.S.$320,000 compared to a loss or gain, respectively, of U.S.$244,000 for 2015. We refer to Notes 2.12 and 9 to the consolidated financial statements included elsewhere in this prospectus for additional information about the fair value of our biological assets.

Long lived assets carrying amounts and impairment charges. We annually assess if a provision for impairment is required under our accounting policies to determine goodwill. We make judgments in analyzing the evidence of impairment and determining value in use. These include judgments in preparing the expected future cash flows, including forecasting our future operations, forecasting economic factors that may impact revenue and costs and determining the discount rates that are applied to those cash flows.

Our estimates in determining the recoverable amount of the avocado cash generating unit depend on consideration of prior-year events in the market and our prior operations, which have affected production and prices of avocado negatively, and have resulted in a change in our strategy. We consider these in estimating expected future cash flows and are factored into cash flows for the coming years. We refer to Notes 6 and 8 to the consolidated financial statements included elsewhere in this prospectus for the change in estimates by us in determining the impairment that was recognized in goodwill for 2016 and for additional information on how we determine impairment of assets.

Income Tax. In determining our tax obligations and expenses we must interpret applicable tax laws and regulations. We receive advice from our professional legal tax counsel before making any decision on tax matters. Even though we consider our estimates as prudent and appropriate, differences of interpretation may arise with relevant tax authorities that may require future tax adjustments. We recognize liabilities for situations observed in preliminary tax audits based on estimates as to whether the payment of additional taxes is required. When a final tax result of these situations is different from the amounts that were initially recorded, the differences are charged to the current and deferred income tax assets and liabilities in the period for which the differences are determined.

We perform a sensitivity analysis to determine the effect of inappropriate interpretations of tax law. For 2016, if an actual final tax outcome on the judgment areas differs by a 10% decrease or increase from our estimates, it would result U.S.$809,000 loss or gain, respectively, compared to U.S.$361,000 loss or gain, respectively, for 2015. We refer to Notes 2.20, 17 and 33 to the consolidated financial statements included elsewhere in this prospectus for additional information about our income taxes.

Determination of functional currency. We have determined our functional currency to be the U.S. dollar. We sell our products in international markets to customers in a number of countries and sales are influenced by a number of currencies. Most operating costs are incurred in Peru but many are invoiced in U.S. dollars and the price of some raw materials and supplies are influenced by the U.S. dollar. Moreover, the borrowings and cash balances are held in U.S. dollars. We used our judgment in determining our functional currency by taking into account several factors and concluded that the currency that most faithfully represents our economic environment and conditions is the United States dollar. We refer to Note 2.5 to the consolidated financial statements included elsewhere in this prospectus for additional information about the determination of our functional currency.

Bearer plants. We apply judgment in establishing when bearer plants are available for use, which is the end of the permanent investment period (point of maturity), and they are designated as bearer plants (mature) and depreciation commences. The permanent investment period starts one day after the transplant to the plot until the first harvest. We refer to Notes 2.6 and 6 to the consolidated financial statements included elsewhere in this prospectus for additional information on our bearer plants.

Recently Adopted and Recently Issued Accounting Pronouncements

See Note 2 to the consolidated financial statements included elsewhere in the prospectus for information regarding our adoption of recently issued accounting pronouncements.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents our summary consolidated financial information, as of and for the years indicated, in each case in accordance with IFRS. This information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

We have derived the consolidated statement of financial position as of December 31, 2015 and 2016 and the consolidated statement of comprehensive income and consolidated statement of cash flows for the years ended December 31, 2015 and 2016 from our audited consolidated financial statements included elsewhere in this prospectus. The report of Gaveglio, Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada, a member firm of PricewaterhouseCoopers International Limited on such audited consolidated financial statements as of and for the years ended December 31, 2016 and 2015 appears elsewhere in this prospectus.

Consolidated Statement of Comprehensive Income (Loss)

	For the fiscal year ended December 31,
	2016	2015
	(in thousands of U.S. dollars, except earnings per share)
Revenue	276,691	236,637
Cost of sales	(179,704)	(178,318)

Gross profit before adjustments for biological assets	96,987	58,319

Net gain arising from changes and fair value of biological assets	7,624	18,737
Selling, administrative expenses and other expenses	(71,974)	(60,995)
Other income	4,440	9,152
Net foreign exchange transaction losses	(2,455)	(5,222)

Operating profit	34,622	19,991

Share of profit of investments accounted for using the equity method	728	253
Financial Income	174	13
Financial Cost	(24,865)	(24,969)

Profit (loss) before income tax	10,659	(4,712)
Income tax expense	(8,802)	(4,204)

Profit (loss) for the year from continuing operations (attributable to equity holders of the parent)	1,857	(8,916)
Loss for the year from discontinued operations	(12,394)	(16,387)

Loss for the year	(10,537)	(25,303)

Currency translation adjustment	(854)	(5,862)

Total comprehensive loss for the year	(11,391)	(31,165)

Earnings per share—Basic and Diluted:
Earnings per share—Basic and Diluted—from continuing operations	0.06	(0.28)
Earnings per share—Basic and Diluted—from discontinued operations	(0.38)	(0.51)
Total comprehensive loss attributable to owners of the parent	(10,054)	(26,093)
Total comprehensive loss attributable to non-controlling interest	(483)	790

Statement of Financial Position (at period end)

	At December 31,
	2016	2015
	(in thousands of U.S. dollars, except number of shares outstanding)
Cash and cash equivalents	84,700	26,647
Working capital	90,125	115,538
Total assets	627,320	606,651
Long-term debt	155,430	204,851
Total equity and liabilities	627,320	606,651
Total equity	260,098	266,578
Share capital	513	507
Number of shares outstanding (thousands of shares)	32,925	32,404

Consolidated Statement of Cash Flows:

	For the year ended December 31,
	2016	2015
	(in thousands of U.S. dollars)
Cash paid to suppliers and employees	(223,270)	(231,930)
Interest paid	(20,691)	(23,564)
Net cash generated from operating activities	70,523	32,287
Net cash used in investing activities	(22,612)	(8,336)
Net cash flow from (used in) financing activities	10,142	(27,809)

Non-IFRS information and other information:

	For the year ended December 31,
	2016	2015
Adjusted EBITDA from continuing operations(1)	76,046	30,965
Loss for the year margin(2)	(4)%	(9)%
Adjusted EBITDA Margin from continuing operations(1)	27.5%	13.1%
Profit (loss) for the year margin from continuing operations(3)	1%	(4)%

(1)	Adjusted EBITDA from continuing operations and Adjusted EBITDA Margin from continuing operations are non-IFRS measures. See “Presentation of Financial Measures” for a discussion of how we define and calculate these measures and why we believe it is important. A reconciliation of Adjusted EBITDA from continuing operations to loss for the year, the most directly comparable measure calculated in accordance to IFRS, is set forth below and is included in “Selected Consolidated Financial and Other Data”.
(2)	Loss for the year divided by total revenue (consisting of continued and discontinued revenue)
(3)	Profit (loss) for the year from continuing operations (attributable to equity holders of the parent) divided by revenue from continuing operations.

Reconciliation:

	For the year ended December 31,
	2016	2015
	(in thousands of U.S. dollars, except Adjusted EBITDA Margin from continuing operations)
Loss for the year	(10,537)	(25,303)
Interest net, from continuing operations(5)	24,691	24,956
Income tax expense	8,802	4,204
Depreciation and amortization	30,750	25,816
Loss for the year from discontinued operations, net of income taxes	12,394	16,387
Share of profit of investments accounted for using the equity method	(728)	(253)
Net foreign exchange transactions losses(6)	2,455	5,222
Other income and expenses(7)	13,342	(1,327)
Net gain arising from changes in fair value of biological assets	(7,624)	(18,737)
Impairment of fixed assets	2,501	—

Adjusted EBITDA from continuing operations	76,046	30,965

Adjusted EBITDA Margin from continuing operations(4)	27%	13%

(4)	We calculate Adjusted EBITDA Margin from continuing operations as Adjusted EBITDA from continuing operations divided by revenue from continuing operations.
(5)	We calculate interest net, from continuing operations by adding financial income and financial cost.
(6)	Losses due to the translation of currencies into our functional currency, the U.S. dollar.
(7)	See Note 30 to the consolidated financial statements included elsewhere in the prospectus for additional information on other income and expenses.

BUSINESS

Overview

We are among the largest suppliers of fresh and healthy food products in Latin America in terms of revenue and land ownership. Our operations are vertically integrated, thus we have control over our entire value chain: fields, packing facilities, sales and distribution channels. Our 20-year track record of success introducing and scaling new products in the demanding European Union and United States markets, mainly through world-class retailers (such as Walmart and Costco, among others), is sustained by our recognized value proposition: high consistency, superior quality and full traceability. Moreover, our sustainable production practices foster socially-responsible and environmentally-friendly practices. Our main products are fresh blueberries, avocados and other crops (which includes tangerines, mangoes, grapes and peppers), we also are the largest shrimp producer and exporter in Peru. Our value proposition is mainly supported by our ability to provide consistency, quality and full traceability to our clients, mainly through our international commercial arm.

We are comprised of two main business units: Fresh Produce, focused on fresh fruit and vegetable production, and Aquaculture, which engages in aquaculture. Our four reported segments are composed of three segments, blueberries, avocados and seafood, which are our most relevant products and a fourth segment grouped as “other” which mainly includes tangerines, mangoes, grapes and peppers. These business units are supported by our international commercial platform, with commercial offices in the United States, Europe and China.

Productive fields information:

The following table shows information regarding our total land including the distribution of our productive fields by crop and other detailed data:

	2016		2015
	Production	Total Planted	Production	Total Planted

	(MTs)	(HAs)	(MTs)	(HAs)
Results by business line:
Blueberries	12,863	1,460	4,693	1,050
Avocados	21,730	2,653	25,113	2,655
Other(1)	27,227	1,006	32,320	922

Sub-total	61,820	5,119	62,126	4,627

Seafood	9,032	1,003	5,718	724

Total	70,852	6,122	67,844	5,351

Total land owned (HAs)		24,268		28,154
Total planted (HAs) from continued operations		6,122		5,351
Total planted (HAs) from discontinued operations		—		1,261
Shrimp farms (HAs)		1,003		724
Average yield (%):
Peak phase		63%		58%
Medium phase		13%		27%
Unproductive phase		24%		15%

(1)	Includes tangerines, mangoes, grapes and peppers.

Geographic distribution of exports based on revenues:

The following table set forth, in thousands of U.S. dollars, the distribution of our exports by geography for the years indicated:

	2016	2015
Asia	17,208	14,890
Europe	98,647	113,692
USA	130,373	84,674
Other	30,463	23,381

	276,691	236,637

Key Strengths

We believe our competitive strengths have contributed to our historical success and will enable us to capitalize on future growth opportunities. Our principal strengths include the following:

Unique value proposition widely recognized by the leading global retailers

We have built a reputation for providing retailers with a variety of high-quality, consistent, traceable, socially-responsible products. We are also one of the few companies of scale in our industry that can serve our retail partners during “off-season” time periods. During the past five years, we have enhanced this value proposition by developing our R&D capabilities, continually improving our production capabilities, and building and expanding our commercial and logistics platform. We are currently present in 16 of the world’s top 25 retailers, as determined by National Federation of Retailers based on fiscal year 2014 sales, and have been able to establish strong relationships with many of these retailers in a relatively short period of time, as shown by Walmart awarding us Supplier of the Year in 2016 for the produce category. In 2016, we sold approximately 76% of our blueberries and 41% of our avocados directly to retailers. We are focused on expanding our relationships with these retailers through our unique value proposition and commercial offices.

Vertically- integrated production delivers consistency and full traceability

We own our productive land and grow, harvest, pack and process substantially all of our products. We distribute our products directly to retailers and wholesalers globally. As a result, we control all processes in the value chain, which allows us to trace our products back to the parcel of land from which they were harvested, and to the seeds, inputs, people or services used in our sustainable and socially-responsible growing process. This business model differentiates us and has been key to quickly building strong relationships with the top retailers and the development of “The Berry that Cares” campaign.

Strategic location and advanced production techniques have resulted in superior yields, strong profitability and stable production

Our current production fields are located in Peru where the climate is temperate throughout the year, facilitating our strategic production cycles and lowering agricultural risks. The Humboldt current creates a moderate climate that when coupled with long daylight creates a greenhouse effect allowing us to produce fruits usually found further from the Equator. All of these factors contribute to our ability to drive higher yields and provide our products during favorable commercial windows, such as in the northern hemisphere winter months when supply is low. In 2014, our yield per hectare for blueberries was 9.0 tons, compared to a global average of 5.5 tons and a Peruvian average of 2.0 tons. In 2014, our yield per hectare for avocados was 14.7 tons, compared to a global average of 9.2 tons and a Peruvian average of 11.5 tons. Our fully-integrated shrimp production facilities are located in Tumbes, Peru where we have access to clean ocean water. We maintain control of the breeding process and have begun transforming our open ponds into intensive ponds, which are enclosed and will drive increased yields while allowing us to control temperatures, oxygen levels and provide protection against outside pathogens. With comparison to open ponds, our intensive ponds have a density of approximately 220 shrimp per square meter, as compared to 28 shrimp per square meter, with a yield of over 34 MT per campaign vs. 3 MT per campaign. With an average of 2.9 campaigns per year, vs. 1.8 campaigns with traditional open ponds, this results in a total yield per year of over 100 MT, as compared to 5 MT in open ponds.

Successful track record of introducing and rapidly scaling new products supported by strong R&D process

We have leading R&D programs and facilities complemented by partnerships with key research institutions in Peru, Chile, Mexico and the Netherlands. These R&D capabilities allow us to improve the quality of existing products, introduce new products to our portfolio, and quickly scale up production. We are constantly testing new products in on-trend categories and adjust our product mix to optimize sales and profits. In 2009, we identified avocados as a more profitable product for our portfolio than some of our legacy products, and we became one of the world’s top producers of Hass avocados in less than five years. Similarly, in 2013 we began to test production of blueberries and are now a key global producer. As of August 2017, we had more than 16 crops being tested by our R&D team. We are currently expanding our intensive shrimp production capacity with the objective of reaching a similar leading position.

Highly-experienced, results-oriented management team supported by a controlling shareholder focused on corporate governance and growth

We believe our management team is a key driver to our success and positions us well for long-term growth. Our day-to-day operations are led by Chief Executive Officer Jorge Ramirez Rubio and Chief Financial Officer Andres Colichón Sas, each of whom has a track record of success at Camposol and other leading organizations. Jorge Ramirez Rubio has been with Camposol for over nine years, starting as CFO of the company in 2008. Prior to that, he served as CFO of Latin America for Mexichem. Andres Colichón Sas, who recently joined Camposol, has over 20 years of experience as a CFO in leading companies in diverse sectors. The leaders of our primary operating businesses are Jose Antonio Gomez Bazan, Pedro Javier Morales Garces and Allan Cooper, all of whom have extensive experience with Camposol and other organizations in related industries. Our management team is supported by the controlling shareholder of the company, the Dyer Coriat family, which has consistently maintained a strong focus on corporate governance and growth. The Dyer Coriat family has an extensive and track record of success in the fresh produce, fishing and agro-industrial sectors, with leadership and corporate governance experience at Camposol and Copeinca.

Our Strategy

Our vision is to become the preferred global supplier of healthy, fresh and convenient food. To reach this goal, we intend to:

Further expand our existing fresh produce and seafood operations

We are expanding production across a number of our largest product categories. Over the next few years we plan to substantially expand our production of blueberries, avocados, shrimp, tangerines and grapes. In the near term, production of shrimp and blueberries will increase on existing land by intensifying production, and in years to come we plan to plant additional hectares of blueberries. Blueberry production will be increased to tap into growing demand and provide a larger production window. We are also fully committed to driving the expansion of the shrimp business by converting 511 hectares of open ponds into intensive ponds, which we expect will significantly improve production yields without impacting feed conversion and unitary costs. Additionally, we are in the process of expanding our production of seedless grapes by transitioning our existing grape fields, which were producing the red globe variety. We plan to expand our easy-to-peel tangerine and avocado businesses over time using our available land bank, as well as through the acquisition of new land.

Continue to identify, develop and launch new products

We continue to identify on-trend “super foods” products and evaluate how these products will interact with the Peruvian growing environment. We are currently evaluating and testing over 16 types of products, including pecans, almonds, walnuts, persimmon, dragon fruit, cherries, lychees and kiwi. Additionally, through ongoing R&D efforts, we are continuing to improve our existing products through breeding programs, biological pest control programs and testing of new seed types. As of June 2017, as part of our introduction of organic blueberries, 13 hectares have already been certified as USDA organic, and we plan to substantially increase our organic production in the short to medium term.

Further diversify our geographic presence

We are focused on diversifying our geographic presence into key markets. For example, we believe that the Chinese market represents an important opportunity as consumption patterns are expected to continue to rise due to an expanding middle class, urbanization and changing eating habits. We began exporting avocados to China in 2015 and blueberries in 2016 and have opened a commercial office in China to strengthen and develop relationships with retailers. We have also worked to generate awareness of these products and their benefits to Chinese consumers. These actions demonstrate our commitment to driving revenue growth in new geographies. Additionally, we are analyzing new opportunities to consolidate our leadership through additional planting of current products in other geographies.

Develop and maintain a best-in-class commercial and logistics platform in the regions where we operate

We are focused on becoming the leading strategic supplier for the key retailers in the markets in which we operate. Our strong business model and robust infrastructure enable us to meet our client’s standards regarding product quality and reliability of services. Through the continued development of our commercial offices, we are focused on developing and pursuing commercial relationships with retailers and supermarkets worldwide. As a result, in 2016 we sold approximately 76% of our blueberries and 41% of our avocados directly to retailers. We continue to focus on building strong brand recognition with our clients and end customers. Current branding efforts include our “The Berry that Cares” initiative and the continued commercialization of products under the Camposol brand. “The Berry that Cares” campaign seeks to differentiate Camposol by demonstrating Camposol branded products can be traced back to sustainable and environmentally-conscious growing practices. We are also able to benefit from increasing penetration into leading retailers by leveraging existing relationships and product purchases as we continue to harvest and roll out new products to clients. Furthermore, our best-in-class customer service and consistent delivery of fresh and high-quality products has resulted in a loyal retail client base.

Commitment to our sustainable business model

Our sustainability practices are widely recognized by major retailers and food safety administrations. We also believe we are at the forefront of responsible and sustainable production practices. For example, we were the first Peruvian fresh food company in August 2008 to join the United Nations Global Compact, which encourages businesses worldwide to adopt sustainable and socially responsible policies and to report on their implementation. We believe that our commitment to corporate sustainability is a competitive differentiator. We intend to continue to devote resources to sustainability policies and collaborate with our retail partners and relevant organizations to improve and increase the availability of sustainably farmed produce and seafood. As part of our workers first initiative, we provide several key programs to foster employee support and wellness. The Wawa Wasi Institute “Sun Ray” program offers comprehensive child care to employees, offering healthcare and nourishment to employees’ children. We also provide a number of programs to foster community development and support, such as the Nuevo Chao Health Clinic, agricultural operator training programs, and other community initiatives to promote youth, art and development. Lastly, we maintain several sustainability programs to support the preservation and betterment of the environment. For example, we initiated a water-efficiency campaign and the installation of “windbreaker curtains” on our trees to mitigate soil erosion and create a suitable habitat for native bird species, among other programs.

Corporate Structure

We operate as a holding company and through wholly-owned subsidiaries own our main operating subsidiary, Camposol S.A. Camposol S.A. owns a series of subsidiaries which contribute to our consolidated activities, including Marinazul S.A., which is primarily responsible for our Aquaculture business. The following organizational chart sets forth our direct and indirect subsidiaries, shareholders and certain related parties, as of the date of this prospectus:

History

Camposol began operations in 1997 with the purchase of 3,075 hectares of agricultural land in the La Libertad region of Northern Peru, followed by the acquisition of additional land later that year through the Chavimochic Project, a government-funded initiative that provides access to water for irrigation for more than 46,000 hectares of productive agricultural land in the desert on the Northern coast of Peru. As a result of this project, over 15,000 hectares have been developed for agro-business activities in the region, including ours. In 1998 we launched the development of 1,458 hectares of agricultural land in the Piura region, also in Northern Peru. Our initial headquarters for these activities was located in the same Chavimochic area. We began exporting asparagus at the end of 1999. In the same year, we opened and began operations at our processing facilities in the Chao industrial complex, located in the Virú province of the La Libertad region.

In October 2007, Dyer Coriat Holding (now, Generación del Pacífico Grupo S.L.) and a group of investors acquired Camposol Holding Plc from the prior controlling shareholders. Since then, the we have invested in new products (blueberries, tangerines, among others), expanded and consolidated its shrimp farming activities, developed packing facilities, upgraded processing infrastructure and consolidated its commercial arm. In anticipation of the U.S. market opening to Peruvian Hass avocados, we used a significant portion of the funds from this investment to plant 1,662 new avocado fields. In line with our product portfolio diversification strategy, we invested in substantially expanding our blueberry production capacity. As of December 31, 2016, we had 2,653 and 1,460 planted hectares of avocado and blueberry, respectively.

In 2009, we opened our first commercial office, in the Netherlands, and in 2012 we opened our second commercial office, in the United States. As of December 31, 2016, our logistics operation comprised eleven warehouses in order to serve our clients in the North America and the E.U. This key effort resulted in an important shift of the client base, which changed from being initially distributors and wholesalers towards direct retailers. In 2016, approximately 76% of our blueberry revenue and 41% of our avocado revenue originated from retailers. We opened our third commercial office in China in August 2017.

We have substantially expanded our Aquaculture business unit (seafood) through acquisitions of shrimp farms and organic growth. As a result, as of December 31, 2016, we own and operate 1,336 hectares of shrimp farms, of which 1,286 hectares operate on a semi-intensive farming basis and 50 are farmed on an intensive basis as a product of our strategy to shift towards a full-on intensive basis operational model. Additionally, we operate three shrimp processing plants with a total processing capacity of 180 MT per day and a cold storage capacity of 2,300 MT.

As of December 31, 2016, we owned 24,268 hectares of land, of which approximately 5,270 hectares have been planted, and approximately 1,336 hectares were being used for shrimp farming.

We are comprised of two main business units: Fresh Produce, focused on fresh fruit and vegetable production, and Aquaculture, which engages in aquaculture. Our four reported segments are composed of three segments, avocado, blueberries and seafood, which are our most relevant products and a fourth segment grouped as “other” which mainly includes tangerines, mangoes, grapes and peppers.

Fresh Produce

We produce fresh fruits under the Camposol subsidiary brand, mainly blueberries and avocados, along with other products such as tangerines, mangoes, grapes and peppers. We do not source from third parties to gain volume and most of our sales come from our own fields thus making us the largest independent producer of blueberries in Peru as measured by the 10,943 metric tons sold in 2016. We are also the largest Peruvian exporter to the United States of Hass avocados, having sold 9,525 metric tons in the United States market in 2016.

We believe the strategic locations of our fields translates into more favorable prices, because we are able to produce year-round and hence supply fruits when supplies are low and prices are high in North America, Europe and China. We also believe the location of our fields makes us less susceptible to extreme weather, due to a greenhouse effect from the Humboldt current and our proximity to the Andean mountains. Consequently, our fields experience a moderate dry climate and stable temperatures throughout the year. Additionally, the proximity of our fields to the Equator results in longer daylight hours, which also positively affects productivity.

We have fully integrated our value chain, all the way from farming to commercialization and logistics, which allows us to consistently provide high-quality products that are fully traceable to top retailers and wholesalers in our markets. As of March 31, 2017, we had over 9,000 gross planted hectares of land. In addition to our planted hectares, we own and operate a 35,000 square meter production facility in close proximity to our fields, which includes two fresh-packing facilities, two freezing facilities and a laboratory for molecular and microbial biotechnology research. We operate through commercial offices in the United States, the Netherlands and China with a network of distribution centers throughout our markets.

We rely on our strong focus on R&D. Over time, this R&D has identified, tested and developed each new product in our portfolio, including our blueberry, avocado and tangerine products. The R&D process starts with testing adaptability to our field conditions and ends with reaching high-scale production. We are also focused on biological pest control to minimize the use of pesticides, which we believe makes our products healthier and more appealing for health-conscious customers.

Products

Through Fresh Produce, we harvest, process and export the following products:

•	blueberries (fresh);

•	avocados (fresh and frozen); and

•	other products including tangerines (fresh), mangoes (fresh and frozen), grapes (fresh), and peppers (fresh and frozen).

Our diversified portfolio of products is key to enabling us to take advantage of market opportunities and customer preferences, as well as to optimize our harvesting, packing, sales and marketing efforts. Each of our products is subject to its own pattern of growth, planting and harvesting cycles, and as such, our product mix has been designed to ensure continuous production from our fields.

Our planted fields follow the natural progression of yield maturities. Typically, every new planted area has a period of growth during which there is no production (“non-productive phase”) followed by a medium-yield phase during which the plant grows and yields start to increase (“medium-yield phase”). When the plant enters its mature stage, it reaches its peak production yield. The timing and length of each phase varies by crop as well as by the length of the peak yield phase. As of December 31 2016, approximately 73% of our planted fields are at either medium or high-yield productive phase, as illustrated below.

The following table sets forth the number of hectares planted by product and their different stages of yield productivity as of June 30, 2017:

Blueberries

We began producing blueberries in 2013 at the Chao plantations, located in the region of La Libertad in Northern Peru. North America is the largest market for blueberries principally as a result of its increasing popularity as a health-promoting “super” food. Blueberries have been shown to possess among the highest concentrations of antioxidants among fruits and are rich in potassium and Vitamin C.

Our first significant harvest of blueberries was in 2013 with 835 MT. For the year ended December 31, 2016, we harvested 13,197 MT of blueberries. As of December 31, 2016, we had a total of 1,460 planted hectares of blueberries and of this total 46% were either at their medium, or high-yield phase.

Due to favorable climatic conditions that prevail in the region where the fields are located, we are able to harvest blueberries year round. Notwithstanding this factor, we target our harvests to coincide with periods of favorable pricing, which typically occurs during the months of August through May. These are also the months when the global production of blueberries in important exporting countries such as Chile and Argentina are also at their lowest. During the months of June and July, our practice is to rest our blueberry plants, given that those are months of peak production in competing markets and also the period of lowest prevailing prices.

Our blueberries are currently sold fresh, mainly to the U.S. market and in a smaller proportion to Europe.

Below is a chart indicating the revenues and volume of sales of our blueberries and the percentage of which are sold fresh:

	2016			2015
	U.S.$(000)%		Volume (MT)	U.S.$(000)%		Volume (MT)
Fresh	100,202	100%	10,941	48,093	100	4,436
Gross profit	65,831			33,624

Below is a table indicating the main export markets for our blueberries:

	2016			2015
	U.S.$(000)%		Volume (MT)	U.S.$(000)%		Volume (MT)
Europe	35,445	35%	4,038	18,702	39%	1,816
United States	63,397	63%	6,397	28,447	59%	2,511
Asia	682	1%	65	129	0%	24
Other	574	1%	441	815	2%	85

Total Revenue	100,202	100%	10,941	48,071	100%	10,941

Avocados

We produce two varieties of avocados, Hass and Ettinger, with the substantial majority of our planted avocado crops being of the Hass variety. Avocados currently are one of the most important contributors to our gross profit as approximately 81% of our planted hectares of avocados have reached their high-yield phase. We concentrate on producing the Hass variety of avocados mainly because it is the best-selling type of avocado in the European and U.S. markets. With the opening of the Chinese market to Hass avocados grown in Peru in August 2015, we are expecting to increase our exports to that market in the coming years. As Chinese consumers continue to become aware of the health benefits of avocado, they are becoming a common produce on restaurant menus and juice bars. In this regard, China could represent an important third market for Peruvian exports along with the United States and Europe. The avocado plantations are all located in Chao, La Libertad, and the harvest season typically begins in April and ends in September, with sales concentrated in the second and third quarters of the year. During 2016, we harvested a total of 23,480 MT of avocados.

The majority of our avocado exports are fresh, as this is the preferred format for customers in the United States and Europe. A smaller portion of our production is sold in a frozen format.

The chart below details our historic revenue breakdown for the years indicated:

	2016			2015
	U.S.$(000)%		Volume (MT)	U.S.$(000)%		Volume (MT)
Avocados
Fresh	46,181	86%	20,921	46,096	86%	25,344
Frozen	7,232	14%	2,026	7,582	14%	1,930
Total Revenue	53,413	100%	22,947	53,678	100%	27,274

Gross profit	13,668			16,409

The principal markets for our avocado exports currently are the United States and Europe. In the coming years, we expect that the United States will continue to be a very important market for our avocados, given the strong per-capita consumption increase in that market.

The following table sets forth, in thousands of U.S. dollars, the distribution of our exports by geography for the years indicated:

	2016			2015
	U.S.$(000)%		Volume (MT)	U.S.$(000)%		Volume (MT)
Avocados
Europe	23,085	43%	8,951	22,803	42%	11,529
United States	22,097	42%	11,453	24,253	46%	13,082
Other(1)	8,231	15%	2,543	6,622	12%	2,663

Total Sales	53,413	100%	22,947	53,678	100%	27,274

Other

We also currently harvest tangerines, mangoes, grapes and peppers. Historically, asparagus was significant contributor to our sales revenue, however we are no longer producing asparagus for sale commercially. The table below provides the total hectares planted and the phase of production for the products indicated:

	2016				2015
Products	Unproductive	Medium yield	High Yield	Total	Unproductive	Medium yield	High Yield	Total
Tangerines	64	—	103	167	43	56	46	145
Mangoes	—	33	415	448	35	—	415	450
Grapes	126	—	266	391	16	—	310	326

Total	190	33	784	1,006	94	56	771	921

Harvesting

The harvest and planting processes depend foremost on preparation of the soil. For newly acquired land, the terrain must be leveled, prepared and all the appropriate equipment must be installed, including irrigation equipment and wind breaking trees, among others. The land is later furrowed, fertilized, and mixed for the fruit or vegetable to be planted. Before being planted, avocados and mangoes need to be grown in a greenhouse. Tractors mark the furrows where the plants will be set up. Fertilizers are added to those furrows, as well as base fertilizers that dissolve at a slower pace. The soil is then mixed to obtain a uniform mix of soil and fertilizer.

The fruit or vegetable is later planted in the furrows leaving an appropriate distance between them, which will depend on each crop, and then irrigated through a controlled irrigation system. Fertilizers are also introduced according to the irrigation and fertilization-irrigation schedule. Along with the irrigation process, sanitation procedures are performed to maintain the plants free from insects, plagues, fungi, viruses, weeds and bacteria. Other agricultural maintenance is carried out to keep the plant healthy up to its harvest. For avocado and mango trees as well as the grape vines and blueberry bushes, the fruits and leaves must be carefully pruned so as to encourage the formation of fruitful branches.

The plantations must be fertilized, sanitized and irrigated constantly until fit for harvest, which in the case of some fruits like avocados and mangoes, can occur several years later as the tree matures and gains size, or as soon as the same year in the case of rotational crops.

Each of our products is subject to its own pattern of growth, planting and harvesting cycles. Blueberries, which can be harvested year round, are primarily harvested from September to December and secondarily from January to March, avocados are harvested in April through August, grapes are harvested from October through December, tangerines are harvested from July to August and mangoes are harvested from December through March. Due to our crop diversity we can, unlike seasonal agricultural producers, offer our workers permanent jobs working the fields and do not depend solely on peak harvest seasons to hire workers, which is significant in terms of reducing all-in labor costs. This is due to the nature of our business which does not permit us to hire permanent laborers for our field. However, we minimize labor rotations in the field in order to reduce shortages of able workers during the peak harvesting seasons.

The calendar of the harvests that we manage over the course of the year is set forth below:

A key step to maximizing production yields from our planted fields is adequate crop maintenance, including adequate irrigation, fertilization and disease and pest control. We control the first two processes mainly through a centralized irrigation control center that monitors daily intake of water and fertilizer for every field and regulates the amount of water each crop is administered on a daily basis through modern sensors established in every plantation. In addition to pesticides delivered through our irrigation channels, we actively use natural techniques such as of the use of natural predators and natural repellents, such as habanero peppers, to repel pests.

Processing Plants

We own a state-of-the-art production complex located in the agro-industrial complex of Chao that spans 47,892 square meters. During 2016, we invested over U.S.$4 million in developing it into the largest fruit and vegetable processing facility in Peru, with capacity to process the significant volumes of crops we harvest year-round. Our production facilities at the Chao industrial complex are located within a 10-mile radius of our principal producing fields in La Libertad, which significantly reduces transport time and related costs, and allows us to maintain product quality during the processing and packing process.

We own four crop processing plants, all located in a single facility, three fresh products plants, and one frozen products plant, with a combined processing capacity of 760 MT/day. An additional production line for fresh avocados was implemented at our existing plant in 2012 to handle the significant increase in production volumes from our planted avocado fields. During recent years we have been implementing several production lines for fresh blueberries in which we can process 160 MT per day.

Our processing plant is capable of quickly shifting from frozen production to fresh production, irrespective of the crop that is delivered. This flexibility allows our commercial department to adapt quickly to evolving client demands and to take advantage of any opportunity in new markets seamlessly. We have invested in increasing the automation of the packaging process, which reduce dependence on manual labor.

The processing plant is fully integrated with the fields, allowing maximum product traceability, one of the main factors necessary to attain the quality certifications our clients demand. Throughout the entire processing and distribution process, we can determine the field origin of any specific production batch, the field the product came from and even the person responsible for harvesting it. This allows quick identification and isolation of any anomaly and thus, reduces chances of any incidents that can compromise product quality. Our plant capacity and production as of December 31, 2016 is set out in the following chart:

Plant	Shifts	Capacity MT/Day
Fresh avocados	3	500
Fresh blueberries	3	160
Frozen avocados	3	65
Frozen mangoes	3	36

Aquaculture

We are the largest vertically-integrated producer of shrimp in Peru, in terms of volume and hectares, producing 8,286 metric tons during 2016 with a total 1,336 hectares of ponds, 930 of those operational at 2016 year end. Our Aquaculture operations are located in a region with favorable conditions for shrimp farming due to our proximity to clean ocean water, far from cities and heavy industry. We also own and operate a hatchery and three freezing facilities in Tumbes, Peru dedicated to the Aquaculture business and a fourth in Piura (Paita), Peru for our wild catch business.

Over the past six years, we have been developing an expertise in breeding and farming shrimp in intensive farming methods, which has improved the yield from five metric tons per hectare/year to a target of more than 100 metric tons per hectare/year. During the last two years, we have gradually been converting our open ponds to intensive ponds, with the objective of becoming a leading global player in this business. We have also mitigated biological risk by using SPF (specific pathogen free) larvae from our own hatchery.

Products

Shrimp production is currently sold frozen, mainly to the United States (47%) and Europe (31%) . Below is a chart indicating the revenue and volume of sales shrimp

	2016			2015
	U.S.$(000)%		Volume (MT)	U.S.$(000)%		Volume (MT)
Frozen	70,173	100%	8,876	57,156	100%	10,309
Gross profit	8,412			877

Below is a table indicating the main export markets for shrimp:

	2016			2015
	U.S.$(000)%		Volume (MT)	U.S.$(000)%		Volume (MT)
United States	33,242	47%	4,049	18,945	33%	2,314
Europe	21,381	31%	3,013	27,449	48%	5,799
Asia	3,713	5%	576	3,043	5%	763
Other	11,837	17%	1,238	7,719	14%	1,433g

Total Revenue	70,173	100%	8,876	57,156	100%	10,309

Processing Plants

We own three processing plants (La Cruz, San Isidro and Cofresac) all of which are in the Tumbes region with a joint processing capacity of 2,300 MT per day. The La Cruz processing plant also has an individual quick freezing production line with a capacity of 20 MT per day. These processing plants are mainly utilized for shrimp processing.

Marketing

Our commercial office team maintains relationships with retailers and supermarkets worldwide and provides them with the consistency in supply and the quality that they require. We focus on major retailers in the United States and European Union markets, including Costco, Walmart, Publix, Sam’s Club, EDEKA and Kaufland, among others. Our customers demand high standards, which we have been able to meet. For example, during 2016 we successfully underwent 90 audits from different retailers. We were recognized with the 2016 Supplier of the Year Award in the Produce Category by Walmart, who we started selling to in 2011. Through the continued development of our commercial offices, we are focused on developing and pursuing direct commercial relationships with retailers and supermarkets and as a result, during 2016, we sold approximately 76% of our blueberries and 41% of our avocados directly to retailers.

Moreover, we are focusing on boosting our brand recognition among consumers; an initial effort to achieve this is our “The Berry that Cares” branding campaign, launched this year. With this campaign we aim to express our value proposition to our end consumer and highlight our focus on millennials and health and environmentally-conscious consumers. The campaign’s objective is to emphasize four key elements present during our production cycle: our consumers, our field laborers, our community and our environmental impact.

We export our diverse range of products to countries throughout the world. Each product is targeted to a specific export market based on customer demand. Overall, we exported to over 50 countries in 2016 and sold directly to 16 of the world’s top 25 retailers as determined by the National Federation of Retailers, based on fiscal year 2014 sales. The main countries that we export to include the United States, Spain, Germany, the Netherlands and France, which collectively represented 80% of revenues in 2016. Further, sales to Asia commenced in 2009 and in 2016, Asia accounted for approximately 6% of revenues. We opened a commercial office in Shanghai in August 2017.

Export Markets

We have three commercial offices, one based in the Netherlands, with headquarters and a distribution center located in Rotterdam, another based in the United States, with headquarters in Florida and a network of eleven distribution centers across North America and one based in Shanghai, China, which we opened in order to supply increasing demand of fresh and healthy products in China. Having a direct presence in these markets is a key strategic strength for us since it is crucial for maintaining the highest client service standards, reducing volume volatility and stabilizing prices as well as rapidly identifying market trends.

Our sales and marketing team of 37 employees works from the above mentioned locations and also in our Lima headquarters. In the European office, we have a team of 17 professionals working in sales and distribution of our products serving 115 customers in 21 countries. In our U.S. office, we employ 12 professionals serving 80 customers between the U.S. and Peruvian market, and in Lima we have a team of eight people. Combined we serve 342 customers, 23 of which are large supermarket chains that we supply directly and which represented approximately 54% of our revenues from retail as of December 31, 2016.

Moreover, our export-driven business has benefitted significantly in recent years from Peru entering into free trade agreements with key export markets such as the United States, the European Union and China. In particular, our commercial platform benefits from our logistics infrastructure, which has been developed over many years of delivering high-quality products through a well-developed supply chain network, which includes 11 warehouses in North America and one in the Netherlands.

We believe blueberries and avocados both are identified as healthy foods that promote longevity and are part of a balanced diet. We expect that the growth trends in our exports of these products to the U.S. market will continue in future periods. We believe that our exports are also geographically balanced which helps provide a counter-weight to the effects of downturns in any particular economy. We believe this diversification by market and product provides a hedge against downturns in demand both as a result of cycles in demand and economic performance.

Distribution and Customers

Our fresh products are sold primarily by our commercial offices in Europe and the United States. In 2016 approximately 54% of our sales of fresh produce were made directly to leading retailers and supermarket chains such as Walmart, Lidl, Edeka, Costco Wholesale, Sam’s and Publix, among others. Our sales channels are also complemented with a selected group of large distribution companies such as Mission Produce, The Oppenheimer Group, Comexa France and Gourmet Trading, among others. In our frozen segment we work directly with the leading processing and distribution companies like Superior Foods in the U.S. market, Asc Co in the Japanese market and Nature’s Touch and Crops for the European market.

The following charts show a simplified diagram of our distribution channels and process:

Research and Development

We believe that innovation is a key aspect to boost competitiveness and growth in the medium- and long-term. This is done through market research and analysis of potential new products and development of new technology. The focus is on products that could benefit from Peru’s climatic advantages and also on those products that help diversify our portfolio of products and clients.

Our research and development efforts are mainly focused on:

•	improving production.

•	pest control and minimizing diseases, mainly using biological control.

•	advancing new agricultural techniques, developing products adapted to the climate where we operate and optimizing packaging alternatives.

•	promoting molecular biotechnology research.

Our research and development team also seeks to find innovative solutions to extend the shelf life of fresh produce, reduce production costs, and to mitigate any possible environmental impact. For example, blueberries started as a research and development project in 2008. In 2013, we started large scale production. Today, blueberries have emerged as a key contributor to our sales revenue. Also, we use biotechnology in our facilities, to reproduce top yielding specimens selected from our products to sustain and improve the production levels of our existing products.

Additionally, we have successfully executed projects funded by Innovate Peru, and FINCyT, two government institutions created to promote innovation. We are currently developing a sustainable system to minimize pests through biological control agents. In addition, since 2006, we have maintained a laboratory developed with the objective of promoting the development of “beneficial insects and entomopathogenous growths” for pest prevention since 2006.

Handling and Shipping

Our products are generally sold on FOB (Free on Board), CIF (Cost Insurance and Freight) and CFR (Cost and Freight) terms for exports. The containers used for export are of 20 feet or 40 feet in capacity and can hold dry or refrigerated cargo, depending on the product format (frozen or fresh).

Handling of such containers and the processing of customs paperwork in the various ports are outsourced through an integral logistics service that provides us both transportation and customs handling services. The main providers of this service include Gamma Cargo, New Transport, Ceva and Transoceanic.

Environmental Care and Water Management

We are committed to minimizing the impact of our business on the environment. Our production process involves factors and conditions that interact with the environment, such as the use of water, fertilizers, generation of waste through emissions and solid waste management. We engage in several practices and initiatives designed to ensure the preservation of the environment. For example, we are currently implementing environmental education, internal campaigns, specialized treatment systems, quality management systems, certifications and community relations programs.

Furthermore, as part of our commitment to institutionalize a culture of social and environmental awareness, in 2010 we initiated our Sustainable Agriculture Program and presented our first Sustainability Report for the year 2009. We were the first Peruvian agro-industrial company to prepare this report. These reports are aligned with international best practices and Global Reporting Initiative Indicators and reflect the base line and development of the main indicators that show our environmental and social performance, as well as the social responsibility programs and activities we develop.

We have full access to the water resources and licenses that our products require. For the fields located in the Virú-Chao region of La Libertad, the principal source of water is the main channel of the Chavimochic Project, which brings waters from the Andean region. We pay a monthly fee to the National Water Authority and the local water authority in connection with our water consumption. The current fee is based on real consumption and is updated every year based on cubic meters consumed. The channel connects with the Santa River, one of the largest rivers in the Peruvian coastline. The Chavimochic Project is administered by the local La Libertad government, with which we have signed long-term agreements that guarantee the supply of water. In addition to the water source from the Main Canal, the Yakuy Minka farm has four wells available which, in total, provide potential water supply of three cubic meters per second.

For our fields located in the Piura zone, the main source of water is the Daniel Escobar Canal, which has a capacity of 70 cubic meters per second, although recent estimates from our engineers indicate that its capacity is approximately 50 cubic meters per second on average. This canal is fed by the Poechos reservoir, which has an operating storage capacity of 885 million cubic meters and is regulated by the Piura Regional Government and operated by the Chira Piura Special Agency.

Our principal water consumption is due to the irrigation process. To make this process more efficient, we have made several investments on irrigation infrastructure and water recycling systems. We are among the first agroindustrial company to measure its water footprint with the ISO 14046 standard, demonstrating our commitment to the environment.

We have the following water initiatives in place, among others:

•	waterproofing the treatment lagoons, which treat and hold shrimp waste, with the aim of preventing seepage into the soil, thus reducing contaminants and pollutants from the residue water of the shrimp ponds;

•	implementing a physical, biological and chemical system for the treatment of water and conditioning the system for the treatment of industrial and domestic water;

•	reducing of the consumption of cleaning water in production facilities;

•	implementing an automatic and technologically advanced irrigation infrastructure, with an irrigation control system that, through humidity sensors, determines and optimizes the water consumption of individual products;

•	participating in the Suizagua Andina project, a public-private partnership between the government of Switzerland and five leading companies in Peru. This project aims to measure and reduce each company’s water footprint; and

•	reducing industrial process waste by reusing water to irrigate the surrounding forests.

In 2015, the water consumption in our Chao fields was 4% less than the water consumption in 2014, with consumption at the Chao processing facility of 1,209,565 m3 and at the Chao fields of 84,340.985 m3.

We have implemented changes in managing our fields to use natural products that do not harm the environment.

We have undertaken the following environmental initiatives, among others:

•	Integrated Pest Management (IPM) to reduce the use of chemicals in its fields, replacing them with biological products such as beneficial insects and entomopathogens;

•	use of biorational products of low toxicity, i.e., natural substances that are not toxic to humans or the environment;

•	environmental Management Adequacy Plan (PAMA), which provides for the responsible management of phytosanitary waste;

•	leftover plant byproducts are converted into compost for reuse in crop fields; and

•	the annual measurement of our carbon footprint at the Chao plant and funds.

Competition

Our markets are open to all competitors. Given the country’s location, agricultural producers in Peru are able to grow and market their products during low production seasons in other markets and latitudes. The Peruvian coast has unique climatic conditions. Even though the Peruvian coast is located in a tropical latitude, weather conditions on the coast create a greenhouse environment, with higher than normal sunlight, stable temperatures and almost no precipitation, but with access to a vast water supply from the Andes Mountains. All of these conditions allow the Peruvian coast to supply international markets when supply is short due to the natural transition of products from the northern hemisphere to the southern hemisphere as season changes.

We are among the largest producer of Hass avocados in the world as measured by the number of planted hectares and yield produced on those hectares, according to PROHASS, a Peruvian avocado industry group. We are the leading fruit and vegetable exporter in Peru, with more than 3.5 times the number of hectares compared to our closest Peruvian competitors. We further believe that we are the leading Peruvian producer of blueberries, avocados and mangoes and one of the biggest grape growers as well. Moreover, we are becoming one of the largest exporters of blueberries in the world. See “Industry”.

Quality Management System, Accreditation and Certifications

Our quality and environment department is responsible for our quality management system, supported by ERP SAP, based on the principles of the Hazard Analysis and Critical Control Points, or HACCP, and Good Manufacturing and Agricultural Practices. Critical control points have been established throughout the harvesting, production, storage and hygiene and sanitation process, from the raw material to the finished product. Our quality and environment department is supported by approximately 120 technicians divided among our fields and processing plants.

We also have a new microbiological laboratory managed by an internationally recognized company that complements our Security and Food Safety controls.

Our products for export are certified by independent surveyors at the loading ports according to technical specifications and tonnage agreed in each of our contracts. We believe our plants meet the health, safety and international regulations required for exports to our main markets.

Accreditations and certifications

Our products have the following certifications:

•	GMP;

•	HACCP;

•	Global Gap;

•	IFS/BRC;

•	KOSHER;

•	Sysco IPM-AIB International;

•	BASC; and

•	EUROGAP

In addition, certain of our main customers and primary buyers, primarily in the United States and Europe, require that we follow additional protocols and procedures related to food safety and security, as well as chemical and environmental controls. Some of these protocols are more stringent than those to which we are subject by law. These protocols stress the need for preventive control, monitoring, and action in direct control operations targeted to the ultimate quality of the product.

In the European market, several protocols aim to foster the rational management of non-renewable resources and prevent microbiological and chemical contamination. The U.S. market requires more preventive awareness in microbiological, bio-safety and bioterrorism control, incorporating chemical and environmental control requirements, and verifying compliance with the labor laws of supplier countries. Asian countries require comprehensive controls under the ISO, International Organization for Standardization, structure, which require production to be based on planning, performance, verification and action.

Insurance

We carry customary insurance coverage on our land, processing plants and exports. This consists of a multi-risk policy on our land and all assets materially linked thereto. We also carry a multimarket credit insurance policy over our exports of fresh products. We are insured against damage caused by an earthquake and other natural disasters, accidents or other similar events (including coverage for losses due to resulting business interruption). See “Risk Factors—Risks Related to our Business and Industry—The land and processing plants we operate or manage may suffer loss or damage which may not be covered by our insurance policies.”

Employees

Our employees are classified as either production workers or administrative workers. During 2016, we employed on average 11,074 production workers and 687 administrative employees. During the 2016 peak months of blueberry harvesting, we employed a total of 15,536 production workers, making us the third largest employer in Peru.

The areas of Northern Peru where we operate have recently been characterized by employment growth exceeding the national average, according to Peru’s National Institute of Statistics and Informatics (Instituto Nacional de Estadística e Informática). As a result, the competition between the agro-businesses in the region for quality production workers to harvest crops and perform related processing tasks has increased. Many competitors are offering better salaries to production workers in light of the more competitive market. However, we have gone further by also offering our employees relatively generous benefits to attract loyal and high-quality production workers. To date, we have not experienced any material shortage of labor, and we believe that this is partly due to the benefits package and the training we offer our workers, as well as the availability of year-round labor opportunities due to the different crops we harvest.

As of December 31, 2016, on average 950 of our employees were covered by collective bargaining agreements with labor unions. In the last two years, we have not experienced a work slowdown, work stoppage, strike or other labor dispute that had a material effect on our business or results of operations in Lima, Viru and Trujillo.

We pay substantial attention to the ongoing training of our employees, which we believe plays a significant role in strengthening the leadership and efficiency of our company. Our training focuses on strengthening technical knowledge, efficiency building and other aspects of professional development. Our training programs also support the various certification programs we undertake, such as BASC, GLOBAL GAP, HACCP, the Global Compact and BSCI.

Our human resources social welfare division also conducts health and well-being campaigns for our personnel and their families in ophthalmology, dentistry, gynecology and other medical fields. We also provide customary medical insurance and allowances in the case of death, as well as loans for studies, housing or emergencies. From January through March of each year, we carry out a benefit program called “Useful Vacations”, which seeks to reinforce the math and language skills of the children of our workers, as well as to promote artistic and cultural activities during their time away from school.

Legal Proceedings

As of December 31, 2016, there were 262 labor proceedings pending against us, with an estimated total amount in controversy of U.S.$7.7 million. Based on the opinion of our internal legal counsel, we estimate that the amount for which loss is probable is U.S.$0.8 million and we have provisioned nearly U.S.$1 million in our most recent audited financial statements. We believe that such claims and actions will not have a material adverse effect on our business or results of operations.

In 2003 we acquired title to the Fundo Gloria, a 1,018 hectare parcel of land in the Virú district. Due to a criminal proceeding for illicit enrichment against a prior owner, Mr. Augusto Miyagusuku, the public prosecuting office for money laundering offenses and asset forfeiture (Primera Fiscalía Supraprovincial Corporativa Especializada en Delitos de Lavado de Activos y Pérdida de Dominio) filed a lawsuit against

Camposol S.A. on February 15, 2016 aimed at recovering title of Fundo Gloria. Following procedural disputes over jurisdiction, the Peruvian Supreme Court has not yet confirmed which criminal court will be competent to try this case and, in July 18, 2017 a hearing regarding this specific matter was held. However, as of the date of this prospectus, no decision has yet been made by the court as a result of the hearing and no determination has yet been made as to which criminal court would be competent to try this case.

In the view of our management in consultation of with our legal advisors, we feel we have robust legal arguments to obtain a favorable ruling. We acquired this parcel in 2003 in good faith from a subsequent owner, who had acquired the property in good faith from Mr. Miyagusuku prior to any criminal investigations. As a result, we believe that our ownership of this parcel is protected under Peruvian law. However, even if we do not lose title to Fundo Gloria, any allegations associating us with the actions of Mr. Miyagusuku, however unfounded, may negatively affect our reputation and/or business standing. We have made no provision in connection with this litigation.

Selling Shareholder litigation

On September 24, 2013, Dyer Coriat Holdings S.L. (the predecessor company to our controlling shareholder, Generación del Pacífico Grupo S.L.) made a public offer for all the shares outstanding of Camposol Holding Plc. On October 23, 2013 our controlling shareholder received acceptance of its offer from shareholders representing 90.47% of the total share capital of Camposol Holdings Plc. Pursuant to the Public Takeover Bids for the Acquisition of Securities and Related Matters Law 41(I)/2007, once a shareholder acquires at least 90% of the voting rights of a company, the shareholder is permitted to acquire all the remaining securities in a squeeze-out transaction. After receiving the relevant approvals from the Cyprus Securities and Exchange Commission, our controlling shareholder bought the remaining shares of Camposol Holdings Plc at a price of 25 Norwegian Krone per share, the minimum statutory price.

Under Cyprus law, the plaintiffs had the right to challenge the fairness of the consideration received in court and filed such a suit in late 2014. On January 1, 2015, plaintiffs filed a Statement of Claims with the District Court of Limassol asking for damages of 59,216, 970 Norwegian Krone (approximately U.S.$7.5 million) and any amount the court considers a fair amount per share that is over the 25 Norwegian Krone per share paid by our controlling shareholder in the squeeze-out transaction. Plaintiffs contend that the fair value of the shares at the time of the squeeze-out should have been 208 Norwegian Krone per share. The plaintiff’s sole remedy in the action is monetary in nature. A hearing with regard to this matter is schedule for December 18, 2017. See “Risk Factors—Our controlling shareholder is a party to a litigation related to a squeeze-out transaction of our Ordinary Shares, should our controlling shareholder not be successful and not otherwise pay the monetary damages awarded by the court, if any, plaintiffs could seek to attach its property in satisfaction of a judgment, including the Ordinary Shares it owns and intends to sell on this Offering”.

INDUSTRY

Overview

We plant, harvest, process and export blueberries (fresh), avocados (fresh and frozen), shrimp (frozen), tangerines (fresh) mangoes (fresh and frozen), table grapes (fresh) and peppers (fresh and frozen).

We have benefited from a combination of factors that have supported the rapid growth of the Peruvian agribusiness export sector. Peru’s export industry benefits from a business climate that welcomes foreign investors and encourages trade. Free-trade agreements with all major trading partners, including the United States, the European Union (which is pending implementation) and China, provide a stimulus to Peru’s export industry. The agricultural sector continues to be labor intensive, and Peru’s agri-business industry benefits from its access to relatively cheap farm labor.

Peru’s combination of favorable business climate, trade agreements, labor costs and climatic conditions helped lay the foundation for developing a competitive and successful agricultural export industry. We seek to take advantage of these factors to grow and consolidate our existing business, and become the leading player in the Peruvian agri-business sector.

BLUEBERRIES

The blueberry market has been expanding globally with recent data showing that world consumption has more than doubled between 2010 and 2014, as according to the FAOSTAT. This uptick in growth has been driven by heightened interest from Asian markets, which is helping supplement traditional consumption in the United States and a handful of European countries. Over the course of 2004-2013, consumption, as measured by imports, grew at a compound annual growth rate of 17%, 22% and 37% in North America, Europe and Asia, respectively. The United States and Canada still produce the majority of the world’s blueberries, but South America is estimated to become an important market for the production of blueberries, and their planting rate has recently exceeded the North American planting rate.

Global Demand

Traditionally consumed in North America and a handful of European countries, blueberries have been increasing in popularity due to a greater public awareness of their perceived health benefits. The blueberry market has been rapidly expanding since they are believed to have some of the highest concentration of antioxidants available among fruits and are rich in manganese and vitamin C, amongst others. For example, in North America (the largest importer of blueberries, with a 73% share of global imports), blueberry imports grew at 19.7% CAGR for the period 2007-2013, according to the FAOSTAT.

In the United States, blueberries are known for their overall health benefits, taste and versatility for a variety of situations, including healthy snacking and baking. The United States is the world’s largest consumer of blueberries and the average per-capita consumption of fresh blueberries has grown at an annual rate of approximately 5% between 2011 and 2015 (from 1.3 lbs. in 2011 to 1.6 lbs. in 2015). Sold both fresh and frozen, high demand amounted to retail sales of U.S.$1.5 billion for fresh blueberries and U.S.$190 million for frozen blueberries in 2014.

Global Supply

According to FAOSTAT, global production of blueberries increased approximately 83%, to 515 kilotons, from 2007 to 2014, especially in Europe, Asia and Latin America. Blueberry exports grew at 13.6% CAGR worldwide for the period 2007-2013. Peru experienced considerable growth in exports during this period, increasing its exports from one metric ton in 2007 to over 1,499 metric tons in 2013. Other countries with notable growth rates in exports throughout this period include Spain (58.0% CAGR), Germany (20.6% CAGR), the Netherlands (19.6% CAGR), Canada (15.4% CAGR) and Poland (15.3% CAGR).

Typically, production and harvest season in the northern hemisphere runs from April to October, with countries in the southern hemisphere (particularly South America) supplying demand in counter-season throughout September to April.

United States

According to U.S. Highbush Blueberry Council, the top producing regions in the United States include California, Florida, Georgia, Michigan, New Jersey, North Carolina, Oregon and Washington. Over the last 10 years, an average of 900 new blueberry products have been introduced annually. The United States operates a production window in its summer season, from April to September. South America and Peru are strategically located to supply this market in counter-season, producing from September to April. As a result, the United States increasingly relies on imports during the winter months, especially from Mexico and South America.

Peru

According to the U.S. Highbush Blueberry Council held in June of this year, Peru is the fifth largest blueberry exporter in the world. During 2016, Peru’s blueberry exports were over U.S.$230 million, a 140% increase from 2015, according to Peruvian Ministry of Agriculture and Irrigation (Ministerio de Agricultura y Riego or “MINAGRI”). The United States is the primary export market for Peruvian blueberries, accounting for U.S.$131 million in sales in 2016, followed by the Netherlands (U.S.$53 million), U.K. (U.S.$30 million) and Canada (U.S.$5 million) as reported by Arándanos y Berries del Perú (“ABP”). Furthermore, recent negotiations between Peru’s government and Chinese authorities has enabled Peruvian companies to export blueberries to China following regulatory approval and the signing of a trade agreement, which was entered into in November 2016. On February 24, 2017, the first containers of Peruvian blueberries arrived at Jiangnan market.

With over 3,800 hectares of planted blueberries, Peru believes it will increase blueberry exports in 2017 and aims to become the main blueberry exporter in the southern hemisphere. La Libertad region, where some of Camposol’s plantations are located, has Peru’s most productive blueberry plantations, the largest amount of planted area and provides the majority of the country’s blueberry production. Natural greenhouse conditions, proximity to the tropical equatorial regions and stable temperatures throughout the year provide significantly higher product yields. According to the ABP, Biloxi variety accounts for the majority of blueberry planted in Peru.

Blueberry Prices

Average worldwide blueberry prices increased substantially during the 2000s, reaching a peak in 2008 of U.S.$2.97 per kg and growing at a rate of 4.3% CAGR between 2000 and 2015. Worldwide prices averaged U.S.$2.39 per kg between 2006-2015. Average worldwide blueberry prices for 2015 were $2.01 per kg.

The U.S. blueberry market is characterized by a marked seasonality, with prices peaking throughout the fall and winter months when local production decreases. Countries such as Peru now take a lead role in supplying the United States and the northern hemisphere by taking advantage of a different production window, effectively creating year-round supply and accessing the market when supply from other regions is seasonally low.

AVOCADOS

Peru is the second largest exporter of Hass avocados in the world, second only to Mexico, according to the International Trade Centre. Peruvian avocado production has several advantages, due to unique climatic conditions. Given its specific climatic factors, Peru’s avocado production is able to achieve higher yields and reach the largest avocado markets, such as the United States and Europe, during a time window of low supply. Since July 2011, Peruvian Hass avocados have been fully cleared to enter the U.S. market, the largest avocado market in the world, without quarantine treatment and duty free, given the free-trade agreement between both countries. In August 2015, the Chinese market was also opened for Peruvian Hass avocados without quarantine and duty free, as a result of the free-trade agreement entered between both countries. China is not yet a large market for avocados. Currently, avocados are a relatively new crop to the region and have been used in the cuisine of the Chinese upper middle class for less than ten years. However, avocados have recently emerged as an on-trend product, and are now included on most restaurant menus and in juice bars in major Chinese cities, such as Shanghai. Import volume of avocados to the Chinese market has steadily seen double-digit compound annual growth rates over the last five years.

Global Demand

Global demand for avocados comes primarily from North America (mostly the United States and Europe, which together accounted for 87.9% of imports, in 2016. The United States is currently the largest importer of avocados, accounting for 40.5% of global imports during the same year. Other high-demand countries include the Netherlands, France, Japan, Canada, Germany, the United Kingdom and Spain.

The following table sets forth avocado imports by region, in millions of U.S. dollars, for the years indicated:

Global avocado imports (in U.S.$ millions)	2014	2015	2016
North America	1,764	1,859	2,167
Europe	1,283	1,524	2,161
Japan	169	154	211
Rest of the world	2,783	3,858	4,926

Source: International Trade Centre

The Hass variety of avocados has the highest demand in the international market, according to the Hass Avocado Board, and comprises the majority of avocado exports, given its higher yields and longer post-harvest lifetime, making it easier to transport over long distances.

The U.S. market is a growing market for avocados, with per-capita consumption growing from 1.8kg. to 3.1kg. per year, between 2011 and 2016. Growth in U.S. demand for avocados has been driven by several factors, including the higher level of public awareness of the fruit’s perceived nutritional benefits and advertising to such effect, the rapidly growing Hispanic population in the United States and increased year-round availability of fresh avocados.

The following table sets forth the U.S. per-capita avocado consumption, in kilograms, for the years indicated:

U.S. per-capital avocado consumption
2010-11	2011-12	2012-13	2014-15	2015-16	CAGR
1.8	2.3	2.5	2.8	3.2	11.6%

Source: U.S. Department of Agriculture

The United States produces avocados primarily in California and Florida. However, decreasing domestic production volumes and increasing demand over the past decade have created a growing supply gap, which has been increasingly met by imports.

The following table sets forth U.S. avocado sales by product origin, in thousands of metric tons, for the years indicated:

U.S. avocado sales by product origin (000 MT)	2013	2014	2015	2016
Domestic production	209	128	119	366
Imports	556	711	870	1,873

Total	765	839	989	2,239

Source: Hass Avocado Board

The main sources of avocado imports into the U.S. market over the past five years have been Mexico, Chile, the Dominican Republic and Peru, with Mexico accounting for the vast majority of imported volumes.

The following table sets forth U.S. avocado imports by country of origin, in thousands of metric tons, for the years indicated:

U.S. avocado imports by country of origin (000 MT)	2013	2014	2015	2016
Mexico	510	604	804	1,719
Peru	21	65	48	72
Chile	23	40	9	56
Dominican Republic	1	1	8	27

Total	556	711	870	1,873

Source: Hass Avocado Board

The European Union market is mainly supplied by Peru, Chile and South Africa, collectively contributing approximately 67% of total E.U. imports, in 2016. E.U. avocado imports grew 21% between 2010 and 2016 annually, according to the International Trade Centre.

Global Supply

Global avocado production is highly concentrated; with a handful of countries accounting for most of the world’s output. According to FAOSTAT, the main avocado producers in 2014 were Mexico, the Dominican Republic, Peru, Indonesia, Colombia, Kenya and the United States. Mexico’s production accounted for 30% of total global output in 2014. During this period, Peru was the world’s third largest producer. Hass variety producers’ countries are mainly United States, Mexico, Chile, Peru and South Africa.

According to the MINAGRI and Maximize Consulting Group, at the end of 2015 Peru had around 32,090 hectares of avocado plantations. Peruvian avocado production is competitive given its harvest timing, consistent quality and high yield levels. Average yields in Peru are estimated at 11.7 metric tons per hectare for 2015, the highest of the world’s major producers.

The following table sets forth Peruvian avocado exports, in thousands of metric tons, for the years indicated:

Peruvian Avocado Exports	MT (000s)
2010	59.5
2011	81.5
2012	83.6
2013	114.5
2014	179.0
2015	175.6
2016	194.1

Source: International Trade Centre

Global Exporters

Global avocado exports are highly concentrated; with the top three exporters accounting for more than 50% of total volumes. According to the International Trade Centre, the largest avocado exporters in 2016 were Mexico (with a 48.5% share), The Netherlands (10.2%), Peru (10.2%), Chile (7.7%), Spain (4.8%), South Africa (3.0%) and the United States (2.8%).

Global avocado exports by country (000 MT)	2013	2014	2015	2016
Mexico	563	649	864	927
Netherlands	120	128	152	195
Peru	115	179	176	194
Chile	88	112	90	147
Spain	563	74	82	92
Global	1,236	1,441	1,658	1,911

Worldwide avocado export volumes increased at a 14.2% CAGR during 2010-2016, according to the International Trade Centre. Among the top exporters, the fastest growing countries in terms of volumes during the period 2010-2016 were Peru, growing at a 21.8% CAGR, Netherlands at 21.8%, Mexico at 19.1% and Spain at 9.5%. Peru has emerged as a new supplier to the U.S. market after being granted market access back in 2010 and positioning itself as a supplier when Californian production falls short of demand.

Avocado Prices

Over the past two years, the average annual retail price for Hass avocados in the U.S., the largest importer of avocados, was U.S.$1.04 per unit according to the Hass Avocado Board. Retail prices in the U.S. are seasonal, with high demand spiking in the summer season. Although mostly stable, U.S. Hass avocado prices increased to U.S.$1.44 per unit during the third quarter of 2016, mainly as a result of heat waves and pests in California, and strikes affecting fields in Mexico, the country’s main avocado supplier.

SHRIMP

Shrimp has become one of the most important internationally traded fishery commodities, accounting for approximately 15% of the total value of internationally traded fish products in 2016. World production of shrimp in 2015, both captured and farmed, was approximately 8.3 million tons. Additionally, world shrimp farming totaled 4.9 million tons in 2015. For 2016, shrimp imports increased moderately in the largest markets, which include the United States, European Union and Japanese markets. Specifically, in China, strong demand was primarily driven by the decrease in domestic production, with foreign supply increasing to this market. Further, according to FAOSTAT, international prices remained stable throughout 2016.

The following table sets forth global shrimp production, in thousands of metric tons, for the years indicated:

Global Shrimp Aquaculture Production	MT (000s)
2010	3,629
2011	4,046
2012	4,168
2013	4,301
2014	4,679
2015	4,876

Global Demand

The majority of the large shrimp markets showed positive growth in 2016, as compared with 2015. The United States remained the number one target country for the major shrimp exporting countries, except for

Ecuador. During 2016, there was a record amount of shrimp imported into the United States, which despite a decline in domestic shrimp landings, resulted in an approximately 3% increase in total United States shrimp supply as compared to 2015. Among the specific shrimp varieties imported into the U.S. market, supply increased in 2016 for raw shell-on, raw peeled and cooked shrimp but declined for breaded shrimp.

Within the European Union, demand for shrimp remained relatively weak during 2016; however, stable prices of vannamei shrimp did help to recover total European Union shrimp imports, in 2016, by 2% or 783,900 metric tons. Among the top suppliers, imports to the European Union increased from Ecuador, Argentina, Greenland and Vietnam but declined from India.

Global Supply

The top five shrimp exporters to the international market in 2016 were India, Vietnam, Ecuador, Indonesia and Thailand. Production levels and year-over-year growth for these countries were 438,500 metric tons (+14.5%), 425,000 metric tons (+18%), 372,600 metric tons (+7.8%), 220,000 metric tons (+21%) and 209,400 metric tons (+22%), respectively.

Asia

Based on the most recent FAOSTAT data, in 2015 the top aquaculture-producing countries in Asia were China, Indonesia, Vietnam, India and Thailand. Total aquaculture shrimp production for the Asian region in 2015 was 4.1 million tons, making up the majority of the 4.9 million tons produced globally. For 2016, disease remained a concern and adverse weather conditions had a negative impact on shrimp production, particularly during the first half of 2016, which was offset by shrimp supply in India, Indonesia, Vietnam and Thailand during the second half of the year. Shrimp exports from China increased by approximately 7%, to a total 205,300 metric tons, as compared to 2015. Another notable development was increased exports of value-added (pre-peeled and portioned) shrimp from India, which grew from 10,100 metric tons in 2015 to 23,400 metric tons in 2016, an increase of 130%, mostly directed to the U.S. market. India’s top export markets include the United States, Vietnam, the E.U. and Japan.

Latin America

In Latin America, Ecuador and Mexico led shrimp production in 2016, with a total of 500-600 thousand metric tons produced.

Shrimp production in Peru is mostly focused on farming as opposed to fishing. Peru only produces the white shrimp variety, and is the ninth-largest white shrimp farmer in the world, and the third-largest in the Americas according to FAOSTAT. Within the Americas, Mexico and Nicaragua are the largest and second largest producers of white shrimp, while in Asia, China, India and Indonesia are the top-three producers of this shrimp variety.

For overall shrimp exports, India and Indonesia are currently the two countries with the largest exports of shrimp to the United States, representing approximately 45% of total shrimp exports to the United States for 2016 according to the National Oceanic and Atmospheric Administration’s National Marine Fisheries Service (“NOAA”).

The following table sets forth the percent of shrimp exports to the United States by country:

2016 Percent of Shrimp Exports to the U.S.	% Imports
India	25.5%
Indonesia	19.4%
Thailand	13.4%
Ecuador	12.1%
Vietnam	10.5%
China	5.8%
Mexico	4.2%
Peru	1.6%
Guyana	1.4%
Rest of the world	6.1%
Total	100%

Source: NOAA

Shrimp Prices

Average United States shrimp export prices have increased modestly from 2009 to 2016, reaching a peak in 2015 of $10.50 per kg and growing at a rate of 6.0% CAGR during the period. U.S. prices averaged $8.09 per kg, between 2009 and 2016, and in 2016 prices were $8.70 per kg, according to company estimates from Urner Barrys (UB) data (only measuring tail prices).

REGULATORY ENVIRONMENT

Fresh Produce

According to article 63 of the Peruvian Constitution, in Peru any foreign investor has the same rights as a domestic investor.

The specific terms of this constitutional guarantee are contemplated in the Framework Law for Private Investment Growth (Ley Marco para el Crecimiento de la Inversión Privada), Legislative Decree 757, in force since November 1991. Through this law, investors have the right to freely remit foreign currency abroad, as well as dividends, profits, royalties and/or compensation for the use of technologies and industrial equipment. In case an investor needs to exchange currency, the investor has the right to access the most favorable exchange rate available in the market.

Per Article 88 of the Peruvian Constitution, the State guarantees the ownership rights an entity or individual has over land; nevertheless, applicable law may set forth limits on such ownership rights depending on the specific characteristics of the property’s surroundings. As of the date of this prospectus, the Agriculture Investment Promotion Law (Ley de Promoción de las Inversiones en el Sector Agrario), approved by Legislative Decree 653, and Law 26,505, which regulates article 88 of the Peruvian Constitution, has not set a limit to the amount of land that can be owned by a single person or entity. However, we cannot assure you that in the future such law will not be amended to impose limits on land ownership. In addition, agricultural property can be transferred without the need of government authorization, but the transfer of the property will be subject to taxation.

Investments in agricultural activities are not subject to any legal or administrative conditions limiting their installation, functioning, operations and/or restricting the trading of such activities’ by-products. Moreover, prices for such products are determined by free market conditions. Peruvian law guarantees the right to use any kind of technology and industrial equipment.

Agricultural Sector Promotion Law

According to the Agricultural Sector Promotion Law (Ley de Promoción del Sector Agrario), approved by Law 27,360 and its regulations, approved by Supreme Decree 49-2002-AG, an individual or a legal entity cultivating land and/or operating breeding farms is entitled to certain tax and labor benefits which are in effect through December 31, 2021. The main benefits are the following:

•	reduced income tax rate of 15% (general income tax rate is 29.5%);

•	20% depreciation rate for hydraulic infrastructure;

•	allows hiring workers on a temporary or fixed basis;

•	minimum remuneration is S/33 per day, instead of S/850.00 per month; which includes Christmas and National Holiday’s legal bonuses (gratificaciones legales) and compensation for time or services (compensación por tiempo de servicios);

•	vacations for employees are 15 days per year, instead of 30 days per year;

•	employer pays 4% of the monthly fee for health insurance, instead of 9%; and

•	severance payment for unfair dismissal amounts to 15 daily remunerations for every complete year of service capped at 180 daily remunerations, instead of 1.5 monthly remunerations per year of services capped at 12 monthly remunerations.

However, we cannot assure you that in the future such law and regulations will not be amended to reduce or eliminate any or all of these benefits. As of the date of this prospectus, several projects have been submitted to Congress to amend, reduce and/or eliminate these benefits.

Water Supply Law

According to the Law of Water Resources (Ley de Recursos Hídricos or “LWR”) Law 29,338 and its regulations, enacted by Supreme Decree 001-2010-AG, water resources are unalienable property of the Peruvian State not subject to acquisitive prescription. However, some rights for the use of water may be granted by the National Water Authority (Autoridad Nacional del Agua or “ANA”) based on certain criteria and according to the parameters explained below, and following the provisions and priorities contemplated under the LWR.

ANA is the competent authority to grant the following:

•	permits, which are issued exclusively over surplus water resources, subject to the availability of water from time to time and, in the case of water for agricultural use, are issued for growing only certain crops;

•	authorizations, which are granted for a fixed term and allow the use of water to perform studies or other determined activities and/or for other temporary and specific tasks; and

•	licenses, which entitle the permanent use of water for a specific purpose.

According to Peruvian law, authorizations are typically granted for a two-year period, which period can be renewed for an additional two years, while licenses and permits are granted for an indefinite period of time subject to compliance with certain legal conditions established for the use of the water resource. While licenses and permits are granted for an indefinite period, the effective use of water is subject to its availability.

Peruvian law establishes that water must be used efficiently without affecting its quality or the environment, and giving priority to primary water uses (such as water for food preparation, direct consumption and personal hygiene) and preexisting water rights. The LWR recognizes three types of water uses and establishes the priority order explained below. Using these uses and priorities as a reference, the ANA grants the corresponding rights to use water resources. The types of uses and priorities established by the LWR are the following:

•	primary use: implies the use of water for food preparation, direct consumption and personal hygiene as well as its use in cultural ceremonies, religious rituals;

•	population use: implies obtaining water from a fountain or public network, properly treated, to meet basic human needs; and

•	productive use: entails the use of water in productive processes or in earlier stages thereof, including agricultural activities. Among productive uses, article 62 of the regulations of LWR states that agricultural uses of water have the first order of preference for granting water rights, over energy, industrial and mining uses, among other activities.

Except for primary use, the use of water resources requires obtaining the corresponding water right—license, authorization or permit—from the ANA. The permanent use of water without obtaining the corresponding operating title is subject to a fine ranging between 0.5 to 10,000 tax units for each non-authorized point of water extraction. As of the date of this prospectus, a tax unit is equal to S/ 4,050. Likewise, if it is found that water has been used inappropriately, the ANA may revoke the corresponding water right.

Water rights, including licenses, may be terminated by government authorities or upon court order under certain circumstances, including: (i) waiver by the titleholder; (ii) annulment by the ANA of the resolution approving the corresponding permit, authorization and/or license, based on certain infringement to the LWR and its regulations; or (iii) failure by the titleholder to pay applicable water rights fees.

Since the LWR sets forth that the use of water is subject to its availability, the holders of water rights are required to provide the ANA with evidence about their needs and volume of required water on a permanent basis.

Currently, we have all the proper licenses granted by the ANA for the use of water in our plants located in the Virú-Chao and Piura regions. Nevertheless, the license related to the Agroalegre field in Piura, which was requested for the use of water on 585.1 hectares, was granted for 486.7 hectares. According to the ANA, the license for the use of water on the remaining 98.39 hectares was denied because there was not sufficient agricultural development in such area. Although we disputed this outcome, the ANA’s decision was eventually confirmed by its Administrative Tribunal. The water use licenses that the ANA has granted to us do not have an expiration date.

In the Virú-Chao plant, we currently carry out domestic and industrial wastewater discharges by means of several oxidation ponds coated with a synthetic geomembrane, which prevents leakages. Additionally, a special biological waste treatment system with the highest quality standards has been implemented. This system uses water hyacinths to treat used water and allow its reuse for irrigation purposes, noting that such reuse does not require specific authorization as per article 82 of the LWR.

The LWR and its regulations also establish that the ANA is competent to determine (i) the fee to be paid for the water used by a titleholder, taking into account the nature of the activity carried by the titleholder and the volume of water used and (ii) the fee to be paid for using hydraulic infrastructure.

Pursuant to the LWR and its regulations, the fee for the use of each cubic meter of water is established by the ANA taking into account social, environmental and economic general standards and with a view of covering the costs related to an integrated water management and recovery system. The Local Water Administration (Administración Local del Agua, or ALA) is the competent authority in charge of collecting payment of the fees.

In 2012, the “Methodology for determining the value of economic fees for the use of water and the discharge of treated wastewater”, was approved by Resolution 457-2012-ANA, establishing that water sources must be categorized on an annual basis in terms of their availability, to determine the fee that every type of user (population, industrial or mining uses) is expected to pay for cubic meter of consumed water. For example, the fee for 2017 is 0.5% higher than the fee for 2016 and 2015, periods during which the fee remained the same. We cannot assure you that in the future the ANA will not further increase the fees for the use of water.

As of the date of this prospectus, we do not owe any money with respect to fees for the use of water.

Additionally, as user of a water supply service, we have to pay the operator of the hydraulic infrastructure a fee for the operation, maintenance, replacement and administration of the hydraulic infrastructure used for the water supply. This fee is established by the competent ALA taking into account social, environmental and economic general standards and with a view of (i) covering the costs related to the operation, maintenance and other services needed to operate the hydraulic infrastructure and (ii) improving the socio-economic situation of the water basin.

Per the LWR Regulations, operators of hydraulic infrastructure have to present to the ANA a proposal for the fees to be charged for the use of hydraulic infrastructure. This proposal must be elaborated following the Technical and Economic Guidelines established for the ANA and within the timeframe established by the Water Administrative Authority (“WAA”, which is constituted by all the ALA´s of the Peruvian territory). The WAA is responsible for the approval of the fees for the use of (i) main hydraulic infrastructure; (ii) minor hydraulic infrastructure and (iii) the monitoring and management of groundwater. According with the Technical and Economic Guidelines, the fees are renewed and revised on a yearly basis.

If the operator fails to present the fee proposal, or does so extemporaneously or failing to observe the technical and economic guidelines referred to above, the ALA will approve ex officio the value of the referred fees pursuant to the following criteria:

•	for fees for the use of minor hydraulic infrastructure: an increase of up to 5% above the fee applicable to the preceding year will apply; and

•	for the fees for the use of main hydraulic infrastructure: an increase of up to 2% above the fee applicable to the preceding year will apply.

Moreover, the Law of Water User Organizations (Ley de Organizaciones de Usuarios de Agua), Law 30,157, establishes that the Boards of Users (Juntas de Usuarios) in which we participate, are expected to adjust their activities in a manner consistent with the supervision powers corresponding to ANA for the monitoring, control and enforcement of operation standards for Water User Organizations, especially regarding the correct charge, collection and transfer of fees and incomes.

Environmental Matters

We are subject to a broad range of environmental laws and regulations, which require us to incur costs and capital expenditures on an ongoing basis and expose us to substantial liabilities in the event of non-compliance. These laws and regulations also require us to obtain the approval of an environmental management instrument for the execution of our activities and to obtain and maintain other environmental permits, licenses and authorizations for such purposes. In this regard, government environmental agencies could take enforcement actions against us for any failure to comply with applicable laws and regulations. Such enforcement actions could include the imposition of fines, revocation of licenses, suspension of operations or imposition of criminal liability for non-compliance. These laws and regulations require us, among other things, to minimize risks to the natural and social environment while maintaining the quality, safety and efficiency of our facilities.

We are committed to the reliable, responsible, efficient and safe operations of our activities with a disciplined focus on high operating, health, safety and environmental standards.

Any change to environmental regulations will likely include environmental compliance costs. Compliance with new or modified environmental regulations could require us to make significant capital investments in additional pollution controls or process modifications.

As of the date of this prospectus, our previous Environmental Compliance and Management Program (Programa de Adecuación y Manejo Ambiental or “PAMA”), obtained by means of Directorial Resolution No. 048-09-AG-DVM-DGAA, dated November 16, 2009, which included the execution of eight environmental commitments, has been fully implemented and executed. A new PAMA has been approved by the Directorial Resolution N° 655-2016-MINAGRI-DVDIAR-DGAAA, dated December 16, 2016. This new PAMA shall be implemented by the company in a term of five years since its approval.

Aquaculture

General Law on Aquaculture

The General Law on Aquaculture (Ley General de Acuicultura or “GLA”), approved by Legislative Decree 1195, defines aquaculture as the cultivation of aquatic organisms, involving human intervention in the breeding process to increase production, as a direct source of: (i) food for the population; (ii) employment; and (iii) income. The law establishes certain principles as sustainability, genetic diversity, alimentary and nutritional safety, citizen’ participation, among others, towards which the aquaculture activity must be oriented. The provisions contained in the law, as well as in its complementary and regulatory rules, are mandatory for any natural or legal person, public or private, related to the activity or development of aquaculture in the Peruvian territory.

The GLA aims to promote, develop and regulate the aquaculture activity in its various stages of production in marine, in-land and other environments. According to the GLA, the development of the sustainable aquaculture in the country is a matter of national interest as it contributes to the diversification of national production and competitiveness, while furthering the preservation of the environment, biodiversity and the health and safety of hydro biological resources and products.

Private company authorizations or concessions (as described below) are required to develop aquaculture activities. Obtaining any such authorization or concession requires the approval of the respective Environmental

Management Instrument by the competent environmental authority. A concession is required for the development of aquaculture activities in lands or water bodies of public domain, and an authorization is required for the development of aquaculture activities in private property.

The concessions and the authorizations are granted for up to thirty (30) years, renewable for the same period, provided that the holder of the applicable right complies with applicable obligations.

The rights derived from a concession or authorization end by:

A) In the case of concessions (i) expiration of the period of validity of the Agreement of Conservation, Investment and Aquaculture Production; (ii) early termination by the concessionaire, (iii) or revocation by the authority in case the concessionaire fails to comply with its obligations under the relevant laws and/or agreement.

B) In the case of authorizations (i) waiver by the holder, (ii) expiration of the period of validity of the authoritative resolution, (iii) cancellation of the right; or (iv) declaration of revocation of the authorization.

User and Discharge of Water

Marinazul S.A. currently has all the water use licenses it needs to operate its shrimp farms. Marinazul S.A. is not required to pay fees for the use of water pursuant to article 32 of Supreme Decree 003-2016-PRODUCE as the use of water resources for aquaculture purposes is exempted from such payment.

Additionally, as per article 28 of the GLA, water discharges from aquaculture activities carried on in Marinazul S.A. shrimp farms do not require a special license.

Sanitary Regulation

Pursuant to the provisions set forth in the Peruvian Food Safety Law, approved by Legislative Decree N° 1062, and in the Peruvian Regulations for Food and Agricultural Health and Safety, approved by Supreme Decree N° 004-2011-AG, our production facilities must have a Phytosanitary Certificate (“PSC”) and a Sanitary Authorization granted by the National Service of Agrarian Health (Servicio Nacional de Sanidad Agraria) or, in order to export our products to any foreign markets. Depending on the specific jurisdiction, we may have to comply with additional requirements to export our products (e.g., to export blueberry to the US, we need a US Importation Permit; to export blueberry to China, we need to have a Production Location Certificate and a Packing Facility Certificate). As of the date of this prospectus, we have all the certificates and authorizations required under Peruvian laws to engage in trading activities with the foreign markets to which we export our products.

MANAGEMENT

Our board of directors (“Board of Directors”) is responsible for our management, which in turn appoints the management team to run our daily activities. Unless otherwise stated, the business address for our directors and officers is Av. El Derby 250, Santiago de Surco, Lima, Peru.

Board of Directors

Our Board of Directors is currently composed of seven directors whose terms expire in May 2018, as set forth below:

Name	Title
Samuel Barnaby Dyer Coriat(1)	Chairman of the Board
Raúl Ubaldo Fernández	Deputy Chairman—Independent
Carmen Rosa Graham Ayllón	Director—Independent
María Susana Eléspuru Guerrero	Director—Independent
Piero Martin Dyer Coriat(1)	Director
Sheyla Dyer Coriat(1)	Director
William Paul Dyer Osorio(1)	Director

(1)	Mr. Samuel Barnaby Dyer Coriat, Peiro Martin Dyer Coriat and Sheyla Dyer Coriat are members of the Dyer Coriat family who own and control, and have been appointed as members of the Board of Directors by, our controlling shareholder, Generación del Pacífico Grupo S.L. Mr. William Paul Dyer Osorio is a direct shareholder in the Company.

Our management’s address is the same address for Camposol Holding Plc set forth elsewhere in this prospectus. No director of the Company is entitled to any form of compensation or severance upon their removal or replacement from the Board of Directors.

The following sets forth selected biographical information for each member of our Board of Directors:

Samuel Barnaby Dyer Coriat, Chairman of the Board—Mr. Dyer obtained his degree in business administration at the University of Miami in Florida, with a specialization in finance and administration. He has a wide experience in the Peruvian fishing industry, having begun his career in Copeinca as a fleet assistant and having subsequently held various positions between 2002 and 2011, including assistant in the frozen products plant, plant superintendent, frozen products plant manager, fleet manager, operations manager and chief executive officer. Mr. Dyer was appointed member of the Board of Directors in 2008, a position which enabled him to contribute to the transformation of the company into a leading commercial organization employing the principles of corporate government and social responsibility. Mr. Dyer was named chairman of the board in 2011 with the goal of continuing to consolidate the company’s leadership in the agro-industrial sector and is also currently the chairman of the Strategy and Investments Committee of the Board of Directors. He served as chief executive officer of Camposol S.A. from October 2011 until October 2015. Mr. Dyer has been a director since 2008. Mr. Dyer is a brother of Mr. Piero Martin Dyer Coriat and Ms. Sheyla Dyer Coriat and a cousin of Mr. William Paul Dyer Osorio.

Raúl Ubaldo Fernández, Deputy Chairman—Mr. Fernandez holds a Masters in Industrial Safety and Health and a Bachelor of Science in Mechanical and Marine Engineering from the Universidad de Buenos Aires, Argentina. He brings 30 years of international food industry experience, leading business units, new products and business development teams in multinational corporations, such as Quaker Oats Company and Gatorade (Now part of Pepsico) and Chiquita Brands International. Mr Fernandez is the President of Breakthrough Solutions LLC, a business consulting firm specialized in the produce business, with a focus on developing and implementing revenue enhancing strategies for corporations involved in international food trading and commercialization. Mr. Fernandez is a director of Back on Track, a career support non-profit organization. Mr. Fernandez is named in 11 patents referring to fresh food preservation, packaging and handling. Mr. Fernandez has been a member of the Board of Directors since November 2015 and is also currently a member of the Strategy and Investments Committee of the Board of Directors. Mr. Fernandez has been a director since November 2015.

Carmen Rosa Graham Ayllón, Director—Ms. Graham obtained her degree in business administration at Universidad del Pacífico in Peru She also has a Masters in Business Administration from Adolfo Ibanez School of Management in Miami, Florida. She has advanced studies in management, corporate responsibility and innovation from the following universities: Harvard, Georgetown, Monterrey and Piura (Peru). She was appointed chief executive officer of IBM Colombia in 1999, chief executive officer of IBM Peru and Bolivia in 2001, and Regional Director of strategy of IBM in 2004. She was appointed President of Universidad del Pacífico (Peru) in 2007, a position which she held until 2009. She is currently an independent business consultant and member of the board of directors of Banco Internacional del Peru S.A.A.—Interbank, of Unión de Cervecerías Peruanas Backus y Johnston S.A.A., and of Entel Peru S.A. She is also founder and President of WCD Peru (Women Corporate Directors Foundation)]. Ms. Graham serves director of Camposol since 2014 and she is also currently the chairwoman of the Governance, Executive Compensation and Social Responsibility Committee of the Board of Directors. Ms. Graham has been a director since May 2014.

María Susana Eléspuru Guerrero, Director—Ms. Eléspuru has served as director of Camposol since May 2014 and she is also currently the chairwoman of the Audit, Internal Control and Risk Committee of the Board of Directors. She has developed her career as a senior executive, business consultant and partner in executive search (headhunter) for the past 30 years. She started her career at Procter & Gamble, where she ultimately held the positions of corporate vice president, chairman of the board and chief executive officer for the Peru, Ecuador and Bolivia division. From 2000 to 2008 she held the position of CEO/ Managing Director for Eléspuru Consultores, a firm dedicated to the strategic consulting for local and multinational corporations and during 2008-2011 became partner with Southmark and CT Partners, executive search firms. She is a board member of Women Corporate Directors, a global institution for women on Board of Directors positions, as well as holds independent director positions in various companies in diverse sectors. She was president of Instituto Peruano de Acción Empresarial or IPAE from 2011 until 2013, she presided the 2001 Annual Conference for Executives (Conferencia Anual de Ejecutivos or CADE), an event noted for congregating the most prominent business people, politicians and scholars in Peru. Ms. Eléspuru has been a director since May 2014.

Piero Martin Dyer Coriat, Director—Mr. Dyer obtained his Bachelor in Mechanical Engineering and his Masters in Business Administration at the University of Miami in Florida. He worked as technical and finance analyst for the business division of D&C Group. He was a member of the board of directors of Copeinca ASA. He held the position of chief financial officer of Camposol from 2008- 2009. He has served as director of Camposol since 2015 and is currently a member of the Strategy and Investments Committee and of the Audit, Internal Control and Risks Committee of the Board of Directors. Mr. Dyer has been a director since November 2015. Mr. Dyer is a brother of Mr. Samuel Barnaby Dyer Coriat and Ms. Sheyla Dyer Coriat and a cousin of Mr. William Paul Dyer Osorio.

Sheyla Dyer Coriat, Director—Ms. Dyer earned a Bachelor in Business Administration from the University of Miami, Florida in 1996. She is a senior executive with experience in international trade, operations and logistics at international companies. In 2014, she founded Alimentos y Bebidas Gourmet S.A.C., (“Comma”), a Peruvian restaurant focused on healthy food and has since been its CEO. She has been a member of the Board of Directors since November 2015 and is also currently a member of the governance, executive compensation and social responsibility of the board. Ms. Dyer has been a director since November 2015. Ms. Dyer is a sister of Mr. Samuel Barnaby Dyer Coriat and Mr. Piero Martin Dyer Coriat and a cousin of Mr. William Paul Dyer Osorio.

William Paul Dyer Osorio, Director—Mr. Dyer obtained his degree in international business administration at Florida International University, Florida. He also has a specialization in Economy and a Masters in Business

Administration from Thunderbird University and Instituto Tecnológico de Monterrey (Mexico). He has broad experience in the Peruvian fishing industry, having initiated his career in Copeinca as a plant assistant, and held various positions like warehouse assistant, purchase assistant, finance assistant, chief learning officer and superintendent of raw material purchase between 2002 and 2010. Currently, he holds the positions of chief executive officer of Octopus Holding S.A.C. and chief executive officer of Inka Comfort Hoteles del Perú S.A.C. Mr. Dyer is also a member of the board of directors and shareholder of Aceros y Techos S.A., Galvanizadora Peruana S.A. and Octagon Holding S.A.C., corporations part of the Suizo Duferco Business Group. Mr. Dyer has served as director of Camposol since 2015 and is also currently a member of the Governance, Executive Compensation and Social Responsibility Committee and of the Audit, Internal Control and Risks Committee of the Board of Directors. Mr. Dyer has been a director since August 2015. Mr. Dyer is a cousin of Mr. Samuel Barnaby Dyer Coriat, Mr. Piero Martin Dyer Coriat and Ms. Sheyla Dyer Coriat.

Management Team

In 2012 we started operating under a new matrix structure with Business Unit Directors for the Fresh Produce Unit, which oversees all processes of our fruit and vegetable products and ensures their profitability.

In 2012, we reinforced our commercial and marketing team, as well as opened a new commercial office in the United States along with strengthening the existing one in Europe, thus allowing us to increase our direct sales rate, one of our long-term main objectives. In order to further strengthen our commercial presence worldwide, in August 2017 we opened an international office and distribution center in Shanghai, China.

Starting in 2017, our management team was organized into two main business units, Fresh Produce and Aquaculture. Additionally, Camposol International is now responsible for the commercialization of the products of these two units, having in the past only provided such services for the Fresh Produce Unit. All Business Unit Directors report to the Fresh Produce Managing Director, who, together with the Aquaculture Managing Director and the Camposol International Managing Director, report to our Chief Executing Officer.

Organizational Chart

The following chart depicts the organizational structure of our Board of Directors and management structure.

The following sets forth selected biographical information for members of Camposol, S.A.’s management team that are primarily responsible for the day-to-day management of our business and for implementing the general policies and directives established by our Board of Directors:

Jorge Ramirez Rubio, Chief Executive Officer—Mr. Ramirez holds a Bachelor in Business Administration with a major in Finance from Loyola University, New Orleans, Louisiana, and a Masters in Business Administration from ITESM (México)—ESPOL (Ecuador). He has vast international experience in strategic planning, corporate finance, mergers & acquisitions and international affairs. Mr. Ramirez previously worked for Amanco Group and Mexichem (1995-2008), holding various positions in Ecuador, Costa Rica and Brazil, his last one being chief financial officer for Latin America. He has also served as chief financial officer of Camposol S.A. (2009-2013), Copeinca ASA (2012) and Grupo EFE (2013-2015) and as Marinasol General Manager (October 2013—April 2017).

Javier Morales Garcés, Camposol Fruits Managing Director Mr. Morales holds a degree in Agricultural Engineering from the National Agrarian University in La Molina, Lima and a Masters in Business Administration degree from ESAN University, in Lima. Mr. Morales has wide experience in the agro-industrial sector. He began his career at Camposol 19 years ago as head of parcels. He subsequently became head of farms and in 2004 was appointed superintendent of new areas, responsible for the planting of 2,000 hectares of asparagus. In 2009, he was appointed manager of new crops, responsible for 1,400 hectares of our plantations of avocado, grape and mandarin oranges in La Libertad. He was appointed manager of the asparagus business unit in 2011 and in 2013, he took charge of the management of the blueberries business unit. He was appointed Camposol’s deputy general manager at the end of 2013. Following the reorganization to three main divisions, he was appointed Camposol Fruits Managing Director.

Jose Antonio Gomez Bazan, Camposol International Managing Director—Mr. Gomez is a professional with extensive international experience in the food industry, with over 20 years of experience turning around established businesses, developing new businesses and developing company strategy. Mr. Gomez previous experience includes senior management positions at Chiquita Brands International in USA, Costa Rica and Europe, and lastly as a General manager with headquarters in Florida. Prior to Chiquita Mr. Gomez has served as Director of corporate banking at Banco de Crédito del Perú and as a Project manager at IBM. Mr. Gomez is also serving in the Produce Marketing Association (PMA) as board member, also as vice chair of the Peruvian Avocado Commission (PAC). He is past chair of the Peruvian Institute of Asparagus and past vice chair of AGAP, Pro-Hass and Pro-Vid in Peru. Mr. Gomez holds an MBA from INCAE business school in Costa Rica, as well as a Masters in Six Sigma from Villanova University. He graduated as a Licentiate in business administration from Universidad de Lima.

Allan Cooper, Aquaculture Managing Director—Mr. Cooper holds a Bachelor’s degree in Business Administration from the Universidad del Pacífico, Peru, and has completed post-graduate studies in international business at Escuela Superior de Gestión Empresarial y Marketing (ESIC) in Spain and Escuela de Administración de Negocios para Egresados (ESAN) in Peru. He is also a certified business coach by International Coaching Community, England, with further studies in leadership and negotiation at Harvard Law School, Cambridge, Massachusetts. He is currently following an Executive Masters in Business Administration Program at Kellogg School of Management, Northwestern University. Mr. Cooper has experience in strategic planning, project implementation, change management and developing business units in the produce and frozen foods industry. During the past five years, he served as a Business Unit Director in Camposol Fruits and as Business Development Director in Camposol International. Prior to joining us, Mr. Cooper was a Sales Strategy Manager at Lan Airlines.

Andres Colichón Sas, Chief Financial Officer—Mr. Colichón holds a Bachelor of Science in Business Administration from Baldwin Wallace College, Berea, Ohio, United States and a Masters in Business Administration specializing in finance and strategy from Boston University, Boston, Massachusetts United States. He held the position of chief financial officer of Graña & Montero for six years. He also worked four years in Mckinsey & Co., globally managing projects in strategy, banking and mining operations. After that, he was appointed chief financial officer of Grupo El Comercio, and then performed the same function in Grupo San Fernando, successfully leading information technology initiatives specifically related with enterprise resource planning and legacy systems reimplementation in both. He was finally appointed chief financial and strategy officer by Corporación PRIMAX where he successfully led the company’s listing on the Lima Stock Exchange with the largest corporate bond program to be placed in a single day in the local market by a non-financial entity.

Alejandro Leoncio Arrieta Pongo, Legal & Corporate Affairs Manager—Mr. Arrieta is an attorney graduated from the Universidad de Piura (UDEP). He worked previously as senior associate at Rodrigo, Elias & Medrano Abogados and Lazo, De Romaña CMB. His excellence and performance on these law firms was recognized in the 2014 edition of the “The Legal 500 Latin America”, an international magazine specialized in the research of performance of law firms worldwide. He has been also advisor to the Peruvian Ministry of Economy and Finance, particularly to such entity’s National Council for Competitiveness (Consejo Nacional de la Competitividad) and has worked as professor of the faculty of law at Universidad de Piura and associate professor of the faculty of law of Pontificia Universidad Católica del Perú. Mr. Arrieta has published research papers on different specialized magazines and newspapers. He currently participates as speaker in different programs.

Guillermo Miguel Defilippi Rodríguez, Human Resources & Development Manager—Mr. Defilippi is a lawyer graduated from the Pontificia Universidad Católica del Perú, with a degree in Human Resources Management from CENTRUM and the University of Barcelona. Mr. Defilippi’s experience in Human Resources Management extends over 20 years having developed strategies and implemented programs for attracting, retaining and developing talent in companies such as Warner-Lambert Peru, Colgate Palmolive Peru, Mission

Hills (Mexico), Yanbal International and Minsur and having led programs for talent management and employee engagement.

Mario Abel Carbajal Lopez, Internal Auditor—Mr. Carbajal holds a degree in Public Accounting from the Universidad Nacional Mayor de San Marcos, Lima, a Masters in Business Administration degree from Universidad de Piura, as well as the degrees of Certified Internal Auditor (CIA), Certified Risk Management Auditor (CRMA) and Certified in Quality Assurance Review (QAR) from The Institute of Internal Auditors, Florida, United States. Mr. Carbajal has over 25 years of professional experience on internal audit in international companies. Before joining Camposol, Mr. Carbajal worked as corporate internal auditor for Offshore International Group, a consortium owned by ECOPETROL (Colombia) and Korean National Oil Company (South Korea), internal audit director for BellSouth Peru, Internal Auditor for Banco Solventa, Financial and Operational Audit Manager for Banco Latino, among others.

Corporate Governance

Section 310.00 of the NYSE Listed Company Manual generally requires that a listed company’s articles provide for a quorum for any meeting of the holders of the company’s Ordinary Shares that is sufficiently high to ensure a representative vote. Pursuant to the NYSE corporate governance rules we, as a foreign private issuer, have elected to comply with practices that are permitted under Cyprus and Bahamian law in lieu of the provisions of Section 310.00. Our articles that will be in force immediately prior to the closing of this Offering will provide that a quorum of shareholders will be formed with the holders of at least 50 % of the shares entitled to vote at the meeting, present in person or represented by proxy, and at least two persons entitled to vote at the meeting, present in person or represented by proxy. The Second Amended and Restated Memorandum and Articles of Association, which will take effect following the re-domiciliation, shall likewise provide that a quorum of shareholders will be formed with the holders of at least 50% of the shares or class or series of shares entitled to vote at the meeting, present in person or represented by proxy.

The Cyprus Securities and Exchange Commission has issued corporate governance guidelines pursuant to Public Offer and Prospectus Law of 2005, together with certain related disclosure requirements pursuant to Transparency Requirements Law of 2007. The proposed regulations are recommended as “best practices” for issuers to follow

Board of Directors

Our company has a single-tier board structure, with a Board of Directors comprised of no less than two Directors and with no limit as to a maximum of members. The primary responsibility of our Board of Directors is to oversee the operations of our company, and to supervise the policies of senior management and the affairs of our company. Immediately following the completion of this Offering, our Board of Directors will consist of seven directors. The term for the directors serving on our Board of Directors at the time of the offering will expire at the annual general meeting of shareholders to be held in May 2018. After that meeting, our directors will be elected at each subsequent annual general meeting of shareholders, noting that one-third of the Directors, or, if their number is not three or a multiple of three, then the whole number nearest to one-third, shall retire from office each year. Retiring directors are eligible for re-election.

Upon the re-domiciliation to The Bahamas, there will be no change to the Board of Directors. The Board of Directors will continue to be primarily responsible for the management of the business and affairs of the Company.

Under NYSE listing standards, a director employed by us or that has, or had, certain relationships with us during the three years prior to this Offering, cannot be deemed to be an independent director, and each other director will qualify as independent, only if our Board of Directors affirmatively determines that he has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us. Ownership of a significant amount of our shares, by itself, does not constitute a material relationship. Accordingly, our Board of Directors has affirmatively determined that, immediately following the completion of this Offering, each of Mmes. Maria Susana Eléspuru Guerrero and Carmen Rosa Graham Ayllón are independent in accordance with SEC Rule 10A-3.

Committees of our Board of Directors

We have established three committees under the Board of Directors: (i) the Audit, Internal Control and Risks Committee, (ii) the Governance, Compensation and Social Responsibility Committee and (iii) the Strategy and Investments Committee. Each committee’s members and functions are as follows.

Audit, Internal Control and Risks Committee. Our Audit, Internal Control and Risks Committee consists of Messrs. William Dyer Osorio, Piero Martín Dyer Coriat and Ms. Maria Susana Eléspuru Guerrero. Additionally, Messrs. Jorge Luis Ramirez Rubio, Mario Carbajal Lopez and Ms. Maria Elena Olmos are regularly invited to participate in the committees meetings. Currently Ms. Maria Susana Eléspuru Guerrero is the only independent member of the Audit, Internal Control and Risks Committee. We are electing to follow our home country corporate governance practices and, as the corporate law and governance practices of neither Cyprus nor The Bahamas requires companies to identify or designate a financial expert, our audit committee does not include an audit committee financial expert as such term is defined in Item 407(d) of Regulation S-K , nevertheless each member of the committee has extensive business background and is capable of overseeing our financial statements.

The purpose of the Audit, Internal Control and Risks Committee is to assist our Board of Directors with its oversight responsibilities regarding: (a) the integrity of our financial statements, internal processes and risk management assessment and systems (b) our compliance with legal and regulatory requirements, (c) the independent auditor’s qualifications and independence and, (d) the performance of our internal audit function and independent auditor.

Our Audit, Internal Control and Risks Committee’s duties include, but are not limited to:

•	proposing to the shareholders at the Annual General Meeting the independent registered public accounting firm and pre-approving all auditing and non-auditing services to be performed by the independent registered public accounting firm;

•	proposing to the management and Board of Directors the candidates to be appointed as internal auditors:

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal control and any special audit steps adopted in light of material control deficiencies;

•	meeting separately and periodically with management and the independent registered public accounting firm; and

•	reviewing and recommending strategies for the identification, assessment and prevention of risks.

Governance, Compensation and Social Responsibility Committee: our Governance, Compensation and Social Responsibility Committee is composed of Sheyla Dyer Coriat, Carmen Rosa Graham Ayllon and Mr. William Dyer Osorio. Carmen Rosa Graham Ayllon is an independent director.

The functions of the governance, compensation and social responsibility committee, include but are not limited to:

•	developing and recommending to the Board of Directors a set of corporate governance guidelines and policies applicable to our current strategy and future mission;

•	overseeing the compliance of the corporate governance guidelines inside the Company;

•	determining and approving the chief executive officer’s and other executive-officer compensation;

•	reviewing and approving corporate goals and objectives relevant to chief executive officer and executive officer compensation;

•	evaluating the chief executive officer’s and management’s performance in light of those goals and objectives;

•	making recommendations to the board with respect to executive officer compensation, and incentive-compensation and equity-based plans that are subject to board approval; and

•	approving and supervising the execution of the Company’s social responsibility plan.

Strategy and Investments Committee: our Strategy and Investments Committee is composed of Messrs. Piero Dyer Coriat, Samuel Dyer Coriat and Raul Fernandez, who serves as an independent director. The Strategy and Investments Committee assists our management and Board of Directors in reviewing and assessing all matters relating to our annual capital expenditures budget and the long-range financial and strategic business development plans. Under its duties, the Strategy and Investments Committee recommends to the management and Board of Directors, the short and long term strategies regarding mergers, acquisitions and sales of business units and companies.

Code of Ethics and Business Conduct

The Code of Ethics and Conduct will be applicable to all of our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The Code of Ethics and Conduct will set out our fundamental values and standards of behavior that are expected from our directors, officers, employees, consultants and contractors with respect to all aspects of our business. The objective of the Code of Ethics and Conduct is to provide guidelines to promote integrity and deter wrongdoing.

Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of the Code of Ethics and Conduct will be posted on our website at http://www.camposol.com.pe/. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. If we make any amendment to the Code of Ethics and Conduct or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Ethics and Conduct applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Monitoring Compliance with the Code of Conduct

Our Governance, Executive Compensation and Social Responsibility Committee will be responsible for reviewing and evaluating the Code of Conduct at least annually and will recommend any necessary or appropriate changes to our Board of Directors for consideration. The Governance, Executive Compensation and

Social Responsibility Committee will assist our Board of Directors with the monitoring of compliance with the Code of Ethics and Conduct, and will be responsible for considering any waivers of the Code of Ethics and Conduct (other than waivers applicable to members of the Governance, Executive Compensation and Social Responsibility Committee, which shall be considered by the Audit, Internal Control and Risks Committee, or waivers applicable to our directors or executive officers, which shall be subject to review by our Board of Directors as a whole).

Directors’ Duties

Under Cyprus law, our directors owe fiduciary duties at common law, including a duty to act honestly, in good faith and in what the director believes are the best interests of our company. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a responsible director would exercise in the same circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. The directors are required to exercise their powers for a proper purpose and must not act or agree to the company acting in a manner that contravenes our Amended and Restated Articles of Association or Cyprus law.

Under Bahamian law, the directors owe fiduciary duties at both common law and under statute, including a statutory duty and common law duty to act honestly, in good faith with a view to the best interests of the Company and to exercise the care skill and diligence that a reasonably prudent person would exercise in comparable circumstances. The directors are required to exercise their powers for a proper purpose, remain within the scope of the powers conferred upon them, not put themselves in a position where their personal interests conflict with their duty to the Company and must not without the informed consent of the Company, use for their own profit, the Company’s assets, opportunities or information.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Each of these contains standard terms and conditions in compliance with Peruvian labor law. The terms of these employment agreements include, among other things, duration, remuneration, the treatment of confidential information, social insurance and employment benefits.

Pursuant to Peruvian labor law, employees who are wrongfully terminated or dismissed are entitled to a severance payment which consists of one and a half (1.5) times the employee’s monthly salary for each month of service plus fractions up to a maximum of 12 monhtly salaries, in case of an indefinite employment relationship. In case of a fixed term employment relationship, the severance payment consists of one and a half (1.5) times the employee’s monthly salary for each month of service until the completion of the contract with a maximum of 12 monthly salaries. In both cases, the employee could claim for the reinstetament of the job instead of the severance payment. However, as our executive officers qualify as “trusted personnel” (personal de confianza), in accordance with the general provisions provided by Peruvian labor law, we can terminate their employment due to loss of confidence or redundancy besides termination for cause (causa justa) without reinstatement. Trusted Personnel are only entitled to severance payment in case case of unfair dismissal. Each executive officer has agreed to hold in strict confidence any confidential information or trade secrets of our company. Each executive officer also agrees to comply with all material applicable laws and regulations related to his or her responsibilities at our company as well as all material corporate and business policies and procedures of our company.

Limitation on Liability and Indemnification of Directors and Officers

Our Amended and Restated Articles of Association provide that, subject to certain limitations, we will indemnify our directors and officers against any losses or liabilities which they may sustain or incur in or about the execution of their duties including liability incurred in defending any proceedings whether civil or criminal in which judgment is given in their favor or in which they are acquitted.

The Second Amended and Restated Memorandum and Articles of Association, which will take effect upon the re-domiciliation, provide that the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal or administrative proceedings against any person who is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil or administrative, by reason of the fact that the person is or was a director or an officer of the Company, provided that the person acted honestly and in good faith with a view to the best interests of the Company

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and may therefore be unenforceable.

Interests of our Directors and our Employees

Certain of our directors have beneficial ownership interests in our shares. The economic interests through these may give rise to a conflict of interest between their duties owed to us and their private interests. For example, it could cause them to pursue short-term gains in respect of those private interests instead of acting in our best interest. Other than the potential conflicts of interest described in the table in “Principal and Selling Shareholders”, we are not aware of any other potential conflicts of interest between any duties owed by members of our Board of Directors or our executive officers to us and their private interests and/or other duties.

Under our Amended and Restated Articles of Association, a director who is in any way interested in a contract or proposed contract with us must declare the nature of his or her interest at a meeting of our Board of Directors in accordance with Cyprus law. In addition, a director may not vote in respect of any contract or arrangement in which he or she is interested, and if the director does vote, his or her vote will not be counted and he or she will not be counted for purposes of determining whether quorum at the meeting has been established.

Our directors are generally not prohibited from owning or acquiring interests in companies that could compete with us in the future for investments or business, and each of them has a range of business relationships outside the context of their relationship with us that could influence their decisions in the future.

Upon the re-domiciliation, under Bahamian law and our Second Amended and Restated Memorandum and Articles of Association, a director who is in any way, interested in a contract or proposed contract with the Company will be required to declare all material facts of the interest at a meeting of the Board of Directors. In addition, a director will not be permitted to vote in respect of any contract or arrangement in which he is interested, and, if he shall do so, his vote shall not be counted, nor shall he be counted in the quorum present at the meeting.

Compensation of Directors and Executive Officers

Under our Amended and Restated Articles of Association, our shareholders determine the remuneration of our directors from time to time at a general meeting of our shareholders and our Board of Directors determines the remuneration of our chairman.

For the years ended December 31, 2015 and 2016 the aggregate remuneration paid (comprising salary, discretionary bonuses and other short-term benefits) to our directors and executive officers was approximately $1.1 million and $1.5 million respectively. No amounts in respect of pensions, retirement or similar benefits have been accrued in any of the periods presented in this prospectus. We did not pay any remuneration to our non-executive directors. Our Peruvian subsidiaries are required by law to make contributions equal to fixed percentages of each employee’s salary for his or her pension insurance, medical insurance and other statutory benefits. Additionally, while part of the bonus paid to executive officers is based on completion of individual performance objectives, the equivalent of two month’s salary is required to be provided to such executive officers under Peruvian law. None of our non-executive directors and independent director appointees has a service contract with us that provides for benefits upon termination of office.

Stock Option Plan

We are working on the design and implementation of a comprehensive stock option plan to provide deferred compensation to certain key officers and directors starting December 31, 2017. This plan might contain phantom shares, Ordinary Shares or a combination of both, and will be aligned with the standard practice for listed companies.

Employees

The following table sets forth the average number of employees we employed for the last three fiscal years.

	As of December 31,
	2014	2015	2016
Administrative	822	774	687
Production	11,499	10,683	11,074
Total	12,321	11,457	11,761

Of the 17,147 employees we employed as of December 31, 2016, approximately 99.8% are located in Peru, 0.01% in the United States and 0.01% in Europe.

As of December 31, 2016, on average 950 of our employees were covered by collective bargaining agreements with labor unions. In the last two years, we have not experienced a work slowdown, work stoppage, strike or other labor dispute that had a material effect on our business or results of operations in Lima, Viru and Trujillo.

Shareholdings

See “Principal and Selling Shareholders” for additional information relating to the shareholdings of our directors. Other than Messrs. Samuel Barnaby Dyer Coriat and Piero Martin Dyer Coriat and Ms. Sheyla Dyer Coria through our controlling shareholder, Generación del Pacífico Grupo S.L., and William Paul Dyer Coriat, directly, there are no directors or management executives who own our Ordinary Shares. The Ordinary Shares owned by our directors do not have any different voting rights from other Ordinary Shares.

CERTAIN TRANSACTIONS WITH RELATED PARTIES

In the ordinary course of our business, we enter into commercial transactions with some of our affiliates. These transactions are entered into on an arm’s length basis and are approved by the Audit, Internal Control and Risks Committee. The material transactions that we engage in with related parties are described below. See note 35 to the audited consolidated financial statements included elsewhere in this prospectus.

Advising Agreement with Gestora del Pacífico S.A.C.

On January 1, 2016, Camposol S.A. entered into an agreement with Gestora del Pacífico S.A.C. (hereinafter “GPSAC”), a related company, under which GPSA undertook the obligation to provide Camposol S.A. with financial advisory services relating to the refinancing of Camposol S.A.’s Senior Notes due 2017. The fees to be paid by Camposol S.A. amounted US$ 200,000 plus a success fee of US$ 475,000 upon completion of the refinancing transaction. The term of the agreement expired on June, 2016, upon the successful completion of the refinancing transaction.

Management and Investor Relationship Advising Agreement with GPSAC

On June 30, 2016, Camposol S.A. entered into an agreement with GPSAC under which GPSAC undertook the obligation to provide Camposol S.A. with management and investor relationship advisory services for a monthly fee of US$ 79,166.70 plus applicable VAT. The agreement was amended on December 23, 2016 in order to extend the expiration date from December 30, 2016 to December 30, 2017.

Framework Agreement for the provision of canning and packing materials with Integrity Packaging S.A.

On July 18, 2016, Camposol S.A. entered into an agreement with Integrity Packaging S.A. (hereinafter, “IPSA”), a related company, under which IPSA undertook the obligation to provide Camposol S.A. with canning and packing materials at the prices set forth in such agreement. Pursuant to its terms, this agreement expired on July 18, 2017.

Processing Service Agreement with Empacadora de Frutos Tropicales S.A.C. (Mango)

On December 11, 2015, Camposol S.A. entered into an agreement with Empacadora de Frutos Tropicales S.A.C. (hereinafter, “Empafrut”), a related company, under which Empafrut undertook the obligation to provide Camposol S.A. with processing and packing services for the export of our mango crops for the 2015-2016 harvest. Pursuant to its terms, this agreement expired on March 31, 2016.

Processing Agreement with Empafrut (Avocado)

On April 8, 2016, Camposol S.A. entered into an agreement with Empafrut under which Empafrut undertook the obligation to provide Camposol S.A. with processing and packing services for the export of avocados for the 2016 harvest in exchange for the fees set forth in the agreement. Pursuant to its terms, this agreement expired on April 30, 2016.

Processing Agreement with Empafrut (Grape)

On September 15, 2016, Camposol S.A. entered into an agreement with Empafrut under which Empafrut undertook the obligation to provide Camposol S.A. with processing and packing services for the export of grapes for the 2016—2017 harvest in exchange for the fees set forth in such agreement. Pursuant to its terms, this agreement expired on December 31, 2016.

Processing Service Agreement with Empafrut (Mango)

On December 10, 2016, Camposol S.A. entered into an agreement with Empafrut under which Empafrut undertook the obligation to provide Camposol S.A. with processing and packing services for the export of mangoes for the 2016-2017 harvest in exchange for the fees set forth in such agreement. Pursuant to its terms, this agreement expired on March 15, 2017.

DESCRIPTION OF CERTAIN MATERIAL AGREEMENTS

The following is a summary of certain material terms of our material agreements. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the complete text of the applicable agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

10.50% Senior Secured Notes Due 2021

In May 2016, Camposol S.A. conducted an exchange offer of Camposol S.A.’s Senior Notes due 2017 for Camposol S.A.’s Senior Secured Notes due 2021 issued pursuant to an Indenture, dated May 11, 2016, between Camposol S.A., the Company, the subsidiary guarantors thereto and The Bank of New York Mellon (“2021 Senior Secured Notes Indenture”). We are a guarantor under the Notes as are other of our subsidiaries. The Senior Secured Notes due 2021 are secured by a first priority lien and security interest over certain of our real estate assets consisting of land, crops, buildings, machinery and equipment and licenses, including water licenses, related to such real estate, held by La Fiduciaria S.A., as Peruvian collateral agent, under a bankruptcy remote trust (patrimonio fideicometido) pursuant to a guaranty trust agreement (Fideicomiso de Garantía). The 2021 Senior Secured Notes Indenture, which includes the form of Senior Secured Notes due 2021 is being filed as an exhibit to the registration statement of which this prospectus is a part.

The Senior Secured Notes due 2021 pay interest at a rate of 10.50% per year, payable semi-annually in arrears on January 15 and July 15 of each and mature on July 15, 2021.

The Senior Secured Notes due 2021 and the guarantees and the 2021 Secured Notes Indenture are subject to certain customary covenants, such as limitations on the incurrence indebtedness and disqualified stock, restricted payments, asset sales, dividend and other payments restrictions affecting certain restricted subsidiaries, issuance of guarantees by restricted subsidiaries, transactions with affiliates, use of proceeds and business activities.

The Senior Secured Notes due 2021 are also subject customary events of default, including among others, default on payment of principal and/or interest, breach of certain covenant provisions, a cross-default provision with any other indebtedness, failure to pay judgments or orders of payment for money, voluntarily or involuntarily commencing insolvency procedures, denying the obligations under the guarantee, disaffirming the validity of the security interests, failure of perfecting the first lien security interests and failure of maintaining the liens and collateral documents in full force and effect.

Camposol S.A. may redeem the Senior Secured Notes due 2021 under varying redemption prices and circumstances, including redeeming up to 35% of the principal amount of the Senior Secured Notes due 2021 upon sixty days from the sale of our Ordinary Shares or Camposol S.A.’s ordinary shares at a redemption price of 110.50% of the principal amount of the Senior Secured Notes due 2021 and accrued interest, if any, so long 65% of the principal amount of the Senior Secured Notes due 2021 remains outstanding.

Interbank Mid-Term Loan

On September 5, 2016, Camposol S.A. entered into a $15 million Mid-Term Loan with Banco Internacional del Peru S.A.A.—Interbank (“Mid-Term Loan”), which will mature and be payable in full after three years through twelve quarterly installments. The use of proceeds of the Mid-Term Loan was the repayment of the Senior Notes due 2017 issued by Camposol S.A. that were not otherwise exchanged for Camposol S.A.’s Senior Notes due 2021. As of the date of this prospectus, there are no outstanding Senior Notes due 2017.

The Mid-Term Loan is secured by a first priority security interest in certain operational assets of Camposol S.A. and other related companies (as described below). Such operational assets include, but are not limited to, land, estate, plants, biological assets, irrigation systems, water´s use licenses, inter alia. The terms and conditions of the security interest are set forth in the Trust Agreement, dated as of November 29, 2016, with Camposol S.A. as grantor; La Fiduciaria S.A. as Trustee and Interbank as Beneficiary. Pursuant to the Trust Agreement, Camposol S.A. and its related companies will keep the possession and economic use of Trust Estate unless an event of default occurs, in which case the Beneficiary is entitled to require the Trustee to foreclose on the Trust Estate, and the proceeds coming therefrom will be used to pay any outstanding obligations under the Mid-Term Loan.

On December 26, 2016, Congelados y Frescos S.A.C., Campoinca S.A. and Pesquera ABC S.A.C.—companies related to Camposol S.A.—signed a Joinder Agreement to the Trust Agreement, thereby becoming Grantors and transferring certain operating assets (land, machinery and equipment) to the Trust Estate.

In addition to the Trust Agreement, the obligations under the Mid-Term Loan are jointly and severally guaranteed by Campoinca S.A. and Marinazul S.A. (per a Joint Guarantee Agreement dated as of November 29, 2016), and by the Company. (per a Joint Guarantee Agreement dated as of February 10, 2017). These guarantees cover the full amount of the Mid-Term Loan.

Interest under the Mid-Term Loan is payable on a quarterly basis at 6.70% based on a 360-day year.

The Mid-Term Loan contains customary representations and warranties, events of default and affirmative covenants, including covenants related to financial statements and other information, notices of material events, conduct of the business, payment of taxes, maintenance of properties and insurance, submission to certain inspections, compliance with laws and agreements and further assurances. Among others, an event of default is triggered if Camposol S.A. or any of its related companies breaches payment of any obligation equal or greater than U.S.$2,000,000.

The Mid-Term Loan also contains customary negative covenants that, subject to certain exceptions and baskets, generally limit the ability to: (i) subordinate the Mid-Term Loan to any other obligation; (ii) enter into transactions with affiliates: (a) to the extent they are not entered on an arms-length’s basis, (b) entail the payment of loans owed to related parties, or (c) entail providing indebtedness to related parties above a U.S$2.5 million basket; (iii) change accounting policies; (iv) distribute dividends or any other benefit to shareholders; (v) change Camposol S.A.’s line of business; (vi) give effect to or allow a substantial change in the composition of Camposol S.A.’s Board of Directors or a change in control in respect of Camposol S.A.

The Mid-Term Loan contains a financial covenant under which a Debt Service Coverage Ratio (as such term is defined in the Mid-Term Loan Agreement) equal or higher than 1.2x has to be met.

Camposol S.A. may repay the Mid-Term Loan in advance, subject to payment of applicable mandatory prepayment fees required under the Mid-Term Loan if, among others: (i) Camposol S.A. and reimbursement of recovery costs (as defined in the Mid-Term Loan Agreement). Manreceives cash indemnifications from insurance policies equal or greater than U.S.$1,000,000.00, (ii) Camposol S.A. or the other guarantors are subject to a change of control, or (iii) Camposol S.A. repurchases the Senior Secured Notes due 2021. Mandatory prepayments are subject to payment of the same fees and costs applicable to voluntary prepayments.

Master Agreement with Sociedad Agrícola Virú S.A.

On December 17, 2015, Camposol S.A. entered into a Master Agreement with Sociedad Agrícola Virú S.A. (“Viru”). Under the Master Agreement, Camposol S.A. undertook the following obligations: (i) to sell to Viru its crops of asparagus at a price range of U.S.$0.50 to U.S.$2.30 plus the applicable value added tax per kilogram (depending on the time of year, their caliber and other quality metrics) and piquillo peppers at a price of U.S.$0.38 per kilogram, (ii) to lease to Viru the plant located in Piura, along with all the equipment required for the processing of piquillo peppers until December 17, 2020 at an annual rent of U.S.$320,000 plus the applicable value added tax and (iii) to sell to Viru all of its assets and machinery required for the processing of asparagus

(including spare parts) for U.S.$1.8 million. For its part, Viru undertook the obligation to sell canned asparagus and piquillo pepper to Viru’s clients and Camposol S.A.’s strategic and exclusive clients. The terms and conditions applicable to each of the obligations described above, and their respective considerations, are further detailed in the relevant commercial agreements entered into by Camposol S.A. and Viru under the scope of the Master Agreement.

The Master Agreement contains negative covenants that prohibit Camposol S.A. from, directly or indirectly (including through its shareholders), entering into the business of producing and commercializing canned asparagus, pepper, quinoa, palmito and/or artichoke, for at least five years from the date of the Master Agreement. If Camposol S.A. fails to comply with this restriction, a penalty equal to U.S.$50,000 by each sown area of the relevant plant, as applicable, will apply (such penalty not being lower than U.S.$1,000,000.00). Additionally, if Camposol S.A. fails to comply with its obligations of either lo lease to Viru the plant located in Piura and/or to lease to Viru its crops of asparagus and piquillo pepper, a penalty of U.S.$1,000,000.00 in favor of Viru will apply.

The Master Agreement contains negative covenants that prohibit Viru from, directly or indirectly, entering into the business of producing and commercializing blueberries, for at least five years from the date of the Master Agreement (except for the ability to sow 200 hectares of blueberries and to maintain the existing commercial relationship with Agroberries Perú S.A.C.). If Viru fails to comply with this restriction, a penalty equal to U.S.$50,000 by each sown hectare of blueberry will apply (such penalty not being lower than U.S.$1,000,000.00).

PRINCIPAL AND SELLING SHAREHOLDERS

Camposol Holding Limited was founded and began operations in 1997. In October 2007, Dyer Coriat Holding S.L. (a company controlled by the Dyer and Coriat families and since renamed Generación del Pacífico Grupo S.L.) and a group of investors acquired Camposol Holding Limited from its previous controlling shareholders with the proceeds from a U.S.$184.0 million private placement carried out by Camposol AS, a predecessor company of Camposol Holding Ltd. Through a corporate reorganization that took place in 2008, Camposol Holding Ltd. became the holding company of the Camposol group of companies and also listed its shares on the Oslo Stock Exchange (Oslo Børs).

On December 12, 2013, following the settlement of the mandatory takeover bid offer dated September 24, 2013, the Cyprus Securities and Exchange Commission approved the application submitted by Dyer Coriat Holding S.L. (since renamed Generación del Pacífico Grupo S.L.) to acquire from the minority shareholders all the shares of the issued share capital of Camposol Holding Ltd. which Dyer Coriat Holding S.L. did not own (directly or indirectly) at that time. The squeeze-out was effective as of December 13, 2013. As of December 20, 2013, the shares of Camposol Holding Ltd. were delisted from Oslo Stock Exchange. In April 2014, the shareholders of Camposol Holding Ltd. voted to convert Camposol Holding Ltd., from a “Plc” (a public company limited by shares) to a “Limited” company (a private company limited by shares). On August 7, 2017, in anticipation of the Offering, the shareholders of Camposol Holding Ltd. voted to convert Camposol Holding Ltd. back to a “Plc”.

On September 10, 2014, following a stock option purchase agreement entered on September 10, 2013, Osterlin Luis Dyer Ampudia, William Paul Dyer Osorio, Sergio Ivan Dyer Osorio, Rodrigo Israel Dyer Fernandez and Yazmin Ellie Dyer Osorio, executed their option to purchase shares from Generación del Pacífico Grupo S.L. After the execution of the stock option purchase, Generación del Pacífico Grupo S.L. owned 82.6% of the total outstanding shares.

Our Principal and Selling Shareholders

The following table sets forth our share ownership prior to the offering, the number of shares being offered by our Selling Shareholders and the shares beneficially owned after the offering:

	Shares Beneficially Owned Prior to the Offering		Number of Shares being Offered	Shares Beneficially owned after the Offering
Generación del Pacífico Grupo S.L.(1)	27,194,027	82.6%
Osterlin Luis Dyer Ampudia	2,987,009	9.1%
Sergio Dyer Osorio	958,570	2.9%
William P. Dyer Osorio(2)	741,251	2.2%
Yazmin Dyer Osorio	653,961	2.0%
Rodrigo Dyer Fernandez	390,378	1.2%

Total	32,925,196	100.0%

(1)	A company owned and controlled by members of the Dyer Coriat family, including Samuel Barnaby Dyer Coriat, Piero Martin Dyer Coriat and Sheyla Dyer Coriat who serve as directors of the Company.
(2)	William P. Dyer Osorio serves as a director of the Company.

The address of our principal and selling shareholders is Av. El Derby 450, 4th Floor, Santiago de Surco, Lima Peru.

DESCRIPTION OF SHARE CAPITAL

The following is a summary of certain provisions of the Amended and Restated Articles of Association that we have adopted in connection with this Offering and the Cyprus law and the Second Amended and Restated Memorandum and Articles that will take effect upon the re-domiciliation insofar as they relate to the material terms of our Ordinary Shares. The term “shareholders” as used in these summaries in relation to our holding company refers to persons are current holders of one or more shares in the issued share capital of our holding company. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of our Amended and Restated Articles of Association, the Cyprus law and upon the re-domiciliation to The Bahamas, IBCA, the Securities Industry Act 2011 (“SIA”), the SIR and the Second Amended and Restated Memorandum and Articles of Association. Prospective investors are urged to read the complete form of our Amended and Restated Articles of Association and the Second Amended and Restated Memorandum and Articles of Association, which have been filed as an exhibit to our registration statement of which this prospectus is a part.

The Re-domiciliation

We are incorporated under the laws of Cyprus as a public company limited by shares. Our affairs are governed by our Amended and Restated Articles of Association, the Companies Law, Cap. 113 of Cyprus, as amended, which we refer to as the Cyprus Companies Law, and other applicable laws of Cyprus and any rules or regulations made thereunder. Our registered office is located at 2nd Floor, Sotiri Tofini 4 Agios Athanasios, Limassol 4102, Cyprus. Shortly after the transactions contemplated by this prospectus, we intend to change our jurisdiction of incorporation by discontinuing from the Republic of Cyprus and continuing as an international business company limited by shares under the laws of The Bahamas. Upon the re-domiciliation, our Amended and Restated Articles of Association will be amended and restated and our affairs will be governed by our Second Amended and Restated Memorandum Articles of Association, the IBCA, the SIA, the SIR and other applicable laws of The Bahamas. Our registered office will be located at Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, The Bahamas. We refer to this process as the “re-domiciliation”.

Notice of the shareholders’ resolution was made on             , 2017 in two daily newspaper in Cyprus of wide circulation with a copy of the publication being submitted Registrar of Companies within 14 days of publication. From the date of this notice, a three month objection period begins ending on             , 2017, where creditors of the Company may object before Cypriot courts to the re-domiciliation. Further, consent by the Registrar of Companies is conditional upon (a) all relevant fees regarding the application being paid; (b) no proceedings for dissolution, an arrangement, a compromise, insolvency or execution of a court judgment (or any analogous proceedings) have been initiated by or against the company in Cyprus or elsewhere; (c) that the Company has not contravened any of its duties or obligations under the Companies Law, Cap. 113; and (d) that the Company has paid all fees and completed all procedures relating to its business pursuant to the Companies Law, Cap. 113.

To effect the re-domiciliation under Bahamas law, resolutions of the Board of Directors and the shareholders approving, among other things, the re-domiciliation to The Bahamas, the Articles of Continuation, the Second Amended Memorandum and Articles of Association and the change of name of the Company were approved on             , 2017. The following documents must be filed with the Registrar of Companies in The Bahamas together with the prescribed fees (i) original or certified copies of the Board of Directors’ and shareholders’ resolutions; (ii) an apostilled copy of the Articles of Continuation containing the prescribed information, including, among other things the Second Amended and Restated Memorandum and Articles of Association which will take effect upon the re-domiciliation; (iii) the Second Amended and Restated Memorandum and Articles of Association which will take effect upon the re-domiciliation (iv) an apostilled copy of the certificate of formation under Cyprus law; (v) an apostilled copy of the Amended and Restated Memorandum and Articles of Association under Cyprus law; and (vi) an apostilled certificate of good standing issued by the Department of the Registrar of Companies in Cyprus. A Certificate of Continuance is generally issued within two to four weeks after the filing of the documents with Companies Registries. From the date of the issuance of the Certificate of Continuation, the Company will continue to be a corporate body incorporated under the IBCA, be capable of exercising all of the powers of an international business company incorporated under the IBCA and will no longer be treated as a company incorporated under the laws of Cyprus. Property of every description held by the Company prior to the re-domiciliation shall continue to be vested in the Company and the Company shall continue to be liable for all of its claims, debts, liabilities and obligations.

Since all required approvals in connection with the re-domiciliation have been granted prior to the Offering, the shareholders who purchase Ordinary Shares pursuant to this Offering will not need to take any action to effect the re-domiciliation. Additionally, there are no dissenter or other similar rights available to the shareholders in either Cyprus or The Bahamas in connection with the re-domiciliation.

Purpose and Share Capital

Our Amended and Restated Articles of Association state that the objects of our holding company include, among other things, the carrying on of investments and trade.

On August 7, 2017, our authorized share capital was U.S.$471,480 divided into 40,000,000 Ordinary Shares, each with a nominal value of U.S.$0.011787 per share. As of that date, our issued share capital was U.S.$388,089.30 divided into 32,925,197 shares, each with a nominal value of €0.01 (U.S.$0.011) per share. Upon the re-domiciliation, the authorized capital will be                 divided into                 Ordinary Shares with a par value of U.S.$0.011 per Ordinary Share.

Ordinary Shares

General

There are no limitations on the rights to own our Ordinary Shares, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on our Ordinary Shares under Cyprus Law or our Amended and Restated Articles of Association.

Following our re-domiciliation, there will be no limitations on any person who is not designated or deemed to be a “resident” of The Bahamas for the purposes of the Exchange Control Regulations of The Bahamas (the “ECR”) to hold or exercise voting rights on our Ordinary Shares. Any person who is “resident” of The Bahamas for the purpose of the ECR requires the prior approval of the Central Bank of The Bahamas to hold our Ordinary Shares.

Voting Rights

Holders of our Ordinary Shares are entitled to one vote per share.

Every shareholder will have:

•	one vote for every ordinary share such shareholder holds on a show of hands; and

•	one vote for every ordinary share such shareholder holds on a poll.

Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by:

•	the chairman of such meeting;

•	at least three shareholders having the right to vote at the meeting;

•	one or more shareholders representing in aggregate at least 10% of the total voting rights of all shareholders having a right to vote at such meeting; or

•	one or more shareholders holding shares in the Company conferring a right to vote at such meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth (1/10) of the total sum paid up on all the shares conferring that right.

Upon the re-domiciliation, under the Second Amended and Restated Memorandum and Articles, a poll may be demanded by:

•	the chairman if he shall have any doubt as to the outcome of any resolution put to the vote at any meeting; or

•	if the chairman fails to take a poll in the circumstances described above, any shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote.

Each shareholder is entitled to attend general meetings, to address the meeting and to exercise any voting rights such shareholder may have.

If the Company is treated as a “public issuer” under the SIA upon the re-domiciliation, any shareholder may submit notice of a proposal to be discussed at any shareholder’s meeting at least 60 days before the date of the relevant meeting. However, any proposal including nominations for the election of directors must be signed by at least 5% of the shares of the Company entitled to vote at the meeting. The Company will be treated as “public issuer” if it is required to comply with Prospectus Filing Requirement under the SIA.

A corporate shareholder may, by resolution of its directors or other governing body, authorize a person to act as its representative at general meetings and that person may exercise the same powers as the corporate shareholder could exercise if it were an individual shareholder. No shareholder is entitled to vote at any general meeting unless all calls and other amounts payable by such shareholder in respect of shares have been fully paid.

Shareholders may attend meetings in person or be represented by proxy authorized in writing.

The instrument appointing a proxy shall be in writing under the hand of the appointer or of his attorney duly authorized in writing, or, if the appointer is a corporation, either under seal, or under the hand of an officer or attorney duly authorized. Following the re-domiciliation, the proxy must be substantially in the form set out in the Second Amended and Restated Memorandum and Articles or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the shareholder appointing the proxy and in compliance with any requirements imposed by applicable law, any registrar and transfer agent appointed by the Company or any exchange on which the shares are listed. A proxy does not need to be a shareholder.

The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarial certified copy of that power or authority shall, prior to the re-domiciliation, be deposited at our registered office or at such other place within Cyprus as is specified for that purpose in the notice convening the meeting at any time before the time for holding the meeting or adjourned meeting, at which the person named in the instrument proposes to vote, or, in the case of a poll, at any time before the time appointed for the taking of the poll, and in default the instrument of proxy shall not be treated as valid. Following the re-domiciliation, the proxy will have to be produced at the place appointed for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote.

We have not provided for cumulative voting for the election of directors.

Dividends

Under the Cyprus Companies Law and our Amended and Restated Articles of Association, dividends may only be paid out of profits after tax. Dividends may be declared at a general meeting of shareholders, but no dividend may exceed the amount recommended by the directors. In addition, the directors may on their own declare and pay interim dividends.

No distribution of dividends may be made when, on the closing date of the last financial year, the net assets, as set out in our annual accounts are, or following such a distribution would become, lower than the amount of the issued share capital and those reserves which may not be distributed under law or our Amended and Restated Articles of Association.

Interim dividends can only be paid if interim accounts are drawn up showing that funds available for distribution are sufficient and the amount to be distributed may not exceed the total profits made since the end of the financial year for which the annual accounts have been drawn up, plus any profits transferred from the last financial year and the withheld funds made of the reserves available for this purpose, minus any losses of the previous financial years and funds which must be put in reserve pursuant to the requirements of the law and our Amended and Restated Articles of Association.

Under Bahamian law, the Company will only be able to declare dividends if the directors are satisfied that immediately after the payment of the dividend (i) the Company will be able to satisfy its liabilities as they become due in the ordinary course of business and (ii) the realizable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in its books of account and its issued and outstanding share capital. Following the re-domiciliation, dividends may be declared and paid by a resolution of the shareholders in an amount which does not exceed that recommended by the Board of Directors.

Moreover, for so long as the 2021 Secured Notes of Camposol S.A. are outstanding, we have limitations on declaring or paying dividends other than dividends payable in Ordinary Shares or in options, warrants or other rights to acquire shares of our capital stock if certain conditions are not met, including among other, conditions relating to our indebtedness, net income and whether a default under the 2021 Secured Notes has occurred. The 2021 Secured Notes mature on July 15, 2021.

Pre-emption Rights

Under the Cyprus Companies Law, each existing shareholder has a right of pre-emption to subscribe for any new shares to be issued by the Company in cash in proportion to the aggregate number of such shares of such shareholder, except that there are no obligatory pre-emption rights with respect to shares issued for non-cash consideration.

Under our Amended and Restated Articles of Association, we have to notify all shareholders in writing of the number of Ordinary Shares which the shareholders are entitled to acquire and the time period within which the offer, if not accepted, shall be deemed to have been rejected.

Each shareholder will have no less than 14 days following its receipt of the notice of the offer to notify us of its desire to exercise its pre-emption right on the same terms and conditions proposed in the notice. If all the shareholders do not fully exercise all their pre-emption rights, the Board of Directors may decide to offer and sell the remaining shares to third parties on terms not more favorable than those indicated in the notice.

Shareholders’ pre-emption rights may be waived by a resolution adopted by a majority of two-thirds of the votes corresponding either to the represented securities or to the represented issued share capital if less than half of the issued share capital is represented and a simple majority when at least half of the issued share capital is represented . In connection with such waiver, the Board of Directors must present a written report indicating the reasons why the right of pre-emption should be waived and justifying the proposed issue price.

No statutory preemption rights are conferred upon our shareholders under Bahamian law.

Variation of Rights

Under the Cyprus Companies Law and our Amended and Restated Articles of Association, generally any change to the amount of our share capital, the division of our share capital into additional classes, or any change to the rights attached to any class of shares must be approved by a separate vote of each class of shares affected by the change. Variation of class rights requires approval by a majority of two-thirds of the votes corresponding either to the represented securities or to the represented issued share capital if less than half of the issued share capital is represented and a simple majority when at least half of the issued share capital is represented. Members voting against the variation of that class, who between them hold or represent 15% of the issued shares of that class, may apply to the court to set aside the variation.

Under Bahamian law, the rights attaching to each class of shares of an international business company may be varied in accordance with the provisions of the Second and Amended and Restated Memorandum and Articles of Association.

Alteration of Capital

The following alterations to our share capital may be effected by approval of a majority of two-thirds of the votes corresponding either to the represented securities or to the represented issued share capital if less than half of the issued share capital is represented and by simple majority when at least half of the issued share capital is represented at a general meeting of our shareholders:

•	an increase in our authorized share capital;

•	the consolidation and division of any or all of our shares into shares representing a greater proportion of our share capital each;

•	the subdivision of all or part of our shares; and

•	the cancellation of any shares that have not been taken by any person at the date of the passing of the resolution.

We may also, by special resolution of a general meeting of shareholders, reduce our share capital, any capital redemption reserve account or any share premium account. Following the adoption of a special resolution for the reduction of capital, a company must apply to the Cypriot court for ratification of such special resolution. The Cypriot court shall take into account the position of the creditors of the company in deciding whether to ratify the resolution. Once the court ratifies the resolution, the court order, together with the special resolution, are filed with the Cyprus Registrar of Companies.

Under Bahamian law, the capital of the Company may be increased by resolution of directors by transferring an amount out of the surplus of the Company to capital. The capital may by resolution of the Board of Directors be reduced by:

•	returning to members any amount received by the Company upon the issue of any of its shares, the amount being surplus to the requirements of the Company;

•	cancelling any capital that is lost or not represented by assets having a realizable value; or

•	transferring capital to surplus for the purpose of purchasing, redeeming or otherwise acquiring shares that the directors have resolved to purchase, redeem or otherwise acquire.

No reduction of capital shall be effected:

(i) that reduces the capital to an amount that immediately after the reduction is less than the aggregate par value of all outstanding shares with par value and all shares with par value held by the Company as treasury shares and the aggregate of the amounts designated as capital of all outstanding shares without par value and all shares without par value held by the Company as treasury shares that are entitled to a preference, if any, in the assets of the Company upon liquidation of the Company; and

(ii) unless the directors determine that immediately after the reduction the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and that the realizable value of the assets of the Company will not be less than its total liabilities, other than deferred taxes, as shown in the books of the Company and its remaining issued and outstanding share capital.

Issuance of Shares

The Amended and Restated Articles of Association provide for a possibility to issue multiple classes of shares and the share capital of the Company may be divided into multiple classes of shares. The general meeting may, pursuant to the Amended and Restated Articles of Association, grant authority to the Board of Directors to issue and allot new shares out of the authorized but unissued share capital of the company for a period of a maximum of five years subject to any pre-emption rights in the Amended and Restated Articles of Association. Such power may be renewed one or more times by the general meeting for a period of time of a maximum of five years each time.

Upon the re-domiciliation, the Second Amended and Restated Memorandum and Articles of Association will provide that subject to the provisions thereof and to any resolution of shareholders, the unissued shares of the Company shall be at the disposal of the directors who may without prejudice to any rights previously conferred on the holders of any existing shares or class or series of shares offer, allot, grant options over or otherwise dispose of shares to such persons, at such times and upon such terms and conditions as the Company may by resolution of directors determine.

Buyback of Shares

The company may, subject to certain statutory requirements, terms and conditions, buyback shares in its issued share capital not exceeding 10% in nominal value of the entire issued share capital of the company. We do not expect, however, to initiate a buyback of shares prior to the re-domiciliation or in the near future.

Under Bahamian law, the Company may purchase, redeem or otherwise acquire and hold its own shares but no purchase, redemption or other acquisition shall be made unless the directors determine that immediately after the purchase, redemption or other acquisition, the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realizable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account. The foregoing determination will not be required where shares are purchased, redeemed or otherwise acquired (a) pursuant to a right of a member to have his shares redeemed or to have his shares exchanged for money or other property of the Company, (b) in exchange for newly issued shares in the Company, (c) by virtue of the provisions of Section 81 of the IBCA or (d) pursuant to an order of the court.

Resolutions

Cyprus Companies Law names three types of resolutions that may be submitted to a shareholder vote: ordinary resolutions, extraordinary resolutions and special resolutions.

There is no definition in the Cyprus Companies Law of ordinary resolution. An ordinary resolution must be approved by a majority vote of shareholders having voting rights present at the meeting, voting in person or through a proxy and the company must provide at least 14-days advance notice of such meeting to shareholders.

The Cyprus Companies Law defines extraordinary resolutions and special resolutions. An extraordinary resolution must be approved by at least 75% of shareholders having voting rights present at the meeting, voting in person or through a proxy of which notice specifying the intention to propose the resolution as an extraordinary resolution (that provides at least 14-days advance notice) has been duly given. A special resolution must be approved by at least 75% of shareholders having voting rights present at the meeting, voting in person or through a proxy and the company must provide at least 21-days advance notice of such meeting to shareholders.

A special resolution is required, among other things, to amend the Amended and Restated Articles of Association, to change the name of the company, to reduce company’s share capital and to amend the objectives of the company.

Certain resolutions such as a resolution waiving preemption rights in respect of a fresh issue of shares for a cash consideration or a resolution altering our share capital require a majority of two-thirds of the votes corresponding either to the represented securities or to the represented issued share capital if less than half of the issued share capital is represented and a simple majority when at least half of the issued share capital is represented.

Under Bahamian law, resolutions of the shareholders may be passed at a duly constituted meeting or in writing. Unlike the laws of Cyprus, there are no ordinary, extraordinary or special resolutions. The Second Amended and Restated Memorandum and Articles of Association will provide for resolutions of shareholders to be passed by simple majority.

Meetings of Shareholders

We are required to hold an annual general meeting of shareholders each year on such day and at such place as the directors may determine. The directors may, whenever they think fit, decide to convene an extraordinary general meeting. Under Cyprus Companies Law, extraordinary general meetings can also be convened by the requisition of shareholders holding at the date of the deposit of the requisition at least 10% of such of the paid in capital of the company as at the date of the deposit carries the right of voting at general meetings of the company.

Annual general meetings and meetings where a special resolution will be proposed can be convened by the Board of Directors by issuing a notice in writing specifying the matters to be discussed at least 21 days prior to the meeting. All other general meetings may be convened by the board by issuing a written notice at least 14 days prior to the meeting. Meetings may be called by shorter notice and shall be deemed to have been duly called if it is so agreed:

•	in the case of an annual general meeting, by all the shareholders entitled to attend and vote; and

•	in the case of any other meeting, by shareholders representing a majority in number of the shareholders entitled to attend and vote at the meeting and that hold at least 95% in nominal value of the shares entitled to vote at the meeting.

Pursuant to our Amended and Restated Articles of Association, we may give notice to a shareholder either personally or by sending it by post, email, fax to the intended recipient or to such shareholder’s registered address. Where a notice is sent by post, service of the notice shall be deemed effected provided that it has been properly mailed, addressed, and posted, at the expiration of twenty-four (24) hours after same is posted. Where a notice is sent by fax or electronic mail , service of the notice shall be deemed to be effected as soon as it is sent, provided, in the event of email, there is no notification of non-receipt, and in the event of fax, there will be the relevant transmission confirmation.

We may give notice to the joint shareholders of a share by giving the notice to the joint shareholder first named in the register of members in respect of the share. We may give notice to the persons entitled to a share in consequence of the death or bankruptcy of a shareholder by sending it through the post in a prepaid letter addressed to them by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like descriptions, at the address, if any, supplied for the purpose by the persons claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

Notice of every general meeting shall be given in any manner described above to:

•	every shareholder except those shareholders who have not supplied us a registered address for the giving of notices to them;

•	every person upon whom the ownership of a share devolves by reason of his being a legal personal representative or a trustee in bankruptcy would be entitled to receive notice of the meeting; and

•	our auditor.

No other person shall be entitled to receive notices of general meetings.

The quorum for a general meeting will consist of at least three shareholders, present in person or by proxy. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to the same day of the next week, at the same time and place or on such other day and at such other time and place as the Board of Directors may determine and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present in person or by proxy and entitled to vote, shall constitute a quorum.

Subject to the provisions of the Cyprus Companies Law, a resolution in writing signed by all the shareholders entitled to receive notice of and to attend and vote at general meetings (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting duly convened and held.

There is no requirement under Bahamian law for the Company to hold annual general meetings. However, the Second Amended and Restated Memorandum and Articles of Association will provide for an annual general meeting to be held on such day or days as the directors determine. The directors of the Company may convene meetings of the shareholders of the Company at such times and in such manner and places within or outside The Bahamas as the directors consider necessary or desirable.

The minimum notice period for a shareholders’ meeting is 7 days. However, the memorandum and articles may provide for a longer notice period. The Second Amended and Restated Memorandum and Articles of Association will provide for 7 days’ notice. Upon the written request of shareholders holding 50% or more of the outstanding voting shares in the Company, the directors must convene a shareholders’ meeting. A meeting of shareholders may be held in contravention of the requirement to give notice if members holding not less than 90% of (a) the total number of shares of the members entitled to vote on all matters to be considered at the meeting, or (b) the votes of each class or series of shares where members are entitled to vote thereon as a class or series together with an absolute majority of the remaining votes, have waived notice of the meeting; and for this purpose presence at the meeting shall be deemed to constitute waiver. The directors may fix a record date for determining the shareholders who are entitled to vote at the meeting. Notice of each meeting of the shareholders shall be given to those persons whose names on the date of the notice is given appear as shareholders in the Share Register of the Company on the relevant record date and are entitled to vote at the meeting.

The Second Amended and Restated Memorandum and Articles of Association will provide that the quorum for a meeting of shareholders shall be at least 50% of the shares or class or series of shares entitled to vote at the meeting, present in person or represented by proxy.

The Second Amended and Restated Memorandum Articles of Association will also provide that if within one hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholder, shall be dissolved; in any other case it shall stand adjourned to the next business day at the same time and place and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy shareholders representing not less than 1/3 of the votes of the shares or each class or series of shares entitled to vote on the resolutions to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

An action that may be taken at a meeting may also be taken by written resolution of a majority of the shareholders entitled to vote thereon. However, if any written resolution of shareholders is adopted otherwise than by the unanimous written consent of all shareholders, a copy of such resolution shall forthwith be sent to all shareholders who shall not have had the opportunity of consenting or objecting to such resolution.

Inspection of Books and Records

Under the Cyprus Companies Law and our Amended and Restated Articles of Association, our directors are required to cause accounting books to be properly maintained with respect to:

•	all sums of money received and expended by us and the matters in respect of which the receipt and expenditure takes place;

•	all sales and purchases of goods by us; and

•	our assets and liabilities.

Proper books shall not be deemed to be kept if there are not kept such books of account as are adequate to give a true and fair view of our affairs and to explain our transactions.

No shareholder (other than a shareholder who is also a director) will have any right of inspecting any of our accounts or books or documents except as conferred by statute or authorized by the directors or by our shareholders in general meeting.

According to Cyprus Companies Law, every company shall keep at its registered office a register of directors and secretary, a register of its members, a register of debentures and a register of charges and mortgages. These registers shall, except when these are duly closed, during business hours (subject to such reasonable restrictions as the company may by its articles or in general meeting impose, so that not less than two hours in each day are allowed for inspection) be open to the inspection of any shareholder without any charge.

The books containing the minutes of proceedings of any general meeting of a company shall be kept at the registered office of the company, and shall during business hours (subject to such reasonable restrictions as the company may by its articles or in general meeting impose, so that not less than two hours in each day are allowed for inspection) be open to the inspection of any shareholder without charge.

Furthermore, any shareholder and any holder of debentures of a company are entitled to be furnished on demand, without charge, with a copy of every balance sheet of the company, including every document required by law to be annexed thereto, together with a copy of the auditors’ report of the balance sheet.

Under Bahamian law, the Company must keep proper books of account to reflect the financial position of the Company in relation to:

•	all sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure takes place;

•	all sales and purchases of lands, goods and services by the Company; and

•	the assets and liabilities of the Company.

For this purpose, the accounts must (a) correctly explain all transactions, (b) enable the financial position of the Company to be determined with reasonable accuracy at any time, (c) allow financial statements to be prepared and (d) include the underlying documentation, including invoices, contracts and receipts, necessary to facilitate (a), (b) and (c). Accounting records must be kept by the Company for a minimum period of five (5) years from the date of the transaction to which such records relate.

The Company must also keep a declaration at its Registered Office in The Bahamas stating that it is maintaining reliable accounting records and such records shall be marked available to its Registered Agent. A copy of the declaration must be filed with the Companies Registry within 90 days of the re-domiciliation.

The following documents must be kept at the Company’s Registered Office in The Bahamas: (i) a copy of the Second Amended and Restated Memorandum and Articles of Association and all amendments thereto, (ii) a Register of Directors and Officers, (iii) the Share Register and (iv) an imprint of the common seal. The Share Register and the Register of Directors and Officers must contain the prescribed information and may be in such form as the directors approve. However, if the Share Register or the Register of Directors and Officers are in electronic or other data storage form, the Company must be able to produce legible evidence of their contents.

If the Company is not granted an exemption from the Prospectus Filing Requirement and is treated as a “public issuer” for the purposes of the SIA, the Share Register of a public issuer of the Company must (i) be open to inspection for a reasonable time each day at no charge to shareholders and upon payment of the prescribed fee to any other person and (ii) be produced at the commencement of the annual general meeting and be kept open and accessible during the meeting to any person attending.

If the Company obtains an exemption from the SCB from the Prospectus Filing Requirement and is not treated as a “public issuer”, any shareholder of the Company may in person, or by attorney and in furtherance of a proper purpose, request to inspect the Share Register of the Company in writing, specifying the purpose, during normal business hours. The Company may refuse the request if, by resolution of directors, they determine that such inspection would not be in the best interest of the Company. The shareholder then has 90 days to apply to the court for an order to allow the inspection.

A copy of the Register of Directors and Officers must be filed with the Companies Registry in The Bahamas and is open to inspection by members of the public during the official opening hours of the Companies Registry.

A shareholder of the Company may, in furtherance of a proper purpose, request in writing to inspect during normal business hours the books, records, minutes and consents kept by the Company and to make copies of extracts therefrom. The Company may refuse the request if, by resolution of directors, they determine that such inspection would not be in the best interest of the Company. The shareholder then has 90 days to apply to the court for an order to allow the inspection.

Interested Directors

A director who is in any way directly or indirectly interested in a contract or proposed contract with us shall declare the nature of his interest at a meeting of the directors in accordance with the Cyprus Companies Law. Directors who have an interest in any contract or arrangement shall not have the right to vote (and shall not be counted in the quorum).

Under the Second Amended and Restated Memorandum and Articles of Association, a Director who is in any way interested in a contract or proposed contract with the Company will be required to declare all material facts of the interest at a meeting of the Board of Directors. Further a Director will not be permitted to vote in respect of any contract or arrangement in which he is interested, and if he shall do so, his vote shall not be counted, nor shall he be counted in the quorum present at the meeting.

Notification of Shareholdings by Directors and Substantial Shareholders

There is no requirement under the Amended and Restated Articles of Association of our company or Cyprus Companies Law for the notification of shareholdings by our directors and substantial shareholders. As none of our securities are listed on a regulated market in Cyprus or the European Union, there are no notification requirements under relevant Cyprus and European Union legislation. Applicability of Cyprus Takeover Law and European Union Takeover Directive.

If the Company is treated as a “public issuer” under the SIA upon the re-domiciliation, insiders of the Company who (a) own or control shares of the Company or (b) own or control, or have entered into a transaction involving a security the value of which is derived from or varies materially with the value or market price of a security of the Company, must within five days, file a report with the SCB in the prescribed form disclosing the insider’s direct or indirect beneficial ownership or control of shares of the Company. For this purpose an “insider” includes, (a) a director, senior officer or significant security holder of the Company or (b) a director or senior officer of a subsidiary of the Company, or of a significant security holder of the Company, if the director or senior officer’s responsibilities routinely provide the individual with access to inside information about the Company. A “significant security holder” is any person who (a) owns or controls 10% or more of any class of the person’s voting securities or (b) is able to affect materially the control of the persons, whether alone or by acting in concert with another person.

Applicability of Cyprus Takeover Law and European Union Takeover Directive

As none of our securities are listed on a regulated market in Cyprus or the European Union, neither the Cyprus Takeover Law nor the European Union’s Takeover Directive apply to purchases of our shares.

Differences in Corporate Law

The following chart summarizes certain material differences between the rights of holders of our Ordinary Shares and the rights of holders of our Ordinary Shares under Bahamian law once the re-domiciliation is completed.

	Cyprus Law	Bahamian Law
General Meetings

We are required to hold an annual general meeting of shareholders each year on such day and at such place as the directors may determine. The directors may, whenever they think fit, decide to convene an extraordinary general meeting.

Extraordinary general meetings may be convened by requisition of shareholders holding at the date of the deposit of the requisition at least 10% of such of the paid up share capital of the company as at the date of the deposit carries the right of voting at general meetings of the company and if the company fails, within 21 days from the date of the requisition, to call a meeting the requisitionists (or any of them representing more than 50% of the total voting rights of all of them), themselves convene a meeting but any meeting so convened shall not be held after the expiration of three months from the said date. If the company fails to hold its annual general meeting, it may be subject to fines and it may be ordered to hold a meeting by the Council of Ministers.

We are not required to hold an annual general meeting. However, the Second Amended and Restated Memorandum and Articles of Association will provide for an annual general meeting to be held on such day or days as the directors determine.

The directors of the Company may convene meetings of the shareholders of the Company at such times and in such manner and places within or outside The Bahamas as the directors consider necessary or desirable.

Upon the written request of shareholders holding 50% or more of the outstanding voting shares in the Company, the directors must convene a shareholder’s meeting.

Quorum Requirements for General Meetings	The Cyprus Companies Law provides that a quorum at a general meeting of shareholders may be fixed by the articles of association otherwise a quorum consists of three members. Our articles provide a quorum required for any general meeting consists of three shareholders, present in person or by proxy.	The quorum for a meeting of the shareholders of a Bahamian international business company is that set by its memorandum or articles of association. However, if none is set, the quorum is shareholders representing one half of the shares of each class. Our Second Amended and Restated Memorandum and Articles of Association will provide that a quorum will be present if there are shareholders representing one half of the votes of the shares of each class or series entitled to vote on the resolutions of shareholders to be considered at the meeting.

Resolutions

The Cyprus Companies Law names three types of resolutions that may be submitted to a shareholder vote: ordinary resolutions, extraordinary resolutions and special resolutions.

An ordinary resolution must be approved by a simple majority vote of shareholders having voting rights present at the duly quorate meeting, voting in person or through a proxy. An ordinary resolution is required to take any action other than those actions for which either an extraordinary resolution or a special resolution is required.

An extraordinary resolution must be approved by at least 75% of shareholders having voting rights present at the duly quorate meeting, voting in person or through a proxy.

A special resolution must be approved by at least 75% of shareholders having voting rights present at the duly quorate meeting, voting in person or through a proxy.

A special resolution is required for, among others, the following actions to be taken:

•    alteration of the objects of the company, subject to the approval of a court;

Under Bahamian law, shareholder resolutions may be passed at a duly convened meeting or in writing.

A resolution of shareholders may be passed by a simple majority at or such larger majority as specified in the memorandum and articles (i) at a duly convened meeting of the votes of the shareholders present and voting at the meeting and entitled to vote thereon or (ii) by written consent.

The approval of shareholders is required to approve any sale, transfer, lease, exchange or other disposition of 50% or more by value of the assets of the Company if not made in the usual manner or regular course of the business carried on by the Company.

Subject to any limitations in its memorandum and articles, the Company may voluntarily commence to wind up and dissolve by resolution or members or resolution of directors.

Amendments to the memorandum and articles of association must be approved by resolution of members unless the memorandum and articles permit such amendments to be approved by resolution of directors.

•    alteration of the articles of association;

•    alteration of the name of the company, subject to the approval of the Registrar of Companies;

•    alteration of the memorandum of association (this one is same with the alteration of objects—subject to the approval of a court);

•    removing limits on the potential liability of directors, if authorized by the Articles of Association;

•    reduction of capital, subject to the approval of a court;

•    to effect a winding up by a court;

•    to wind up the company voluntarily;

•    reconstruction and amalgamation of a company; and

•    cross border merger.

An extraordinary resolution is required for the following actions to be taken:

•    to wind up the company voluntarily because it cannot continue its business due to its liabilities;

•    to sanction the exercise by the liquidator of its various powers provided for in Section 233;

•    to sanction any arrangement with the company’s creditors;

•    in a member’s voluntary winding up, disposing off of the company’s and the liquidator’s books and papers; and

•    certain resolutions such as a resolution waiving preemption rights in respect of a fresh issue of shares for a cash consideration or a resolution altering our share capital requiring a majority of two-thirds of the votes corresponding either to the represented securities or to the represented issued share capital if less than half of the issued share capital is represented and a simple majority when at least half of the issued share capital is represented.

Removal of Directors

Under the Cyprus Companies Law, any director may be removed by an ordinary resolution, provided a special notice of 28 days prior to the general meeting of the shareholders at which it is moved has been given. The director concerned must receive a copy of the notice of the intended resolution and that director is entitled to be heard on the resolution at the meeting.

The director concerned may make representations either orally or in writing to the company, not exceeding reasonable length, and require that the shareholders of the company be notified of such representations either via advance notice or at the shareholders’ meeting, unless a court in Cyprus determines that such rights are being abused to secure needless publicity for a defamatory matter.

Such removal shall be without prejudice to any claim such director may have for damages for breach of any contract of service between him and the company.

Under Bahamian law, subject to any limitations in the memorandum or articles of association or any unanimous shareholders agreement, a director may be removed from office, with or without cause, by a resolution of members.

Directors’ Fiduciary Duties

Under Cyprus law, the directors of a company have certain duties towards the company and its shareholders. These duties consist of statutory duties and common law duties.

Statutory duties under the Cyprus Companies Law include, among others, the duty to cause the preparation of the financial accounts in accordance with International Accounting Standards and the disclosure of directors’ salaries and pensions in the company’s accounts or in a statement annexed thereto.

In general, the directors of a Cyprus company owe a duty to manage the company in accordance with the provisions of applicable law and within the regulations of the memorandum and articles of association of the company and failure to do so will lead to the directors being liable for breach of their fiduciary duties. In addition, directors must disclose any interests that they may

Under Bahamian law, a director of a Bahamian company owes fiduciary duties to the company and is subject to statutory duties imposed under the IBCA.

The directors owe a statutory duty and common law duty to act honestly, in good faith with a view to the best interests of the Company and to exercise the care skill and diligence that a reasonably prudent person would exercise in comparable circumstances. They are also required to exercise their powers for a proper purpose, remain within the scope of the powers conferred upon them, not put themselves in a position where their personal interests conflict with their duty to the Company and must not without the informed consent of the Company, use for their own profit, the Company’s assets, opportunities or information.

have. They have a statutory duty to avoid any conflict of interest. This duty is imposed on those directors, who are either directly or indirectly interested in a contract or proposed contract with the company. Failure to reveal the nature of their interest at a meeting of directors would result in the imposition of a fine and, potentially, it can also cause a relevant resolution to be invalid and make a relevant director liable to the company for breach of duty. Directors also have a duty to conduct the affairs of the company in a manner that is not oppressive to some part of the members.

In addition, according to common law, directors must act in accordance with their duty of good faith and in the best interests of the company. They must exercise their powers for the particular purposes of which they were conferred and not for an extraneous purpose (for a proper purpose) and must display a reasonable degree of skill that may be expected from a person of his knowledge and experience.

Cumulative Voting	The company’s articles of association can contain provisions in relation to cumulative voting. Our Amended and Restated Articles of Association do not contain provision on cumulative voting.	The concept of cumulative voting is not contained in the IBCA.

Shareholder Action by Written Consent	According to the Amended and Restated Articles of Association of the Company, a resolution in writing signed by all the shareholders then entitled to receive notice of and to attend and vote at general meetings shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.	Subject to any limitations in the memorandum and articles, an action that may be taken at any meeting of members may also be taken by a resolution of members consented to in writing without the need for any notice.

Business Combinations	The Cyprus Companies Law provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholder or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers.	Any sale, transfer, lease, exchange or other disposition of 50% or more by value of the assets of the Company if not made in the usual manner or regular course of the business carried on by the Company, must be approved by resolution of members.

Under Cyprus Companies Law, arrangements and reconstructions, require:

•    the approval at a shareholders’ or creditors’ meeting convened by order of the court, representing a majority in value of the creditors or class of creditors or in number of votes of members or class of members, as the case may be, present and voting either in person or by proxy at the meeting; and

•    the approval of the court.

The Cyprus Companies Law allows for the merger of public companies as follows: (a) merger by absorption of one or more public companies by another public company; (b) merger of public companies by way of incorporation of a new public company; and (c) fragmentation of public companies meaning (i) fragmentation by way of absorption and (ii) fragmentation by way of incorporation of new companies. These transactions require, inter alia (and subject to requirements of other sections of the Cyprus Companies Law):

•    a majority in value of the creditors or class of creditors or in number of votes members or class of members, as the case may be, present and voting either in person or by proxy at the meeting;

•    the directors of the companies to enter into and to approve a written reorganization or division plan, as applicable

•    the directors of the companies to prepare a written report explaining the terms of the transaction; and

•    the approval of the court.

The Cyprus Companies Law provides for the cross border merger between Cyprus companies and companies registered in another European Union jurisdiction.

The IBCA allows the merger or consolidation of two or more a Bahamian international business companies or one or more international business companies with a foreign company.

The merger or consolidation and the written plan of merger or consolidation containing the prescribed information must be approved by the directors and shareholders of each of the constituent companies.

Interested Shareholders	There are no equivalent provisions under the Cyprus Companies Law relating to transactions with interested shareholders. However, such transactions must be in the corporate interest of the company.	There are no equivalent provisions under the IBCA.

Limitations on Personal Liability of Directors	Under the Cyprus Companies Law, a director who vacates office remains liable, subject to applicable limitation periods, under any provisions of the Cyprus Companies Law that impose liabilities on a director in respect of any acts or omissions or decisions made while that person was a director.	Under Bahamian law, a director who vacates office remains liable under Bahamian law for any breach of duty or acts or omissions whilst such person was a director, until the expiration of the relevant limitation period.

Indemnification of Directors and Officers	Under the Cyprus Companies Law, a director shall be indemnified out of the assets of the company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or in which he is acquitted or under a court application under which relief is granted to him by the court.	Under Bahamian law, an international business company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal or administrative proceedings against any person who is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil or administrative, by reason of the fact that the person is or was a director or an officer of the company, provided that the person acted honestly and in good faith with a view to the best interests of the company.

Appraisal Rights	There is no general concept of appraisal rights under the Cyprus Companies Law, although there are instances when a shareholder’s shares may have to be acquired by another shareholder at a price ordered by the court. One such example is where a shareholder complains of oppression.	A shareholder in a Bahamian international business company who dissents from certain corporate transactions, including, (i) a consolidation, (ii) a merger, unless the company in which he is a shareholder will be the surviving company and the shareholder will continue to hold the same or similar shares or (iii) a sale, transfer, lease, exchange or other disposition of 50% of the assets or business of the company, if not made in the usual or regular course of business of the company is entitled to the payment of the fair value of his shares, subject to compliance with the provisions of section 83 of the IBCA.

Shareholder Suits	Under the Cyprus law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company	Under Bahamian law, generally, the company rather than its shareholders is the proper plaintiff in an action in respect of a wrong alleged to be done to the

	or where there is an irregularity in the company’s internal management. Notwithstanding this general position, the Cyprus law provides that a court may, in a limited set of circumstances, allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company).	corporation. However, there are a number of exceptions where a shareholder may bring a derivative action in the name of the company in limited circumstances; for example, (i) if the company is engaging in an illegal or ultra vires activity, (ii) if the personal rights of shareholders have been infringed, (iii) in the event of a wrong of a fundamental nature that is not rectifiable, e.g., the removal of a shareholder’s right to vote or (iv) if there is a fraud on minority by those in control of the company, i.e., where there is an abuse or fraudulent or negligent use of power by a director or substantial shareholder of the company who is in a control of the company, in a manner that benefits themselves at the expense of the company.

Inspection of Books and Records	A shareholder and any holder of debentures of a company are entitled to be furnished on demand, without charge, with a copy of the last balance sheet of the company, including every document required by law to be annexed thereto, together with a copy of the auditors’ report on the balance sheet.

All shareholders of a Bahamian international business company have the right, in furtherance of a proper purpose, to request in writing to inspect during normal business hours the Share Register, books, records, minutes and consents kept by the company and to make copies of extracts therefrom. The company may refuse the request if, by resolution of directors, they determine that such inspection would not be in the best interest of the company. The shareholder then has 90 days to apply to the court for an order to allow the inspection.

In the case of a company which is a “public issuer” for the purposes of the SIA, the Share Register must (i) be open to inspection for a reasonable time each day at no charge to shareholders and upon payment of the prescribed fee to any other person and (ii) be produced at the commencement of the annual general meeting and be kept open and accessible during the meeting to any person attending.

The Register of Officers and Directors must be filed at the Companies Registry.

Variation of Rights of Shares	Under the Cyprus Companies Law, generally any change to the amount of	Under Bahamian law, the rights attaching to each class of shares may be varied in accordance with the provisions of the memorandum and articles.

the company’s share capital, the division of the company’s share capital into additional classes, or any change to the rights attached to any class of shares in case the share capital of the company is divided into different classes of shares must be approved by a separate vote of each class of shares affected. The decision is passed by a majority of two-thirds of the votes corresponding either to the represented securities or to the represented issued share capital. When at least half of the issued share capital is represented a simple majority will suffice.

Amendment of Governing Documents

Under the Cyprus Companies Law a company may alter the objects contained in its memorandum by a special resolution of the shareholders of the company and the alteration shall not take effect until, and except in so far as, it is confirmed on petition by a court in Cyprus.

The articles of association of a company may be altered or additions may be made to it by special resolution of the shareholders of the company.

Under Bahamian law, the memorandum and articles of an international business company may be amended by resolution of shareholders, or where permitted by its memorandum or articles, by resolution of directors.

A certified copy of the amendment to the memorandum or articles must be filed with the Companies Registry in order for the amendment to take effect.

Dividends and Repurchases

Under the Cyprus Companies Law and our Articles of Association, dividends may only be paid out of profits after tax. Dividends may be declared at a general meeting of shareholders, but no dividend may exceed the amount recommended by the directors. In addition, the directors may on their own declare and pay interim dividends.

No distribution of dividends may be made when, on the closing date of the last financial year, the net assets, as set out in our Company’s annual accounts are, or following such a distribution would become, lower than the amount of the issued share capital and those reserves which may not be distributed under law or our Amended and Restated Articles of Association.

Interim dividends can only be paid if interim accounts are drawn up showing

The IBCA permits an international business company to declare and pay dividends if the directors are satisfied that immediately after the payment of the dividend (i) the company will be able to satisfy its liabilities as they become due in the ordinary course of business and (ii) the realizable value of the assets of the company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in its books of account and its issued and outstanding share capital.

An international business company may

purchase, redeem or otherwise acquire and hold its own shares but no purchase, redemption or other acquisition is permitted unless the directors determine that immediately after the purchase, redemption or other acquisition the company will be able to satisfy its liabilities as they become due in the that funds available for distribution are sufficient and the amount to be distributed may not exceed the total profits made since the end of the last financial year for which the annual accounts have been drawn up, plus any profits transferred from the last financial year and the withheld funds made of the reserves available for this purpose, minus any losses of the previous financial years and funds which must be put in reserve pursuant to the requirements of the law and our Amended and Restated Articles of Association.

In general, a public company may acquire its own shares either directly or through a person acting in its name but for the account of the company, provided that the articles of the company allow this and as long as the conditions of the Cyprus Companies Law are met. These conditions include, inter alia, the following:

•    shareholder approval via special resolution;

•    the total nominal value of shares acquired by the company, including shares previously acquired and held by the company, may not exceed 10% of the company’s issued capital;

•    the company must pay for shares repurchased out of the realized and non-distributable profits; and

•    such repurchases may not have the effect of reducing the company’s net assets below the amount of the company’s issued capital plus those reserves which may not be distributed under the law or our Amended and Restated Articles of Association. The company may only acquire shares that have been fully paid up.

ordinary course of its business and the realizable value of the assets of the company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account. However, a determination by the directors is not required where shares are purchased, redeemed or otherwise acquired:

•    pursuant to a right of a member to have his shares redeemed or to have his shares exchanged for money or other property of the Company;

•    in exchange for newly issued shares in the Company;

•    by virtue of the provisions of Section 81 of the IBCA; or

•    pursuant to an order of the court.

Pre-emption Rights	Under the Cyprus Companies Law, each existing shareholder has a right of pre-emption entitling them to the right to subscribe for their pro-rata shares of any new share issuance made by the company for a cash consideration.	The IBCA does not confer statutory preemption rights upon shareholders of an international business company. Pre-emption rights, must be set out in the Memorandum.

If all the shareholders do not fully exercise all their pre-emption rights, the Board of Directors may decide to offer and sell the remaining shares to third parties on terms not more favorable than those indicated in the notice.

Shareholders’ pre-emption rights may be waived by a resolution adopted by a specified majority. The decision is passed by a majority of two-thirds of the votes corresponding either to the represented securities or to the represented issued share capital. When at least half of the issued share capital is represented a simple majority will suffice. In connection with such waiver, the Board of Directors must present a written report indicating the reasons why the right of pre-emption should be waived and justifying the proposed issue price.

Dissolution; Winding Up

Under the Cyprus Companies Law, a company may be voluntarily dissolved, liquidated or wound up if the Board of Directors adopts a declaration of solvency and the shareholders entitled to vote thereon approve by a special resolution the appointment of a liquidator.

In addition, a company may be wound up by the court in a number of circumstances including where it is unable to pay its debts.

Under Bahamian law, an international business company may be wound up voluntarily by resolution of directors or resolution of members.

History of Share Issuances

As of December 31, 2016, the total authorized number of ordinary shares was 40,000,000 shares with a par value of €0.01 per share. The total issued shares are 32,925,197. All shares issued have been fully paid-in.

On March 13, 2015 the shareholders approved the conversion, re-assignation and the re-classification of the initial 2,570,000 dormant shares to Ordinary Shares; therefore, these shares have the same voting rights and participation in dividend distributions as Ordinary Shares. Generación del Pacífico Grupo S.L. owned all the outstanding shares and equity of the Company, both dormant and Ordinary Shares, before and after the exchange transaction. The exchange did not have an accounting impact on our financial statements.

On March 4, 2016, we issued 521,376 Ordinary Shares at a nominal value of €0.01 (U.S.$0.011) each at a premium of €4,454,790 (U.S.$4,994,155).

SHARES ELIGIBLE FOR FUTURE SALE

Before this Offering, other than being listed in the Oslo Stock Exchange which de-listing occurred on December 20, 2013, there has not been a public market for any of our securities. Future sales of substantial amounts of our Ordinary Shares in the public markets after this Offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our Ordinary Shares currently outstanding will be available for sale immediately after this Offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our Ordinary Shares in the public market in the United States, including Ordinary Shares issued upon exercise of outstanding options or upon transfer of Ordinary Shares, or the possibility of such sales, could negatively affect the market price in the United States of our Ordinary Shares and our ability to raise equity capital in the future.

Shortly after the completion of this Offering, upon completion of the capital transactions described in the last paragraph of “Use of Proceeds,” we will have                 outstanding Ordinary Shares, assuming no exercise of the underwriters’ option to purchase additional Ordinary Shares. Of that amount,                 Ordinary Shares will be publicly held by investors participating in this Offering, and Ordinary Shares will be held by our existing shareholders, who may be our “affiliates” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the Ordinary Shares sold in the offering will be freely transferable in the United States by persons other than our “affiliates” without restriction or further registration under the Securities Act. Ordinary shares purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The Ordinary Shares that will be held by existing shareholders are, and Ordinary Shares issuable upon exercise of options and outstanding following the completion of this Offering will be, “restricted securities” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Lock-Up Agreement

In connection with this Offering, for a period of 180 days from the date of this prospectus, we, our selling shareholders and our directors and officers will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC , dispose of or hedge any shares or any securities convertible into or exchangeable for our Ordinary Shares. The restrictions described in the preceding sentence do not apply to certain customary exceptions and exclusions. The form of lock-up agreement is included as an exhibit to the underwriting agreement that has been filed as an exhibit to our registration statement of which this prospectus is a part.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

The underwriters do not have any agreements or understandings, tacit or explicit, or any present intent to release the lock-ups early.

Immediately following the completion of this Offering, shareholders subject to lock-up agreements will hold                 Ordinary Shares representing approximately     % of our then outstanding Ordinary Shares, or                 Ordinary Shares representing approximately     % of our then outstanding Ordinary Shares, if the underwriters exercise their over-allotment option to purchase additional Ordinary Shares in full.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, beginning 90 days after the date of this prospectus, a person who is not, and has not been at any time during the three months preceding a sale, our affiliate and who has beneficially owned Ordinary Shares that are “restricted securities” within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those Ordinary Shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned Ordinary Shares that are “restricted securities” for at least one year from the later of the date these Ordinary Shares were acquired from us or from our affiliate would be entitled to freely sell those Ordinary Shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned Ordinary Shares that are “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of Ordinary Shares that is not more than the greater of:

•	1.0% of the number of our Ordinary Shares then outstanding, which will equal approximately Ordinary Shares immediately after this Offering; or

•	the average weekly reported trading volume of our Ordinary Shares on during the four calendar weeks preceding the date on which a notice of the sale on Form 144 is filed with the SEC by such person.

Sales under Rule 144 by persons who are deemed to be our affiliates are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

Beginning 90 days after the date of this prospectus, persons who acquired Ordinary Shares under a written compensatory plan or contract may be entitled to sell such shares in reliance on Rule 701 under the Securities Act. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the current information or holding period requirements. However, executive officers that are subject to lock-up arrangements would only become eligible to sell any Rule 701 shares when the lock-up period expires.

.

TAXATION

Material Bahamas Income Tax Consequences

In the opinion of Higgs & Johnson, the following are the material Bahamian tax consequences of our activities to us and shareholders of our Ordinary Shares. Upon completing our re-domiciliation The Bahamas and the issuance of a Certificate of Continuation by the Registrar General in The Bahamas, we will continue our existence to The Bahamas. Under current Bahamian law, so long as our operations are conducted exclusively outside of The Bahamas we are not subject to tax on income, capital gains, distributions or dividends accruing to or derived from us, nor shall any estate, inheritance, succession or gift tax, rate, duty, levy or other charge payable in The Bahamas with respect to any of our shares, debt obligations or other securities or shareholders for a period of twenty years from the date of our re-domiciliation to The Bahamas. Furthermore, all transactions in respect of our shares, debt obligations or the securities and all other transactions relating to our business shall are exempt from the payment of stamp duty for a period of twenty years from the date of our re-domiciliation to The Bahamas. Such exemptions from taxation shall not apply (i) to any person who is designated or deemed to be a “resident” of The Bahamas for the purposes of the ECR or (ii) if a “resident” of The Bahamas for the purposes of the ECR is the beneficial or legal owner of any shares issued or to be issued by us or acquires a legal or beneficial interest in any debt or other securities issued or to be issued by us or is otherwise directly or indirectly entitled to receive any dividends or distributions from the Company. The exemption from stamp duty shall not apply in relation to (i) real property situated in The Bahamas which the Company or a subsidiary owns or holds a lease or (ii) any disposition of real property or “resident” business in The Bahamas for the purposes of the ECR that is owned, wholly or in part, by the Company or any parent or subsidiary of the Company, however remote. At present, the Company does not (i) own or lease, directly or indirectly, real property situated in The Bahamas or (ii) own any “resident” business in The Bahamas for the purposes of the ECR.

Material Cyprus Income Tax Consequences

Tax residency

As a rule, a company is considered to be a resident of Cyprus for tax purposes if its management and control are exercised in Cyprus. The Cyprus Tax Authorities have published documents which indicate, for their purposes, the minimum requirements that need to be satisfied for a company to be considered a tax resident of Cyprus are the following: (i) whether the company is incorporated in Cyprus and is a tax resident only in Cyprus; (ii) whether the company’s Board of Directors has a decision making power that is exercised in Cyprus in respect of key management and commercial decisions necessary for the company’s operations and general policies and, specifically, whether the majority of the Board of Directors meetings take place in Cyprus and the Board of Directors’ Minutes are prepared and kept in Cyprus, and, also, whether the majority of the Board of Directors are tax residents of Cyprus; (iii) whether the shareholders’ meetings take place in Cyprus; (iv) whether the terms and conditions of the issued by the company general powers of attorney do not prevent the company and its Board of Directors to exercise control and make decisions; (v) whether the corporate seal and all statutory books and records are maintained in Cyprus ; (vi) whether the corporate filings and reporting functions are performed by representatives located in Cyprus; (vii) whether the agreements relating to the company’s business or assets are executed or signed in Cyprus. We consider the company to be a resident of Cyprus for tax purposes. However, taking into consideration that the majority of the Board of Directors is comprised of tax residents of Peru, the shareholders’ meetings took place in our corporate headquarters in Lima, Peru and a number of other factors which may be treated as not fully in line with the above mentioned requirements, our tax residency in Cyprus may be challenged by the relevant tax authorities.

With respect to the holders of our shares, such holder may be considered to be a resident of Cyprus for tax purposes in a tax year (which is the calendar year) if such holder is physically present in Cyprus (a) for a period or periods exceeding an aggregate more than 183 days in that calendar year or (b) 60 days in total, if the individualsatisfies the following criteria:

•	The individual does not stay in any other country for one or more periods exceeding an aggregate 183 days in the same tax year;

•	The individual is not a tax resident in any other country for the same tax year;

•	The individual conducts any business in Cyprus, is employed in Cyprus and/or is an officer of a entity that is a Cyprus tax resident at any time during the relevant tax year; and

The individual maintains a permanent residence in Cyprus (by owning or leasing such residence).

The holding and disposal of the shares by a non-tax resident will not create any tax liability in Cyprus. Non-tax residents are not liable for any tax on the disposal of shares or other securities of a Cyprus company unless the Cyprus company is the owner of immovable property situated in Cyprus.

Taxation of Cyprus Resident Company/Individual

A company which is considered a resident of Cyprus for tax purposes is subject to corporate income tax in Cyprus, on its worldwide income, taking into account certain exemptions. The rate of Corporate Income Tax in Cyprus is 12.5%, as of 1 January 2013. By law 187(I)2015 the Income Tax Law No.118 (I) of 2002 was amended introducing a concept of notional interest deduction (the ‘NID’) on equity capital. According to the amended Income Tax Law, with effect from 1st January 2015, (i) companies resident in Cyprus and (ii) companies not resident in Cyprus but which maintain a permanent establishment in Cyprus are entitled to a deduction of notional interest of up to 80% of their taxable income on new equity capital introduced after that date, which is effectively a tax allowable deduction against the taxable profits of the company.

The Special Contribution for Defense Law No. 117(I) of 2002 (the ‘SDC Law’) previously stated that all Cyprus tax residents are liable to pay a special defense contribution or Cypriot Defense Tax on certain categories of income, these being dividends, interest and rental income.

By law 119(I) 2015 the SDC Law was amended introducing the concept of a non-domiciled tax resident in Cyprus so that an individual will now be subject to SDC Law if he/she is both (i) a resident for tax purposes of Cyprus and (ii) is also considered to be domiciled in Cyprus. Therefore, a Cyprus tax resident individual who is not domiciled in Cyprus is completely exempted from the special contribution for defense tax on its worldwide income deriving from the categories listed above regardless of whether such income is remitted to a bank account or economically used in Cyprus. Under the SDC Law, a person who does not have its domicile of origin in Cyprus, is not considered domiciled in Cyprus unless that person has been a tax resident of Cyprus for at least 17 years out of the last 20 years prior to the tax year and, therefore, will be subject to the SDC Law.

Taxation of Dividends and Distributions

Under Cyprus legislation there is no withholding tax on dividends paid to non-residents of Cyprus. The dividend will be paid free of any tax to the shareholder who will be taxed according to the laws of his country of residence or domicile. Holders of shares must consult their own tax advisors on the consequences of their residence or domicile in relation to the taxes applied to the payment of dividends.

Individual tax residents of Cyprus are unconditionally exempt from Income tax on dividend income, but are subject to Special Contribution to the Defense Fund on dividends at the rate of 17.0% provided that they are also Cyprus domiciled. The tax is withheld by the company prior to payment by the company to the shareholder.

Taxation of Capital Gains

Cyprus Capital Gains Tax is imposed (when the disposal is not subject to income tax) at the rate of 20.0% on gains from the disposal of immovable property situated in Cyprus including gains from the disposal of shares in companies which own immovable property in Cyprus, and such shares are not listed in any recognized stock market. It is unclear whether this exception also applies to disposal of the shares. By law 117(I) 2015 the Capital Gains Tax Law No.119 (I) of 2002 was amended providing that immovable property consisting of land or land with buildings acquired between 16 July 2015 and 31 December 2016 will be exempted from Capital Gains Tax upon its disposal. The exemption applies if the property was acquired by sale at its market value with a non-related party, and not by way of exchange or gift.

Gains from sale of shares in companies which indirectly own immovable property in Cyprus by holding directly or indirectly shares in a company, which owns immovable property in Cyprus, will also be subject to capital gains tax. That is applicable only if the value of immovable property is more than 50% of the value of the assets of the company which shares are sold.

Inheritance Tax

There is no Cyprus inheritance tax.

Deemed Distributions

A Cypriot company which does not distribute at least 70% of its after tax profits within two years of the end of the year in which the profits arose would be deemed to have distributed this amount as a dividend two years after that year end. The Cypriot Defense Tax, at a rate of 17% would be payable by the company on deemed dividends to the extent that its shareholders are Cyprus tax residents or in the case of individuals, also domiciled in Cyprus. Deemed distribution does not apply in respect of profits that are directly or indirectly attributable to shareholders that are non-resident in Cyprus. The Cypriot Defense Tax may also be payable on deemed dividends in case of liquidation or capital reduction of the company. The company will debit such Cypriot Defense Tax paid against the profits attributable to such shareholders. The amount of deemed dividend distribution (subject to the Cypriot Defense Tax) is reduced by any actual dividend paid out of the profits of the relevant year at any time up to the date of the deemed distribution. The profits to be taken into account in determining the deemed dividend do not include fair value adjustments to movable or immovable property (if any). For the purpose of arriving at the profit subject to deemed distribution, any capital expenditure incurred for the acquisition of plant and machinery (excluding private saloon cars), and buildings during the years 2012 to 2014 is deducted from the after tax profits.

Taxation of income and gains

Gains from the disposal of securities

Any gain from disposal by the company of securities (the definition of securities includes shares and bonds of companies and options thereon) shall be exempt from Corporate Income Tax irrespective of the trading nature of the gain, the number of shares held or the holding period and shall not be subject to the Cypriot Defense Tax. Such gains are also outside of the scope of capital gains tax provided that the company whose shares are disposed of does not own any immovable property situated in Cyprus or such shares are listed in any recognized stock exchange.

Gains from Intellectual Property

Under Cyprus IP box regime an 80% deduction is allowed from the net profit received from the use or disposal of IP rights. If a loss is resulting from the said activities, in this case only 20% of the resulting loss can be offset against income from other sources or carried forward to be offset against income of subsequent tax years. That provision has a retroactive effect starting from the year 2012. The latest amendments to tax legislation provide that the NID and other deemed deductions can be included in the calculation of the taxable profit/loss.

Tax treatment of the Foreign exchange differences

As of 1 January 2015 the Cyprus tax laws provide for all forex (that includes gains/losses on foreign currency rights or derivatives) to be tax neutral from a Cyprus income tax perspective (i.e. gains are not taxable/losses are not tax deductible) with the exception of forex gains/losses arising from trading in forex which remain taxable/ deductible. Regarding trading in forex which remains subject to tax, the tax payers have an option to make an irrevocable election whether to be taxed only upon realisation of forex rather than on an accruals/accounting basis.

Dividends to be received by the company

Dividend income (whether received from Cyprus resident or non-resident companies) is exempt from Corporate Income Tax in Cyprus. Dividend income from Cyprus resident companies is exempt from the Cypriot Defense Tax whereas dividend income received from non-Cypriot resident companies is exempt from the Cypriot Defense Tax provided that either (i) not more than 50.0% of the paying company’s activities result, directly or indirectly, in investment income, or (ii) the foreign tax suffered is not significantly lower than the tax rate payable in Cyprus (currently interpreted to mean an effective tax burden of at least 6.25%). If the exemption for the Cypriot Defense Tax does not apply, dividends receivable from non-Cypriot resident companies are taxed at a rate of 17.0%. Foreign tax paid or withheld on dividend income received by the resident company can be credited against Cypriot tax payable on the same income provided proof of payment can be furnished.

Interest income

The tax treatment of interest income of any company which is a tax resident of Cyprus will depend on whether such interest income is treated as “active” or “passive.” Interest income which consists of interest which has been derived by a company which is a tax resident of Cyprus in the ordinary course of its business, including interest which is closely connected with the ordinary course of its business will be subject to Corporate Income Tax at the rate of 12.5%, after the deduction of any allowable business expenses. Any other interest income will be subject to the Cypriot Defense Tax at the rate of 30.0% on the gross amount of interest.

Specifically, interest income arising in connection with the provision of loans to related or associated parties should be generally considered as income arising from activities closely connected with the ordinary carrying on of a business and should, as such, be exempt from Cypriot Defense Tax and only be subject to Corporate Income Tax.

Tax deductibility of expenses, including interest expense

The general principle of the Cyprus income tax law is that for an expense to be allowed as a deduction it must have been incurred wholly and exclusively for the production of taxable income.

The Tax Circular 2008/14 issued by the Cypriot tax authorities provides guidance as to the tax deductibility of expenses incurred in relation to the production of income which is exempt from Corporate Income Tax such as dividend income and profits/ gains on sale of securities. According to that tax circular:

(a) Any expenditure that can be directly or indirectly attributed to income that is exempt from tax is not deductible for Corporate Income Tax purposes and cannot be set-off against other (taxable) sources of income.

(b) Any expenditure that is attributable to both taxable and exempt income (i.e. general overheads) should be apportioned based on a gross revenue ratio or based on an asset ratio. The taxpayer should select the method which is more appropriate and should use this method on a consistent basis.

Interest incurred in connection with acquisition (directly or indirectly) of shares in a 100% owned subsidiary company as of 1 January 2012 (irrespective of the tax residency status of the subsidiary) shall be deductible for Cypriot tax purposes. This would apply provided that the assets of the subsidiary do not include assets not used in the business. However, in case the subsidiary possesses such assets, the deductibility of interest at the level of the holding company is limited only to the amount relevant to assets, used in the business.

The latest amendments to tax legislation introduce notional interest deduction under which the Cyprus companies that have issued additional share capital starting from January 01, 2015 and afterwards will have the benefit of a notional interest that will be deducted from their taxable income for each tax year.

Arm’s length principle

There are no specific transfer pricing rules or any transfer pricing documentation requirements in the Cyprus tax laws.

However, the arm’s length principle in the Cyprus income tax law requires that all transactions between related parties should be carried out on the at an arm’s length basis, being at fair values and on normal commercial terms.

More specifically, under the arm’s length principle, where conditions are made or imposed upon the commercial or financial relations of two businesses which differ from those which would have been made between independent parties, any profits which would have accrued to one of the party had the two businesses been independent, but have not so accrued, may be included in the profits of that business and taxed accordingly. The amendment to the income tax law, effective as of January 01, 2015, extends the arm’s length principle by introducing the possibility of, in cases where two related Cyprus tax residents transact and the Cyprus tax authorities make an upward arm’s length adjustment to one of them, effecting a corresponding downwards adjustment to the other one.

We cannot exclude that the respective tax authorities may challenge the arm’s length principle applied to transactions with our related parties and therefore an additional tax liabilities may accrue. If additional taxes are assessed with this respect, they may be material.

Stamp duty

Cyprus levies stamp duty on an instrument if:

•	it relates to any property situated in Cyprus; or

•	it relates to any matter or thing which is performed or done in Cyprus.

There are documents which are subject to stamp duty in Cyprus at a fixed fee (ranging from €0.05 to €35) and documents which are subject to stamp duty based on the value of the document. The above obligation arises irrespective of whether the instrument is executed in Cyprus or abroad.

A liability to stamp duty may arise on acquisition of shares and such stamp duty would be payable where the shares acquisition documents are executed in Cyprus or later brought into Cyprus as the company’s shares that underlie the shares may be considered to be Cypriot property.

The stamp duty rates are as follows:

•	for contracts with a value of €1 to €5,000, there is no stamp duty payable;

•	the stamp duty is €1.50 per thousand for contracts with a value from €5,001 to €170,000; and

•	the stamp duty is €2 per thousand for contracts with a value exceeding €170,000, with a cap of €20,000.

Any documents that do not specify values incur a stamp duty of €35. In cases where the stamp duty Commissioner can estimate the value of a document, he or she has the authority to impose stamp duty as per the above rates.

Withholding taxes on interest

No withholding taxes shall apply in Cyprus with respect to payments of interest by the company to non-Cyprus tax resident lenders (both corporations and individuals).

There should be no withholding tax in Cyprus on interest paid by the company to Cyprus tax resident lenders when the interest is considered as interest accruing from their ordinary course of business or interest closely connected with the ordinary course of their business.

Any payment of interest which is not considered as interest accruing from the ordinary course of business or interest income closely connected with the ordinary course of business by the company to Cypriot tax resident (both corporations and individuals) lenders shall be subject to Cypriot Defense Tax at the rate of 30.0%, whereby the company is required to withhold such tax from the interest.

Capital duty

Capital duty is payable to the Registrar of Companies in respect of the registered authorized share capital of a Cypriot company upon its incorporation and upon its subsequent increases thereon.

The capital duty rates are as follows:

•	0.6% on the nominal value of the authorized share capital; and

•	€20 flat duty on every issue, whether the shares are issued at their (par) nominal value or at a (share) premium.

Peruvian Tax Disclosure

The following is a general summary of the material tax issues under Peruvian law, in effect as of the date of this prospectus. This summary describes the principal tax consequences of an investment in the Ordinary Shares by non-resident individuals or entities (“Non-Peruvian Holders”) as of the date of this prospectus. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming. Any such changes or interpretations could have tax implications for holders of the Ordinary Shares and thus alter or modify the conclusions set forth herein.

This summary is not intended to be a comprehensive description of all the tax considerations that may be relevant in deciding whether to invest in the Ordinary Shares, nor does this summary describe any tax consequences arising under the laws of any taxing jurisdiction other than Peru, or any tax implications applicable to any resident of Peru or persons with a permanent establishment in Peru.

Under current Peruvian tax law:

•	Residents of Peru (individuals or legal entities) are subject to taxation on their worldwide sources of income. Non-residents of Peru are subject to taxation only on their Peruvian sources of income;

•

Individuals are residents of Peru if: (i) they are Peruvian nationals who have established their principal place of residence in Peru, or (ii) they are foreign nationals residing in Peru for at least 183 days in any

12-month period (the condition of Peruvian resident can only be established as of January 1st of the year following the fulfillment of all residence conditions); and

•	Legal entities are residents of Peru if they are established or incorporated in Peru.

Capital gains

As a general rule, under current Peruvian income tax laws and regulations, no tax consequences will apply in Peru to Non-Peruvian Holders following the acquisition, holding and/or disposal of our Ordinary Shares as such shares are not issued by an entity that is incorporated in Peru.

Notwithstanding the above, a transfer of Ordinary Shares could trigger a taxable capital gain in Peru if certain conditions qualifying such a transfer as an “indirect transfer of shares issued by a Peruvian entity (Peruvian shares)” are met (as described below). Such a capital gain will be deemed Peruvian-sourced income and levied at a 30% or 5% tax rate, depending on the circumstances. As a general rule, a 30% tax rate will apply; however, in cases where the transfer of the Ordinary Shares is made through the Lima Stock Exchange, a 5% tax rate will apply.

An “indirect transfer of Peruvian shares” takes place upon the transfer of the shares of a non-resident entity that owns, directly or indirectly, shares of a Peruvian company, provided the following conditions are met:

•	the fair market value of the Peruvian shares, whether owned directly or indirectly by the non-resident entity whose shares are being transferred, is equal to 50% or more of the fair market value of the shares issued by such non-resident entity at any time during the 12-month period prior to the transfer; and

•	in any 12-month period, 10% or more of the shares issued by the non-resident entity are transferred.

There is a rebuttable presumption that both conditions are met if the foreign parent company whose shares are transferred resides in a territory that qualifies as a tax haven jurisdiction under Peruvian regulations.

In the event that the aforementioned conditions are met and the disposal of our Ordinary Shares is made by a Non-Peruvian Holder to another Non-Peruvian Holder, and the Non-Peruvian Holder transferor does not pay income tax on the gain resulting from such disposal, our Peruvian subsidiaries will be jointly liable for the payment of said income tax if the Non-Peruvian Holder transferor and our Peruvian subsidiaries were considered related, either directly or indirectly(as defined by the Peruvian income tax regulations), during any of the 12 months prior to the disposal.

The Non-Peruvian Holder transferor and our Peruvian subsidiaries will be considered related and thus jointly liable if, among other circumstances, the Non-Peruvian Holder transferor owns more than 10% of the capital stock of our Peruvian subsidiaries either directly or through a third party.

Material United States Federal Income Tax Consequences

General

The following summary discusses certain U.S. federal income tax considerations associated with the acquisition, ownership and disposition of our Ordinary Shares by persons that hold our Ordinary Shares as capital assets (generally, property held for investment). This summary does not address all aspects of U.S. federal income taxation that may be relevant to the acquisition, ownership or disposition of our Ordinary Shares by prospective purchasers in light of their particular circumstances. In particular, this summary does not address all of the U.S. federal income tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

•	dealers in securities or currencies;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities (including private foundations);

•	insurance companies;

•	persons holding our Ordinary Shares as a part of a hedging, integrated, conversion or constructive sale transaction, or a straddle;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons liable for alternative minimum tax;

•	entities treated as partnerships for U.S. federal income tax purposes (or partners therein);

•	persons that receive our Ordinary Shares in connection with services provided;

•	U.S. Holders whose “functional currency” is not the U.S. dollar; or

•	U.S. expatriates (including certain former citizens or residents of the United States).

This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Department of Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as currently in effect, and all subject to differing interpretations or change, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. This summary does not address any U.S. state, local, non-U.S., non-income, gift, estate or alternative minimum tax considerations. We have not sought any ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary. As a result, the IRS or the courts may not agree with the tax consequences discussed below. A different treatment from that discussed below could adversely affect the amount, timing and character of income, gain or loss in respect of an investment in our Ordinary Shares.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our Ordinary Shares who or that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state or political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if either it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) was in existence on August 20, 1996 and has properly elected under applicable U.S. Department of Treasury regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is a beneficial owner of our Ordinary Shares who or that is an individual, corporation, estate or trust and is not a U.S. Holder as defined above.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Ordinary Shares, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. Partnerships that hold our Ordinary Shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal, state and local and non-U.S. tax consequences applicable to them of the ownership and disposition of our Ordinary Shares.

YOU SHOULD CONSULT YOUR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. AND OTHER TAX CONSEQUENCES OF OWNING AND DISPOSING OF OUR ORDINARY SHARES IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

U.S. Holders

Dividends on Ordinary Shares

Subject to the discussion under “––Passive Foreign Investment Company” below, the gross amount of distributions to a U.S. Holder in respect of our Ordinary Shares will be treated as a dividend, to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). A U.S. Holder must include any non-U.S. tax withheld from the dividend payment in its gross amount even though the holder does not in fact receive the amount withheld. The dividend is taxable to a U.S. Holder when the U.S. Holder receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our Ordinary Shares, thereby reducing the U.S. Holder’s adjusted tax basis in such Ordinary Shares, and thereafter treated as gain from the sale or exchange of such Ordinary Shares. We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be required to be treated as dividends for U.S. federal income tax purposes. Dividends paid by us generally will be non-U.S. source income and will, depending on the circumstances of the U.S. Holder, be either “passive” or “general” category income for purposes of computing the “foreign tax credit” allowable to a U.S. Holder.

Subject to applicable limitations, including a holding period requirement, dividends paid in respect of our Ordinary Shares to certain non-corporate U.S. Holders generally will be treated as “qualified dividend income” that is taxable to such U.S. Holders at preferential tax rates provided that (1) such Ordinary Shares are readily tradable on an established securities market in the United States; and (2) we are not classified as a “passive foreign investment company” for the taxable year during which the dividend is paid or the immediately preceding taxable year.

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion under “––Passive Foreign Investment Company” below, a U.S. Holder that sells, exchanges or otherwise disposes of an ordinary share will recognize gain or loss with respect to such ordinary share in an amount equal to the difference between (i) the amount realized with respect to such ordinary share upon the sale, exchange, or other disposition and (ii) the U.S. Holder’s adjusted tax basis in such ordinary share. A U.S. Holder’s adjusted tax basis in its Ordinary Shares generally will equal the purchase price for the Ordinary Shares. Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will be U.S. source income or loss for “foreign tax credit” limitation purposes. The deduction of capital losses is subject to limitations.

Medicare Tax

If you are an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, you are subject to a 3.8% Medicare tax on the lesser of (i) your “net investment income” for the relevant taxable year (or, in the case of an estate or trust, the “undistributed net investment income”) and (ii) the excess of your modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S.$125,000 and U.S.$250,000, depending on the individual’s circumstances). Your net investment income generally includes your interest income and your net gains from the disposition of our Ordinary Shares, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, we urge you to consult your own tax advisors regarding the applicability of the Medicare tax to your specific circumstances.

Information with Respect to Specified Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the taxable year, or $75,000 at any time during the taxable year generally will be required to file information reports with respect to such assets with their U.S. federal income tax returns. Depending on your circumstances, higher threshold amounts may apply. “Specified foreign financial assets” include any financial accounts maintained by non-U.S. financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties and (iii) interests in non-U.S. entities. Our Ordinary Shares may be treated as specified foreign financial assets and you may be subject to this information reporting regime. If the understatement of income attributable to specified foreign financial assets is $5,000 or more, the statute of limitations with respect to the applicable tax return is extended to six years after the return was filed. Failure to file information reports may subject you to penalties. You should consult your own tax advisor regarding the potential application of these rules, including the application of the rules to your particular circumstances.

Controlled Foreign Corporation

It is possible that we could become classified as a “controlled foreign corporation” (a “CFC”) for U.S. federal income tax purposes. We generally will be classified as a CFC if more than 50% of the total vote or value of our shares are owned (directly, indirectly or by attribution) by U.S. persons, each of whom own, directly or indirectly, 10% or more of the total combined voting power of all our shares entitled to vote (a “10% U.S. Shareholder”). If we were to be classified as a CFC for U.S. federal income tax purposes, a 10% U.S. Shareholder may be subject to current U.S. federal income taxation at ordinary income tax rates on all or a portion of our undistributed earnings and profits attributable to certain categories of passive income and certain other income described in Subpart F of the Code, and may also be subject to U.S. federal income taxation at ordinary income tax rates on any gain realized on a sale of our ordinary shares, to the extent of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) attributable to such shares. The CFC rules are complex and U.S. Holders that are, or may be, 10% U.S. Shareholders are urged to consult their own tax advisors regarding the possible application of the CFC rules to them in light of their particular circumstances. It is not expected that we will be classified as a CFC for U.S. federal income tax purposes, and this summary assumes that we will not be so classified, however no assurances can be offered in this regard. If we are or become classified as a CFC for U.S. federal income tax purposes, the tax consequences discussed herein could be materially and adversely different.

Passive Foreign Investment Company

Based on our current and anticipated assets and operations, we do not expect to be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, and this summary assumes that we will not be so classified. We would be classified as a PFIC for U.S. federal income tax purposes if, during any taxable year, 75% or more of our gross income consists of certain types of “passive” income, or if the average value during a taxable year of our “passive assets” (generally, assets that generate passive income) is 50% or more of the average value of all assets held by us. Passive income generally includes items such as dividends, interest, rents and royalties. There are various “look-through” rules that treat dividends from certain related persons as non-passive under certain conditions, including where a non-U.S. corporation owns (directly or indirectly) at least 25% (by value) of the stock of another corporation.

If we are or become classified as a PFIC for U.S. federal income tax purposes for any taxable year during which a U.S. Holder holds our Ordinary Shares, the tax consequences discussed herein could be materially and adversely different.

Non-U.S. Holders

The following discussion applies to you if you are a Non-U.S. Holder.

Dividends on Ordinary Shares

Subject to the discussion of backup withholding below, if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax on dividends paid in respect of our Ordinary Shares unless such dividends are “effectively connected” with the conduct by you of a trade or business within the United States and, if an income tax treaty applies, such gain is attributable to a permanent establishment or fixed base in the United States. In such a case, you will be taxed in the same manner as a U.S. Holder and, if you are a non-U.S. corporation, you also may be subject to the U.S. branch profits tax (currently imposed at a rate of 30%, or a lower rate if an applicable income tax treaty so provides).

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion of backup withholding below, upon the sale, exchange, redemption, retirement or other taxable disposition of an ordinary share, you generally will not be subject to U.S. federal income tax on any gain recognized unless (1) such gain is “effectively connected” with the conduct by you of a trade or business within the United States and, if an income tax treaty applies, such gain is attributable to a permanent establishment or fixed base in the United States, or (2) you are a nonresident alien individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met.

A Non-U.S. Holder who is described under (1) above generally will be subject to U.S. federal income tax on such gain in the same manner as a U.S. Holder and, if a non-U.S. corporation, also may be subject to the U.S. branch profits tax as described above. A Non-U.S. Holder who is described under (2) above generally will be subject to a flat 30% U.S. federal income tax (or a lower rate if an applicable income tax treaty so provides) on the gain derived from the sale, exchange, redemption, retirement or other taxable disposition of an ordinary share, which may be able to be offset by certain U.S. source capital losses (notwithstanding the fact that such Non-U.S. Holder is not considered a U.S. resident for U.S. federal income tax purposes).

Backup Withholding and Information Reporting

If you are a U.S. Holder (other than certain exempt recipients), information reporting requirements generally will apply to dividend payments paid in respect of our Ordinary Shares, and the proceeds from a sale, exchange, retirement or other taxable disposition of our Ordinary Shares. Backup withholding (currently at a rate of 28%) generally will apply to such payments if you are a U.S. Holder (other than an exempt recipient) that (i) fails to provide an accurate taxpayer identification number or (ii) is notified by the IRS that you have failed to report all interest and dividends required to be shown on your U.S. federal income tax returns.

In general, a Non-U.S. Holder will not be subject to backup withholding with respect to dividends payments in respect of our Ordinary Shares, provided an IRS Form W-8BEN or W-8BEN-E or successor form has been provided by such Non-U.S. Holder, or the Non-U.S. Holder otherwise establishes an exemption, and the applicable withholding agent does not have actual knowledge or reason to know that the shareholder is a U.S. person that is not an exempt recipient. The payment of proceeds of a sale of our Ordinary Shares effected at the U.S. office of a broker generally will be subject to information reporting and backup withholding unless the Non-U.S. Holder provides the form referred to above or otherwise establishes an exemption, and the broker does not have actual knowledge or reason to know that the shareholder is a U.S. person that is not an exempt recipient. In addition, the information reporting rules will apply to payments of proceeds of a sale effected at a non-U.S. office of a broker that is a U.S. Controlled Person (as defined below), unless the broker has documentary evidence that you are not a U.S. person (and has no actual knowledge or reason to know to the contrary) or you otherwise establish an exemption. The backup withholding rules will apply to such payments if the broker has actual knowledge that you are a U.S. person.

A “U.S. Controlled Person” is:

•	a United States person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a non-U.S. person 50% or more of whose gross income is derived for tax purposes from a U.S. trade or business for a specified three-year period; or

•	a non-U.S. partnership in which U.S. persons hold, at any time during its tax year, more than 50% of the income or capital interests or which is engaged in a U.S. trade or business.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a dividend payment to you as to an ordinary share generally will be allowed as a refund or a credit against your U.S. federal income tax liability as long as you provide the required information to the IRS in a timely manner.

Tax Consequences of the Re-domiciliation

The following discussion describes the material U.S. federal income tax consequences of the re-domiciliation to the Bahamas, which is intended to be carried out as described above under “Summary—The Re-domiciliation” and “Description of Share Capital—The Re-domiciliation.” We do not intend to request a ruling from the IRS regarding any of the U.S. federal income tax consequences of the re-domiciliation and the characterization of the re-domiciliation set forth in this discussion will not be binding on the IRS or the courts. Therefore, there can be no assurance that the U.S. federal income tax consequences of the re-domiciliation will be respected by the IRS or the courts. You should consult your own tax advisors regarding the effect of the re-domiciliation in light of your particular circumstances.

The re-domiciliation is intended to be part of a single integrated transaction for U.S. federal income tax purposes pursuant to which we will reincorporate as an entity organized under the laws of the Bahamas. We intend to treat the re-domiciliation as a reorganization described under Section 368(a) (1) (F) of the Code. As a result of the re-domiciliation, a U.S. Holder generally is not expected to recognize any gain or loss upon the exchange of our Ordinary Shares for Bahamian Ordinary Shares, a U.S. Holder’s aggregate adjusted tax basis in the Bahamian Ordinary Shares received generally will be equal to such U.S. Holder’s aggregated adjusted tax basis in our Ordinary Shares immediately prior to the re-domiciliation, and a U.S. Holder’s holding period in the Bahamian Ordinary Shares received generally will include the U.S. Holder’s holding period in our Ordinary Shares immediately prior to the re-domiciliation.

UNDERWRITING

The global offering consists of (i) an international offering of our Ordinary Shares in the United States and elsewhere outside of Peru and (ii) a Peruvian offering of our Ordinary Shares in Peru.

International offering

Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC are acting as representatives of each of the international underwriters named below. Subject to the terms and conditions set forth in an international underwriting agreement among us, the Selling Shareholders and the international underwriters, in connection with the international offering we and the Selling Shareholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the Selling Shareholders, the number of Ordinary Shares set forth opposite its name below.

International Underwriters	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC

Total

Subject to the terms and conditions set forth in the international underwriting agreement, the international underwriters have agreed, severally and not jointly, to purchase all of the Ordinary Shares sold under the international underwriting agreement if any of these Ordinary Shares are purchased in the international offering. If an international underwriter defaults, the international underwriting agreement provides that the purchase commitments of the non-defaulting international underwriters may be increased or the international underwriting agreement may be terminated.

We and the Selling Shareholders have agreed to indemnify the international underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the international underwriters may be required to make in respect of those liabilities.

The international underwriters are offering the Ordinary Shares in the international offering, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Ordinary Shares, and other conditions contained in the international underwriting agreement, such as the receipt by the international underwriters of officer’s certificates and legal opinions. The international underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the Selling Shareholders that the international underwriters propose initially to offer in the international offering the Ordinary Shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per ordinary share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the Selling Shareholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional Ordinary Shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Camposol	$	$	$
Proceeds, before expenses, to the Selling Shareholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $         and are payable by us and the Selling Shareholders.

Peruvian offering

We and the Selling Shareholder(s) will also enter into a Peruvian Placement Facilitation Agreement (Contrato de Servicios de Colocación de Acciones) with                 , as Peruvian placement facilitation agent (the “Peruvian Agent”), for the placement of our Ordinary Shares in Peru through a public offering in Peru directed exclusively to Institutional Investors (as such term is defined under the IIM Regulations) pursuant to the IIM Regulations.

Option to Purchase Additional Ordinary Shares

We and the Selling Shareholders have granted an option to the international underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                 additional Ordinary Shares at the public offering price, less the underwriting discount. If the international underwriters exercise this option, each will be obligated, subject to conditions contained in the international underwriting agreement, to purchase a number of additional Ordinary Shares proportionate to that international underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the Selling Shareholders, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any Ordinary Shares or securities convertible into, exchangeable for, exercisable for, or repayable with Ordinary Shares, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any Ordinary Shares;

•	sell any option or contract to purchase any Ordinary Shares;

•	purchase any option or contract to sell any Ordinary Shares;

•	grant any option, right or warrant for the sale of any Ordinary Shares;

•	lend or otherwise dispose of or transfer any Ordinary Shares;

•	request or demand that we file a registration statement related to the Ordinary Shares, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Ordinary Shares whether any such swap or transaction is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise.

This lock-up provision applies to Ordinary Shares and to securities convertible into or exchangeable or exercisable for or repayable with Ordinary Shares. It also applies to Ordinary Shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

New York Stock Exchange Listing

We expect the Ordinary Shares to be approved for listing on the New York Stock Exchange under the symbol “                 .” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of Ordinary Shares to a minimum number of beneficial owners as required by that exchange.

Our shares were listed on the Oslo Stock Exchange from May 2008 until December 20, 2013. Since then, there has been no public market for our Ordinary Shares. The initial public offering price will be determined through negotiations among us, the Selling Shareholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the Ordinary Shares may not develop. It is also possible that after the offering the Ordinary Shares will not trade in the public market at or above the initial public offering price.

The international underwriters do not expect to sell more than 5% of the Ordinary Shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Ordinary Shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Ordinary Shares. However, the representatives may engage in transactions that stabilize the price of the Ordinary Shares, such as bids or purchases to peg, fix or maintain that price.

In connection with the international offering, the underwriters may purchase and sell our Ordinary Shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the international underwriters of a greater number of Ordinary Shares than they are required to purchase in the international offering. “Covered” short sales are sales made in an amount not greater than the international underwriters’ option to purchase additional Ordinary Shares described above. The international underwriters may close out any covered short position by either exercising their option to purchase additional Ordinary Shares or purchasing Ordinary Shares in the open market. In determining the source of Ordinary Shares to close out the covered short position, the international underwriters will consider, among other things, the price of Ordinary Shares available for purchase in the open market as compared to the price at which they may purchase Ordinary Shares through the option granted to them. “Naked” short sales are sales in excess of such option. The international underwriters must close out any naked short position by purchasing Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Ordinary Shares of Ordinary Shares made by the international underwriters in the open market prior to the completion of the global offering.

The international underwriters may also impose a penalty bid. This occurs when a particular international underwriter repays to the international underwriters a portion of the underwriting discount received by it because the representatives have repurchased Ordinary Shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the international underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or retarding a decline in the market price of our Ordinary Shares. As a result, the price of our Ordinary Shares may be higher than the price that might otherwise exist in the open market. The international underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the international underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Ordinary Shares. In addition, neither we nor any of the international underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the global offering, certain of the international underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the international underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the international underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The international underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each member state of the European Economic Area, no offer of Ordinary Shares which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Ordinary Shares referred to in (a) to (c) above shall result in a requirement for the Company or any Representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of Ordinary Shares is made or who receives any communication in respect of an offer of Ordinary Shares, or who initially acquires any Ordinary Shares will be deemed to have represented, warranted, acknowledged and agreed to and with each Representative and the Company that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any Ordinary Shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the Ordinary Shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the Representatives has been given to the offer or resale; or where Ordinary Shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those Ordinary Shares to it is not treated under the Prospectus Directive as having been made to such persons.

The Company, the Representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of Ordinary Shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of Ordinary Shares. Accordingly any person making or intending to make an offer in that Member State of Ordinary Shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the Representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the Representatives have authorized, nor do they authorize, the making of any offer of Ordinary Shares in circumstances in which an obligation arises for the Company or the Representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of Ordinary Shares to the public” in relation to any Ordinary Shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe the Ordinary Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

Peru

In Peru this Offering will be considered a public offering directed exclusively to Institutional Investors under the IIM Regulations. This Offering, this prospectus, and the Ordinary Shares will be registered with the SMV pursuant to the IIM Regulations, applicable to concurrent international offerings duly registered with the Securities and Exchange Commission.

The shares will be listed in the LSE and will be publicly traded in such market between Institutional Investors only. Listing in the LSE is conditioned to listing in NYSE; therefore, delisting from NYSE will have as an immediate effect the automatic delisting from the LSE.

Peruvian Transfer Restrictions

Pursuant to the provisions set forth in the IIM Regulations, this Offering will be directed exclusively to Institutional Investors, as such term is defined in the IIM Regulations. Therefore, only Institutional Investors will be able to participate in the offering and acquire the Ordinary Shares.

The Ordinary Shares offered hereby are subject to transfer and resale restrictions and shall not be offered or sold in Peru, except (i) in compliance with the IIM Regulations, or (ii) if such offering is considered a private offering under the Peruvian securities laws and regulations of Peru. The Peruvian securities laws establish, among other things, that an offer directed exclusively to Institutional Investors qualifies as a private offering.

No offer of or invitation to subscribe for or buy or sell the Ordinary Shares can be made in the Republic of Peru, except in compliance with the applicable securities laws of Peru.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The Ordinary Shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Ordinary Shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the Ordinary Shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Ordinary Shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of Ordinary Shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Ordinary Shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The Ordinary Shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Ordinary Shares offered should conduct their own due diligence on the Ordinary Shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Ordinary Shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Ordinary Shares without disclosure to investors under Chapter 6D of the Corporations Act.

The Ordinary Shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Ordinary Shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The Ordinary Shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Ordinary Shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The Ordinary Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Ordinary Shares may not be circulated or distributed, nor may the

Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Ordinary Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual, who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Ordinary Shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Canada

The Ordinary Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Ordinary Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this Offering.

Notice to Prospective Investors in Chile

The offer of our Ordinary Shares described herein is governed by the General Rule (Norma de Carácter General) 336 of June 27, 2012, issued by the Chilean Superintendency of Securities and Insurance, or the SVS.

The offer relates to our Ordinary Shares not registered with the Securities Registry or the Registry of Foreign Securities of the SVS, so our Ordinary Shares are not subject to the oversight of the SVS. Since our Ordinary Shares are unregistered securities in Chile, we have no obligation to deliver in Chile public information regarding our Ordinary Shares. Our Ordinary Shares may not be sold in a public offering in Chile unless they are registered in the Securities Registry or the Registry of Foreign Securities of the SVS.

Notice to Prospective Investors in Peru

In Peru the Peruvian offering will be considered a public offering directed exclusively to Institutional Investors under the IIM Regulations. This offering, this prospectus, and the Ordinary Shares will be registered with the SMV pursuant to the IIM Regulations, applicable to concurrent international offerings duly registered with the Securities and Exchange Commission.

The Ordinary Shares will be listed in the LSE and will be publicly traded in such market between Institutional Investors only. Listing in the LSE is conditioned to listing in NYSE; therefore, delisting from NYSE will have as an immediate effect the automatic delisting from the LSE.

Pursuant to the provisions set forth in the IIM Regulations, the Peruvian offering will be directed exclusively to Institutional Investors, as such term is defined in the IIM Regulations. Therefore, only Institutional Investors will be able to participate in the Peruvian offering and acquire the Ordinary Shares.

The Ordinary Shares offered hereby are subject to transfer and resale restrictions and shall not be offered or sold in Peru, except (i) in compliance with the IIM Regulations, or (ii) if such offering is considered a private offering under the Peruvian securities laws and regulations of Peru. The Peruvian securities laws establish, among other things, that an offer directed exclusively to Institutional Investors qualifies as a private offering.

Notice to Prospective Investors in The Bahamas

The Company intends to apply to the SCB for an exemption from the Prospectus Filing Requirement (see “The Offering—Voting Rights”). If our application for an exemption is successful, neither the Offering nor this prospectus will be registered with or approved by the SCB and will not be subject to the laws of The Bahamas applicable to public offerings in The Bahamas. If our application for an exemption is not approved, this prospectus will be filed with the SCB in accordance with applicable laws of The Bahamas and may require amendment, if required by the SCB.

This prospectus has not been registered with the SCB, nor have any applications been made to exempt the Offer from the filing of a prospectus with the SCB under the SIA, and under the circumstances, no offer or sale of the Ordinary Shares in the Company can occur in The Bahamas.

No offer or sale of Ordinary Shares in the Company can be made in The Bahamas unless the offer of the Ordinary Shares is made by or through a registered firm in The Bahamas and in compliance with Bahamian Exchange Control Regulations.

EXPENSES OF THE OFFERING

We estimate the expenses in connection with the issuance and distribution of our Ordinary Shares in this Offering, other than underwriting discounts and commissions, as follows:

SEC registration fee	U.S.$	*
Printing and engraving expenses	U.S.$	*
Legal fees and expenses	U.S.$	*
NYSE and BLV listing fees	U.S.$	*
Transfer agent and registrar fees	U.S.$	*
Auditor’s fees and expenses	U.S.$	*
FINRA filing fee	U.S.$	52,250
Miscellaneous expenses	U.S.$	*

Total	U.S.$	*

*	To be provided by amendment.

We anticipate that the total underwriting discounts and commissions on Ordinary Shares sold by the Selling Shareholders will be approximately U.S.$            , or     % of the gross proceeds of the offering. The Selling Shareholders will be responsible for the underwriting discounts and commissions related to this Offering.

We will be responsible for the expenses of the offering listed above. No expenses will be borne by the Selling Shareholders.

All amounts in the table are estimates except the SEC registration fee, the             fee and the FINRA filing fee.

LEGAL MATTERS

Certain legal matters in connection with this international offering will be passed upon for Camposol Holding Plc. with respect to New York law by Arnold & Porter Kaye Scholer LLP, with respect to Peruvian law by Rebaza, Alcazar & De las Casas Abogados Financieros, with respect to Cypriot law by Antis Triantafyllides & Sons LLC and with respect to Bahamian law by Higgs & Johnson. Certain legal matters in connection with the international offering will be passed upon for the underwriters with respect to New York law by Cleary Gottlieb Steen & Hamilton LLP, with respect to Peruvian law by Estudio Echecopar, a member firm of Baker & McKenzie International, with respect to Cypriot law by Georgiades & Pelides LLC, and with respect to Bahamian law by Lennox Paton.

EXPERTS

The consolidated financial statements of Camposol Holding Limited as of December 31, 2016, December 31, 2015 and January 1, 2015 and for each of the two years in the period ended December 31, 2016, included in this prospectus, have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s restatement of its consolidated financial statements as described in Note 2.2b to the financial statements) of Gaveglio, Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Gaveglio, Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada, a member firm of PricewaterhouseCoopers International Limited, has registered offices at Av. Santo Toribio No. 143, Piso 8, Lima 27, Peru and is a member of the Institute of Certified Public Accountants of Perú.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On July 24, 2017, the Audit, Internal Control and Risks Committee (the “Audit Committee”) of the Board of Directors of Camposol, approved the engagement of Gaveglio, Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada, a member firm of PricewaterhouseCoopers International Limited (“Pwc Peru”) as Camposol’s independent registered public accounting firm for the Company’s fiscal year ending December 31, 2016, effective immediately, and dismissed PricewaterhouseCoopers Limited, a member firm of PricewaterhouseCoopers International Limited (“PwC Cyprus”) on June 30, 2017 as the Company’s independent auditor as the latter is not PCAOB registered.

PwC Cyprus’ audit reports issued under International Standards on Auditing on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2015 and 2016 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2015, and 2016 and the subsequent interim period through June 30, 2017, there were (i) no disagreements (as described in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) between the Company and PwC Cyprus on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to PwC Cyprus’ satisfaction, would have caused PwC Cyprus to make reference thereto in their reports on the financial statements for such years, and (ii) no “reportable events” within the meaning of Item 16F(a)(1)(iv) of Form 20-F.

Subsequent to PwC Cyprus dismissal and prior to the issuance of our consolidated financial statements for the two years ended December 31, 2016, we and PwC Peru have identified material weaknesses in our internal control over financial reporting. These control deficiencies resulted in errors leading to the restatement of our previously issued consolidated financial statements as of December 31, 2016, December 31, 2015 and January 1, 2015 and for the years ended December 31, 2016 and 2015. PwC Cyprus has been notified of such restatement.

The Company provided PwC Cyprus with a copy of the disclosures it is making in this Registration Statement on Form F-1 and has requested that PwC Cyprus furnish a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made herein. A copy of PwC Cyprus’ letter dated September 25, 2017, is filed as an exhibit to our registration statement of which this prospectus is a part.

PwC Peru served as a component auditor and reported on such work to PwC Cyprus for the audit for the years ended December 31, 2015 and 2016. During the fiscal years ended December 31, 2015, and 2016 and the subsequent interim periods as of July 24, 2017, neither the Company nor anyone acting on its behalf has consulted with PwC Peru regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements or the effectiveness of internal control over financial reporting, and neither a written report or oral advice was provided to the Company that PwC Peru concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement within the meaning of Item 16F(a)(1)(iv) of Form 20-F, or (iii) any reportable event within the meaning of Item 16F(a)(1)(iv) of Form 20-F, other than these matters in the ordinary course of the audit.

ENFORCEABILITY OF CIVIL LIABILITIES

We are organized in Cyprus, and substantially all of our and our subsidiaries’ assets are located outside the United States, and all members of our Board of Directors are resident outside of the United States. As a result, it may not be possible to effect service of process within the United States upon us or any of our subsidiaries or such persons or to enforce U.S. court judgments obtained against us or them in jurisdictions outside the United States, including actions under the civil liability provisions of U.S. securities laws. In addition, it may be difficult to enforce, in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon U.S. securities laws.

Further, most of our and our subsidiaries’ assets are located in Peru. We have been advised by our Peruvian counsel, Rebaza, Alcazar & De las Casas Abogados, that there is uncertainty as to the enforceability, in original actions in Peruvian courts, of liabilities predicated upon the provisions of civil liability of the U.S. federal securities laws. In addition, we have been advised by Rebaza, Alcazar & De las Casas Abogados that any final and conclusive judgment for a fixed and definitive sum obtained against us in any foreign court having jurisdiction in respect of any suit, action or proceeding against us for the enforcement of any of our obligations under the Ordinary Shares that are govern by New York law will, upon request, be deemed valid and enforceable in Peru through an exequatur judiciary proceeding (which does not involve the reopening of the case); provided that:

•	the judgment does not resolve matters under the exclusive jurisdiction of Peruvian court (and the matters contemplated in respect of this prospectus or the Ordinary Shares are not matters under the exclusive jurisdiction of Peruvian courts);

•	the relevant foreign court had jurisdiction under its own private international conflicts of law rules and under general principles of international procedural jurisdiction;

•	the defendant:

•	was served in accordance with the laws of the place where the proceeding took place,

•	was granted a reasonable opportunity to appear before such foreign court, and

•	was guaranteed due process rights;

•	the judgment has the status of res judicata as defined in the jurisdiction of the court rendering such judgment;

•	there is no pending litigation in Peru between the same parties for the same dispute which shall have been initiated before the commencement of the proceeding that concluded with the foreign judgment;

•	the foreign judgment is not incompatible with another judgment that fulfills the requirements of recognition and enforceability established by Peruvian law unless such foreign judgment was rendered first;

•	the foreign judgment is not contrary to public policy (orden público) or good morals;

•	a proceeding for the recognition and enforcement of the foreign judgment is followed, in which:

•	powers of attorney are granted by the party intending to enforce the foreign judgment to its representative in Peru,

•	an original or a copy of the judgment, authenticated according to the rules of the place where the judgment was issued and duly authenticated or certified by the respective Peruvian Consulate, or apostilled if the country of the court rendering the judgment is a signatory to the Hague Apostille Convention, is filed before the competent court in charge of its enforceability in Peru,

•	the judgment is filed accompanied by a certified and officially translated copy by a Public Translator registered in Peru if it is not already in Spanish, and

•	the applicable court taxes or filing fees have been paid; and

•	there is in effect a treaty between the country where said foreign courts sits and Peru regarding the recognition and enforcement of foreign judgments. In the absence of such a treaty, the reciprocity rule is applicable (such reciprocity rule being presumed), under which a judgment given by a foreign court of competent jurisdiction will be admissible in the Peruvian courts and will be enforced, unless according to such foreign law:

•	judgments issued by Peruvian courts are not admissible in such foreign country or

•	judgments issued by Peruvian courts are subject to re-examination by such court of competent jurisdiction of the issues considered therein.

We have no reason to believe that any such judgment would be under the exclusive jurisdiction of Peruvian courts or that any of our obligations relating to the Ordinary Shares would be contrary to Peruvian public policy (orden público) and international treaties binding upon Peru or generally accepted principles of international law.

Concerning Cyprus there is no bilateral convention concerning the recognition and enforcement of US judgments. In the absence of any bilateral treaty between Cyprus and the United States the common law may be used in order to recognize a judgment of the United States courts in Cyprus. This may be done by filing a civil action in Cyprus where the cause of action will be the foreign judgment obtained by the United States courts.

Regarding foreign arbitral awards there is an enforcement mechanism in place under the Convention on the Recognition and Enforcement of Foreign Arbitral Awards (New York, 1958) which has been ratified in Cyprus. The United States are also party to such Convention.

No treaty exists between the United States and Peru for the reciprocal enforcement of foreign judgments. Peruvian courts, however, have enforced judgments rendered in the United States based on legal principles of reciprocity and comity.

Shareholders may originate actions in either Peru or Cyprus based upon either applicable Peruvian or Cypriot laws, as the case may be.

There is no statutory enforcement in The Bahamas of judgments obtained in the United States. However, if any final and conclusive judgment were rendered against the Company by the courts of the United States, the courts of The Bahamas would recognize such foreign judgment as a valid judgment, and permit the same to found the basis of a fresh action in The Bahamas and should give a judgment based thereon without there being a re-trial or reconsideration of the merits of the case provided that: (a) such courts in the United States had proper jurisdiction under Bahamian conflict of law rules over the parties subject to such judgment, (b) the judgment is for a debt or definite sum of money other than a sum payable in respect of taxes or charges of a like nature or in respect of a fine or penalty, (c) such courts did not contravene the rules of natural justice of The Bahamas, (d) the judgment was not obtained by fraud on the part of the party in whose favor the judgment was given or of the Court pronouncing it, (e) the enforcement of the judgment would not be contrary to the public policy of The Bahamas, (f) the correct procedures under the laws of The Bahamas are duly complied with, (g) the judgment is not inconsistent with a prior Bahamian judgment in respect of the same matter and (h) enforcement proceedings are instituted within six years after the date of such judgment.

Subject to compliance with the Reciprocal Enforcement of Judgments Act of The Bahamas, a final and conclusive judgment against the Company for a specified sum of a superior court of the United Kingdom, or the courts of certain Commonwealth countries outside of the United Kingdom, may be registered in the Supreme Court of The Bahamas without the need to litigate the merits of the case in The Bahamas. Registration under the said Act is discretionary and may be permitted where the Court considers it “just and convenient” to do so. An application to register a judgment must be made to the Supreme Court within 12 months after the date of judgment, unless the court, in its discretion, extends the period. Where a judgment is registered, the judgment, from the date of registration, has the same force and effect for the purpose of its execution as if it were a judgment of the Supreme Court of The Bahamas which had been obtained or entered on the date of registration.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 (including amendments and relevant exhibits and schedules) under the Securities Act covering the Ordinary Shares to be sold in this Offering. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each summary or outline in this prospectus of a document filed as an exhibit to the registration statement incorporating by reference particular items, sections or paragraphs of such exhibit is qualified in its entirety by the full contents of such exhibit.

We are not currently subject to the informational requirements of the Exchange Act. Immediately upon completion of this Offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. As a foreign private issuer, we will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies the securities of which are registered under the Exchange Act. However, we intend to file with the Securities and Exchange Commission, within 120 days after the end of our fiscal year ended December 31, 2017 and each subsequent fiscal year, an annual report on Form 20-F containing financial statements that will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also intend to furnish to the Securities and Exchange Commission reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, within 60 days after the end of each quarter. You can inspect and copy the registration statements, reports and other information filed with the SEC at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, DC 20549. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. Our SEC filings will also be available to the public on the SEC’s internet website at http://www.sec.gov.

INDEX TO THE FINANCIAL STATEMENTS

Camposol Holding Limited and its Subsidiaries

Report and Consolidated Financial Statements as of December 31, 2016, December 31, 2015 and January 1, 2015 and for each of the two years in the period ended December 31, 2015 and December 31, 2016
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statement of Financial Position	F-3
Consolidated Statement of Comprehensive Income (Loss)	F-4
Consolidated Statement of Changes in Equity	F-6
Consolidated Statements of Cash Flows	F-7
Notes to the Consolidated Financial Statements	F-9

Report of Independent Registered Public Accounting Firm

The changes to the segment information provided to the Group’s Chief Operating Decision-Maker in 2017, described in Note 5 to the consolidated financial statements, as of September 25, 2017, have not been included in a set of financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) covering a period in which the change occurred. Once a set of IFRS financial statements that reflect the new segments in 2017 are issued, we will be in a position to furnish the following report.

/s/Gaveglio Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada

Lima, Perú

September 25, 2017

“Report of Independent Registered Public Accounting Firm

To Camposol Holding Limited shareholders and Board of Directors:

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows, present fairly, in all material respects, the financial position of Camposol Holding Limited and its subsidiaries at December 31, 2016, December 31, 2015 and January 1, 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2.2 (a) to the consolidated financial statements, the Company changed the manner in which it accounts for bearer plants and biological assets in 2016.

As discussed in Note 2.2 (b) to the consolidated financial statements, the Company has restated its consolidated financial statements as of December 31, 2016, December 31, 2015 and January 1, 2015 and for each of the two years in the period ended December 31, 2016 to correct misstatements.

Lima, Perú

                , 2017”

CAMPOSOL HOLDING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(IN THOUSANDS OF U.S. DOLLARS)

		At 31 December		At 1 January
	Note	2016	2015	2015
		(Restated Note 2.2 (b))	(Restated Notes 2.2 (a) and (b))	(Restated Notes 2.2 (a) and (b))
ASSETS
NON-CURRENT ASSETS
Property, plant, equipment and bearer plant	6	370,755	381,891	411,560
Investments accounted for using the equity method	7	2,764	2,036	1,782
Intangible assets	8	3,694	12,085	14,528
Deferred tax assets	17	2,625	4,131	2,667

Total non-current assets		379,838	400,143	430,537

CURRENT ASSETS
Prepaid expenses		988	970	1,142
Biological assets	9	68,063	60,626	40,541
Inventories	12	32,568	47,102	95,236
Other accounts receivable	13	9,280	14,115	15,657
Current tax assets		6,750	7,281	7,949
Trade accounts receivable	14	42,799	40,709	45,994
Cash subject to restriction	15	—	—	7,500
Cash and cash equivalents	15	84,700	26,647	30,505

		245,148	197,450	244,524
Assets classified as held for sale	36	2,334	9,058	—

Total current assets		247,482	206,508	244,524

Total assets		627,320	606,651	675,061

Equity attributable to shareholders of the parent
Share capital	16	513	507	507
Share premium	16	217,312	212,318	212,318
Treasury share reserves	16	825	825	825
Retained earnings		33,980	45,121	76,154

		252,630	258,771	289,804
Non-controlling interest	16	7,468	7,807	8,330

Total equity		260,098	266,578	298,134

LIABILITIES
NON-CURRENT LIABILITIES
Long—term debt	19	155,430	204,851	206,117
Deferred tax liabilities	17	46,255	39,322	34,358
Provisions	22	8,180	4,930	4,833

Total non-current liabilities		209,865	249,103	245,308

CURRENT LIABILITIES
Current portion of long-term debt	19	62,761	9,924	11,682
Trade accounts payable	20	37,698	34,355	48,315
Other accounts payable	21	5,616	5,223	7,054
Current tax liabilities		1,613	1,420	1,948
Provisions	22	8,819	3,928	3,017
Bank loans	23	40,850	36,120	59,603

Total current liabilities		157,357	90,970	131,619

Total liabilities		367,222	340,073	376,927

Total equity and liabilities		627,320	606,651	675,061

The notes on pages from 8 to 81 are an integral part of these consolidated financial statements.

CAMPOSOL HOLDING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(IN THOUSANDS OF U.S. DOLLARS)

		For the year ended 31 December
	Note	2016	2015
		(Restated Note 2.2 (b))	(Restated Notes 2.2 (a) and (b))
Continuing operations
Revenue	25	276,691	236,637
Cost of sales:	26
Cost of sales		(157,625)	(160,557)
Depreciation of bearer plants		(19,578)	(17,761)
Impaiment of fixed assets		(2,501)	—

Gross profit before adjustment for biological assets		96,987	58,319

Net gain arising from changes in fair value of biological assets	9	7,624	18,737

Gross profit after adjustment for biological assets		104,611	77,056

Selling expenses	27	(27,582)	(28,266)
Administrative expenses	28	(26,610)	(24,904)
Other income	30	4,440	9,152
Other expenses	30	(17,782)	(7,825)
Net foreign exchange transactions losses		(2,455)	(5,222)

Operating profit		34,622	19,991

Share of profit of investments accounted for using the equity method	7	728	253
Financial income	31	174	13
Financial cost	31	(24,865)	(24,969)

Profit (loss) before income tax		10,659	(4,712)
Income tax expense	33	(8,802)	(4,204)

Profit (loss) for the year from continuing operations (attributable to equity holders of the parent)		1,857	(8,916)
Discontinued operations:
Loss for the year from discontinued operations	36	(12,394)	(16,387)

Loss for the year		(10,537)	(25,303)

Other comprehensive income (loss):
Item that may be reclassified to profit or loss:
Currency translation adjustment		(854)	(5,862)

Total comprehensive loss for the year		(11,391)	(31,165)

Loss (profit) attributable to:
Owners of the parent		(10,054)	(26,093)
Non-controlling interest		(483)	790

		(10,537)	(25,303)

CAMPOSOL HOLDING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(IN THOUSANDS OF U.S. DOLLARS)

		For the year ended 31 December
	Note	2016	2015
		(Restated Note 2.2 (b))	(Restated Notes 2.2 (a) and (b))
Profit (loss) attributable to owners:
Continuing operations		2,340	(9,706)
Discontinued operations		(12,394)	(16,387)

		(10,054)	(26,093)

Total comprehensive loss for the year attributable to:
Owners of the parent		(11,141)	(30,830)
Non-controlling interests		(250)	(335)

		(11,391)	(31,165)

Total comprehensive income (loss) attributable to owners of the parent arises from:
Continuing operations		1,253	(14,443)
Discontinued operations		(12,394)	(16,387)

		(11,141)	(30,830)

Total comprehensive income attributable to non-controlling interests:
Continuing operations		(250)	(335)
Discontinued operations		—	—

		(250)	(335)

Basic and diluted earnings (losses) per share to the equity holders of parent during the year (expressed in U.S. Dollars per share):
From continuing operations		0.06	(0.28)
From discontinuing operations		(0.38)	(0.51)

Basic and diluted losses per ordinary share	38	(0.32)	(0.79)

Items in other comprehensive income above are disclosed net of tax.

The notes on pages from 8 to 81 are an integral part of these consolidated financial statements.

CAMPOSOL HOLDING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the years ended 31 December 2016 and 2015

(IN THOUSANDS OF U.S. DOLLARS)

		Attributable to owners of the parent

	Notes	Number of shares	Share capital	Share premium	Treasury shares reserves	Retained earnings	Total	Non-controlling interest	Total equity
Balances at 1 January 2015—Restated Note 2.2(b)	2.2	32,404	507	212,318	825	76,154	289,804	8,330	298,134
Adjustment		—	—	—	—	(203)	(203)	—	(203)
Comprehensive income (loss):
Loss for the year		—	—	—	—	(26,093)	(26,093)	790	(25,303)
Other comprehensive income (loss):									—
Currency translation adjustment		—	—	—	—	(4,737)	(4,737)	(1,125)	(5,862)

Total comprehensive income (loss)		—	—	—	—	(30,830)	(30,830)	(335)	(31,165)

Transactions with owners:							—		—
Dividends distribution		—	—	—	—	—	—	(188)	(188)

Total transactions with owners		—	—	—	—	—	—	(188)	(188)

Balances as of 31 December 2015—Restated Notes 2.2 (a) and (b)	2.2	32,404	507	212,318	825	45,121	258,771	7,807	266,578

Balances at 1 January 2016—Restated Notes 2.2 (a) and (b)		32,404	507	212,318	825	45,121	258,771	7,807	266,578

Comprehensive income (loss):
Loss for the year		—	—	—	—	(10,054)	(10,054)	(483)	(10,537)

Other comprehensive income (loss):
Currency translation adjustment		—	—	—	—	(1,087)	(1,087)	233	(854)

Total comprehensive income (loss)		—	—	—	—	(11,141)	(11,141)	(250)	(11,391)

Transactions with owners:
Proceeds from issues of shares	16	521	6	4,994	—	—	5,000	—	5,000
Dividends distribution		—	—	—	—	—	—	(89)	(89)

Total transactions with owners		521	6	4,994	—	—	5,000	(89)	4,911

Balances as of 31 December 2016—Restated Note 2.2 (b)		32,925	513	217,312	825	33,980	252,630	7,468	260,098

The notes on pages from 8 to 81 are an integral part of these consolidated financial statements.

CAMPOSOL HOLDING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(IN THOUSANDS OF U.S. DOLLARS)

		For the year ended 31 December
	Note	2016	2015
			Restated Note 2.2 (b)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from costumers		304,700	284,442
Cash paid to suppliers and employees		(223,270)	(231,930)
Interest paid		(20,691)	(23,564)
Income tax paid		(398)	(2,734)
Custom duties refund collections	13	5,348	7,660
Other collections		4,834	—
Other payments		—	(1,587)

Net cash generated from operating activities	32	70,523	32,287

CASH FLOWS FROM INVESTING ACTIVITIES
Transfer from cash subject to restriction		—	7,500
Purchases of property, plant and equipment	6	(7,305)	(11,921)
Investment in bearer plants		(16,571)	(11,183)
Purchase of intangibles, excluding goodwill	8	(892)	(1,683)
Proceeds from sale of property, plant and equipment	6	2,156	8,951

Net cash used in investing activities		(22,612)	(8,336)

CASH FLOWS FROM FINANCING ACTIVITIES
Bank loans proceeds	23	102,650	128,383
Bank loans payments	23	(97,920)	(151,866)
Increase of capital	16	5,000	—
Dividends paid to non-controlling interests in subsidiaries	16	(89)	(188)
Repurchase of bonds	19	(5,663)	—
Transaction costs	19	(5,381)	—
Long-term debt proceeds	19	15,000	—
Payments of long-term debt	19	(3,455)	(4,138)

Net cash generated from (used in) financing activities		10,142	(27,809)

Net increase (decrease) in cash and cash equivalents		58,053	(3,858)
Cash and cash equivalents at beginning of year		26,647	30,505

Cash and cash equivalents at end of year	15	84,700	26,647

Non-cash transactions:
Property, plant and equipment acquired under finance lease	19	63	—
Purchase of a subsidiary paid with non-monetary asset	24	3,567	—
Purchases of property, plant, equipment and investment in bearer plant through an increase in accounts payable	6	4,571	7,037

The notes on pages from 8 to 81 are an integral part of these consolidated financial statements.

CAMPOSOL HOLDING LIMITED AND SUBSIDIARIES

OVERVIEW OF NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 DECEMBER 2016

CONTENTS

Note

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

CAMPOSOL HOLDING LIMITED AND SUBSIDIARIES

(IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

1 GENERAL INFORMATION

a) Business activities -

Camposol Holding Limited (hereinafter the Company) formerly Camposol Holding PLC until 30 April 2014, was incorporated in Cyprus on 9 July 2007, in accordance with the provisions of the Cyprus Companies Law, Cap. 113. The Company was a public limited liability company until 30 April 2014 and was converted to a private limited liability company, in accordance with the provisions of the Cyprus Companies Law, Cap. 113. Camposol Holding Limited and subsidiaries are hereinafter referred as the Group. The Company through its subsidiaries is mainly engaged in investing in the agriculture business, shrimp farming and managing the export of agricultural products mainly to the United States and to the European Union.

The Company’s legal address is Kanika International Business Center, 6th Floor, Profiti Ilia No 4 Germasogeia, Limassol 4046, Cyprus.

As of 31 December 2016 and 2015, Generación del Pacífico Grupo S.L. is ultimate controlling party, (formerly Dyer Coriat Holding SL) has 82.59% of the Shares of the Company. The remainder of the Company’s issued share capital is owned by certain members of the Dyer family. Generación del Pacifico Grupo SL is owned by the Dyer Coriat family but no individual member has ultimate control of the Company.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

The subsidiaries and their activities are as follows:

	Principal activity	Country of incorporation	Direct or indirect equity interest as of 31 December
Company			2016	2015
Camposol S.A.	Agribusiness	Peru	100%	100%
Nor Agro Perú S.A.C.	Farmland owner	Peru	100%	100%
Prodex S.A.C.	Agriculture	Peru	100%	100%
Vegesol S.A.	Agriculture	Peru	100%	100%
Campoinca S.A.	Farmland owner	Peru	100%	100%
Muelles y Servicios Paita S.R.L.	Farmland owner	Peru	100%	100%
Marinazul S.A.	Shrimp farming	Peru	99.99%	99.99%
Domingo Rodas S.A.	Shrimp farmland rental	Peru	100%	100%
Camarones S.A.C.	Shrimp farmland rental	Peru	100%	100%
Marinasol S.A.	Fish canning	Peru	100%	100%
Inversiones Agrícolas Inmobiliarias S.A.C.	Farmland owner	Perú	99.99%	99.99%
Corporación Refrigerados Iny S.A.	Shrimp farming	Peru	80%	80%
Congelados y Frescos S.A.C.	Seafood processing business	Peru	100%	—
Marante Investment S.A.	Holding	Peru	100%	—
Palmas Hill Investment S.A.C.	Holding	Peru	100%	—
Pesquera ABC S.A.C.	Seafood processing business	Peru	75%	75%
Pacifico Azul S.A.	Shrimp farmland rental	Peru	100%	100%
Camposol Europa S.L.	Distribution	Spain	100%	100%
Camposol Fresh B.V.	Distribution	Netherlands	100%	100%
Madoca Corp.	Holding	Panama (*)	100%	100%
Grainlens Limited	Holding	Cyprus (*)	100%	100%
Blacklocust Limited	Holding	Cyprus (*)	100%	100%
Siboure Holding Limited	Holding	Cyprus (*)	100%	100%
Persea, Inc.	Holding	USA	100%	100%
Camposol Fresh U.S.A., Inc.	Distribution	USA	100%	100%
Camposol Specialties, Inc.	Distribution	USA	100%	100%

(*)	Entities in process to transfer the Registered Office to Peru. The process is expected to be concluded during the second half of 2017.

Camposol S.A. is one of the subsidiaries of the Group which is a Peruvian agribusiness corporation incorporated in the city of Lima on 31 January 1997.

The legal address of Camposol S.A. is Avenida El Derby 250, Urbanización El Derby de Monterrico, Santiago de Surco, Lima, Peru; its operating and commercial office is located in Carretera Panamericana Norte Km. 497.5, Chao, Viru, La Libertad, three production establishments or agricultural lands are located in Carretera Panamericana Norte Kms. 510, 512 and 527 in the department of La Libertad, Peru. In addition, Camposol S.A. operates two administrative offices in the department of Piura and Arequipa.

In addition, the Company has an associate, Empacadora de Frutos Tropicales S.A.C. which is engaged in the processing and commercialization of fresh fruit products (Note 7).

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

The acquisition of Congelados y Frescos S.A.C. took place during 2016 with a stock exchange of Santa Angela S.A. (Note 24); with this acquisition Congelados y Frescos S.A.C. now belongs to the Seafoods segment (Note 5).

On 17 December 2015, the Group signed a contract of sale in which transfers the ownership of its asparagus line of preserved products to a third party (Sociedad Agrícola Virú S.A.C.), and this was effective in January 2016.

In 2016, the Board decided to discontinue operations of Asparagus. By the end of 2016 the Group retired the crops of asparagus and ceased the production process and industrial activity of all the asparagus line; lands and other property, plant and equipment were transferred to other segments (mainly blueberry), and the personnel and management were retired. The results from operations of this segment is shown under discontinued operations in the consolidated statement of comprehensive income.

The table below presents details of the owned agricultural land by the Group:

	Peruvian region	Area in Hectares (Has)
Land		2016	2015
Mar Verde	La Libertad	2,496	2,496
Agricultor	La Libertad	1,570	1,570
Gloria	La Libertad	1,018	1,018
Agromás	La Libertad	414	414
Virú—San José	La Libertad	313	616
Compositan	La Libertad	3,778	3,778
Yakuy Minka	La Libertad	2,761	2,761
INAIN	La Libertad	22	22
Huangala—Terra	Piura	2,549	2,549
Santa Ana	Piura	3,370	3,370
Santa Anita	Piura	128	128
Santa Julia	Piura	2,638	2,638
María Auxiliadora	Piura	—	1,980
La Merced	Piura	884	884
Ocoto Alto	Piura	112	112
Ocoto Bajo	Piura	18	31
Ica	Ica	188	900
Tumbes	Tumbes	2,009	2,887

		24,268	28,154

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

The Group carries out its activities over the following planted areas:

	Area in Hectares (Ha)
	2016	2015
Asparagus	—	1,261
Avocados	2,653	2,655
Mangos	448	450
Grapes	391	327
Shrimp	1,003	724
Tangerine	167	145
Blueberries	1,460	1,050

	6,122	6,612

b) Approval of the financial statements -

The 2016 consolidated financial statements of the Group were approved by the Board of Directors’ Meeting held in the offices of the Company in Lima on September 21, 2017.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of preparation -

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRIC) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the IASB.

The consolidated financial statements have been prepared under the historical cost convention, as modified by biological assets recognized at fair value, investment in associate recognized under the equity method accounting and assets of disposal group classified as held for sale recognised at the lower of their carrying amount and fair value less costs to sell. The financial statements are expressed in thousands of United States Dollars, unless otherwise stated.

The preparation of financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

2.2 Adoption of new and revised IFRSs and Restatement of previously issued financial statements

a) Standards, amendments and interpretations adopted by the Group in 2016 -

During the current year the Group adopted all the new and revised International Financial Reporting Standards (IFRS) that are relevant to its operations and are effective for accounting periods beginning on 1 January 2016.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

This adoption did not have a material effect on the accounting policies of the Group, with the exception of the following:

Amendments to IAS 16 and IAS 41 - Agriculture: Bearer plants (effective for annual periods beginning on or after 1 January 2016). The amendments change the financial reporting for bearer plants, such as avocados, asparagus, mangoes, tangerine, grapes and blueberries, which now should be accounted for in the same way as property, plant and equipment because their operation is similar to that of manufacturing. Consequently, the amendments include them within the scope of IAS 16, instead of IAS 41. The produce growing on bearer plants remains within the scope of IAS 41. As a result of this amendment the Group has changed its accounting policy for bearer plants.

As required under IAS 8, the change in accounting policy must be applied retrospectively. As a consequence, the bearer plants described above were reclassified to property, plant and equipment effective 1 January 2015, comparative figures were restated accordingly.

Bearer plants are depreciated over their useful life which are estimated as follow: i) avocados, mangos, tangerine and grapes between 18-22 years; ii) asparagus between 8-10 years; and iii) blueberries 10 years.

As permitted under the transitional rules, the fair value of the bearer plants at 1 January 2015 was deemed to be their cost going forward. Subsequently bearer plants are measured using the cost model at cost less accumulated depreciation and impairment, if any.

Deferred income tax was adjusted at December 31, 2015 to reflect the adoption of the amended standards, impacted by the recognition of the bearer plants at cost, previously recognized at fair value together with biological assets. The adjustment represents the reduction in the deferred tax liability resulting from the decrease between the book basis previously carried at fair value and the tax basis of the bearer plants at cost.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

Application of the changes had an impact on the consolidated statement of financial position as of 31 December 2015 and 1 January 2015, as follows:

	At 31 December 2015			1 January 2015
	Previously Reported*	Increase / (decrease)	Restated	Previously reported*	Increase / (decrease)	Restated
	USD	USD	USD	USD	USD	USD
Statement of financial position
Assets
Biological assets	314,994	(254,368)	60,626	257,999	(217,458)	40,541
Property, plant and Equipment	176,905	204,986	381,891	194,102	217,458	411,560
Other assets	164,134	—	164,134	222,960	—	222,960

Total assets	656,033	(49,382)	606,651	675,061		675,061

Liabilities
Other liabilities	300,751	—	300,751	342,569	—	342,569
Deferred income tax	46,371	(7,049)	39,322	34,358	—	34,358

Total liabilities	347,122	(7,049)	340,073	376,927	—	376,927

Equity
Other equity elements	221,457	—	221,457	221,980	—	221,980
Retained earnings	87,454	(42,333)	45,121	76,154	—	76,154

Total equity	308,911	(42,333)	266,578	298,134	—	298,134

(*)	Reflects the reclassifications for discontinued operations and the restatements in Note 2 (b) below.

Application of the changes had an impact on the consolidated statement of comprehensive income as of 31 December 2015 including the reclassification for discontinued operations, as follows:

	2015
	Previously Reported (*)	Increase / (decrease)	Restated
	USD	USD	USD
Statement of comprehensive income
Revenue	236,637	—	236,637
Cost of sales	(160,557)	—	(160,557)
Depreciation of bearer plants	—	(17,761)	(17,761)

Gross profit before adjustment for biological assets	76,080	(17,761)	58,319

Net gain (loss) arising from changes in fair value of biological assets	39,634	(20,897)	18,737

Gross profit after adjustment for biological assets	115,714	(38,658)	77,056

Selling expenses	(28,266)	—	(28,266)
Administrative expenses	(24,904)	—	(24,904)
Other income	9,152	—	9,152
Other expenses	(7,825)	—	(7,825)
Net foreign exchange transactions losses	(5,222)	—	(5,222)

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

	2015
	Previously Reported (*)	Increase / (decrease)	Restated
	USD	USD	USD
Operating profit	58,649	(38,658)	19,991
Share of profit of investments accounted for using the equity method	253	—	253
Financial income	13	—	13
Financial cost	(24,969)	—	(24,969)

Profit (loss) before income tax	33,946	(38,658)	(4,712)
Income tax expense	(10,550)	6,346	4,204

Profit (loss) for the year from continuing operations (attributable to equity holders of the parent)	23,396)	(32,312)	8,916

Discontinued operations:
Loss for the year from discontinued operations	(6,366)	(10,021)	(16,387)

Profit (loss) for the year	17,030)	(42,333)	(25,303)

Other comprehensive income (loss):
Item that may be reclassified to profit or loss:
Currency translation adjustment	(5,862)	—	(5,862)

Total comprehensive income (loss) for the year	11,168	(42,333)	(31,165)

Impact on profit attributable to:
Owners of the parent	16,240	(42,333)	(26,093)
Non-controlling interest	790	—	790

	17,030	(42,333)	(25,303)

Impact on total comprehensive income (loss)
Owners of the parent	11,390	(42,220)	(30,830)
Non-controlling interest	(222)	(113)	(335)

	11,168	(42,333)	(31,165)

Basic and diluted earnings (losses) per share from continuing and discontinued operations to the equity holders of the parent during the year (expressed in U.S. Dollars per share):
From continuing operations	0.73	(1.01)	(0.28)
From discontinued operations	(0.20)	(0.31)	(0.51)

Basic and diluted losses per ordinary share	0.53	(1.32)	(0.79)

(*)	Reflects the reclassifications for discontinued operations and the restatements in Note 2 (b) below.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

Application of the changes had an impact on the reconciliation of cash generated from operations in Note 32 as of 31 December 2015 as follows:

	2015
	Previously reported	Increase/ (decrease)	Restated
	USD	USD	USD
Statement of comprehensive income
Profit (loss) before income tax	27,959	(32,671)	(4,712)
Change in fair value of biological assets (Note 9)	39,634	(20,897)	18,737

b)	Restatement of previously reported financial statements -

The Company restated its previously issued 2016 and 2015 financial statements as follows:

	At 31 December 2015			1 January 2015
	Previously reported	Increase / (decrease)	Restated	Previously reported	Increase / (decrease)	Restated
	USD	USD	USD	USD	USD	USD
Statement of financial position
Assets
Biological assets	60,626	—	60,626	39,494	1,047	40,541
Intangible assets	13,717	(1,632)	12,085	16,584	(2,056)	14,528
Total assets	608,283	(1,632)	606,651	676,070	(1,009)	675,061
Liabilities
Other accounts payable	5,223	—	5,223	6,637	417	7,054
Provisions	3,928	—	3,928	3,434	(417)	3,017
Deferred income tax	39,152	170	39,322	35,139	(781)	34,358
Total liabilities	339,903	170	340,073	377,708	(781)	376,927
Equity
Retained earnings	46,889	(1,768)	45,121	76,570	(416)	76,154
Non-controlling interest	7,841	(34)	7,807	8,142	188	8,330
Total equity	268,380	(1,802)	266,578	298,362	(228)	298,134

	At 31 December 2016
	Previously reported	Increase / (decrease)	Restated
	USD	USD	USD
Statement of financial position
Assets
Intangible assets	4,594	(900)	3,694
Total assets	628,220	(900)	627,320
Liabilities
Deferred income tax	45,260	995	46,255
Total liabilities	366,227	995	367,222
Equity
Retained earnings	35,841	(1,861)	33,980
Non-controlling interest	7,502	(34)	7,468
Total equity	261,993	(1,895)	260,098

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

The restatement to the Statement of financial position in the previously reported financial statements correspond to:

•	an adjustment of USD1,047 to the opening balance of the asparagus biological asset as at January 1, 2015 and corresponding adjustment to retained earnings, the Group had recorded a negative fair value on the asparagus biological assets, which was adjusted to zero as the negative carrying value does not meet the definition of a liability. The Company also recognized the deferred tax liability of USD157 as a result of this adjustment.

•	an adjustment of USD1,047 and US747 to fully impair the goodwill related to the acquisition of Domingo Rodas S.A.C. in 2010, in retained earnings as at January 1, 2015 and December 31, 2015, respectively, and not in the results of 2016 and 2015. The goodwill relates to the seafood segment, but was recorded in asparagus and avocado in error and written off as part of the goodwill impairment of those businesses. Prior to 2015, the seafood segment could not support the recovery of the additional goodwill.

•	in 2014, the Company acquired two businesses, Corporacion Refrigerados INY S.A. and Pesquera ABC S.A.C., from the same counter party at the same time and therefore should have accounted for the transactions as one business combination. The bargain purchase should have been off-set with the goodwill acquired. This resulted in USD1,009, US885 and USD900 reduction in goodwill and an adjustment to retained earnings as at January 1, 2015, December 31, 2015 and 2016, respectively. In addition the related currency translation adjustments were reversed of USD124 and (USD15) as of December 31, 2015 and 2016, respectively.

•	adjustments to reverse certain deferred tax liabilities with corresponding impact in cumulative translation adjustment recognized in error. The amounts adjusted were USD995, USD170 and (USD938) as of 31 December 2016 and 2015 and 1 January 2015, respectively.

•	a reclassification from provisions to other accounts payable.

	For the year ended 31 December 2016			For the year ended 31 December 2015
	Previously reported	Increase / (decrease)	Restated	Previously reported	Increase / (decrease)	Restated
	USD	USD	USD	USD	USD	USD
Statement of Comprehensive Income
Cost of sales	(157,625)	—	(157,625)	(159,194)	(1,363)	(160,557)
Net gain arising fromchanges in fair value of biological assets	13,963	(6,339)	7,624	17,805	932	18,737
Gross profit after adjustment for biological assets	110,950	(6,339)	104,611	77,487	(431)	77,056
Other expenses	(18,529)	747	(17,782)	(9,188)	1,363	(7,825)
Income tax expense	(7,060)	(1,742)	(8,802)	(4,789)	585	(4,204)
Profit (loss) for the year from continuing operations	9,191	(7,334)	1,857	(10,433)	1,517	(8,916)
Loss for the year from discontinued operations	(20,475)	8,081	(12,394)	(14,280)	(2,107)	(16,387)

Loss for the year	(11,284)	747	(10,537)	(24,713)	(590)	(25,303)

Currency translation adjustment	(14)	(840)	(854)	(4,878)	(984)	(5,862)

Total comprehensive loss for the year	(11,298)	(93)	(11,391)	(29,591)	(1,574)	(31,165)

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

The restatement to the Statement of comprehensive and other comprehensive income in the previously reported financial statements correspond to:

•	an adjustment to the classification of the change in fair value of biological assets related to asparagus that was recorded in continuing operations that should have been presented as discontinued operations; since in 2016, the operation of Asparagus was discontinued. In 2016 and 2015 the amounts corrected were (USD6,339) and USD932, respectively.

•	an adjustment to income tax expense in order to reflect the tax benefit from the loss from discontinued operations. Previously, the discontinued operations did not reflect all the discontinued operations tax effects. In 2016 and 2015 the adjustments were (USD1,742) and USD585, respectively.

•	an adjustment in 2015 to other expenses to reflect the expense from the write-off of the drawback receivable in cost of sales due to drawback expiration for USD1,363.

•	an adjustment to reverse the deferred tax recorded in currency translation adjustments. The amounts adjusted were USD995 and USD170 as of 31 December 2016 and 2015, respectively.

•	adjustments of USD747 in other expenses in 2016 and USD300 in loss for the year from discontinued operations in 2015 to reverse the incorrectly allocated goodwill from the Domingo Rodas acquisition described above.

•	an adjustment to loss from discontinued operations in 2015 to reverse the USD1,047 gain recognized for the increase in carrying value of the asparagus biological asset that was adjusted to opening equity as noted above. In addition, the associated income tax expense recognized in discontinued operations of USD157 was also reversed.

	For the year ended 31 December 2015
	Previously reported	Increase/ (decrease)	Restated
	USD	USD	USD
Statement of Cash Flows
Cash flows from operating activities
Cash receipts from costumers	285,932	(1,490)	284,442
Net cash generated from operating activities	33,777	(1,490)	32,287

Cash flows from investing activities
Proceeds from sale of property, plant and equipment	7,461	1,490	8,951
Net cash used in investing activities	(9,826)	1,490	(8,336)

The adjustment corresponds to cash proceeds that should be reclassified from Operating activities to Investing activities, due to cash collections included in receipts from customers (from ordinary sales), that in fact were collections from sales of property, plant and equipment.

c)	New standards, amendments and interpretations effective for financial statements of annual periods beginning on or after January 1, 2017 which have not been early adopted -

•	IFRS 9, “Financial instruments”, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 on the classification and measurement of financial instruments.

IFRS 9 retains but simplifies the mixed model for the measurement of financial instruments of IAS 39 and establishes three major measurement categories for financial assets: amortized cost, fair value through other

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset.

The standard introduces a new model for the recognition of impairment losses - the expected credit losses (ECL) model. There is a ‘three stage’ approach which is based on the change in credit quality of financial assets since initial recognition. In practice, the new rules mean that entities will have to record an immediate loss equal to the 12-month ECL on initial recognition of financial assets that are not credit impaired (or lifetime ECL for trade receivables). Where there has been a significant increase in credit risk, impairment is measured using lifetime ECL rather than 12-month ECL. The model includes operational simplifications for lease and trade receivables.

For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39.

The standard is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted. As a result of its assessment of the impact of this standard, the Group does not expect that the changes in IFRS 9 will have a material impact on the classification, measurement and expected credit loss of its financial instruments as of the balance sheet date.

•	IFRS 15, “Revenue from contracts with customers” -

It replaces IAS 18 “Revenue” and IAS 11 “Construction contracts” and the related interpretations. The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer-so the notion of control replaces the existing notion of risks and rewards.

A new five-step process must be applied before revenue can be recognized: (i) identify contracts with customers, (ii) identify the separate performance obligation, (iii) determine the transaction price of the contract, (iv) allocate the transaction price to each of the separate performance obligations; and (v) recognize the revenue as each performance obligation is satisfied.

The Group is in the process of estimating the effects of the application of IFRS 15. At December 31, 2016, the Group has conducted qualitative assessment to identify impacts:

Determine the transaction price: The group grants some commercial discounts to customers. The Group will assess whether variable consideration under IFRS 15 should be recognized for this purpose.

Presentation requirements and disclosures: IFRS 15 establishes presentation and disclosure requirements that represent a significant change from current practice, and increases the volume of disclosures in the Group’s financial statements. Many of the disclosures required by IFRS 15 are completely new. The Group is evaluating the effects these new requirements will have on the systems, internal control, policies and procedures required to collect and disclose the information required.

The standard is effective for annual periods beginning on or after January 1, 2018 and early application is permitted.

The Group is currently evaluating the impact of this standard on the preparation of its financial statements.

•	IFRS 16 “Leases” -

This standard replaces the current rules relating to the treatment of leases IAS 17 “Leases” and IFRIC 4 “Contracts may contain a lease” and other related interpretations.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

IFRS 16, ‘Leases’ (IFRS 16) will have far-reaching consequences for lesees since it requires the recognition of almost all leases in the statement of financial position. The standard removes the distinction between finance and operating leases and requires lessees to recognize an asset representing its right of use of the leased asset and a liability for the obligation of future contractual payments, except for lease contracts of less than 12 months (considering in this determination the likelihood of contract extension) and low-value asset lease contracts.

In the cash flow statement, operating cash flows will be higher as cash payments for the principal portion of the lease liability are classified within financing activities. Only the part of the payments that reflects interest can continue to be presented as operating cash flows.

The accounting by lessors will not significantly change. Some differences may arise as a result of the new guidance on the definition of a lease. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group is currently evaluating the impact of this standard on the preparation of its financial statements, however it’s not expected to have a significant impact to the financial statements since the Group does not maintain long-term or significant operating leases.

IFRS 16 is effective for financial periods beginning on or after January 1, 2019; early application is permitted provided IFRS 15 is also early adopted.

•	IFRIC 22, “Foreign currency transactions and advance consideration”

The new interpretation clarifies which date should be used for translation when a foreign currency transaction involves an advance payment/receipt.

The interpretation provides guidance for when a single payment/receipt is made, as well as for situations where multiple payments/receipts are made: i) single payment/receipt; the date of the transaction, for the purpose of determining the exchange rate to use on initial recognition of the related item; ii) multiple payments/receipts; If there are multiple payments or receipts in advance of recognizing the related item, the entity should determine the date of the transaction for each payment or receipt.

The Group considers that the method currently applied is aligned to the requirements of IFRIC 22 and does not expect an impact to the financial statements.

This interpretation is effective for periods beginning on or after January 1, 2018; early application is permitted.

•	IFRIC 23, “Uncertainty over Income Tax Treatments”

This Interpretation clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. In such a circumstance, an entity shall recognise and measure its current or deferred tax asset or liability applying the requirements in IAS 12 based on taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates determined applying this Interpretation.

The Group is currently evaluating the impact of this interpretation on the preparation of its financial statements.

This interpretation is effective for financial periods beginning on or after January 1, 2019; early application is permitted.

2.3 Consolidation -

The consolidated financial statements include the assets, liabilities, results and cash flows of the Company and its subsidiaries detailed in Note 1-(a).

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

a)	Subsidiaries -

Subsidiaries are all entities (including structured entities) over which the Group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a business is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets. The values estimated in the business combinations described in Note 24 were final and not preliminary values.

Acquisition-related costs are expensed as incurred.

The excess of the consideration transferred, any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill (note 2.8). If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the business acquired, these cases are defined as a bargain purchase, the difference is recognized directly in the consolidated statement of comprehensive income.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies.

b)	Associates -

Associates are all entities over which the group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment in associates includes goodwill identified on acquisition.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss, where appropriate.

The Group’s share of post-acquisition profit or loss of an associate, is recognized in the consolidated statement of comprehensive income, and its share of post-acquisition movements in other comprehensive income of the associate is recognized in other comprehensive income of the Group with a corresponding adjustment to the carrying amount

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize its share of further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising from changes in the interest on investments in associates are recognized in the consolidated statement of comprehensive income.

The carrying amount of equity-accounted investments in associates is tested for impairment in accordance with the policy described in Note 2.11.

2.4 Segment information -

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources, assess performance of the operating segments and makes strategic decisions has been identified as the Board of Directors.

2.5 Foreign currency translation -

a)	Functional and presentation currency -

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (‘the functional currency’). The consolidated financial statements are presented in US Dollars, which is the Group’s presentation currency.

b)	Transactions and balances -

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of comprehensive income.

Foreign exchange gains and losses that relate to borrowings, cash and cash equivalents and other accounts are presented in the consolidated statement of comprehensive income within ‘net foreign exchange transactions losses’.

c)	Group companies -

The results and financial position of all the Group entities (none of which has the currency of a hyper inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(a)	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position;

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

(b)	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions);

(c)	equity balances, except for retained earnings, are translated at the historical exchange rates; and

(d)	all resulting exchange differences are recognized in other comprehensive income and included in retained earnings.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.6 Property, plant, equipment and bearer plant -

Property, plant and equipment -

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Historical cost comprises the purchase price and any cost directly attributable to bringing the asset into working condition for its intended use. Cost of replacing part of the plant and equipment is recognized in the carrying amount of the plant and equipment if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in profit or loss as incurred.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amounts of replaced parts are derecognized.

The cost less the residual value of each item of property, plant and equipment is depreciated over its useful life.

Land is not depreciated. Depreciation is calculated using the straight-line method over the estimated useful life of individual assets, as follows:

Years
Buildings and other constructions	Between 10 and 33
Irrigation structure	70
Plant and equipment	Between 5 and 10
Furniture and fixtures	10
Other equipment	Between 3 and 10
Vehicles	5

Bearer Plant -

The amendments to IAS 16 and IAS 41 change the financial reporting for bearer plants, such as avocados, asparagus, mangos, tangerines, grapes and blueberries, which now should be accounted for in the same way as property, plant and equipment because their operation is similar to that of manufacturing. Consequently, the amendments include them within the scope of IAS 16, instead of IAS 41. The produce growing on bearer plants will remain within the scope of IAS 41.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

A bearer plant is a living plant that is used in producing or growing agricultural produce; is expected to be productive for more than one year; and has a remote probability they will be sold as agricultural produce, except for incidental scrap sales. The incidental scrap sales will not prevent a plant to meet the definition of bearer plant. The produce grown on bearer plants is a biological asset.

The Group has chosen to measure bearer plants at their deemed cost on transition. Deemed cost is their fair value upon adoption of the amendment. New bearer plants are recognized under cost model in IAS 16.

Costs related to the planting and growth of bearer plants which include seedlings, sowing, irrigation, agrochemicals and fertilizers are capitalized up to the point of maturity. Administrative, selling and other expenses not related to the production of the bearer plants are expensed in the consolidated statement of comprehensive income.

The production plants that are in growing phase before maturity (permanent investment period) are recognized at historical costs and classified as bearer plants (immature), their growing phase before maturity takes from 6 to 36 months depending on the type of plant.

A bearer plant reaches maturity when it is in the location and condition necessary for it to be capable of bearing produce in the manner intended by management (after the permanent investment period ends). The permanent investment period is defined by Management as the plantation growth stage, which starts one day after the transplant to the plot until its first harvest.

At the point that the production plants reach maturity, they are reclassified to bearer plants (mature), and depreciation commences. Any subsequent costs are expensed unless they enhance the future economic benefits of the assts.

Bearer plants are depreciated under the straight-line method over their estimated useful lives. This method considers the actual curves of production which are basically linear over their estimated useful lives, as follows:

Years
Bearer plants:
- Avocado	18
- Mangoes	22
- Grapes	20
- Blueberries	10
- Tangerine	18
- Asparagus	10

Depreciation commences when assets are available for use as intended by Management.

The assets residual values and useful lives are reviewed, and adjusted prospectively if appropriate, at each financial year-end. At 31 December 2016, there were no changes resulting from the review.

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale. Management determined one year as substantial period of time. The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the entity’s general borrowings during the year.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

An assets’ carrying amount is written-down immediately to its recoverable amount, if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.9).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within ‘other income’ or ‘other expenses’, respectively, in the consolidated statement of comprehensive income.

2.7 Assets held for sale -

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell.

An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

Non-current assets held for sale (including those that are part of a disposal group) are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.

Non-current assets classified as held for sale and the assets of a disposal group are presented separately from the other assets in the consolidated statement of financial position. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the consolidated statement of financial position. At 2015 the Group present as assets held for sale the assets related to the line of preserved asparagus and artichoke, and the assets from Agroindustrial Santa Angela as met the criteria. At 2016 the Group present as assets held for sale, mainly other immaterial remaining inventory of asparagus.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the statement of comprehensive income.

At December 31, 2016, the Group presented as discontinued operations asparagus and artichoke segments, since they met the criteria for the classification. The 2015 comparative financial statements were restated to reflect these businesses as discontinued operations.

2.8 Intangible assets -

Goodwill -

Goodwill is initially measured as the excess of the consideration transferred over the fair value of the net acquirer’s identifiable assets, liabilities, contingent liabilities and non-controlling interest at the date of acquisition. When the accounting for a business combination is not completed by the end of the reporting period in which the business combination took place, the Group reports provisional amounts for those items with valuation process still incomplete.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

The net identifiable assets acquired and liabilities assumed accounted at provisional fair values at acquisition date may be retroactively adjusted to reflect additional information gathered on facts and circumstances existing at acquisition date which, if known, would have affected the measurement of the amounts originally recognized. The period allowed by IFRS 3 for the amendment of provisional amounts recognized should not exceed one year from the acquisition date.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating-units, or groups of cash-generating-units, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of the CGU which goodwill is allocated to is compared to the recoverable amount, which is the higher of value in use and the fair value less costs of disposal. Any impairment is recognized immediately as an expense and is not subsequently reversed.

2.9 Impairment of non-financial assets -

Goodwill, intangible assets that have an indefinite useful life or intangible assets not ready to use are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization and depreciation and other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). Prior impairments of non-financial assets (other than goodwill) are reviewed for possible reversal at each reporting date.

Fair value is the price received to sell an asset in an orderly transaction between market participants at measurement date. In assessing the value in use of an asset, its estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

2.10 Financial assets -

Classification -

The Group classifies its financial assets in the category loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Group’s loans and receivables comprise ‘trade accounts receivable’, ‘other accounts receivable’ and ‘cash and cash equivalents and cash subject to restriction’ in the consolidated statement of financial position (Notes 14, 13 and 15, respectively).

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

Recognition, derecognition and measurement -

Loans and receivables are initially recognized at fair value plus transaction costs and subsequently carried at amortised cost using the effective interest method. Loans and receivable are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

2.11 Impairment of financial assets -

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

The amount of the loss of loans and receivables category is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated statement of comprehensive income.

2.12 Biological assets -

Produce grown on fruit bearer plants and living animals are biological assets.

In June 2014, the IASB published amendments to IAS 16 and IAS 41, which differentiates a subset of biological assets called bearer plants. Bearer plants are only used to grow produce over their estimated productive lives and are considered in the same way as an item of property, plant and equipment. Therefore, biological assets other than bearer plants are accounted for under IAS 41 and will continue to be measured at fair value less cost of sales.

The permanent investment stage of the process of growing a biological asset qualifies the new definition of bearer plants under IAS 16. As required by IAS 8, the change in the accounting policy was applied retrospectively. As a result, avocado, mangos, grapes, blueberries, tangerines, asparagus were reclassified to property, plant and equipment from January 1, 2015; and therefore, the comparative figures have been revised and bearer plant are subsequently measured at cost using the cost model.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

Under the provisions of IAS 41, the agricultural produce grown on fruit bearer plants will continue to be within the scope of this standard and measured at their fair value less cost to sell. Changes in fair value are recognized in profit or loss as the produce grows. As explained in Note 6, the Group has adopted the amendments to IAS 16 and IAS 41 for the first time this year. These amendments have resulted in changes in the Group’s accounting policies and adjustments to the amounts previously recognized in the financial statements.

Biological assets are growing produce on all bearer plants and living animals managed by the Group for sale. These are growing asparagus, avocados, mangoes, grapes, tangerines, blueberries and shrimps which are to be harvested as agricultural produce.

Biological assets are measured at fair value less costs to sell on initial recognition and at each statement of financial position date. The fair value of biological assets excludes the land and the bearer plant upon which the biological assets are harvested.

Costs to sell include all incremental costs directly attributable to the sale of the biological assets, excluding finance costs and income taxes. The fair value of a biological asset in its present location and condition is determined based on the present value of expected net cash flows from the biological asset discounted at a current market-determined pre-tax rate.

In determining the fair value of a biological asset based on the expected net discounted cash flows, the following factors have been taken into account:

i)	the expected future sales price;

ii)	the cost expected to arise through the growth of the asset;

iii)	a pre-tax discount rate; and

iv)	volume produced.

The application of factors mentioned above requires the use of estimates and judgments by Management (Note 4).

Expected future sale prices for all biological assets are determined by reference to observable data in the relevant market of the harvested produce. Costs expected to arise through the growth of the biological assets are estimated based on historical data.

The gain or loss arising from initial recognition of a biological asset at fair value less costs to sell and from a change in fair value less costs to sell of a biological asset is recognized in the consolidated statement of comprehensive income in the period in which they arise.

Agricultural produce harvested from the Group’s biological assets is initially measured at its fair value less costs to sell at the point of harvest. The fair value of agricultural produce is determined based on market prices. The cost of the agricultural produce included in inventories for subsequent sale is deemed to be the fair value of produce less costs to sell at the point of harvest in the local market.

2.13 Inventories -

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the average cost method.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

The cost of biological products is determined as the fair value less estimated point of sale costs at the time of harvest (Note 2.12).

Net realizable value is the estimated sale price in the ordinary course of business, less estimated cost to place inventories in selling conditions and commercialization and distributions expenses.

The cost of inventories may not be recovered if: i) the inventories are damaged or become wholly or partially obsolete; or ii) their selling prices decline or the estimated necessary costs to be incurred to produce their sale increase. In such circumstances, inventories are written-off to their net realizable value. The Group determines the provision for obsolescence as follows:

Fresh and frozen products	100% of cost at expiration
Preserved products	50% of cost after 2 years

The provision for obsolescence is estimated on an item by item basis or for groups of items with similar characteristics (with same crop, market and similar other characteristics).

2.14 Trade accounts receivable -

Trade accounts receivable are amounts due from customers for merchandise sold in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade accounts receivable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

A provision for impairment of trade receivables is estimated when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the invoice. The amount of the provision is the difference between the carrying amount and the present value of the recoverable amounts and this difference is recognized in the consolidated statement of comprehensive income in ‘other expenses’. Accounts receivable provided for are written-off when they are assessed as uncollectible.

2.15 Cash and cash equivalents -

In the consolidated statement of cash flows, cash and cash equivalents includes cash at banks and in hand, deposits held at call with banks, short-term, highly liquid investments funds, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value with original maturities of three months or less. Cash and cash equivalents excludes cash subject to restriction.

2.16 Share capital -

Ordinary shares are classified as equity. Any excess received over the par value of issued shares is classified as share premium.

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

Where any Group company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. Where such shares are subsequently sold, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

2.17 Trade accounts payable -

Trade accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade accounts payable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.18 Bank loans and long-term debt -

Bank loans and long-term debt are recognized initially at fair value, net of transaction costs incurred. Bank loans and long-term debt are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of comprehensive income over the period of the borrowing using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down.

Long-term debt are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the consolidated statement of financial position date.

Bank loans for working capital uses are classified as current liabilities as the settlement of these liabilities are in the short-term.

2.19 Leases -

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

The Group leases certain property, plant and equipment. Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in long-term debt. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

When assets are leased out under a finance lease, the present value of the lease payments is recognized as a receivable. The difference between the gross receivable and the present value of the receivable is recognized as unearned finance income. The unearned finance income is recognized as income over the term of the lease on a straight-line basis.

2.20 Current and deferred income tax -

Income tax expense for the period comprises current and deferred income tax. Income tax is recognized in the consolidated statement of comprehensive income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case the income tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted at the consolidated statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for when it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted at the date of the consolidated statement of financial position and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax liabilities are provided on temporary differences arising on investments in associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Generally the Group is unable to control the reversal of the temporary difference for associates. Only where there is an agreement in place that gives the Group the ability to control the reversal of the temporary difference it is not recognized.

Deferred income tax assets are recognized on deductible temporary differences, only to the extent that is it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilised.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

The Group did not recognise any deferred income tax liability for unremitted earnings from Peruvian subsidiaries to Cyprus companies, since there is no legal obligation to pay income tax to the tax authorities of Cyprus and Peru until dividends are distributed. Additionally, it is unlikely a distribution of dividends to take place in the foreseeable future based on the decision of the board of Directors.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

2.21 Provisions -

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures at fair value expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

2.22 Employee benefits -

Workers’ profit sharing and other employee benefits -

In accordance with Peruvian Legislation, Peruvian entities of the Group are required to provide for workers’ profit sharing equivalent to 10% of taxable income in Peru of each year. This amount is charged to the consolidated statement of comprehensive income (distributed among cost of sales, administrative expenses and selling expenses, as appropriate). This charge is a deductible expense for income tax purposes.

Statutory bonuses -

The Peruvian Group Companies recognizes the expense in bonuses and the related liabilities under Peruvian legal tax regulations. Statutory bonuses consist of two (2) annual one-month salaries paid in July and December every year.

Employees’ severance indemnities -

Employees’ severance indemnities of Peruvian Group Companies personnel comprise indemnities determined under Peruvian laws and regulations and which has to be credited to bank accounts selected by employees in May and November every year. The annual employees’ severance indemnities equal one-month salary. The Group does not have obligations of additional payments once these annual deposits, to which each worker is entitled to, are made.

2.23 Revenue recognition -

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods supplied, stated net of discounts, returns and value added taxes. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the group’s activities, as described below. The Group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

The following specific recognition criteria must also be met before revenue is recognized:

a)	Sales of goods -

•

The Group’s agro-industrial activities comprise the selling (exports) of fresh, frozen and preserved agricultural products. These sales are measured at the fair value of the consideration received or receivable,

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

net of returns and allowances, trade and other discounts, and sales taxes, as applicable. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods. Transfers of risks and rewards vary depending on the individual terms of the contract of sale, so revenue recognition will be dependent on them, either on delivery or on dispatch.

Frozen and preserved exports are invoiced at a fixed price while fresh exports on a preliminary liquidation basis (provisionally priced). In the case of sales invoiced in a preliminary liquidation basis, the value of the provisionally priced fresh products is re-measured using Management’s best-estimated price that is expected to be settled with the customer. The selling price of fresh products can be measured reliably as these products are actively traded on international markets.

•	Domestic sales. Revenue is recognized on delivery.

b)	Interest income -

Interest income is recognized using the effective interest method.

2.24 Costs and expenses -

Cost of sales corresponds to the cost of production of goods sold, and is recorded simultaneously with the recognition of revenue. Other costs and expenses are recognized on an accrual basis and recorded in the periods to which they are related.

2.25 Contingent liabilities and assets -

Contingent liabilities are not recognized in the financial statements but disclosed in notes to the financial statements unless their occurrence is estimated as remote. Contingent assets are not recognized in the financial statements, unless virtually certain, and are disclosed only if their realization is assessed as probable.

2.26 Custom duties refunds -

Custom duties refunds (drawback) correspond to a tax benefit granted by the Peruvian Government by means of which the Group is reimbursed for the custom duties paid on the importation of goods that are a component of the FOB value of exported products. The refund of these custom duties is credited to the cost of sales in the consolidated statement of comprehensive income when the Group has the right to claim the refund (when the export is completed).

2.27 Non-controlling interest -

The Group recognises non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis. For its non-controlling interests, the Group elected to recognise the non-controlling interests at its proportionate share of the acquired net identifiable assets. See Note 2.3 for the Group’s accounting policies for business combinations.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of financial position.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

2.28 Comparative figures and changes in accounting policies-

During the year the Group has adopted the amendments made to IAS 16 and IAS 41 in relation to bearer plants. These amendments have resulted in changes in accounting policies and adjustments to the amounts recognised in the consolidated financial statements. Details of the significant reclassifications and/or prior year adjustments are disclosed in Note 2.2.

Comparative figures have been adjusted to conform with changes in the presentation for the current year.

3 FINANCIAL RISK MANAGEMENT

3.1 Financial risk factors

The Group activities is exposed to risks arising from climatic changes and financing risks (including foreign exchange risk, cash flows and fair value of interest rate risk and price risk), credit risk and liquidity risk.

The Group’s geographic spread of agricultural lands allows a high degree of mitigation against adverse climatic conditions such as droughts and temperature changes as result of climatic events. The Group has strong environmental policies and procedures in place to mitigate climatic risk.

The seasonal nature of the agricultural products of the Group requires a high level of cash flow in the second half of the year. The Group actively manages the working capital requirements and has sufficient credit facilities to meet the cash flow requirements.

a)	Market risk -

i)	Foreign exchange risk -

The Group’s entities operate locally and internationally and are exposed to foreign exchange risk arising from other currency exposures, primarily with respect to the Sol and Euros. The Group’s entities buy and sell its products and services and obtain funding for its working capital and investments mainly in its functional currency. Some costs are incurred in Sol and some sales are made in Euros. The Group does not carry out a hedging strategy with derivative financial instruments to cover its exchange risk.

As of 31 December 2016, 2015 and 1 January 2015 the Group had the following assets and liabilities in Sol (PEN) and Euros (€) (expressed in USD000):

	2016		Total	2015		Total	1 January 2015		Total
	PEN	€	USD	PEN	€	USD	PEN	€	USD
Assets -
Cash and cash equivalents	1,213	2,156	3,369	1,941	8,902	10,843	3,206	2,766	5,972
Trade and other accounts receivable	6,986	11,467	18,453	14,817	10,294	25,111	19,658	13,999	33,657

	8,199	13,623	21,822	16,758	19,196	35,954	22,864	16,765	39,629

Liabilities -
Accounts payable	14,007	1,156	15,163	14,365	2,976	17,341	25,283	3,131	28,414

Asset position, net	(5,808)	12,467	6,659	2,393	16,220	18,613	(2,419)	13,634	11,215

The remaining balance of cash and cash equivalents and trade and other accounts receivable amounting to USD114,957 relates to balances denominated in United States Dollar (31 December 2015: USD45,517 and 1 January 2015: USD52,527).

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

The remaining balance of liabilities, except for the deferred income tax, amounting to USD305,804 relates to balances denominated in United States Dollar (31 December 2015: USD283,410 and 1 January 2015:USD314,155).

The following table demonstrates the sensitivity to a reasonable possible change in Sol exchange rate and Euro exchange rate for twelve months against the US Dollar, with all other variables held constant, on the Group’s pre-tax profit:

	Increase/ decrease PEN rate	Effect on profit before tax	Increase/ decrease € rate	Effect on profit before tax
2016	+8%	465	+8%	997
	-8%	(465)	-8%	(997)
2015	+8%	190	+8%	1,298
	-8%	(190)	-8%	(1,298)

ii)	Cash flows and fair value of interest rate risk -

Changes in interest rates impact primarily loans and long-term borrowings by changing either their fair value (fixed rate debt) or their future cash flows (variable rate debt).

Since all interest bearing loans and borrowings have a fixed interest rate, the Group is not exposed to cash flow interest rate risk.

Fixed rate borrowings of the Group are negotiated at market rates on a timely basis, in order to reduce the Group´s exposure to fair value interest rate risk. However, the Group is exposed to interest rate risk on fair value of its borrowings. The Group assumes this risk; therefore it does not carry out a hedging strategy with derivative financial instruments to cover its fair value interest rate risk. The fair value of borrowings is disclosed in Note 19.

iii)	Price risk -

The Group is exposed to the risk of price changes of fresh products The Group assumes this risk and does not use hedge instruments to manage its price risks.

b)	Credit risk -

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract leading to a financial loss. The Group is exposed to credit risk on trade and other receivables and deposits in banks.

The maximum exposure to credit risk is the carrying amount of accounts receivable and its deposits in financial institutions (Note 14 and 15) as shown on the consolidated statement of financial position. Sales transactions are carried out with a number of different counterparties, which mitigates credit risk concentration. The Group seeks for external assistance to evaluate the rating of the possible new customer. With this information, a credit limit for the customer is set. Management makes efforts in building long-lasting relationships with customers (over 6 months). As of 31 December 2016 and 2015, no credit limits were exceeded during the reporting period, and Management does not expect significant losses from non-performance by these counterparties.

The accounts receivable from a single customer represent approximately 18 per cent of the balance as of 31 December 2016 (14 per cent as of 31 December 2015). All new transactions with this customer are being executed with letters of credit to mitigate credit risk exposure. These letters work as a guarantee for the Company in case of financial complications of the customer to assume its payment obligations.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

In addition, the Group has a multimarket credit insurance coverage over the exports of fresh and preserved products in an aggregate amount up to USD231,000 at 31 December 2016 (USD185,000 in 2015).

c)	Liquidity risk -

The Group has sufficient credit capacity to have access to credit lines with top-ranked financial institutions (institutions with no history of default and prestigious locally) under market terms. In addition, the Group develops new bank relationships in order to have adequate funding available at all times. However, with the current global political uncertainty there is a risk that banks may revise the terms of the lines of credit (short-term financing which might not be able to be refinanced). The Group assumes this risk. As of 31 December 2016, lines of credit available but not used amount to USD12,700.

The table below analyses the Group’s non-derivative financial liabilities and allocates them into relevant maturity groupings based on the remaining period at the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months (with the exception of borrowings) equal their carrying balances as the impact of discounting is not significant.

	Within 1 year	Between 1 and 2 years	Between 2 and 6 years	Total
	USD	USD	USD	USD
31 December 2016 -
Long - term debt	72,027	21,584	189,466	283,077
Trade accounts payable	37,698	—	—	37,698
Other accounts payable (Note 10)	1,113	—	—	1,113
Bank loans	40,980	—	—	40,980

	151,818	21,584	189,466	362,868

31 December 2015 -
Long - term debt	21,597	205,240	1,502	228,339
Trade accounts payable	34,355	—	—	34,355
Other accounts payable (Note 10)	1,397	—	—	1,397
Bank loans	36,315	—	—	36,315

	93,664	205,240	1,502	300,406

1 January 2015-
Long - term debt	24,703	23,579	206,204	254,486
Trade accounts payable	48,315	—	—	48,315
Other accounts payable (Note 10)	1,895	—	—	1,895
Bank loans	87,160	—	—	87,160

	162,073	23.579	206,204	391,856

3.2 Capital risk management -

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

Consistent with others in the industry the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including ‘current and non-current borrowings’ as shown in the consolidated statement of financial position), less cash and cash equivalents. Total capital is calculated as equity as shown in the consolidated statement of financial position plus net debt.

The Group’s strategy was to maintain the gearing ratio in no more than 0.5. The gearing ratios were as follows:

	At 31 December		1 January 2015
	2016	2015
	USD	USD	USD
Bank loans (Note 23)	40,850	36,120	59,603
Long-term debt (Note 19)	218,191	214,775	217,799
Less cash and cash equivalents (Note 15)	(84,700)	(26,647)	(30,505)

Net debt (a)	174,341	224,248	246,897

Total equity as per statement of financial position (b)	260,098	266,578	298,134

Total capital as defined by management (a) + (b)	434,439	490,826	545,031

Gearing ratio (a) / (a) + (b)	0.40	0.46	0.45

At 2016 the decrease in the gearing ratio is mainly due to the increase in cash and cash equivalents balances for the payment of the Notes due 2017 and the decrease in total equity.

3.3 Fair value estimation -

The carrying amount of trade accounts receivable and trade accounts payable are similar to their fair values, as the impact of discounting is not significant. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

The information used by the Group to estimate the fair value is categorized in following levels:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

See Note 9 for disclosures of the measurement of biological assets

As of 31 December 2016 and 2015, the Group does not maintain any other financial assets or liabilities measured at fair value since they are measured at amortized cost.

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

4.1 Critical accounting estimates and assumptions -

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Critical accounting estimates made by management are continually evaluated and are based on historical experience and other factors, including expectation of future foreseeable events that are believed to be reasonable under the circumstances. Management performs sensitivity analysis as a way of determining the potential impact of the changes of estimates on the fair value of biological assets.

The most significant use of judgment is the estimation of the fair value of biological assets, including growing produce (asparagus, avocados, mangos, grapes and blueberries) and shrimps. The inputs to the valuation models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. The valuation of biological assets is described in more detail in Note 9.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

•	Estimation of fair value of biological assets – Notes 2.12 and 9.

To assess the fair value of biological assets the Group takes into account the criteria set out in IAS 41 and IFRS 13, which requires that a biological asset should be measured at its fair value. The fair value indicated is determined by using the present value of net cash flows expected to be obtained from the assets. Determining the fair value of an asset requires the application of judgment to decide on the way in which biological asset will be recovered and assumptions to be used in its determination.

In this regard, in determining fair value, the Management uses estimates for plantation volumes, sales prices, weather conditions on expected yields, discount rate and cost per hectare. The changes in assumptions or estimates used in the calculations could influence the outcome thereof.

The model inputs involve estimates that are calculated for every growing produce to be harvested. The fair value has been determined in US dollars and the discounted net cash flows included in estimates of management consider a risk adjusted discount rate affected by the specific industry and market risks; therefore it represents the rate that a market participant would use. The Group uses a short-term discount rate for biological assets.

The Group carries out a sensitivity analysis of the biological assets taking into consideration volatility levels that would give rise to a material effect in profit before tax. The variables used in the determination of the fair values of the biological assets that may be subject to variance are: i) the forecast of revenue and costs, and ii) determination of the discount rate. With respect to the revenue and costs forecasts, it should be noted that it has been determined based on the harvest and investment forecast for the next campaign, which Management considers their changes of estimates depend on quality factors of the produce. These quality factors are monitored by Management through a detailed ongoing follow-up. With respect to the discount rate a sensitivity analysis has been performed by increasing/decreasing it by 5% as follows:

	Increase/ decrease rate	Effect on profit before tax
		USD
2016	+5%	(320)
	-5%	320
2015	+5%	(244)
	-5%	244

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

Sensitivity analysis for all other variables is included in Note 9.

•	Review of long lived assets carrying amounts and impairment charges - Notes 6 and 8.

The Group assesses annually whether a provision for impairment is required to be made under the accounting policy described in Note 2. This determination requires Management’s judgment in analyzing evidence of impairment as well as in determining value in use. For the latter, judgment is required in preparing the expected future cash flows, including forecasts of the Group’s future operation, forecasts of economic factors that may impact revenue and costs as well as in determining the discount rate to be applied to those cash flows.

Estimates used in determining the recoverable amount of avocado’s CGU relates to Management’s consideration of prior-years events in the market and operations, which affected production and prices of avocado negatively, resulted in a change in the Group’s strategy. These considerations were relevant to estimate the expected future cash flows and have been factored into the coming years. In 2016 an impairment was recognized in the goodwill (Note 8) for the change in the estimations of Management.

•	Estimation of income tax - Notes 2.20, 17 and 33

Determination of the tax obligations and expenses requires interpretations of the applicable tax laws and regulations. The Group receives advice from its professional legal tax counsel before making any decision on tax matters. Even though Management considers its estimates are prudent and appropriate, differences of interpretation may arise with Tax Authorities that may require future tax adjustments. The Group recognizes liabilities for situations observed in preliminary tax audits based on estimates as to whether the payment of additional taxes is required. When the final tax result of these situations is different from the amounts that were initially recorded, the differences are charged to the current and deferred income tax assets and liabilities in the period in which this fact is determined. The Group performed sensitivity analysis on the possibility of inappropriate interpretations of tax law. In this it has assessed the probability of change of estimates to quantify its impact on the financial statements.

Where the actual final outcome (on the judgment areas) differs by 10% from management’s estimates, the Group would need to:

	Effect on income tax
	2016	2015
	USD	USD
Decrease the income tax liability	(809)	(361)
Increase the income tax liability	809	361

4.2 Critical judgments in applying the Group´s accounting policies

Determination of functional currency - Note 2.5

Management has determined the functional currency of the Group’s principal operating entities to be the US Dollar. These entities sell their products in international markets to customers in a number of countries and sales are influenced by a number of currencies. Most operating costs are incurred in Peru but many are invoiced in US Dollars and the price of some raw materials and supplies are influenced by the US Dollar. The borrowings and cash balances of these entities are held in US Dollars. Management has used its judgment to determine the functional currency, taking into account the secondary factors and concluded that the currency that most faithfully represents the economic environment and conditions of these entities is the United States Dollar.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

Bearer plants (Note 2.6 and 6)

Critical judgement is applied when Management establishes when bearer plants are available for use, which is the end of the permanent investment period (point of maturity), and they are transferred to Bearer plants (mature) and depreciation commences. The permanent investment period starts one day after the transplant to the plot until the first harvest.

5 SEGMENT INFORMATION

In 2017, the Group changed its organizational structure and the financial and other information provided to the Group’s Chief Operating Decision-Maker The Group’s Chief Operating Decision-Maker uses product information to manage resources and to identify those production lines, which may eventually cease to generate value for the Group, and based on that information, decisions are made to develop other production lines. As a result of the changes, the Group has four reportable segments namely blueberries, avocados, seafoods and others. The segment of others includes those products relevant to the business whose sales occur in months and seasons in which blueberries, avocados and shrimps generally do not export products, due to seasonality of the harvest. The segment information in these financial statements have been retrospectively restated to reflect the changes in the reportable segments made in 2017.

Goodwill arising from the acquisition of Camposol S.A. in 2008 was allocated to avocados and asparagus (discontinued in 2016). The goodwill allocated to asparagus was fully impaired in 2015 and the goodwill allocated to avocados was fully impaired in 2016.

The Group formed the seafoods segment, which includes shrimps and shellfish in 2014.

The four reportable operating segments are engaged in producing, processing and commercializing a number of agricultural products, presented in fresh, preserved (until 2015) and frozen, which are mainly exported to European markets and the United States of America.

All production and related assets are in Peru.

The following shows sales from continuing operations based on the country/area in which the customer is located.

	2016	2015
	USD	USD
Europe	98,647	113,692
USA	130,373	84,674
Asia	17,208	14,890
Canada	7,544	2,522
South America	20,631	20,144
Other	2,288	716

	276,691	236,637

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

The following table shows revenues, gross profit and profit (loss) after adjustment for biological assets by segment, from continuing operations, excluding the unallocated revenues and costs of products not reviewed separately by the CODM:

	Blueberries	Avocados	Seafoods	Others	Total
	USD	USD	USD	USD	USD
2016 –
Revenues	100,202	53,413	70,173	47,454	271,242
Cost of sales	(34,371)	(39,745)	(61,761)	(38,473)	(174,350)
Gross profit / (loss) before adjustment for biological assets	65,831	13,668	8,412	8,981	96,892
Gain (loss) arising from changes in fair value of biological assets	(1,090)	7,207	200	1,307	7,624
Gross profit (loss) after adjustment for biological assets by segment	64,741	20,875	8,612	10,288	104,516

2015 –
Revenues	48,093	53,678	57,156	68,433	227,360
Cost of sales	(14,469)	(37,269)	(56,279)	(58,910)	(166,927)
Gross profit / (loss) before adjustment for biological assets	33,624	16,409	877	9,523	60,433
Gain (loss) arising from changes in fair value of biological assets	32,021	(8,740)	310	(4,854)	18,737
Gross profit (loss) after adjustment for biological assets by segment	65,645	7,669	1,187	4,669	79,170

The following table shows assets by segment, excluding unallocated assets:

	Blueberries	Avocados	Seafoods	Others	Total
	USD	USD	USD	USD	USD
31 December 2016 –
Biological assets	39,209	14,636	9,005	5,213	68,063
Goodwill	—	—	95	—	95
Finished products	7,139	562	5,210	5,774	18,685
Property, plant and equipment	87,612	144,284	62,722	65,573	360,191

Total assets by segment	133,960	159,482	77,032	76,560	447,034

Area (Has)	1,460	2,653	1,003	1,006	6,122
Impairment of assets	—	10,973	—	—	10,973

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

	Blueberries	Avocados	Seafoods	Others	Total
	USD	USD	USD	USD	USD
31 December 2015 –
Biological assets	40,766	6,970	5,714	5,626	59,076
Goodwill	—	8,472	—	—	8,472
Finished products	1,879	2,141	8,686	6,717	19,423
Property, plant and equipment	52,907	174,997	82,298	56,377	366,579

Total assets by segment	95,552	192,580	96,698	68,720	453,550

Area (Has)	1,050	2,655	724	922	5,351
1 January 2015 –
Biological assets	7,913	13,986	8,307	10,335	40,541
Goodwill	—	8,472	—	—	8,472
Finished products	1,221	1,276	7,739	17,180	27,416
Property, plant and equipment	45,359	180,794	56,384	93,932	376,469

Total assets by segment	54,493	204,528	72,430	121,447	452,898

Area (Has)	566	2,653	1,050	1,080	5,349

At 31 December 2016 there has been transfers of land, machinery and equipment from discontinued operations to blueberries segment of USD141 (USD278 in 2015).

Disclosure of segment profit measurement is made using the gross profit and profit and loss after adjustment for biological assets, which is used in assessing the performance of each segment.

Administrative expenses, selling expenses, other income and other expenses are not considered as expenses and income of the segments, and therefore are not allocated to any segment.

Unallocated revenues and cost of sales correspond to minor products not reported to the CODM. Total assets presented by segment include the asset information provided to the CODM, namely biological assets, goodwill, finished products inventory and property, plant and equipment. The total assets presented by segment as of December 31, 2015 and January 1, 2015, reflect the assets of the asparagus and artichoke segments that ceased operations and were discontinued in 2016 as unallocated.

Following is a reconciliation of revenue from continuing operations of reportable segments with the total revenue from continuing operations of the Group:

	2016	2015
	USD	USD
Total revenue of reportable segments	271,242	227,360
Unallocated revenue	5,449	9,277

Total revenue of the Group	276,691	236,637

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

Following is a reconciliation of profit after adjustment for biological assets by segments with the profit after adjustment for biological assets from continuing operations:

	2016	2015
	USD	USD
Profit after adjustment for biological assets by segments	104,516	79,170
Unallocated revenue	5,449	9,277
Unallocated cost of sales	(5,354)	(11,391)

Profit after adjustment for biological assets	104,611	77,056

Following is a reconciliation of total assets by segments with total assets:

	31 December		1 January 2015
	2016	2015
	USD	USD	USD
Total assets by segments	447,034	453,550	452,898
Unallocated biological assets	—	1,550	—
Unallocated inventories	13,883	27,679	67,820
Unallocated property, plant and equipment	10,564	15,312	35,091
Unallocated intangible assets	3,599	3,613	6,056
Investment in associate	2,764	2,036	1,782
Deferred income tax	2,625	4,131	2,667
Assets classified as held for sale	2,334	9,058	—
Prepaid expenses	988	970	1,142
Other accounts receivable	9,280	14,115	15,657
Current tax assets	6,750	7,281	7,949
Trade accounts receivable	42,799	40,709	45,994
Cash subject to restriction	—	—	7,500
Cash and cash equivalents	84,700	26,647	30,505

Total assets	627,320	606,651	675,061

The following table shows revenues and gross profit by customer from continuing operations:

	Major 10 customers	Major 11 to 20 customers	Major 21 to 28 customers	Other customers	Total
	USD	USD	USD	USD	USD
Year 2016
Revenues	114,252	36,254	20,136	106,049	276,691
Gross profit	49,764	14,053	6,914	26,256	96,987

Year 2015
Revenues	63,321	25,955	13,092	134,269	236,637
Gross profit	18,678	9,281	3,340	27,020	58,319

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

Gross profit by type of produce from continuing operations for the year ended 31 December is as follows:

	2016			2015
	Revenue	Cost of sales	Gross profit	Revenue	Cost of sales	Gross profit
	USD	USD	USD	USD	USD	USD
Fresh	179,611	(87,559)	92,052	139,123	(73,757)	65,366
Preserved	2,620	(3,328)	(708)	18,363	(20,215)	(1,852)
Frozen	87,793	(82,731)	5,062	74,775	(75,508)	(733)
Others	6,667	(6,086)	581	4,376	(8,838)	(4,462)

	276,691	(179,704)	96,987	236,637	(178,318)	58,319

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

6 PROPERTY, PLANT AND EQUIPMENT

	Land	Building and other construction	Plant and equipment	Furniture, fixtures and equipment	Vehicles	Bearer plants (mature)	Bearer plants (immature)		Construction in progress	Total
	USD	USD	USD	USD	USD	USD	USD		USD	USD
At 1 January 2015						(Restated )	(Restated	)
Cost	60,316	75,238	83,101	17,071	5,299	215,451	2,007		21,850	480,333
Accumulated depreciation	—	(17,666)	(40,455)	(6,956)	(3,696)	—	—		—	(68,773)

Net book amount	60,316	57,572	42,646	10,115	1,603	215,451	2,007		21,850	411,560

Year ended 31 December 2015
Opening net book amount	60,316	57,572	42,646	10,115	1,603	215,451	2,007		21,850	411,560
Additions	3,708	—	7,658	2,637	104	—	10,147		5,887	30,141
Transfers	—	11,633	—	—	—	9,676	1,058		(22,367)	—
Adjustments	—	(22)	302	(30)	42	—	—		—	292
Disposals	(323)	(1,871)	(1,140)	(80)	(93)	(376)	—		(587)	(4,470)
Transferred to disposal group classified as held for sale	(3,567)	—	(1,751)	—	—	—	—		—	(5,318)
Impairment charge	—	—	(619)	—	—	(6,216)	—		—	(6,835)
Exchanges differences	(1,460)	(1,486)	(700)	(233)	24)	—	—		(194)	(4,049)
Depreciation charge	—	(3,152)	(6,946)	(1,682)	(360)	(27,290)	—		—	(39,430)

Closing net book amount	58,674	62,674	39,450	10,727	1,320	191,245	13,212		4,589	381,891

At 31 December 2015
Cost	58,674	82,317	78,788	19,035	4,496	224,751	13,212		4,589	485,862)
Accumulated impairment	—	—	(619)	—	—	(6,216)	—		—	(6,835)
Accumulated depreciation	—	(19,643)	(38,719)	(8,308)	(3,176)	(27,290)	—		—	(97,136)

Net book amount	58,674	62,674	39,450	10,727	1,320	191,245	13,212		4,589	381,891

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

	Land	Building and other construction	Plant and equipment	Furniture, fixtures and equipment	Vehicles	Bearer plants (mature)	Bearer plants (immature)	Construction in progress	Total
	USD	USD	USD	USD	USD	USD	USD	USD	USD

Year ended 31 December 2016
Opening net book amount	58,674	62,674	39,450	10,727	1,320	191,245	13,212	4,589	381,891
Additions	—	4	2,590	1,040	153	—	6,675	18,048	28,510
Transfers	332	4,088	—	—	—	16,273	(16,273)	(4,420)	—
Adjustments	—	—	—	—	10	987	—	—	997
Disposals	(344)	(3,514)	(526)	(495)	—	(3,212)	—	(54)	(8,145)
Transferred to disposal group classified as held for sale	—	—	(2,164)	—	—	—	—	—	(2,164)
Impairment charge	—	—	(617)	—	—	(1,884)	—	—	(2,501)
Acquisition of subsidiaries	1,425	2,255	2,825	29	7	—	—	10	6,551
Exchanges differences	4,317	(3,452)	3,665	3,456	472	—	—	(5,125)	3,333
Depreciation charge	—	(3,779)	(7,301)	(1,706)	(230)	(24,701)	—	—	(37,717)

Closing net book amount	64,404	58,276	37,922	13,051	1,732	178,708	3,614	13,048	370,755

At 31 December 2016
Cost	64,404	81,028	78,059	18,382	5,176	238,799	3,614	13,048	502,510
Accumulated Impairment	—	—	(1,236)	—	—	(8,100)	—	—	(9,336)
Accumulated depreciation	—	(22,752)	(38,901)	(5,331)	(3,444)	(51,991)	—	—	(122,419)

Net book amount	64,404	58,276	37,922	13,051	1,732	178,708	3,614	13,048	370,755

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

For the year ended 31 December 2016 loss on disposal of property, plant and equipment amounts to USD746 (gain of USD 6,697 as of 31 December 2015) (see Note 30). The carrying amount of assets disposed of during 2016 amounted to USD3,212 (USD376 as of 31 December 2015).

a)	The carrying amount of property, plant and equipment acquired under finance leases is as follows:

	At 31 December		1 January 2015
	2016	2015
	USD	USD
Building and other constructions	3,679	4,029	4,004
Plant and equipment	5,049	6,387	6,647
Furniture, fixtures and equipment	747	877	938
Vehicles	127	229	383

	9,602	11,522	11,972

The payments of these obligations are secured with the assets acquired under the lease contracts.

b)	As of 31 December 2016 and 2015, property, plant and equipment are insured up to a value of USD80,000. Management believes that this policy is consistent with international practices in the industry and takes into account the risk of eventual losses due to the nature of the assets.

c)	The total depreciation for the year 2016 includes USD1,622 that corresponds to the depreciation of the fair value of acquired assets in business combinations (USD1,450 at 2015).

d)	The allocation of the depreciation charge is as follows:

	2016	2015
	USD	USD
Cost of sales (Note 26)	9,816	6,526
Depreciation of continued bearer plant (Note 26)	19,578	17,761
Depreciation of discontinued bearer plant (Note 36)	5,123	9,529
Administrative expenses (Note 28)	633	881
Depreciation of discontinued equipment (Note 36)	2,567	4,733

	37,717	39,430

e)	Bank borrowings are secured by fixed assets with a total amount of USD77,752 in 2016 (USD55,300 in 2015).

Bearer Plant

During 2016 and 2015, the Company prepared 6,122 and 6,612 hectares land for cultivation, respectively; and during 2016 planted 406 hectares (539 hectares during 2015).

The depreciation charge for the bearer plant in 2016 amounts to USD24,701 (USD27,290 for 2015).

7 INVESTMENT IN ASSOCIATE

	% share in the in the capital	At 31 December		1 January 2015
		2016	2015
	%	USD	USD	USD
Empacadora de Frutos Tropicales S.A.C.	40.00	2,764	2,036	1,782

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

On 30 September 2006 Camposol S.A. participated in the incorporation of Empacadora de Frutos Tropicales S.A.C (Empafrut), a Peruvian company engaged in the processing and commercialization of fresh fruit products, mainly mangos. The cost of the investment amounted to USD600. Empafrut is not a listed entity.

The Group’s share in the 2016 income of this company amounted to USD728 (USD253 in 2015) which are shown separately in the consolidated statement of comprehensive income. There were no transactions with the owners of the rest of the interest.

The summarized financial information at 100% for this associated company as follows:

	At 31 December		1 January 2015
	2016	2015
	USD	USD	USD
Total assets	9,641	8,460	7,468
Total liabilities	2,732	3,370	3,011
Total revenue	7,086	6,125	—
Profit for the year	2,560	1,799	—
Total equity	6,910	5,090	4,457

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

8 INTANGIBLE ASSETS

The movement of the cost and the accumulated amortization of intangibles assets is as follows:

	Goodwill	Software	Other	Total
	USD	USD	USD	USD
As at 1 January 2015
Cost	11,950	5,015	396	17,361)
Accumulated amortization	—	(2,537)	(296)	(2,833)

Net book amount	11,950	2,478	100	14,528

Year ended 31 December 2015
Opening net book amount	11,950	2,478	100	14,528
Additions	—	1,683	—	1,683
Impairment charge	(3,478)	—	—	(3,478)
Amortization charge	—	(548)	(100)	(648)

Closing net book amount	8,472	3,613	—	12,085

As at 31 December 2015
Cost	11,950	6,698	396	19,044
Accumulated impairment	(3,478)	—	—	(3,478)
Accumulated amortization	—	(3,085)	(396)	(3,481)

Net book amount	8,472	3,613	—	12,085

Year ended 31 December 2016
Opening net book amount	8,472	3,613	—	12,085
Additions	95	712	—	807
Exchange differences	—	(3)	—	(3)
Impairment charge	(8,472)	—	—	(8,472)
Amortization charge	—	(723)	—	(723)

Closing net book amount	95	3,599	—	3,694

As at 31 December 2016
Cost	12,045	7,407	396	19,848
Accumulated impairment	(11,950)	—	—	(11,950)
Accumulated amortization	—	(3,808)	(396)	(4,204)

Net book amount	95	3,599	—	3,694

The amortization of software was charged to administrative expenses (Note 28) by USD712 (USD537 for 2015) and to cost of sales by USD11 for 2016 (USD11 in 2015) in the consolidated statement of comprehensive income.

Goodwill -

The impairment charge in asparagus CGU arose following the decision in November 2015 of not to continue producing preserved asparagus. Management discontinued the asparagus line of business in 2016 in order to

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

focus on other products and lines of business. With effect from the first week of December 2016 asparagus is no longer being planted or grown.

Impairment tests on goodwill -

The carrying amount of asparagus segment has been reduced to its recoverable amount through recognition of an impairment loss against goodwill and other assets in 2015 for USD10,313. This loss has been included in the statement of comprehensive income in discontinued operations (Note 36).

The amount impaired was distributed as follows:

2015
Asparagus
USD
Goodwill (Discontinued operations Note 36)	3,478
Bearer plants (Discontinued operations Note 36)	6,216
Plant and equipment (Discontinued operations Note 36)	619

10,313

An impairment test on goodwill of avocado CGU was performed by comparing the recoverable amount of the cash-generating unit (value in use for 2016 and 2015) and their carrying amount (including goodwill). To estimate the value in use, the Group has used the following assumptions:

•	Projections are based on the Group’s forecasts approved by management.

•	5-year term (7-year in 2015) of cash flows has been used in the calculation, as the forecasted cash flows can be based on reasonable and reliable assumptions. Management changed in 2016 the forecasted cash flows term from 7 to 5, because management believes that all relevant assumptions that affect the projections can be factored in the 5 years terms and the perpetuity. The change from using the 7-year term to a 5-year term did not have a material impact.

•	Projections do not include cash inflows or outflows from financing activities.

•	Future cash flows are real pre-tax.

•	The risk adjusted rate is affected by the specific industry and market risks; therefore it represents the rate that a market participant would use.

•	In 2015 and 2016 Goodwill of US8,472 is mainly allocated to the cash-generating unit of avocado.

Cash flows projections comprise the entire cash flows expected to be generated in the normal course of business, including the cash flows that relate to biological assets. All relevant non-current assets have been allocated to the CGU.

•	The CGU of avocado corresponds to the smallest identifiable group of assets, capable to generate cash flows in favor of the Group. These assets are related to the production and processing as follows: Bearer Plants, lands, machinery and equipment, industrial plant, biological assets, irrigations structure.

•	Perpetuity cash-flows for avocado for 2016 and 2015 period are extrapolated using the estimated growth rates of 0%. The growth rate does not exceed the long-term average growth rate for the industry in which the CGU operates.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

The key assumptions used for value in use calculations for avocado CGU are as follows:

	At 31 December
	2016	2015
Compound annual growth rate (%)	-3	13
Budgeted gross margin (%)	48	56
Export prices (USD)	1.6	1.6
Risk adjusted rate (%)	13.8	12.5
Recoverable amount of the CGU	167,984	—

The annual growth rate corresponds to the average growth rate in revenue of the initial five year (seven-year in 2015). In 2016 this assumption decreased compared to 2015 because of the results of unexpected climatic conditions occurred during the last months of 2016 which reduced and delayed the production as well as increased maintenance costs that change the estimations of Management regarding to prices and production.

Management identified the recoverable amount is below the carrying amount of the CGU that leads to an impairment in the CGU. The recoverable amount corresponds to the Value in use of the CGU.

The impairment of the avocado CGU in 2016 occurred as a result of unexpected climatic conditions which reduced and delayed the production as well as increased maintenance costs for bearer plants during the year. These events affected the value in use model by including the risk of higher costs as well as decreasing the volume to be harvested in next year.

Management recognized an impairment in avocado CGU of USD10,973 in 2016 in the consolidated statement of comprehensive income as follows:

2016
Avocados
USD
Goodwill (Other expenses Note 30)	8,472
Bearer plants (Cost of sales Note 26)	1,884
Plant and equipment (Cost of sales Note 26)	617

10,973

Compound annual growth rate, budgeted gross margin, export prices and risk adjusted rate disclosure above corresponds to the initial five-year (seven-year in 2015) avocado.

These assumptions have been used for the analysis of each CGU within the operating segment.

Management determined budgeted gross margin based on past performance and its expectations of market development.

The average growth rates used are consistent with the actual performance in the avocado CGU and with the forecasts included in industry reports.

Export prices are the average in the initial five-year period for avocado. Management determined budgeted export prices based on past performance, current industry trends and its expectations of market development.

The risk adjusted rates used are pre-tax and reflect specific risks relating to the relevant operating segment.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

Sensitivity analysis -

Management performs a sensitivity analysis to assess the impact of changes in the assumptions used in the valuation model. In this respect, during 2016 the risk adjusted rate used by the Group was 13.8%.

Budgeted compound annual growth (Avocados CGU)
Year	Variation	Impairment
2015	-10%	—

Prices (Avocados CGU)
Year	Variation	Impairment
2015	-10%	13,689

Budgeted Gross Margin (Avocados CGU)
Year	Variation	Impairment
2015	-5%	3,563

Yields (Avocados CGU)
Year	Variation	Impairment
2015	-5%	—

9 BIOLOGICAL ASSETS

The Group measures the value of biological assets using the expected cash flows for the production of each of them. The cash flows included in the projections are discounted at the risk adjusted rates between the range of 8.86% and 10.33% over different products.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

The movement for the period in the fair value of biological assets is as follows:

	Opening balance		Additions and deductions	Closing balance
	Area	Market value	Area	Market value	Area	Final balance
	Has	USD	Has	USD	Has	USD
31 December 2016
Asparagus	1,261	1,550	(1,261)	(1,550)	—	—
Avocados	2,655	6,970	(2)	7,666	2,653	14,636
Mangos	450	1,573	(2)	896	448	2,469
Grapes	327	1,356	64	(688)	391	668
Tangerines	145	2,697	22	(621)	167	2,076
Blueberries	1,050	40,766	410	(1,557)	1,460	39,209
Shrimp	724	5,714	279	3,291	1,003	9,005

	6,612	60,626	(490)	7,437	6,122	68,063

31 December 2015
Asparagus	1,922	—	(661)	1,550	1,261	1,550
Avocados	2,653	13,986	2	(7,016)	2,655	6,970
Mangos	527	2,933	(77)	(1,360)	450	1,573
Grapes	451	5,534	(126)	(4,178)	325	1,356
Tangerines	102	1,868	44	829	146	2,697
Blueberries	566	7,913	485	32,853	1,051	40,766
Shrimp	1,050	8,307	(326)	(2,593)	724	5,714

	7,271	40,541	(659)	20,085	6,612	60,626

The main assumptions used to estimate the fair values of the biological assets were as follows:

Asparagus:

•	0 producing plots in 2016 in Mar Verde, Agricultor, and Sincromax (34 plots in 2015)

•	Each harvest cycle lasts 6 months for 2016 and 2015.

•	Risk adjusted rate of 0% for 2016 (10.22% for 2015). In 2016, Asparagus segment was discontinued.

•	The harvest period is mainly during the months of January to March.

Avocados:

•	55 plots in Agromás, Marverde, Frusol, Terra, Agricultor and Yakuy Minka. (57 plots in 2015).

•	Every harvest cycle lasts 1 year for 2016 and 2015.

•	Risk adjusted rate of 9.59% for 2016 (10.22% for 2015).

•	The harvest period is mainly during the months of April to August.

Mangos:

•	9 plots in Atypsa, Balfass and Dunas (16 plots in 2015).

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

•	Every harvest cycle lasts 1 year for 2016 and 2015.

•	Risk adjusted rate of 9.04% for 2016 (9.63 % for 2015).

•	The harvest period is mainly during January to March.

Grapes:

•	12 plots in Agroalegre (20 plots in 2015).

•	Each harvest cycle last 1 year for 2016 and 2015.

•	Risk adjusted rate of 10.33% for 2016 (11.0% for 2015).

•	The harvest period is mainly during the months of November and December.

Blueberries:

•	29 plots in Agromas, Marverde, Gloria, Agricultor, Oro azul and Yakuy Minka (31 plots in 2015).

•	Each harvest cycle last 1 year for 2016 and 2015.

•	Risk adjusted rate of 8.86 % for 2016 (9.44% for 2015).

•	The harvest period is during all the year.

Tangerines:

•	6 plots in Yakuy Minka (6 plots in 2015).

•	Each harvest cycle last 1 year for 2016 and 2015.

•	Risk adjusted rate of 9.59 % for 2016 (10.22% for 2015).

•	The harvest period is mainly during the months of June to August.

Shrimps:

•	204 shrimp farms that cover an area of 930 Has for 2016 (724 Has for 2015).

•	Each has a useful life between 180 and 200 days, for 2016 and 2015.

•	Each harvest cycle of shrimps lasts approximately 25 weeks, including preparation, maintenance, and harvest for 2016 and 2015.

•	Risk adjusted rate of 9.22% for 2016 (9.83% for 2015).

•	The harvest period is during all the year

The following table demonstrates the sensitivity to a reasonably possible change in the projected volume production, with all other variables held constant, on the Group’s pre-tax profit:

Increase/decrease production	Effect on profit before tax
USD
2016
+2%	2,011
-2%	(2,011)
2015
+2%	2,383
-2%	(2,383)

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

The following table demonstrates the sensitivity to a reasonably possible change in the projected prices for each biological asset, with all other variables held constant, on the Group’s pre-tax profit:

Increase/decrease prices	Effect on profit before tax
USD
2016
+2%	2,819)
-2%	(2,819)
2015
+2%	2,183)
-2%	(2,183)

The following table demonstrates the sensitivity to a reasonably possible change in the projected maintenance costs of growing and harvesting, with all other variables held constant, on the Group’s pre-tax profit:

Increase/decrease costs	Effect on profit before tax
USD
2016
+2%	(1,038)
-2%	1,038)
2015
+2%	(793)
-2%	793)

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

The reconciliation in the fair value of the biological assets within level 3 of the hierarchy is as follows:

	Asparagus	Avocados	Mangos	Shrimp	Grapes	Tangerines	Blueberries	Total
	USD	USD	USD	USD	USD	USD	USD	USD
31 December 2016
Initial balance of fair value	1,550	6,970	1,573	5,714	1,356	2,697	40,766	60,626
Harvest	(10,358)	(14,540)	(3,272)	(35,714)	(8,062)	(1,244)	(6,618)	(79,808)
Price change	(1,550)	72	(557)	987	(1,240)	229	17,877	15,818
Change in fair value due to biological transformation	7,889	7,139	2,115	(787)	1,583	(827)	(18,967)	(1,855)
Increase due to purchases	2,469	14,995	2,610	38,805	7,031	1,221	6,151	73,282

Final balance of fair value	—	14,636	2,469	9,005	668	2,076	39,209	68,063

Total gains or losses for the Year included in profit or loss for assets held at the end of the reporting period, under net gain arising from changes in fair value of biological assets	6,339	7,211	1,558	200	343	(598)	(1,090)	13,963
31 December 2015
Initial balance of fair value	—	13,986	2,933	8,307	5,534	1,868	7,913	40,541
Harvest	(7,847)	(12,713)	(2,777)	(24,280)	(7,140)	(1,152)	(2,679)	(58,588)
Price change	2,597	1,853	(121)	(4,322)	(759)	(399)	(465)	(1,616)
Change in fair value due to biological transformation	(4,576)	(10,593)	(1,179)	4,632	(1,637)	(759)	32,486	18,374
Increase due to purchases	11,376	14,437	2,717	21,377	5,358	3,139	3,511	61,915

Final balance of fair value	1,550	6,970	1,573	5,714	1,356	2,697	40,766	60,626

Total gains or losses for the Year included in profit or loss for assets held at the end of the reporting period, under net gain arising from changes in fair value of biological assets	(1,979)	(8,740)	(1,300)	310	(2,396)	(1,158)	32,021	16,758

Change in fair value of biological assets related to asparagus is presented as discontinued operations (Note 36).

	2016	2015
	USD	USD
Net gain (loss) arising from change in fair value of biological assets from:
Continuing operations	7,624	18,737
Discontinued operations	6,339	(1,979)

Net gain arising from change in fair value of biological assets	13,963	16,758)

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

Valuation processes of the Group

The Group’s finance department includes a team that performs the valuations of biological assets required for financial reporting purposes, including level 3 fair values.

This team reports directly to the chief financial officer (CFO) and the audit committee (AC).

Discussions of valuation processes and results are held between the CFO, AC and the valuation team at least once every quarter, in line with the Group’s quarterly reporting dates.

Valuation inputs for biological assets correspond to level 3 of the hierarchy defined in Note 3.3. There were no transfers between any levels during the year.

The following unobservable inputs were used to measure the Group’s biological assets:

	Fair value at 31 December		1 January			Range of unobservable inputs (probability- weighted average)	Relationship of unobservable inputs to fair value
	2016	2015	2015	Valuation technique	Unobservable inputs
Description	USD	USD	USD
Asparagus produce	—	1,550	—	Discounted cash flows	Crop yield - tonnes Per hectare (white)	2.8 – 9.2 (6.4) per year	The higher the crop yield, the higher the fair value
					Crop yield - tonnes Per hectare (green)	1.3 - 6.8 (4.1) per year	The higher the crop yield, the higher the fair value
					White asparagus average price	1,571 - 1,401 per tonne	The higher the market price, the higher the fair value
					Green asparagus average price	1,571 - 1,401 per tonne	The higher the market price, the higher the fair value
					Discounted rate	31.12.16 (0%) 31.12.15 (10.22%) 01.01.15 (11.1%)	The higher the discount rate the lower the fair value
Avocados produce	14,636	6,970	13,986	Discounted cash flows	Crop yield - tonnes Per hectare	3.7 – 18.2 (16.3) per year	The higher the crop yield, the higher the fair value
					Avocados average price	940 per tonne	The higher the market price, the higher the fair value
					Discounted rate	31.12.16 (9.59%) 31.12.15 (10.22%)	The higher the discount rate the lower the fair value
						01.01.15 (1.64%)
Mangos produce	2,469	1,573	2,933	Discounted cash flows	Crop yield - tonnes Per hectare	2.9 – 34 (20.6) per year	The higher the crop yield, the higher the fair value
					Mangoes average price	417 per tonne	The higher the market price, the higher the fair value
					Discounted rate	31.12.16 (9.04%) 31.12.15 (9.63%)	The higher the discount rate the lower the fair value
						01.01.15 (10.13%)
Shrimp produce	9,005	5,714	8,307	Discounted cash flows	Crop yield - tonnes Per hectare	1.3 – 36 (12.9) per year	The higher the crop yield, the higher the fair value
					Shrimp average	4,960	The higher the market price,
					price	Per tonne	the higher the fair value
					Discounted rate	31.12.16 (9.22%) 31.12.15 (10.82%) 01.01.15 (10.68%)	The higher the discount rate, the lower the fair value

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

	Fair value at 31 December		1 January			Range of unobservable inputs (probability- weighted average)	Relationship of unobservable inputs to fair value
	2016	2015	2015	Valuation technique	Unobservable inputs
Description	USD	USD	USD
Grapes produce	668	1,356	5,534	Discounted cash flows	Crop yield - tonnes Per hectare	11.9 – 24.6 (23.6) per year	The higher the crop yield, the higher the fair value
					Grapes average price	1,265 per tonne	The higher the market price, the higher the fair value
					Discounted rate	31.12.16 (10.33%) 31.12.15 (11.00%)	The higher the discount rate, the lower the fair value
						01.01.15 (11.39%)
Tangerines produce	2,076	2,697	1,868	Discounted cash flows	Crop yield - tonnes Per hectare	17 - 75 (61.9) per year	The higher the crop yield, the higher the fair value
					Tangerine average price	726 per tonne	The higher the market price, the higher the fair value
					Discounted rate	31.12.16 (9.59%) 31.12.15 (10.22%)	The higher the discount rate, the lower the fair value
						01.01.15 (11.64%)
Blueberries produce	39,209	40,766	7,913	Discounted cash flows	Crop yield - tonnes Per hectare	7.9 – 16.8 (11.6) per year	The higher the crop yield, the higher the fair value
					Blueberry average price	5,830 per tonne	The higher the market price, the higher the fair value
					Discounted rate	31.12.16 (8.86%) 31.12.15 (9.44%)	The higher the discount rate, the lower the fair value
						01.01.15 (11.14%)

	68,063	60,626	40,541

10 FINANCIAL INSTRUMENTS BY CATEGORY

Financial assets as per the statement of financial position as of 31 December 2016, and 2015 and 1 January 2015 are as follows:

	At 31 December		1 January 2015
	2016	2015
	USD	USD	USD
Loans and receivables:
Trade accounts receivable (Note 14)	42,799	40,709	45,994
Other accounts receivable
(excluding prepayments and statutory obligations) (Note 13)	2,984	6,414	3,648
Cash and cash equivalents (Note 15)	84,700	26,647	38,005

	130,483	73,770	87,647

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

Financial liabilities as per the consolidated financial position as of 31 December 2016, 2015 and 1 January 2015 are as follow:

	At 31 December		1 January 2015
	2016	2015
	USD	USD	USD
Other financial liabilities
Trade accounts payable (Note 20)	37,698	34,355	48,315
Other accounts payable (excluding statutory liabilities and non-financial liabilities) (Note 21)	1,113	1,397	1,895
Bank loans (Note 23)	40,850	36,120	59,603
Long-term debt (Note 19)	218,191	214,775	217,799

	297,852	286,647	327,612

11 CREDIT QUALITY OF FINANCIAL ASSETS

The Group assesses the credit quality of its accounts receivable by reference to historical information about the counterparties’ default rates as follows:

	At 31 December		1 January 2015
	2016	2015
	USD	USD	USD
Trade accounts receivable
New customers (less than 6 months as a customer)	1,598	2,859	7,440
Existing customers (more than 6 months) without non-compliance experience in the past	35,380	27,584	30,6600
Existing customers (more than 6 months) with some non-compliance experience in the past	5,821	10,266	7,894

	42,799	40,709	45.994

Other accounts receivable
Existing customers (more than 6 months) without non-compliance experience in the past	2,984	6,414	3,648

See credit quality of deposits in banks in Note 15.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

12	INVENTORIES

	At 31 December		1 January
	2016	2015	2015
	USD	USD	USD
Finished products:
- Asparagus	—	11,211	20,115
- Peppers	450	3,139	12,978
- Artichokes	—	148	10,202
- Shrimp	5,210	8,686	7,739
- Avocados	562	2,141	1,276
- Mangos	3,481	2,896	1,123
- Grapes	1,843	639	3,012
- Blueberries	7,139	1,879	1,221
Product in process	279	1,536	1,862
Supplies	10,662	11,385	15,806
Packs	4,945	7,975	13,602
Seeds, seedlings and others	3,438	2,186	4,005
In-transit raw material and supplies	1,088	747	2,596
Other	59	1,094	2,516

	39,156	55,662	98,053
Provision for obsolescence of inventories	(6,588)	(8,560)	(2,817)

	32,568	47,102	95,236

Finished products by type of produce for the year ended 31 December is as follows:

	At 31 December		1 January
	2016	2015	2015
	USD	USD	USD
Fresh	10,623	3,275	12,882
Preserved	242	17,915	39,219
Frozen	7,773	13,289	5,565

	18,638	34,479	57,666

As of 31 December 2016 and 1 January 2015 inventories are free of any pledges as guarantee on liabilities. At 31 December 2015, the Group had inventories as guarantee on some liabilities for USD7,500.

The cost of inventories of continued operations recognized as expense and included in the cost of sales amounted to USD104,424 (2015: USD114,934) (Note 26).

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

The cost of inventories from discontinued operations recognized as expense and included in the cost of sales amounted to USD26,506 in the line from discontinued operations (2015: USD39,499) (Note 36).

	At 31 December
	2016	2015
	USD	USD
Movement in the provision for obsolescence of inventories:
Opening balance	(8,560)	(2,817)
Additions	(4,337)	(4,969)
Net realizable value reversal (impairment)	1,906	(2,482)
Write-off (Note 32)	4,393	1,710
Reclassifications	10	(2)

Balance at the end of the year	(6,588)	(8,560)

The additions corresponds mainly to impaired supplies and net realizable value impairment is related to finished products (Note 26). The additions from continued operations recognized in other expenses (Note 30 and 32) amounts to USD3,576 (2015: USD3,665) (Notes 30 and 32).

13 OTHER ACCOUNTS RECEIVABLE

	At 31 December		1 January
	2016	2015	2015
	USD	USD	USD
Value added tax (IGV in Perú)	5,190	6,169	8,074
Custom duties refund (Drawback in Perú)	897	1,240	2,491
Due from employees	169	209	344
Prepayments to suppliers	209	292	1,444
Rental of the pepper plant	378	1,300	—
Loans to third parties	1,286	4,231	2,266
Related companies (Note 36)	74	40	—
Receivables from government health entity	284	353	332
Claims to third parties	825	625	444
Services rendered to third parties	1,786	395	395
Other	434	127	750

	11,532	14,981	(16,540)
Less: Provision for impairment of other accounts receivable	(2,252)	(866)	(883)

	9,280	14,115	15,657

Loans to third parties corresponds to loans granted to minor farmers, that Camposol makes to incentive the agro in the region. These loans are short term and are not guaranteed.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

The movement of the provision for impairment of other accounts receivable is as follows:

	At 31 December
	2016	2015
	USD	USD
Opening balance	(866)	(883)
Additions	(1,784)	(14)
Written-off	392	—
Reclassification	6	31

Balance at the end of the year	(2,252)	(866)

The additions of provisions for impairment for 2016 includes USD1,147 from continued operation (Note 30 and 32) and USD637 from discontinued operations (Note 36).

Other accounts receivables not provisioned are current and are not impaired.

The drawback (custom duties refund) recovered during the year 2016 amounted to USD 5,348 (USD7,660 in 2015). Receivables from employees are not interest-bearing and are unsecured.

The rental of the pepper plant corresponds to a contract signed with Sociedad Agricola Viru S.A. for the lease of the Nor Agro plant and equipment located in Piura, Peru with a 3-year term contract until December 16, 2018. The minimum lease payments receivable on the lease of the plant are as follows:

	2016	2015
	USD	USD
Minimum lease payments under non-cancellable operating lease of the plant not recognised in the financial statements as receivables are as follows: -
Within one year	320	320
Later than one year but not later than 5 years	320	640

	640	960

14 TRADE ACCOUNTS RECEIVABLE

	At 31 December		1 January
	2016	2015	2015
	USD	USD	USD
Third parties	43,820	46,597	52,160
Less: Provision for impairment of trade accounts receivable	(1,021)	(5,888)	(6,166)

	42,799	40,709	45,994

Trade accounts receivable mainly comprise invoices for the sale of fresh and frozen products. Turnover ranges between 30 and 120 days (between 30 and 120 days in 2015) and are not interest-bearing.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

Trade accounts receivable in foreign currency amounts to USD11,163 in Euros (at December 31, 2015 USD10,242, in Euros, and, at 1 January 2015 USD13,999 in Euros), USD94 in Sol (at December 31,2015 USD 16).

The remaining balances are denominated in US Dollars.

The movement of the provision for impairment of trade accounts receivable is as follows:

	At 31 December
	2016	2015
	USD	USD
Opening balance	(5,888)	(6,156)
Additions (Notes 30 and 32)	(229)	(285)
Recoveries (Note 30)	—	121
Written-Off (a)	5,337	268
Reclassification	(241)	164

Balance at the end of the year	(1,021)	(5,888)

(a)	In 2016, the write-off is mainly due to trade receivables from former client ACICO, from which all the available resources to recover the provisioned amount in prior years were spent.

The Group does not ask for collaterals to secure the full collection of its trade accounts receivable.

As of 31 December 2016, 2015 and 1 January 2015, the ageing analysis of trade accounts receivable, net of provision is as follows:

	Total	Current	31-90 days	91-180 days	181-360 days	More than 360 days
	USD	USD	USD	USD	USD	USD
At 31 December 2016	42,799	41,501	827	—	262	209
At 31 December 2015	40,709	37,541	2,364	165	558	81
At 1 January 2015	45,994	38,860	4,969	409	1,649	107

As of 31 December 2016, trade accounts receivable amounting to USD209 (USD81 in 2015 and USD107 as of 1 January 2015) although past due for more than one year, are not impaired; therefore, no provision for impairment on these accounts has been accounted for.

As of December 31, 2016, trade accounts receivable amounting to USD1,021 (USD5,888 in 2015 and USD6,165 as of 1 January 2015) are impaired; for which the Group has recognized a provision for impairment. The individually impaired accounts relate to customers who are in unexpected difficult economic situations or / and under litigation. These accounts are past due for more than a year.

As of 31 December 2016 and 2015 and 1 January 2015 these impaired customers have not pledged any security for their debt.

The fair value of accounts receivable approximates their carrying amounts due to their short-term maturities.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

15	CASH AND CASH EQUIVALENTS AND CASH SUBJECT TO RESTRICTION

	At 31 December		1 January
	2016	2015	2015
	USD	USD	USD
Cash in hand	28	36	42
Cash at banks	37,905	18,500	20,794
Short-term deposits	44,506	6,000	7,500
Short-term investments	2,261	2,111	2,169

Cash and cash equivalents	84,700	26,647	30,505
Cash subject to restriction	—	—	7,500

	84,700	26,647	38,005

The Group’s cash at bank amounts to USD81,331, USD1,213 and USD2,156 (in 2015 USD15,802, USD1,941 and USD8,902 and at 1 Janurary 2015 USD32,030, USD3,206 and USD2,766) in U.S. Dollars, Sol and Euros, respectively. The 2016 short-term deposits are denominated in U.S. Dollars.

The short-term deposits as of 31 December 2016 and 2015 and 1 January 2015 comprise balance in banks with maturities of less than three months. As of 31 December 2016 the time deposits have generated interest of USD20 (USD13 to 31 December 2015) (Note 31).

Cash subject to restriction corresponds to guarantee deposits in a bank account in Scotiabank. On December 23, 2014, Camposol S.A. voiced its interest of private initiative called “Supplemental Development of Santa Anita Wholesale Market”. The project includes the concession for the design, construction, financing, maintenance and operation of a modular and multifunctional for handling fresh produce plant. In order to formalize this intention, Camposol S.A. constituted a joint bank letter of guarantee in favor of the City Hall of Lima for USD 7,500 with a term of 180 days from the date of issuance. Since Camposol S.A. lost the public tender in March 2015, the restricted cash was released to the Company.

The short-term investments correspond to a fixed portfolio of highly liquid short-term high-quality instruments and debt instruments which can be withdrawn upon demand with insignificant potential change in value.

The credit classification of cash and cash equivalents are as follows:

	At 31 December		1 January
	2016	2015	2015
	USD	USD	USD
Bank deposits
Classification Aaa	910	3,717	2,814
Classification A +	55,303	12,246	24,162
Classification A	28,341	10,646	3,325
Others	118	2	162

	84,672	26,611	30,463

The balances above do not include the balance of cash in hand.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

16 SHAREHOLDERS’ EQUITY

Share capital and premium -

The share capital and premium are as follows:

	Number of share	Share capital	Shares premium	Total
		USD	USD
31 December 2015 and 1 January 2015	32,404	507	212,318	212,825
Issue of shares	521	6	4,994	5,000

31 December 2016	32,925	513	217,312	217,825

In 2016 the total authorized number of ordinary shares is 40,000,000 shares with a par value of €0.01 per share. The total issued shares are 32,925,196. All shares issued have been fully paid-in.

The Group’s 2,570,000 initial shares did not entitle the holder to any voting rights or the right to dividend distribution. These shares correspond to the first capital contribution for purposes of creating the entity.

On 13 March 2015 the Shareholders approved the conversion, re-assignation and the re-classification of the initial 2,570,000 dormant shares to ordinary shares; therefore, these shares have the same voting rights and participation in dividend distributions as ordinary shares. Generacion del Pacifico Grupo S.L. owned all the outstanding shares and equity of the Company, both dormant and ordinary shares, before and after the exchange transaction. The exchange did not have an accounting impact on the financial statements of the Company.

In March 2016, the Company issued 521,376 Ordinary shares at a nominal value of €0.01 (USD0.011) each at a premium of €USD4,994,155.

Share premium reserve is not available for distribution by way of a dividend.

Companies that do not distribute 70% of their profits after tax, as defined by the Special Contribution for the Defence of the Republic Law, by the end of the two years after the end of the year of assessment to which the profits refer, will be deemed to have distributed this amount as dividend. Special contribution for defence at 15% will be payable on such deemed dividend to the extent that the shareholders for deemed dividend distribution purposes at the end of the period of two years from the end of the year of assessment to which the profits refer, are Cyprus tax residents. The special contribution for defence rate increased to 17% in respect of profits of year of assessment 2009 and to 20% in respect of profits of years of assessment 2010 and 2011 and is reduced back to 17% in respect of profits of years of assessment 2012 onwards. The amount of this deemed dividend distribution is reduced by any actual dividend paid out of the profits of the relevant year by the end of the period of two years from the end of the year of assessment to which the profits refer. This special contribution for defence is paid by the Company for the account of the shareholders. Cypriot entities of the Group are holding entities, which have not generated significant taxable profits to be deemed as dividend for which Special contribution for defence should be paid.

Treasury shares -

Corresponds to the gain of USD825 generated in 2013 for the disposal of 2,968,502 own shares, which was recognized as other reserves in the consolidated statements of changes in equity.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

Shareholder -

As of 31 December 2016 and 2015 Generación del Pacífico Grupo S.L., ultimate controlling party, (formerly Dyer Coriat Holding SL) has 82.59% of the Shares of the Company. The remainder of the Company’s issued share capital is owned by certain members of the Dyer family. Generacion del Pacifico Grupo SL is owned by the Dyer Coriat family but no individual member has ultimate control of the Company.

Non-controlling interest -

The non-controlling interest is related to the change in the shareholding in Marinazul S.A., Corporación Refrigerados Iny S.A. and Pesquera ABC S.A.C. Except for the dividend distribution of USD89 (USD188 in 2015), there were no transactions with non-controlling interest in 2016 and 2015.

The total non-controlling interest as of 31 December 2016 is USD7,502 (USD7,841 for 2015).

Summarized financial information on subsidiaries with material non-controlling interests –

Summarized statement of financial position –

	Corporación Refrigerados Iny S.A.		Pesquera ABC S.A.C.
	As at 31 December		As at 31 December
	2016	2015	2016	2015
	USD	USD	USD	USD
Current
Assets	18,189	21,102	2,916	5,104
Liabilities	(5,451)	(7,554)	(4,692)	(5,845)

Total current net assets	12,738	13,548	(1,776)	(741)

Non-current
Assets	22,518	22,014	5,473	5,315
Liabilities	(8,266)	(7,964)	(921)	(1,017)

Total non-current net assets	14,252	14,050	4,552	4,297

Net assets	26,990	27,598	2,776	3,556

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

Summarized statement of comprehensive income-

	Corporación Refrigerados Iny S.A.		Pesquera ABC S.A.C.
	For the year ended		For the year ended
	2016	2015	2016	2015
	USD	USD	USD	USD
Revenue	18,889	44,860	(6,663)	10,014
Profit before income tax	(505)	1,999	(980)	157
Income tax expense	(240)	(281)	300	(11)
Profit for the year	(745)	1,718	(680)	146
Other comprehensive income-CTA	1,544	(4,535)	180	(745)
Total comprehensive income	799	(2,817)	(500)	(595)
Total comprehensive allocated to non-controlling interests	160	(563)	(125)	(149)
Dividends paid to non-controlling interests	83	188)	6	—

Summarized statement of cash flows-

	Corporación Refrigerados Iny S.A.		Pesquera ABC S.A.C.
	For the year ended		For the year ended
	2016	2015	2016	2015
	USD	USD	USD	USD
Cash flows from operating activities:
-Cash generated from operations	3,930	(3,574)	(911)	(1,637)
-Interest paid	(163)	(255)	(158)	(126)
-Income tax paid	—	(116)	—	—

Net cash generated from operating activities	3,767	(3,945)	(1,069)	(1,763)

Net cash generated from investing activities	(573)	(186)	(99)	(114)

Net cash generated from financing activities	(3,358)	3,678	894	2,149

Net (decrease) increase in cash and cash equivalents	(164)	(453)	(274)	272
Cash and cash equivalents at beginning of year	672	1,125	502	230

Cash and cash equivalents at end of year	508	672	180	502

17 DEFERRED INCOME TAX

The net movement in the deferred income tax liabilities is as follows:

	2016	2015
	USD	USD
Opening balance	35,191	31,691
Expense for the year (Note 33)	7,674	3,505
Acquisition of subsidiary	769	—
Equity	(4)	(5)

Balance at the end of the year	43,630	35,191

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

Deferred tax relates to the following items:

	Opening balance	Income statement	Acquisition of Subsidiaries	Equity	Closing balance
	USD	USD	USD	USD	USD
2016 -
Deferred tax assets -
Tax losses carried-forward	12,745	(5,906)	30	—	6,869
Provisions	91	(429)	(31)	—	(369)
Trade accounts receivable	822	(532)	—	—	290

	13,658	(6,867)	(1)	—	6,790

Deferred tax liabilities
Fair value of biological assets	5,715	1,886	—	—	7,601
Deemed cost bearer plants	32,671	(1,435)	—	—	31,236
Fair value of fixed assets at acquisition of subsidiary	9,351	363	886	—	10,600
Fair value of assets and inventories	1,096	(259)	—	—	837
Differences in depreciation rates	218	(187)	—	—	31
Gain on investments in associates	(578)	109	—	—	(469)
Fair value of inventories (NRV)	(370)	(715)	—	—	(1,085)
Other	746	1,045	(118)	(4)	1,669

	48,849	807	768	(4)	50,420

Deferred tax	(35,191)	(7,674)	(769)	4	(43,630)

2015 -
Deferred tax assets -
Tax losses carried-forward	10,370	2,375	—	—	12,745
Provisions	964	(873)	—	—	91
Trade accounts receivable	—	822	—	—	822

	11,334	2,324	—	—	13,658

Deferred tax liabilities
Fair value of biological assets	2,703	3,012	—	—	5,715
Deemed cost bearer plants	30,592	2,079	—	—	32,671
Fair value of fixed assets at acquisition of subsidiary	8,844	507	—	—	9,351
Fair value of assets and inventories	—	1,098	—	(2)	1,096
Differences in depreciation rates	106	114	—	(2)	218
Gain on investments in associates	177	(755)	—	—	(578)
Fair value of inventories (NRV)	—	(370)	—	—	(370)
Other	603	144	—	(1)	746

	43,025	5,829	—	(5)	48,849

Deferred tax	(31,691)	(3,505)	—	5	(35,191)

Deferred income tax assets are recognized for tax losses carried-forward to the extent that the realization of the related tax benefit through future taxable profits is probable.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

Despite the Group generated loss during 2016, the Group generated taxable income that made it able to recover tax loss. This occurred since depreciation of bearer plants and impairment of goodwill do not generate an important deductible effect for tax purposes.

Management expects that remaining balance of tax loss will be recovered in the coming year considering the projections of taxable income.

The Group did not recognize any deferred income tax liability for unremitted earnings from Peruvian subsidiaries to Cyprus companies, since there is no legal obligation to pay income tax to the tax authorities of Cyprus and Peru until dividends are distributed. Additionally, it is unlikely a distribution of dividends to take place in the foreseeable future based on the decision of the board of Directors. The tax liability for unremitted earnings from Peruvian subsidiaries to Cyprus companies not recognized for that reason amounts to USD4,899 as of December 31, 2016 (USD6,949 as of December 31, 2015).

The deferred income tax from tax losses carried-forward is expected to be applied to taxable income to be generated in the coming years, as follows:

	2016	2015
	USD	USD
2016	—	3,892
2017	6,869	1,554
2018	—	2,574
2019	—	4,725

	6,869	12,745

In Peru, tax losses can be carried forward by choosing one of the two tax-loss offsetting regimes available; by one of them, tax losses may be carried forward over 4 consecutive years after the year in which they have been obtained and then they expire; by the second offsetting regime; tax losses are offset at a 50% of the taxable income obtained year after year and they do not expire. The Group has selected the first regime; and at the reporting date; based on Management’s estimate of its future tax losses, no tax loss would expire.

18 WORKERS’ PROFIT SHARING

In accordance with Peruvian Legislation Camposol S.A. and Marinazul S.A. shall provide for a workers’ profit sharing equivalent to 10% of the taxable income of each year. The amount of the workers’ profit sharing must be paid during the second quarter of the following year of its determination (Note 2.22).

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

19 LONG-TERM DEBT

Type of debt	Guarantee	Annual interest rate	31 December 2016	2015	1 January 2015
			USD	USD	USD
Bonds	Camposol Holding Ltd., Marinazul S.A.	10.5% / 9.875%	199,060	206,708	205,594
	and Campoinca S.A.
Other borrowings	Domingo Rodas S.A.	3%	501	801	1,664
Bank borrowings	—	6.7%	14,745	564	884
Finance lease liabilities	Property subject to financial lease	Between 4.30% and 8.72%	3,885	6,702	9,657
			218,191	214,775	217,799
Less-current portion			(62,761)	(9,924)	(11,682)

			155,430	204,851	206,117

All loans are denominated in United States Dollars.

For purposes of reconciliation with the information provided in the statement of cash flows, following is the movement of long-term borrowings:

	Other borrowings	Bonds	Bank borrowings	Finance lease liabilities	Total long-term debt
	USD	USD	USD	USD	USD
Balance as of 1 January 2015	1,664	205,594	884	9,657	217,799
Cash transactions
Repayment of long-term borrowings	(863)	—	(320)	(2,955)	(4,138)
Non-cash transactions
Accrued interest	—	1,114	—	—	1,114

Balance as of 31 December 2015	801	206,708	564	6,702	214,775

	Other borrowings	Bonds	Bank borrowings	Finance lease liabilities	Total long-term debt
	USD	USD	USD	USD	USD
Balance as of 1 January 2016	801	206,708	564	6,702	214,775
Cash transactions
Repurchase of bonds	—	(5,663)	—		(5,663)
Transactions costs	—	(4,837)	(544)	—	(5,381)
Borrowings received	—	—	15,000	—	15,000
Repayment of long-term borrowings	(300)	—	(275)	(2,880)	(3,455)
Non-cash transactions
Purchase of fixed assets under finance lease	—	—	—	63	63
Accrued interest	—	2,852	—	—	2,852

Balance as of 31 December 2016	501	199,060	14,745	3,885	218,191

Transaction costs are related to the issuance of new debt. No significant transaction cost raised from the acquisition of other borrowings.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

The maturity of the non-current portion of long-term debt is as follows:

	2016	2015
	USD	USD
1 year	5,501	203,390
2 years	4,190	1,436
3 years	9	25
More than 3 years	145,730	—

	155,430	204,851

Fair values -

The carrying amounts and fair value of the non-current borrowings are as follows:

	Carrying amount	Fair value
	2016	2015	2016	2015
	USD	USD	USD	USD
Bank borrowings	9,965	289	9,965	274
Bonds	143,842	199,866	132,440	181,903
Finance lease liabilities	1,368	4,194	1,281	3,972
Other borrowings	255	502	255	501

	155,430	204,851	143,941	186,650

At 31 December 2016 and 2015 and 1 January 2015 valuation inputs for calculating fair value of long-term debt correspond to level 2 of the hierarchy defined in Note 3.3. There were no transfers between any levels during the year.

a) Bonds -

USD 46,947 9.875% Senior Unsecured Notes due 2017 -

On 26 January 2012, Camposol S.A. and its guarantors Camposol Holding Limited, Marinazul S.A. and Campoinca S.A. agreed with Credit Suisse Securities (USA) LLC and Santander Investment Securities Inc., as representatives of several purchasers, to issue and sell to the several purchasers, USD125,000 of the principal of its 9.875% Senior Notes due in 2017 to be issued under an indenture dated 2 February 2012, signed between Camposol S.A., the Guarantors, and Wells Fargo Bank, National Association, as trustee, guaranteed on an unsecured senior basis by Camposol Holding Limited, Marinazul S.A. and Campoinca S.A. Coupons bear a 9.875% interest and are payable on a semi-annual basis. Cash proceeds were used to pay the long term debt obtained to finance capital expenditures and for general corporate uses. The bonds are listed on the Luxembourg Stock Exchange.

On 30 April 2014, Camposol S.A., Camposol Holding Limited’s subsidiary, successfully reopened its 9.875% USD125,000 senior Notes due 2017 raising proceeds of USD75,000, guaranteed by Camposol Holding Limited as parent guarantor and Marinazul S.A. and Campoinca S.A. as subsidiary guarantors. The net proceeds from the bond issue were used for capital expenditures, mainly for the expansion of the blueberries’ and shrimps’ businesses.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

The Senior Unsecured Notes were issued as additional notes of, and form a single issue with, the USD125,000 9.875% Notes due 2017 issued on February 2, 2012. The total aggregate principal amount of the 9.875% Notes due 2017 that were outstanding following this reopening was USD200,000.

On December 3, 2016, Camposol S.A., Camposol Holding Limited’s subsidiary, notified Wells Fargo Bank, as Trustee of the 9.875% Senior Secured Notes due 2017, that Camposol S.A. had purchased bonds for its own account of USD5,563 and authorized and instructed Wells Fargo Bank to accept the withdrawal instruction through the Depositary Trust Company and finally cancel on Wells Fargo books and records these notes. The transaction costs of USD13 related to the repurchased debt were written-off and recorded as financial expenses in the consolidated statements of comprehensive income. Following the cancellation order, a total of USD46,947 principal amount of the 9.875% Senior Unsecured Notes due 2017 remained outstanding.

The issue of these bonds includes certain restrictive covenants.

If during any period of time the Notes obtain Investment Grade Ratings from two Rating Agencies and no payment default or Event of Default has occurred and is continuing, the Issuer, the Parent Guarantor and its Restricted Subsidiaries will not be subject to the following provisions of the Indenture:

i)	Change of control: Putable at 101% of principal plus accrued and unpaid interest.

ii)	Limitation on indebtedness and Disqualified Stock:

a.	The Leverage Ratio (net financial debt as a percentage of shareholders’ equity) is less than (i) 3.5 to 1.0 during the period from the Original Issue Date through June 30, 2013 and (ii) 3.25 to 1.0 from July 1, 2013 through the Maturity Date.

b.	Working capital shall not exceed 25% of net sales if the Leverage Ratio is more than 3.25.

c.	Other Indebtedness shall not exceed the greater of USD 20,000 and 5% of the total assets if the Leverage Ratio is more than 3.25.

iii)	Limitation on Restricted Payments:

If the Leverage Ratio is more than 3.25, Camposol S.A. shall not:

a.	Declare or pay any dividend or make any distribution

b.	Purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock.

c.	Dividends up to USD 10,000 for fiscal year up to 2010.

d.	Year 2011, 50% of net income if leverage is equal or greater than 1.5 to 1

e.	75% of net income is lower than 1.5 to 1

f.	Other restricted payments no to exceed USD 15,000 since the original issue date.

iv)	Limitation on Issuances of Guarantees by Restricted Subsidiaries

a.	Loans and advances to officers, directors and employees of the Parent Guarantor or any Subsidiary in the ordinary course of business in an aggregate principal amount not exceeding USD 2,000 at any time.

v)	Limitation on Liens

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

a.	Not to exceed 10% of the total assets

vi)	Limitation on Asset Sales

a.	At least 75% is paid in cash or temporary cash investments

vii)	Limitation on Business Activities

a.	Only permitted Businesses

According to management evaluation at 31 December 2016 and 2015 the Group was in compliance of the covenants.

USD 147,490 10.5% Senior secured Notes due 2021 -

On May 27, 2016, Camposol S.A., Camposol Holding Limited’s subsidiary, announced the successful settlement of the Exchange Offer announced on April 22, 2016, to exchange any and all of its outstanding 9.875% Senior Notes due 2017 for newly issued 10.50% Senior Secured Notes due 2021. The Company received valid tenders that were not withdrawn from 73.75% of the holders of the 9.875% Senior Unsecured Notes due in 2017, representing USD 147,490 of the aggregate USD200,000 principal amount of the notes outstanding. This transaction has been accounted for as an extinguishment of the original debt. Transaction costs of USD783 related to the extinguished debt were written-off and recorded as financial expenses in the consolidated statements of comprehensive income. Following the settlement of the exchange, a total USD52,510,00 principal amount of the 9.875% Senior Unsecured Notes due 2017 remained outstanding.

The New Notes includes certain restrictive covenants.

If during any period of time the Notes obtain Investment Grade Ratings from two Rating Agencies and no payment default or Event of Default has occurred and is continuing, the Issuer, the Parent Guarantor and its Restricted Subsidiaries will not be subject to the following provisions of the Indenture:

i)	Change of control: Putable at 105.25% of principal plus accrued and unpaid interest.

ii)	Limitation on indebtedness and Disqualified Stock:

a.	The Leverage Ratio (net financial debt as a percentage of shareholders’ equity) is less than 3.25 to 1.0 during the period from the Original Issue Date through the Maturity Date.

b.	Working capital shall not to exceed 25% of net sales if the Leverage Ratio is more than 3.25.

c.	Other Indebtedness shall not exceed the greater of USD 30,000 and 5% of the total assets if the Leverage Ratio is more than 3.25.

iii)	Limitation on Restricted Payments:

If the Leverage Ratio is more than 3.25, Camposol S.A. shall not:

a.	Declare or pay any dividend or make any distribution.

b.	Purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock.

c.	75% of net income is lower than 1.5 to 1.

d.	Other restricted payments not to exceed USD 15,000 since the original issue date.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

iv)	Limitation on Issuances of Guarantees by Restricted Subsidiaries

a.	Loans and advances to officers, directors and employees of the Parent Guarantor or any Subsidiary in the ordinary course of business in an aggregate principal amount not exceeding USD 2,000 at any time.

v)	Limitation on Liens

a.	Not to exceed 10% of the total assets

vi)	Limitation on Asset Sales

a.	At least 75% is paid in cash or temporary cash investments

vii)	Limitation on Business Activities

a.	Only permitted Businesses

According to the income tax regime currently in force in Peru, Camposol S.A. has to withhold from the payment of coupons 6.8% as the income tax of non-domiciled entities. Since the bond purchase agreement does not contemplate the payment of the withholding tax by the holders, Camposol S.A. will assume it as its own expense.

According to management evaluation at 31 December 2016 the Group was in compliance of the covenants.

b)	Bank borrowings -

On 28 December, 2016, Camposol S.A. obtained a borrowing from Interbank for USD15,000 (Mid-Term Loan) at an Annual Interest Rate of 6.7% due December 2019. This borrowing was used for paying part of the balance due of the 9.875% Senior Unsecured Notes in 2017.

This borrowing included certain covenants:

a.	Declare or pay any dividend or make any distribution.

b.	Provide indebtedness to related parties above USD2,500.

According to management evaluation at 31 December 2016 the Group was in compliance of the covenants.

c)	Finance leases -

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

The future minimum lease payments under finance leases together with the present value of net minimum lease payments are as follows:

	At 31 December				At 1 January
	2016		2015		2015
	Minimum payments	Present value of payments	Minimum payments	Present value of payments	Minimun payments	Present value of payments
	USD	USD	USD	USD
Within one year	2,918	2,517	2,787	2,639	3,551	3,361
After one year but no more than five years	1,665	1,368	4,410	4,063	7,078	6,296

Total minimum lease payments	4,583	3,885	7,197	6,702	10,629	9,657

less amounts representing finance charges	(698)		(495)		(972)
Present value of minimum lease payments	3,885		6,702		9,657

		(ii)

20 TRADE ACCOUNTS PAYABLE

	At 31 December		1 January
	2016	2015	2015
	USD	USD	USD
Suppliers	31,470	31,343	42,540
Bills of exchange payable	4,111	2,027	4,885
Payables to related parties (Note 36)	2,117	985	890

	37,698	34,355	48,315

Trade accounts payables to suppliers are mainly in US Dollars, are due within 12 months and are not interest-bearing.

Bills of exchange in U.S. Dollars and Sol, amount to USD4,060 and USD51, respectively (at December 31, 2015 USD1,956 and USD71, respectively each currency and at 1 January 2015 USD4,275 and USD610, respectively each currency), which are due within 3 months and bear interest at an annual average rate of 9%.

The average payment terms of trade payables are between 30 to 60 days.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

21 OTHER ACCOUNTS PAYABLE

	At 31 December		1 January
	2016	2015	2015
	USD	USD	USD
Vacations and other payables to employees	4,503	3,771	5,156
Board remuneration	—	115	100
Worker’s pension fund payable	486	355	426
Deferred gain on sale and leaseback	—	55	3
Accrual of unbilled services	—	—	352
Other	627	927	1,017

	5,616	5,223	7,054

Other accounts payable are due within 12 months, not interest-bearing and are mainly denominated in Sol.

22 PROVISIONS

	Legal claims	Contingent liability arising on a business combination	Other provisions	Total
	USD	USD	USD	USD
At 1 January 2015	1,600	5,876	374	7,850
Additional provisions	—	—	1,662	1,662
Payments	(200)	—	—	(200)
Accrued interest	—	399	—	399
Unused amounts reversed	(853)	—	—	(853)

At 31 December 2015	547	6,275	2,036	8,858

At 1 January 2016	547	6,275	2,036	8,858
Additional provisions	453	2,758	5,638	8,849
Payments	—	(326)	(1,202)	(1,528)
Accrued interest	—	820	—	820

At 31 December 2016	1,000	9,527	6,472)	16,999

	At 31 December		1 January
	2016	2015	2015
	USD	USD	USD
Non-current (Note 24)	8,180	4,930	4,833
Current	8,819	3,928	3,017

Total	16,999	8,858	7,850

New provisions were realized for USD8,971, they are explained by USD 5,700 for bonus performance to employees and management for results of the year 2016 and legal claims for employee benefits were increased by USD500.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

The additional provision in business combination is explained by the acquisition of Congelados y Frescos S.A.C. (Note 24), and the payment corresponds to Refrierados Iny S.A. for tax contingencies (Note 24).

23 BANK LOANS

	At 31 December		1 January
	2016	2015	2015
	USD	USD	USD
Loans -
Banco Continental (Peru)	17,700	16,150	10,000
Banco Scotiabank (Peru)	8,150	12,500	9,400
Banco Interbank (Peru)	10,000	7,470	19,203
Banco Santander (Peru)	—	—	12,500
Banco ICBC Peru Bank (Peru)	—	—	3,500
Multibank, Inc (Panama)	5,000	—	5,000

	40,850	36,120	59,603

For purposes of reconciliation with the information provided in the consolidated statement of cash flows, following is the movement of bank loans for the years ended 31 December:

	At 31 December
	2016	2015
	USD	USD
Initial balance	36,120	59,603
Cash transactions
Bank loans proceeds	102,650	128,383
Bank loans payments	(97,920)	(151,866)

Closing balance	40,850	36,120

Bank loans represent promissory notes with maturities up to 90 days, which were obtained for working capital. These loans bear fixed annual interest rates that are between 1.59 per cent and 3.29 per cent (between 1.55 per cent and 4.50 per cent in 2015 and between 2.60 per cent and 5.70 per cent at 1 January 2015). These loans are guaranteed by inventories and lands of the Group for the similar amounts of the loans.

24 BUSINESS COMBINATION

Congelados y frescos S.A.C.

On 31 March 2016, Marinazul S.A. (subsidiary of the Company) acquired 100 % of the share capital of Congelados y frescos S.A.C, through the purchase of the 100% of the shares of Marante Investment S.A. and Palmas Hill Investment S.A.C. (holdings entities) for non-cash consideration of USD3,567. The net assets value of the acquired entity at the purchase date amounted to USD3,472, giving rise to the recognition of goodwill of USD95. The acquisition of Congelados y Frescos S.A.C. took place during 2016 with an exchange of our subsidiary Santa Angela S.A., which was initially recorded as an asset (mainly lands) as of December 31, 2015. The fair value of the transferred assets was USD3,567.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

The acquired entity was engaged in processing of seafood’s products on local markets. As a result of the acquisition, the Group is expected to increase its entire supply chain: purchasing, processing and distribution.

The following table summarizes the consideration paid by Marinazul S.A., the fair value of assets acquired and liabilities assumed at the acquisition date.

Recognised amounts of identifiable assets acquired and liabilities assumed

USD
Cash and cash equivalents	155
Trade accounts receivable	231
Inventories	140
Prepaid expenses	20
Property, plant and equipment	6,551
Trade accounts payable	(100)
Other accounts payable	(3,022)
Deferred income tax	(503)

Total identifiable net assets	3,472

Goodwill	95

Purchase consideration	3,567
Cash and cash equivalents of acquired subsidiary	(155)

Non-cash consideration	(3,412)

The fair value of trade and other accounts receivable is USD231. The gross contractual amount for trade and other receivables due is USD250, of which USD19 is expected to be uncollectible.

A contingent liability of USD29 has been recognized for several tax-related contingencies and USD2,729 has been recognized for another contingent provisions of long term.

The revenue included in the consolidated statement of comprehensive income since 31 March 2016 contributed by Congelados y frescos S.A.C. was USD1,631. Congelados y frescos S.A.C. also contributed profit of USD146 over the same period.

Had Congelados y frescos S.A.C. been consolidated from 1 January 2016, the consolidated statement of income would show total pro-forma revenue for the acquired business of USD1,962 and loss of USD43.

25 REVENUE

Revenue represents the sale of fresh, preserved and frozen biological products.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

For the years ended 31 December, comprise the following (Note 5):

	2016	2015
	USD	USD
Avocado	53,413	53,678
Peppers	4,170	21,214
Mangos	21,495	23,082
Seafoods	70,173	57,156
Grapes	13,583	16,844
Blueberries	100,202	48,071
Other	13,655	16,592

	276,691	236,637

26 COST OF SALES

	2016	2015
	USD	USD
Cost of inventories recognized as expenses	104,424	114,934
Personnel expenses (Note 29)	47,937	44,987
Depreciation of property, plant and eq. (Note 6)	9,816	6,526
Depreciation of bearer plants (Note 6)	19,578	17,761
Impairment of fixed assets (Note 6)	2,501	—
Custom duties refund	(4,552)	(5,890)

	179,704	178,318

In Peru, Camposol S.A., Marinazul S.A. and Corporación Refrigerados INY S.A. are beneficiaries of a simplified procedure for custom duties refunding (Drawback), at a rate of 4.0% of FOB value of exports.

The cost of inventories recognized as expenses include amortization of software of USD11 for 2016 and 2015 (Note 8).

At 2016 the Group recognized in cost of sale a reversal in the book value of the inventories by carrying them at the net realizable value amounting to USD1,906, and a reduction in book value of USD2,482 in 2015 (Note 12 and 32).

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

27 SELLING EXPENSES

Selling expenses for the years ended December 31 comprise the following:

	2016	2015
	USD	USD
Freight	12,675	13,643
Custom duties	5,512	5,531
Personnel expenses (Note 29)	3,586	4,003
Selling commissions	745	389
Analysis and quality control	468	545
Consulting services	713	879
Travel and business expenses	774	931
Insurances	1,913	1,119
Subscriptions to associations	256	240
Other expenses	940	986

	27,582	28,266

28 ADMINISTRATIVE EXPENSES

Administrative expenses for the years ended December 31 are comprised of the following:

	2016	2015
	USD	USD
Personnel expenses (Note 29)	15,015	11,832
Professional fees	2,873	2,517
Statutory auditors’ remuneration	114	56
Audit services and others	336	279
Depreciation (Note 6)	633	881
Travel and business expenses	510	768
Transport and telecommunications	843	923
Directors’ remuneration (Note 29)	418	394
Renting of machinery and equipment	1,391	2,428
Amortization of computer software (Note 8)	712	537
Materials and supplies	634	889
Maintenance	623	745
Insurances	73	233
Utilities	93	95
Other taxes	110	150
Other expenses	2,232	2,177

	26,610	24,904

The total fees charged by the Company’s statutory auditor for the statutory audit of the annual financial statements of the Company for the year ended 31 December 2016 amounted to USD114 (2015: USD56) The other expenses stated above includes fees of USD65 (2015: USD125) for tax consultancy services and other non-audit services charged by the Company’s statutory audit firm.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

29 PERSONNEL EXPENSES

	2016	2015
	USD	USD
Salaries and wages	58,731	51,427
Vacations	1,954	2,156
Other employees’ benefits	5,015	6,580
Other expenses	1,256	1,053

	66,956	61,216

Average number of staff employed during the year	15,244	13,313

Personnel expenses are allocated as follows:

	2016	2015
	USD	USD
Cost of sales (Note 26)	47,937	44,987
Selling expenses (Note 27)	3,586	4,003
Administrative expenses (Note 28)	15,015	11,832
Directors’ remuneration-(Note 28)	418	394

	66,956	61,216

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

30 OTHER INCOME AND EXPENSES

	2016	2015
	USD	USD
Other income -
Reversal of legal claims (Note 22)	—	853
Recovery of written-off accounts receivable (Note 14)	—	121
Gain on sale of property, plant and equipment (Note 32)	—	6,697
Indemnity of insurance	547	522
Services to third parties	627	784
Gain from recovery of escrow	1,991	—
Other	1,275	175

	4,440	9,152

Other expenses -
Obsolescence of inventories (Notes 12)	(3,576)	(3,665)
Contingencies (Notes 22)	(500)	—
Donations and samples	(270)	(104)
Impairment of trade and other receivable (Notes 13 and 14)	(1,376)	(299)
Impairment of goodwill (Note 8)	(8,472)	—
Write-off of blueberry project	—	(627)
Write-off of missing inventory and fixed assets	(958)	(342)
Default interest and fines	106)	(123)
Loss on sale of property, plant and equipment (Note 32)	(746)	—
Loss on sale of supplies	(793)	(825)
Services	(551)	(744)
Other	(434)	(1,096)

	(17,782)	(7,825)

31 FINANCIAL INCOME AND COSTS

	2016	2015
	USD	USD
Income -
Gain in investment funds (Note 15)	154	—
Interest (Note 15)	20	13

	174	13

Costs -
Interest on bonds and bank loans	(22,738)	(22,415)
Interest on finance leases	(777)	(1,311)
Tax on financial transactions	(1,131)	(1,035)
Interest on accounts payable to suppliers	(18)	(57)
Loss in investment funds (Note 15)	—	(57)
Other finance costs	(201)	(94)

	(24,865)	(24,969)

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

32 CASH GENERATED FROM OPERATIONS

	Note	2016	2015
		USD	USD
Reconciliation of profit for the year to net cash from (used in) operating activities:
Profit (loss) before income tax		10,659	(4,712)
Depreciation	6	37,717	39,430
Amortization	8	723	648
Impairment of accounts receivable	13 and 14	1,376	299
Obsolescence of inventories	12	3,576	3,665
Net gain in change of fair value of biological assets	9	(7,624)	(18,737)
(Loss) gain on sale of fixed assets	30	746	(6,697)
Operating loss for the year from discontinued operations		(19,450)	(15,005)
Gain attributable to associate	7	(728)	(254)
Net exchange difference		1,430	(695)
Net realisable value of inventories	12 and 26	(1,906)	2,482)
Impairment of goodwill	8	8,472	—
Reversal of unused contingencies	22	—	(853)
Impairment of fixed assets	6 and 26	2,501	—
Increase (decrease) of cash flows from operations due to changes in assets and liabilities:
Trade accounts receivable		2,777	4,879
Other accounts receivable and current tax assets		3,606	706
Inventories		16,317	41,987
Prepaid expenses		(18)	172
Trade accounts payable		3,343	(13,960)
Other accounts payable		7,006	(1,068)

Net cash generated from operating activities		70,523	32,287

33	INCOME TAX EXPENSE

a)	According to the Peruvian tax legislation in force the income tax is determined on separate basis. Management has determined the taxable income under the general income tax regime, which requires adding to and deducting from the result derived from the accounting records maintained in Sol those items considered as taxable and non-taxable, respectively.

As established under Law No.27360 dated 30 October 2000, that amends the Income Tax Law of individuals and legal persons engaged in the growing of crops and /or cattle as well as in industrial agriculture, the applicable income tax rate is 15%. This income tax regulations is applicable until 31 December 31 2021.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

The standard rate of Cyprus income tax for 2016 and 2015 is 12.5% and for the Peruvian subsidiaries, it ranges between 28% and 15% for 2016 and 2015.

	2016	2015
	USD	USD
Current income tax	411	102
Deferred income tax (Note 17)	7,674	3,505

Income tax expense	8,085	3,607

Income tax expense is attributable to:
Expense from continuing operations	8,802	4,204
Profit from discontinued operation	(717)	(597)

	8,085	3,607

b)	For the years 2016 and 2015 the income tax credited to income differs from the theoretical amount that would arise using the tax rate applicable to profit before workers’ profit sharing and income tax as follows:

	2016	2015
	USD	USD
Profit (loss) before income tax	10,659	(4,712)

Relevant theoretical income tax 15%	1,599	(707)
Income not subject to tax	(973)	(1,259)
Expenses not deductible for tax purposes	753	473
Impairment and expiration of tax loss	—	2,506
Impairment of goodwill	1,270	—
Foreign exchange differences	3,178	1,411
Impact of change in tax rate	2,677	—
Difference in tax rates from other jurisdictions	502	1,052
Income tax from discontinued operations	(717)	(597)
Other	(204)	728

Income tax expense / (credit)	8,085	3,607

At December 31, 2015, deferred income tax assets have been impaired due to the maturity of tax losses which amount to USD2,506. No impairment in 2016 was recorded, since the Group recover tax loss with fiscal earnings in 2016.

c)	On December 10, 2016 Legislative Decree No.1261 was enacted amending the income tax rate with an increase in the income tax rate applicable to corporate income earners from 28% to 29.5% effective from fiscal 2017. Also, such a decree sets forth a decrease in the income tax rate applicable to the income tax rate applicable to corporate income earners, from the current rate of 6.8% to 5% for dividends agreed or paid out in fiscal year 2017.

d)

The Peruvian Tax Authority may review and, if required, amend the income tax or the tax loss carry forward determined by the Company and its subsidiaries for four years, as from January 1 of the following year in which the tax return of the corresponding income tax was filed (years open to examination). Since discrepancies may arise over the proper interpretation of the tax law applicable to the Group, it is not possible to anticipate at this date whether additional tax liabilities will arise as a

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

result of eventual examinations. Additional tax, fines and interest, if any, will be recognized in results of the period in which the disagreement with the Peruvian tax authorities arises and they will be probable to be settled. Management considers that no significant liabilities will arise as a result of any eventual tax examinations.

The following table shows the income tax and value-added tax returns subject to review by the Tax Authority corresponding to the Company and its subsidiaries.

Years open to tax review
Company	Income Tax	Value Added Tax
Camposol Holding Limited	2009-2016	—
Camposol S.A.	2012-2016	December 2012-2016
Prodex S.A.C.	2012-2016	December 2012-2016
Vegetales del Norte S.A.C.	2012-2016	December 2012-2016
Muelles y Servicios Paita S.A.C.	2012-2016	December 2012-2016
Nor Agro Perú S.A.	2012-2016	December 2012-2016
Marinasol S.A.	2012-2016	December 2012-2016
Marinazul S.A.	2012-2016	December 2012-2016
Camposol Europa S.L.	2012-2016	December 2012-2016
Campoinca S.A.	2012-2016	December 2012-2016
Camposol Fresh B.V.	2012-2016	December 2012-2016
Domingo Rodas S.A.	2012-2016	December 2012-2016
Camarones S.A.C.	2012-2016	December 2012-2016
Corporación Refrigerados YNI S.A.	2012-2016	December 2012-2016
Pesquera ABC S.A.C.	2012-2016	December 2012-2016
Pacifico Azul S.A.C.	2012-2016	December 2012-2016
Inversiones Agrícolas Inmobiliarias S.A.C.	2014-2016	December 2014-2016
Congelados y Frescos S.A.C.	2012-2016	December 2012-2016
Persea, Inc	2012-2016	December 2012-2016
Camposol Fresh U.S.A Inc	2012-2016	December 2012-2016
Camposol Specialities, Inc	2012-2016	December 2012-2016

34 CONTINGENT LIABILITIES

As of 31 December 2016 the Group has labor-related contingencies and other claims amounting to USD2,354 (USD159 in 2015). No provision has been made since legal advice indicates that it is not probable that a significant liability will arise.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

35 TRANSACTIONS WITH SHAREHOLDERS AND OTHER RELATED PARTIES

a) Transactions -

The main transactions carried out between the Group and its related parties are as follows:

	2016	2015
	USD	USD
i) Associate -
Empacadora de Frutos Tropicales S.A.C. -
Sale of services	3	3
Purchase of services	3,149	3,643

	2016	2015
	USD	USD
ii) Entities related to Directors -

Gestion del Pacifico S.A.C -
Sale of services	—	44
Purchase of services and others	—	194
Purchase of fixed assets	—	43
Gestora del Pacifico S.A.C -
Sale of services	77	—
Purchase of services and others	861	—
Purchase of fixed assets	291	—

Asoc. para la Certif. de Productores Agricolas Proveedores
Camposol -
Purchase of raw material	111	28
Desarrollo Inmobiliario Mar Verde S.A.C.-
Sale of fixed assets	13	8,951
Integrity Packaging S.A.-
Sale of services	2	1
Purchase of services	25	371
Purchase of supplies	1,574	—
Veggie Pizza S.A.C.
Sale of services	23	—
Purchase of services	3	—

iii) Shareholders -
Capital contribution
Generación del Pacifico S.L. -	4,130	—
Other shareholders	870	—

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

b)	Amounts due from/to related parties –

Other accounts receivable (Note 13)

	At December 31		1 January 2015
	2016	2015
	USD	USD	USD
i) Associate -
Empacadora de Frutos Tropicales S.A.C.	29	1	—

ii) Entities related to Directors	—
Gestión del Pacífico S.A.C. (*)	—	8	—
Desarrollo Inmobiliario Mar Verde S.A.C.	45	31	—

	74	40	—

Trade payables (Note 20)
i) Associates
Empacadora de Frutos Tropicales S.A.C.	1,072	570	720
ii) Entities related to Directors
Gestión del Pacífico S.A.C. (*)	—	96	170
Gestora del Pacífico S.A.C. (*)	93	—	—
Asoc. Para la Certif. de Productores (*)
Agricolas Proveedores Camposol (*)	64	47	—
Integrity Packaging S.A. (*)	887	271	—

	2,116	984	890

(*)	A Director of the Group was a shareholder of these entities.

The transactions during the year with related companies correspond to purchase of consulting, legal services, cash loans for working capital and purchase of raw materials.

These balances have no schedule date for collection or payment and do not bear interest; however, the effect on results, if interest would be charged, is not significant.

c) Compensation of the Group key management

	2016	2015
	USD	USD
Salaries of key management (excluding remuneration of Directors)	3,202	3,288
Remuneration of Directors
(all of which are non-executives)	418	280

There are no management services provided by a related party to the Group

36 NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

The assets related to preserved asparagus and artichokes have been presented as held for sale following the approval of the group’s management and shareholders on November 2015 to sell these assets. On December

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

2015, the Group sold its production plant in the city of Piura for USD350. The transaction was completed by the first quarter of 2016. As a result the operations of artichokes ceased in 2016 and has been reflected as a discontinued operation.

In 2016, the Board decided to discontinue all of the operations of Asparagus. By the end of 2016 the Group retired the crops of asparagus and ceased the production process and industrial activity of all the asparagus line; lands and other property, plant and equipment were transferred to other segments (mainly blueberry), and the personnel and management were retired. The results from operations of this segment is shown under discontinued operations in the consolidated statement of comprehensive income.

The assets related to asparagus and artichokes have been presented as held for sale.

	At 31 December		1 January
	2016	2015	2015
	USD	USD	USD
Assets of disposal group classified as held for sale
Property, plant and equipment	—	1,751	—
Assets of Agroindustrial Santa Angela	—	3,567	—
Inventory	2,334	3,740	—

	2,334	9,058	—

As of December 31, 2015 the Group present as assets held for sale the assets related to the line of preserved asparagus and artichoke, and the assets from Agroindustrial Santa Angela as met the criteria, which were completely sold in 2016.

As of December 31, 2016 the Group present as assets held for sale, mainly other immaterial remaining inventory of asparagus, which was sold in the first half of 2017. The revenue from sale amounted to USD1,449 and a gross loss of USD885, which are not considered significant.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

A summary of the results of artichoke and asparagus is shown below:

	2016	2015
	USD	USD
Profit and loss
Revenue	23,856	52,692
Cost of sales	(26,506)	(39,499)
Depreciation of equipment (Note 6)	(2,567)	(4,733)
Depreciation of bearer plant (Note 6)	(5,122)	(9,529)
Changes in fair value of biological assets (Note 9)	6,339	(1,979)

Gross loss	(4,000)	(3,048)
Administrative expenses	(186)	—
Selling expenses	(720)	(2,568)
Other income	1,540	367

Other expenses	(9,745)	(11,735)

Operating loss	(13,111)	(16,984)
Loss before income tax	(13,111)	(16,984)
Deferred income tax)	717	597
Loss for the year from discontinued operations	(12,394)	(16,387)
Cash flows
Operating activities	(3,871)	9,934
Investing activities	2,156	350
Financing activities	—	—

	(1,715)	(10,284)

37 COMMITMENTS AND GUARANTEES

a)	Commitments and guarantees in respect of the bonds are set out in Note 19.

b)	On December 2014, Camposol S.A. issued a guarantee letter in favor of the Municipality of Lima amounting to USD7,500 for the project “Complementary design of the Wholesale Market of Santa Anita”. This project comprises putting up for concession the design, construction, financing, conservation and exploitation of the infrastructure relating to complementary design of the Wholesale Market of Santa Anita (“Desarrollo Complementario del Mercado Mayorista de Santa Anita”).

As of 24 March 2015 the City Hall of Lima dismissed this private initiative, superseding the continuation of this project, as a result the guarantee was rescinded and the restricted cash released.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

38 BASIC AND DILUTED EARNINGS PER SHARE

Basic earnings per share -

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares in issue during the year.

	2016	2015
Profit (loss) from continuing operations attributable to owners of the Company (USD)	1,857	(8,916)
Profit (loss) from discontinued operations attributable to owners of the Company (USD)	(12,394)	(16,387)

Profit (loss) attributable to owners of the Company (USD)	(10,537)	(25,303)

Weighted average number of ordinary outstanding shares (thousands)	32,531	32,404

Basic earnings (losses) per share from continuing operations (USD)	0.06	(0.28)
Basic earnings (losses) per share discontinued operations (USD)	(0.38)	(0.51)

Basic earnings (losses) per share (USD)	(0.32)	(0.79)

In March 2016, the Company issued 521,376 Ordinary shares at a nominal value of €0.01 (USD0.011) each at a premium of €4,454,790 (USD4,994,155).

At the end of 2016 the total outstanding number of ordinary shares is 32,925,196 (average 32,530,603) and at the end of 2015 the total outstanding and average number of shares is 32,403,820 with a par value of €0.01 per share. All shares issued have been fully paid-in.

Diluted earnings per share -

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has no transactions which are dilutive.

39 RESTRICTIONS AND PARENT COMPANY FINANCIAL INFORMATION

The covenants under the Indenture of the 10.50% Senior Secured Notes due 2021 (issued in 2016) and 9.875% Senior Secured Notes due 2017 (issued in 2012 and 2014) (the “Indenture”) limit, inter alia, the ability of Camposol Holding Limited and its Restricted Subsidiaries (as such term is defined under the Indenture) to declare or make a Restricted Payment (as such term is defined under the Indenture).

Similarly, the Mid-Term Loan with Interbank also contains customary negative covenants that generally limit the ability of Camposol S.A. of making Distributions (“Distribuciones”) as such term is defined under the Mid-Term Loan, which include dividend payments, and of providing indebtedness to related parties above USD2,500. Considering that such covenants restrict the flow of cash from the Restricted Subsidiaries to Camposol Holding Limited in the form of dividends and other payments, the stand-alone condensed statements of financial position, statements of comprehensive income, statements of change in equity and statements of cash flows of Camposol Holding Limited are included below.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

Camposol Holding Limited and Subsidiaries Notes to the Consolidated Financial Statements

December 31, 2016

Financial information of Parent Company Condensed statement of financial position (In thousands of U.S. Dollars)

	At 31 December		1 January
	2016	2015	2015
	USD	USD	USD
ASSETS
NON-CURRENT ASSETS
Investments in subsidiaries	216,800	216,800	216,800

Total non-current assets	216,800	216,800	216,800

CURRENT ASSETS
Accounts receivable from subsidiaries	2,071	258	262
Cash and cash equivalents	902	—	1

Total current assets	2,973	258	263

Total assets	219,773	217,058	217,063

EQUITY AND LIABILITIES
Equity
Share capital	513	507	507
Share premium	217,312	212,318	212,318
Other reserves	(132)	(132)	(132)
Accumulated losses	(1,088)	(1,603)	(1,092)

Total equity	216,605	211,090	211,601

CURRENT LIABILITIES
Accounts payable to subsidiaries	3,100	5,763	5,250
Trade accounts payable	16	17	31
Other accounts payable	52	188	181

Total liabilities	3,168	5,968	5,462

Total equity and liabilities	219,773	217,058	217,063

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

Financial information of Parent Company

Condensed statement of comprehensive income

For the year ended 31 December 2016 and 2015

(In thousands of U.S. Dollars)

	2016	2015
	USD	USD
Administrative expenses	(1,277)	(602)
Other income	1,818	—
Other expenses	(1)	—
Foreign exchange differences	(28)	91

Operating profit (loss)	512	(511)

Financial income	4	—
Financial cost	(1)	—

Profit (loss) before income tax	515	(511)
Income tax	—	—

Profit (loss) and total comprehensive profit (loss) for the year	515	(511)

Financial information of Parent Company

Condensed statement of changes in equity

For the year ended 31 December 2016 and 2015

(In thousands of U.S. Dollars)

	Number of shares	Share capital	Share premium	Treasury shares reserves	Accumulated losses	Total equity
Balance as of 1 January 2015	32,404	507	212,318	(132)	(1,092)	211,601

Comprehensive income:
Loss for the year	—	—	—	—	(511)	(511)

Total comprehensive loss	—	—	—	—	(511)	(511)

Balance as of 31 December 2015	32,404	507	212,318	(132)	(1,603)	211,090

Comprehensive income:
Profit for the year	—	—	—	—	515	515

Total comprehensive income		—	—	—	515	515

Transactions with owners:
Proceeds from issues of shares	521	6	4,994	—	—	5,000

Total transactions with owners	521	6	4,994	—	—	5,000

Balance as of 31 December 2016	32,925	513	217,312	(132)	(1,088)	216,605

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

Financial information of Parent Company

Condensed statement of cash flows

For the year ended 31 December 2016 and 2015

(In thousands of U.S. Dollars)

	2016	2015
	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES
Other payments	(4,107)	(1)
Other collections	9	—

Net cash used in operating activities	(4,098)	(1)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase of capital	5,000	—

Net cash generated from financial activities	5,000	—

Net increase / (decrease) in cash and cash equivalents	902	(1)
Cash and cash equivalents at beginning of year	—	1

Cash and cash equivalents at end of year	902	—

RECONCILIATION OF PROFIT (LOSS) BEFORE INCOME TAX
FOR THE YEAR TO NET CASH USED IN
OPERATING ACTIVITIES:
Profit (loss) before income tax	515	(511)
Decrease / (increase) in accounts receivable from subsidiaries	(1,813)	4
(Decrease) / increase in accounts payable to subsidiaries	(2,663)	513
(Decrease) / increase in trade accounts payable	(1)	(14)
(Decrease) / increase in other accounts payable	(136)	7

Net cash used in operating activities	(4,098)	(1)

Business activity-

Camposol Holding Limited is the holding company of the Camposol Group (hereinafter the “Group”). The principal activities of Camposol Holding Limited is the holding of investments in entities involved mainly in agricultural activities in Peru.

Basis of preparation -

The parent company only financial information of Camposol Holding Limited, presented above, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Accounting policies adopted in the preparation of this condensed parent company only financial information are the same as those adopted in the consolidated financial statements and described in Note 2 – Summary of significant accounting policies, except that the cost method has been used to account for investments in subsidiaries.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

Investments in subsidiaries—

Subsidiaries are all entities (including structured entities) over which the Camposol Holding Limited has control. Camposol Holding Limited controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The entity has power over the investee where the investor possess the right that gives it the current ability to direct the relevant activities. Camposol Holding Limited carries the investments in subsidiaries at cost less any impairment in its separate financial statements.

Investments in subsidiaries are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may be impaired.

As a result of the evaluation of internal and external indicators, Camposol Holding Limited arrived at the conclusion that some indicators were found (impairment of goodwill in consolidated financial statements in 2015 and 2016), therefore Management performed impairment tests of the carrying value of the investment in subsidiaries.

Management determined that there is no impairment in the stand alone financial statements since the recoverable amount of the investments in subsidiaries exceeds the carrying amount of the investment in subsidiaries.

Other income corresponds to an arbitration award in favor of Camposol Holding Limited in relation to a litigation with the former owner of Camposol S.A. (subsidiary of the Company) received in 2016 by Camposol S.A. and forwarded to Camposol Holding Limited in 2017.

Accounts payable to subsidiaries corresponds to administrative expenses paid by subsidiaries on behalf of Camposol Holding Limited.

As at 31 December 2016 there were no material contingencies at Camposol Holding Limited.

No dividends were paid to Camposol Holding Limited in 2016 and 2015.

On May 27, 2016, Camposol S.A., Camposol Holding Limited’s subsidiary, exchanged its outstanding USD200,000 9.875% Senior Notes due 2017 for newly issued 10.50% Senior Secured Notes due 2021. The Company received valid tenders that were not withdrawn from 73.75% of the holders of the 9.875% Senior Unsecured Notes due in 2017, representing USD 147,490 of the aggregate USD200,000 principal amount of the notes outstanding. At 31 December following the settlement of the exchange and the own purchase of bonds, a total USD46,947 of the 9.875% Senior Unsecured Notes due 2017 remained outstanding. Camposol Holding Limited acted as a guarantor for the above transactions. The probability that the Camposol Holding Limited would be called to settle any amounts in respect of this loan in its capacity as a guarantor, was considered as remote, due to the strong financial position of Camposol S.A. as at 31 December 2016 and 2015 and 1 January 2015, and the full compliance of Camposol S.A. with the payments of the coupons in a timely manner. Therefore, the Company estimated that the fair value of the financial guarantee provided by the Company as at 31 December 2016 and 2015 and 1 January 2015, was nil.

40	EVENTS AFTER THE REPORTING PERIOD

•	On 2 February 2017, the Group made the maturity payment of its 9.875% Senior Secured Notes due in 2017, therefore the Group now only has its 10.5% Senior Secured Notes due in 2021 of USD147,490 outstanding.

Camposol Holding Limited and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016

•	During the first quarter of 2017 the “El Niño phenomenon” hit the north coast of Peru, principally on the Tumbes, Piura and La Libertad, which are the departments were Camposol has its main operation facilities and crops. Camposol was not materially affected by this climate event, the impact was principally on inventories, infrastructure and equipment, with a total cost of approximately USD463 as at the date of the report.

•	On August 7, 2017, the shareholders of the Company approved by unanimous written consent to: (i) convert Camposol Holding Limited into a public limited liability company; (ii) change the corporate name from “Camposol Holding Limited” to “Camposol Holding PLC”; (ii) adopt the new Articles of Association that will govern Camposol as a public limited liability company; and (iv) change the currency of denomination of its share capital from Euro to United States Dollar. It is expected that the changes would be effective upon the registration approval of Cyprus authorities. As a consequence of the latter resolution, Camposol Holding’s authorized share capital will be changed to USD471,480 divided into 40,000,000 ordinary shares, each with a nominal value per share of USD0.011787 and its issued and outstanding share capital to USD388,089 divided into 32,925,197 ordinary shares, each with a nominal value per share of USD0.011787.

•	On August 4, 2017, Camposol Holding Limited issued one ordinary share, with the same terms and conditions of its existing ordinary shares, of par value € 0.01 to Risger S.A. (a related party owned by certain members of the Dyer family) to comply with the requirements of Cyprus Law to have at least seven shareholders in order to be able to convert into a PLC entity.

No other material events occurred after the end of the financial year.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Our Amended and Restated Articles of Association provide, and upon re-domiciliation, our Second Amended and Restated Memorandum and Articles of Association will provide that, subject to certain limitations, the company may indemnify its directors and officers against any losses or liabilities which he or she may sustain or incur in or about the execution of his or her duties including liability incurred in defending any proceedings whether civil or criminal in which judgment is given in his or her favor or in which he or she is acquitted.

The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the underwriters of us, our directors and officers, and by us of the underwriters, for some liabilities arising under the Securities Act, and affords some rights of contributions with respect thereto.

Under the form of indemnification agreement filed as exhibit an to the registration statement of which this prospectus is a part, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

Item 7. Recent Sales of Unregistered Securities

Since         , we have issued the following securities that were not registered under the Securities Act:

Date of Sale or Issuance	Title of Securities	Aggregate Principal Amount of Securities/ Amount of Securities	Purchaser/ Initial Purchaser/ Dealer Managers	Consideration	Exemption
March 13, 2015	Ordinary Shares	2,570,000 shares	Generación del Pacífico Grupo S.L.	None. Conversion from dormant shares.	4(a)(2)
March 4, 2016	Ordinary Shares	521,376 shares	Existing shareholders on an approximately pro-rata basis.	€4,454,790	4(a)(2)
May 11, 2016	10.50% Senior Secured Notes due 2021	$200,000,000	Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC	Exchange consideration depending on when tendered was U.S$1.00 of Senior Secured Notes due 2021 for every U.S.$1.00 of 9.875% Senior Notes due 2017 or U.S.$0.95 of Senior Secured Notes due 2021 for every U.S.$1.00 of Senior Notes due 2017.	144A/Reg S

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

See Exhibits Index beginning on page II-4 of this Registration Statement.

(b) Financial Statement Scheduled

All supplemental schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.Item 9. Undertakings

Item 9. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. The undersigned Registrant hereby undertakes:

•	To provide the underwriters specified in the underwriting agreement, at the closing, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

•	That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

•	That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The registrant hereby undertakes that:

(1)	For purposes of any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

EXHIBIT INDEX

Exhibit Number	Title

1.1**	Form of Underwriting Agreement

3.1**	Amended and Restated Articles of Association of Camposol, as currently in effect

3.2**	Second Amended and Restated Memorandum and Articles of Association, to be in effect after consummation of this Offering

4.1**	Indenture, dated May 13, 2016, for Camposol S.A.’s 10.50% Senior Secured Notes due 2021 (including form of notes)

4.2**	Form of Ordinary Shares Certificate

5.1**	Opinion of Arnold & Porter Kaye Scholer LLP

5.2**	Opinion of Antis Triantafyllides & Sons LLC

5.3**	Opinion of Higgs and Johnson

10.1**	Form of Indemnification Agreement to be entered into with Camposol’s Directors and Executive Officers

10.2**	Master Agreement of Commercial Agreement, dated December 17, 2015, by and between Sociedad Agricula Viru S.A. and Camposol S.A.

10.3**	Mid-Term Loan Agreement, dated September 5, 2016, by and between Banco Internacional del Perú S.A.A. – Interbank and Camposol S.A.

10.4**	Agreement for the Processing of Avocados (2016 Campaign), dated April, 8, 2016, by and between Empacadora de Frutos Tropicales S.A.C. and Camposol S.A.

10.5**	Service Agreement for the Processing of Grape Exports 2016-2017 Campaign, dated September 15, 2016, by and between Empacadora de Frutos Tropicales S.A.C. and Camposol S.A.

10.6**	Agreement for the Processing of Mango Exports (2015-2016 Campaign), dated December 11, 2015, by and between Empacadora de Frutos Tropicales S.A.C. and Camposol S.A.

10.7**	Agreement for the Processing of Mango Exports (2016-2017 Campaign), dated December 10, 2016, by and between Empacadora de Frutos Tropicales S.A.C. and Camposol S.A.

10.8**	Professional Services Agreement, dated June 30, 2016, by and between Camposol S.A. and Gestora del Pacifico S.A.C.

10.9**	Master Agreement for the Supply of Packaging and Packaging Materials, dated July 18. 2016, by and between Camposol S.A. and Integrity Packaging S.A.

10.10**	Advising Agreement dated January 1, 2016, by and between Camposol S.A. and Gestora del Pacifico S.A.C.

16.1*	Letter of PricewaterhouseCoopers Limited

21.1**	List of Subsidiaries of Camposol

23.1**	Consent of Arnold & Porter Kaye Scholer LLP (to be included as part of Exhibit 5.1)

23.2**	Consent of Antis Triantafyllides & Sons LLC ( to be included as part of Exhibit 5.2)

23.3**	Consent of Higgs and Johnson (to be included as part of Exhibit 5.3)

23.4**	Consent of Gaveglio, Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada

99.1**	Code of Ethics and Conduct

*	Filed herewith
**	To be filed by amendment

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, in the City of Lima, Peru, on             , 2017.

CAMPOSOL HOLDING PLC

By:
Name: Jorge L. Ramirez Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Principal Executive Officer

Signature	Title	Date
Jorge L. Ramirez	Chief Executive Officer (Principal Executive Officer)	, 2017

Andres Colichón Sas	Chief Financial Officer (Principal Financial Officer)	, 2017

Felix Agüero Salimas	Chief Accounting Officer (Principal Accounting Officer)	, 2017

Board of Directors

Signature	Title	Date
Samuel Barnaby Dyer Coriat	Chairman of the Board of Directors	, 2017

Raúl Ubaldo Fernández	Deputy Chairman	, 2017

Carmen Rosa Graham Ayllón	Director	, 2017

María Susana Eléspuru Guerrero	Directors	, 2017

Piero Martin Dyer Coriat	Director	, 2017

Sheyla Dyer Coriat	Director	, 2017

William Paul Dyer Osorio	Director	, 2017

SIGNATURE OF AUTHORIZED REPRESENTIVE

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Camposol Holding Plc, has signed this registration statement or amendment thereto, as the case may be, in the             , State of             , on             , 2017.

AUTHORIZED REPRESENTATIVE

Name: Title: